Form 40-F
MINEFINDERS CORP LTD
filed 2004-05-17
CIK 926479

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

For the fiscal year ended: December 31, 2003      Commission file number 0-29382


                          MINEFINDERS CORPORATION LTD.

             (Exact name of Registrant as specified in its charter)

-------------------------------------- ---------------------------------------- -------------------------------------

           Not Applicable                          Ontario, Canada                         Not Applicable

-------------------------------------- ---------------------------------------- -------------------------------------

  (Translation of Registrant's name      (Province of other jurisdiction of       (I.R.S. Employer Identification
    into English (if applicable))          incorporation or organization)             Number (if applicable))
-------------------------------------- ---------------------------------------- -------------------------------------

                                      1000
                                   ---------

    (Primary Standard Industrial Classification Code Number (if applicable))

   2288 - 1177 West Hastings Street Vancouver, British Columbia Canada V6E 2K3
                                 (604) 687-6263
--------------------------------------------------------------------------------
   (Address and telephone number of Registrant's principal executive offices)

     C T Corporation System, 111 - 8th Avenue, New York City New York 10011
                                 (212) 894-8890
--------------------------------------------------------------------------------
 (Name, address (including zip code) and telephone number (including area code)
                   of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                    Name of each exchange on which registered
Common Shares without par value        American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

 X  Annual information form               X  Audited annual financial statements
---                                      ---

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As at December 31, 2003, 36,121,841 Common Shares without par value were outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

 Yes: 82-____________                                X      No
                                                    ---

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

 X  Yes                                                     No
---

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

The exchange rate of Canadian dollars into United States dollars, on December 31, 2003, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN $1.2923.

                         RESOURCE AND RESERVE ESTIMATES

All resource estimates incorporated by reference in this Registration Statement have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy ("CIM") Classification System. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information incorporated by reference herein may not be comparable to similar information concerning U.S. companies.

For definitions of the terms mineral reserve, proven mineral reserve, probable mineral reserve, mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource under CIM standards, and a summary of the differences between CIM and U.S. standards, see the sections entitled "Glossary and Defined Terms" beginning on page - i - of the Annual Information Form filed as Document 1 to this Annual Report.

                               PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F, beginning on the following page:

     1. Renewal Annual Information Form for the fiscal year ended December 31, 2003;

     2. Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2003; and

     3. Consolidated Financial Statements for the fiscal year ended December 31, 2003.

                  DISCLOSURE REGARDING CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES.

As of the end of the Company's fiscal year ended December 31, 2003, an evaluation of the effectiveness of the Company's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by the Company's chief executive officer and chief financial officer. Based upon that evaluation, the Company's chief executive officer and chief financial officer have concluded that as of the end of that fiscal year, the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

It should be noted that while the Company's chief executive officer and chief financial officer believe that the registrant's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING.

During the fiscal year ended December 31, 2003, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

                                 AUDIT COMMITTEE

The Company's Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company's annual financial statements. As at the review of the audited consolidated financial statements of the Company for the year ended December 31, 2003 and as at the date of this Annual Report, the following individuals comprise the entire membership of the Company's Audit Committee, which committee has been established in accordance with Section 3(a)(58)(A) of the Exchange Act:

Robert L. Leclerc - Chairman

James Martin Dawson - Member

H. Leo King - Member

INDEPENDENCE

The Company has adopted the criteria for director independence and unrelatedness for members of public company audit committees that are consistent with the criteria prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder. Each member of the Company's audit committee satisfies the criteria for director independence.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors does not have an "audit committee financial expert" within the meaning of applicable U.S. securities regulation. All of the members of the Audit Committee are financially literate. Mr. Leclerc, as the chief executive officer of a large law firm (1993 to 1996) and of a company whose shares were listed and traded in the United States and Canada (1997 to 2003) was ultimately responsible for the activity and authority conferred on the chief financial officers who reported to him. This did not, however, entail an active role in supervising others engaged in the preparation, audit, analysis or evaluation of financial statements. Mr. Leclerc has no accreditation to perform such work. His experience, and that of the other audit committee members as directors of publicly traded companies, is considered by the board of directors to facilitate compliance with financial regulatory requirements. The desirability of adding an audit committee financial expert will be monitored as the Company grows and its financial reporting and internal control challenges increase.

AUDIT COMMITTEE CHARTER

The Company's Audit Committee Charter is attached hereto as Exhibit 99.1 and available in print to any shareholder who requests it.

CODE OF ETHICS

The Company does not have a formal "code of ethics" (as that term is defined in Form 40-F) at this time. The Company believes the behaviour required of directors and officers, as set out in the applicable corporate legislation in the Company's home jurisdiction, adequately address any issues that would otherwise be covered in a code. Additionally, all directors, as well as the chief financial officer, belong to professional associations that have standards governing the conduct of their members. The adoption of a formal code of ethics will be monitored as the Company grows and its financial reporting and internal control challenges increase. When it is completed, the code of ethics will be available for viewing on the Company's website at www.minefinders.com.

All amendments to the proposed code, and all waivers of the proposed code with respect to any of the officers covered by it, will be also posted on the Company's web site, submitted to the Securities & Exchange Commission on Form 6-K and provided in print to any shareholder who requests them.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

At the annual meeting held on June 10, 2003, the shareholders appointed BDO Dunwoody LLP, Chartered Accountants, ("BDO"), to serve as the independent auditors for the 2003 fiscal year. BDO acted as the Company's independent auditor for the fiscal years ended December 31, 2003 and 2002. The table below sets forth the total amount billed the Company by BDO for services performed in the years 2003 and 2002, and breaks down these amounts by category of service in CDN$:

-------------------- -----------------------------------------------------------
                                             Years ended December 31
-------------------- -----------------------------------------------------------
                                        2003                    2002
-------------------- ------------------------------- ---------------------------

Audit:                                  $73,600                 $ 58,602

Audit Related:                          Nil                     Nil

Tax                                     $5,600                  Nil

All Other Fees                          Nil                     Nil

Total                                   $79,200                 $58,602
-------------------- ------------------------------- ---------------------------

Audit fees for 2002 and 2003 were for professional services rendered for the audits of the Company's consolidated financial statements, meetings with the Audit Committee and Management in respect of quarterly filings, issuance of consent and comfort letters in connection with Canadian and US registration statements and private offerings.

Audit related fees for 2002 and 2003 were for professional services rendered in connection with the audit of the Company's consolidated annual financial statements and consulting on accounting standards and transactions.

PRE-APPROVAL POLICIES AND PROCEDURES.

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by BDO. Any services provided by BDO that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement. The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In 2003, none of the fees paid to BDO were approved pursuant to the de minimus exception.

OFF-BALANCE SHEET ARRANGEMENTS.

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

The Company is committed to payments under an operating lease for office premises through to June 2006 of approximately $55,000.00 per year. The following table lists as of December 31, 2003 information with respect to the Company's known contractual obligations.

                                                                      Payments due by period
Contractual Obligations                               Total       Less than    1- 3 years    3 - 5 years   More than
                                                                  1 year                                   5 years

Long-Term Debt Obligations(1)                          $450,000    $100,000      $300,000      $50,000        Nil
Capital (Finance) Lease Obligations                      Nil          Nil          Nil           Nil          Nil
Operating Lease Obligations(2)                         $150,000     $28,000      $122,000        Nil          Nil
Contingent Royalty Payments                             Nil(3)        Nil         Nil(3)        Nil(3)        Nil
Other Long-Term Liabilities Reflected on the             Nil          Nil          Nil           Nil          Nil
Company's Balance Sheet under Canadian GAAP

Total                                                  $600,000    $128,000      $422,000      $50,000        Nil

(1) Payments in respect of the Dolores Property, which the Company expects to make; all other property payments are at the discretion of the Company.

(2)  Includes existing leases without extensions.

(3) Royalty payments on the Dolores Property consisting of net smelter payments of 3.25% on gold and 2% on silver. Net revenues cannot be quantified until the project reaches production.

                            AMEX CORPORATE GOVERNANCE

The Company's common shares are listed on The American Stock Exchange  ("AMEX").
Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company's governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

Shareholder Meeting Quorum Requirement: The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws. The Company's quorum requirement is set forth in its By-Laws. A quorum for a meeting of members of the Company is two persons present in person, each being a shareholder entitled to vote thereat, or a duly appointed proxy for an absent shareholder so entitled.

Proxy Delivery Requirement: AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the 1934 Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Securities Exchange Act of 1934, as amended. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

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

                                    EXHIBITS

The following exhibits are filed as part of this report:

Exhibit No.      Description

1.               Renewal Annual Information Form for the year ended December 31,
                 2003

2.               The   audited   consolidated   financial   statements   of  the
                 Registrant, are exhibits to and form a part of this Annual Report, and include the following:

                 Auditors' Report on Consolidated Financial Statements, dated March 12, 2004;

                 Consolidated Balance Sheets as at December 31, 2003 and 2002;

                 Consolidated Statements of Loss and Deficit for the years ended December 31, 2003, 2002 and 2001;

                 Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001;

                 Consolidated Statements of Mineral Properties and Deferred Exploration Costs for the years ended December 31, 2003, 2002 and 2001;

                 Summary of Significant Accounting Policies

                 Notes to Consolidated Financial Statements (which includes a reconciliation to United States generally accepted accounting principles).

3. Management Discussion and Analysis of Financial Conditions and Results of Operations

4.               Consent of BDO Dunwoody LLP. dated May 14, 2004

5.               Consent of Mark H. Bailey dated May 14, 2004

6.               Consent of Pincock Allen & Holt dated May 14, 2004

7.               Consent of George A. Armbrust dated May 14, 2004

8.               Consent of Robert L. Sandefur dated May 14, 2004

9.               Certification  of  the  Chief  Executive  Officer  Pursuant  to
                 Section 302 of the Sarbanes Oxley Act of 2002 (pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended).

10.              Certification  of  the  Chief  Financial  Officer  Pursuant  to
                 Section 302 of the Sarbanes Oxley Act of 2002 (pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended).

11. Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12. Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1             Audit Committee Charter

                                   Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

MINEFINDERS CORPORATION LTD.

               Registrant

By /s/ "Mark H. Bailey"
----------------------------------------
        Mark H. Bailey, CEO and Director

Date: May 14, 2004

                                    EXHIBIT 1

                          MINEFINDERS CORPORATION LTD.











                         RENEWAL ANNUAL INFORMATION FORM

                      for the year ended December 31, 2003











                                   May 14 2004

                                TABLE OF CONTENTS

                                                                                                               Page
GLOSSARY AND DEFINED TERMS........................................................................................i

REFERENCE INFORMATION.............................................................................................v

CORPORATE STRUCTURE...............................................................................................1

GENERAL DEVELOPMENT OF THE BUSINESS...............................................................................1

    Significant Acquisitions and Dispositions.....................................................................2

    Background and Trends.........................................................................................2

NARRATIVE DESCRIPTION OF THE BUSINESS.............................................................................3

    Overview......................................................................................................3

    PRINCIPAL PROPERTY - THE DOLORES PROPERTY.....................................................................3

    Description and Location......................................................................................4

    Accessibility, Climate, Local Resources, Infrastructure and Physiography......................................6

    History.......................................................................................................6

    Geology.......................................................................................................7

    Exploration...................................................................................................8

    Drilling......................................................................................................8

    Mineralization...............................................................................................10

    Sampling and Analysis........................................................................................11

    Mineral Resource and Mineral Reserve Estimates...............................................................13

    NORTHERN SONORA PROPERTY.....................................................................................16

    Description and Location.....................................................................................16

    Climate, Accessibility, Local Resource Infrastructure and Physiography.......................................16

    Nature of Transport..........................................................................................17

    Sampling and Integrity of Samples............................................................................17

    La Bolsa Property: Location and Access.......................................................................17

    El Malacate Recon: Description and Location..................................................................20

    OTHER PROPERTIES.............................................................................................22

    La Reserva/El Correo Property................................................................................23

    San Antonio Property.........................................................................................24

    Other Interests In Properties................................................................................24

    NUMBER OF EMPLOYEES..........................................................................................28

    BANKRUPTCY, RECEIVERSHIP OR OTHER SIMILAR PROCEEDINGS........................................................28

    COMPETITION..................................................................................................28

    RISK FACTORS.................................................................................................28

SELECTED CONSOLIDATED FINANCIAL INFORMATION......................................................................32

    Dividend Record and Policy...................................................................................34

MANAGEMENT'S DISCUSSION AND ANALYSIS.............................................................................34

MARKET FOR SECURITIES............................................................................................34

DIRECTORS AND OFFICERS...........................................................................................34

    Shareholdings of Directors and Officers......................................................................35

    Committees of the Board of Directors.........................................................................35

    Corporate Cease Trade Orders or Bankruptcies.................................................................36

    Penalties or Sanctions.......................................................................................36

    Personal Bankruptcies........................................................................................36

    Conflicts of Interest........................................................................................36

ADDITIONAL INFORMATION...........................................................................................37


                           GLOSSARY AND DEFINED TERMS

The following is a glossary of certain mining terms used in this Annual Information Form.

Adit

          A horizontal passage from the surface into the mine, also called a tunnel.

Adularization

          Potassic alteration, introduction or replacement by Adularia.

Anomaly

          A geological feature distinguished by geophysical or geochemical means, which is different from the general surroundings and is of potential economic value.

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

          Metamorphic rock of sedimentary origin.

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

          Indicated Mineral Resource: Under CIM Standards, an Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

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

Paleozoic

          The era of geologic time from 570 to 245 million years ago, from the end of the Precambrian to the beginning of the Mesozoic.

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

The annual high, low, average and end of period exchange rates for the US dollar in terms of Canadian dollars for each of the periods indicated, such rates being the rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, were as follows:


                                                Corporation's Fiscal Year Ended December 31

--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

                            2003                2002               2001                2000               1999
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

High                       $1.2923            $1.5190             $1.4995            $1.4505             $1.4440

Low                        $1.5750            $1.6049             $1.5925            $1.5335             $1.5095

Average                    $1.3916            $1.5702             $1.5519            $1.4870             $1.4827

Period End                 $1.2923            $1.5800             $1.5925            $1.4995             $1.4440
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

On May 7, 2004, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S. $1.00 equals CDN$1.3858.

INCORPORATION OF FINANCIAL STATEMENTS AND MD&A

Incorporated by reference into this AIF are the audited consolidated financial statements of the Company, which include its balance sheets as at December 31, 2003 and 2002 and the consolidated statements of loss and deficit, cash flows and mineral properties and deferred exploration costs of the Company for the years ended December 31, 2003, 2002 and 2001, together with the summary of significant accounting policies and notes thereon, included in the Company's 2003 Annual Report. Also incorporated by reference in this AIF is the Company's management's discussion and analysis ("MD&A") set out on pages 6 through 10 of the Company's 2003 Annual Report. All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Differences between Canadian and US GAAP pertaining to the Company are described in Note 9 to our 2003 consolidated financial statements.

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

                        Principal Operating Subsidiaries

Name                                                                 Place of                   Percentage
                                                                   Incorporation                Ownership

------------------------------------------------------------- ------------------------ -----------------------------
Minera Minefinders S.A. de C.V.                                       Mexico                       100%
Compania Minera Dolores S.A de C.V.                                   Mexico                       100%
Minefinders (U.S.A.) Inc.                                             Nevada                       100%
Servicios Mineros Sierra S.A. de C.V. (1)                             Mexico                       100%
------------------------------------------------------------- ------------------------ -----------------------------

(1) This company is inactive at this time, and was incorporated subsequent to the Company's 2003 fiscal year end.

The Company's operations in Mexico are conducted through Minera Minefinders S.A. de C.V. ("Minera") Compania Minera Dolores S.A. de C.V. ("Minera Dolores") and Servicios Mineros Sierra S.A. de C.V. ("Servicios") and in the U.S.A., through Minefinders (U.S.A.) Inc.

The Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and the Company's common shares are listed for trading on the Toronto Stock Exchange ("TSX") under the symbol "MFL" and on the American Stock Exchange ("AMEX") under the symbol "MFN".

                       GENERAL DEVELOPMENT OF THE BUSINESS

The Company is in the business of exploration and development of precious and base metal properties. Interests in these properties are currently held directly and indirectly and through leases, options and working interests. The Company's properties are primarily located in Mexico and the U.S.A. The Company's principal mineral property interests are the Dolores Property located in Chihuahua, Mexico (the "Dolores Property") and the Northern Sonora Property located in Sonora, Mexico (the "Northern Sonora Properties"). The Northern Sonora Properties include the La Bolsa gold deposit, Real Viejo silver prospect and the Planchas de Plata silver prospect, each at various levels of exploration. The Company's other mineral property interests include the Clear, Dottie and Gutsy/Buckskin Mountain Properties in Nevada, the Oro Blanco Property in Arizona and the San Antonio Property in Zacatecas, Mexico. The Company also has mineral property interests in Quebec, Canada, but has no active exploration projects in Canada.

Exploration and Development

In June of 2002, the Company initiated a 30,000 metre drilling program, designed to bring the Dolores property to final feasibility and lead to a production decision. This drilling program was expanded in 2003 to 75,000 metres, to include condemnation and geotechnical drilling. At the earliest, production is not anticipated to commence on the Dolores deposit until early 2006. Since initiating drilling in 1996 through the period ended December 31, 2003, the Company has completed a total of 291 diamond core holes, totalling 82,300 metres and 220 reverse circulation ("RC") drill holes totalling more than 42,100 metres of drilling on the Dolores deposit, bringing the total drilling completed on the Dolores Property through December 2003 to more than 124,000 metres. The Company selected independent engineering firms to provide an updated resource model and final feasibility study in 2004. Drilling will continue through the first half of 2004. Other activities over the past three years on the Dolores Property have included geological mapping and sampling, road construction, re-assaying 9,000 drill intercepts for silver using multi-acid digestion, completing in August 2002 an independent audit of the measured, indicated and inferred resource contained in the Dolores main zone deposit and initiating additional metallurgical studies. Exploration activities will continue on the Company's other properties over the next 12 months with additional drilling planned for the Northern Sonora Properties and the Nevada properties in 2004.

Financing

In January 2001, the Company completed private placements financing (the "January 2001 Financing") of 1,599,643 units for gross proceeds of $1,477,180. Each unit consisted of one common share and one warrant entitling the holder to purchase one common share at $1.00 and $1.15 for a two year period. In connection with this private placement, 50,000 common shares were issued and approximately $56,000 was paid as a finder's fee.

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

On December 8, 2003, the Company completed a brokered placement consisting of 4,000,000 common shares (the "December 2003 Financing") at $11.00 per share for gross proceeds of $44,000,000. The shares issued under the December 2003 Financing were qualified by way of short form prospectus. The final short form prospectus of the Company in respect of the December 2003 Financing was receipted by the British Columbia, Alberta, Saskatchewan, Manitoba and Ontario Securities Commissions on December 5, 2003.

Significant Acquisitions and Dispositions

There were no significant acquisitions or dispositions made by the Company during its most recently completed financial year. The Company did however, acquire through staking, one concession in Sonora Mexico, called the Anita Claim, which covered the ground (500 hectares) comprising the historical Planchas de Plata silver district, and the El Malacate property was written off at year end 2003.

Background and Trends

As the Company is a mineral exploration and development company with no producing properties, the information required by this sub-item is inapplicable. The Company's management believes that gold and silver prices will continue to firm up over the next several years and that the Company will continue to benefit from rising precious metal prices.

For further information on the Company's material mineral properties, see the "Property" discussions in Item 4 commencing on page 3 of this AIF. See the "Selected Consolidated Financial Information" in Item 5 of this AIF for information on significant transactions affecting the development of the Company's business in the last three years.

                      NARRATIVE DESCRIPTION OF THE BUSINESS

Overview

The information provided hereunder has been prepared by Mark H. Bailey, M.Sc., P.Geo., President & CEO of the Company, who is a "qualified person" as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

The Company is a mining exploration and development company. The Company's principal properties are the Dolores Property and the Northern Sonora Properties (which include the La Bolsa deposit, the Real Viejo silver prospect, the Planchas de Plata prospect, and the La Dura prospect). All of these properties are without a known body of commercial ore. The Company's activities on these properties to date have been exploratory in nature. There is no surface plant or equipment on any of these properties.

Since November 1995, the Company has been actively working on the Dolores Property completing aerial photos and topography, satellite imagery, road construction and infrastructure development, surface mapping, surface sampling, underground sampling, geophysics, diamond core and RC drilling, metallurgical studies, environmental base line studies, initial resource modelling and mine engineering, environmental impact study and feasibility study. Results from these efforts have led to the discovery of a major epithermal gold and silver deposit containing an initial estimated measured and indicated resource (reported in NR June 5, 2003, calculated using a 0.3 g/t gold-equivalent cutoff grade) of 84.8 million tonnes containing 2.33 million ounces of gold and 116 million ounces of silver. An additional inferred resource of 39.5 million tonnes was calculated, containing 1.1 million ounces of gold and 39.7 million ounces of silver. An updated resource model, incorporating all drilling through February 2004, will be reported when completed.

A feasibility study for the open-pit minable portion of the Dolores gold and silver deposit was initiated in 2003 and is expected to be completed during 2004. A positive feasibility study will advance the deposit to a production decision in late 2004 or early 2005.

The La Bolsa mineralized system on the Northern Sonora Property was discovered and staked in 1994 and a first phase exploration drilling program was completed in 1996. A second program was completed in 1998 producing an independent mineralized deposit estimate of up to 208,000 ounces gold and 2 million ounces of silver. Exploration work was suspended in 1998 pending an increase in gold prices or a substantial cash influx. Exploration activities including geological mapping and sampling and drilling continued on the El Malacate project covering a portion of the Northern Sonora Property with the completion of nine widely spaced drill holes during 2002. Follow-up work on the El Malacate project in 2003 failed to enhance the prospect and it was written down at the end of 2003. Work on the other northern Sonora mineral claims from 1996 through 2003 has led to the discovery of additional gold-silver mineralized systems and several porphyry copper related base metal systems. Exploration drilling re-commenced on the La Bolsa property in the fall of 2003 with the completion of 20 additional core holes by the end of 2003. Additional drilling, planned for 2004, commenced in February on the La Bolsa property and the nearby La Dura and Real Viejo prospects.

The Company also has interests in a number of secondary properties. Detailed mapping and sampling conducted over the past five years has defined anomalous gold zones on the San Antonio Property in Zacatecas, Mexico, where an initial drilling program is proposed to confirm and test the down dip extension of this gold mineralization. In addition, the Company has interests in the Gutsy/Buckskin Mountain Properties, Nevada, U.S.A., the Clear Property, Nevada, U.S.A., the Dottie Property, Nevada, U.S.A., the Oro Blanco Property, Arizona, U.S.A. and the Dubuisson Property, Val d'Or, Quebec. The Company's interest in the Dubuisson Property consists only of a 2% net royalty interest.

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

The Company's current primary focus is on the Dolores Property in respect of which a drilling and feasibility study is underway. The Dolores Property is a structurally-controlled, gold-silver deposit located within a sequence of volcanic rocks. Gold and silver mineralization identified at surface occurs within a zone over 4,000 metres long and 1,000 metres in width at elevations that range from 1,400 metres to 1,700 metres above sea level. Mineralization has also been investigated to the depth of drilling at 1,150 metres elevation or over 550 metres of vertical extent

Description and Location

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

The Company, through its 100% owned Mexican subsidiary, Minera Dolores, has a controlling interest in the Dolores mineral concessions and surface rights covering the project area. The Company executed a Mining Exploration, Exploitation and Unilateral Promise of Sale Agreement with Liebano Saenz Ortiz ("Saenz"), the owner of seven exploitation concessions comprising a total of 1,920 hectares covering the core of the Dolores Mining District. This agreement was subsequently assigned to Minera Dolores. Minera can earn a 100% interest in these concessions by paying a total of US$1.5 million in cash payments at the rate of US$25,000 each calendar quarter. Through December 2003, the Company has paid a total of US$1,067,000. A Net Smelter Return ("NSR") royalty of 2% on gold and silver is payable to Saenz upon commercial production and an additional 1.25% NSR on gold only is payable to another party. Two peripheral mineral concessions (Silvia and Dolores) were staked by the Company bringing the total area of concessions to 27,700 hectares.

                  [GRAPHIC MAP OF PROPERTY LOCATIONS OMITTED]
                          Figure 1: Property Locations

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

                    Dolores Property Exploitation Concessions

-------------------------------------- ---------------------- ------------------------- ------------------------------
           Concession Name                   Title No.            Area (hectares)                Expiry Date

-------------------------------------- ---------------------- ------------------------- ------------------------------
    Silvia                                    217587                    2,866               August 20, 2052
    Real Cananea                              184981                      394               December 12, 2039
    Real Cananea Uno                          184982                      180               December 12, 2039
    San Judas Tadeo                           184983                      150               December 12, 2039
    Alma Maria                                191728                        6               December 18, 2041
    Ampliacion Real Cananea                   184984                      350               December 12, 2039
    Ampliacion Real Cananea Uno               184985                      360               December 12, 2039
    Ampliacion Real Cananea Dos               184986                      480               December 12, 2039
    Dolores                                   221593                   22,914               March 3, 2054
    Total Area                                                         27,700
-------------------------------------- ---------------------- ------------------------- ------------------------------

All nine concessions have been granted exploitation status, the most recent being the Dolores concession. Taxes are due every six months, in January and July, on all concessions. Taxes paid in January 2004 totalled 526,260 Pesos (approximately US$48,000). Annual assessment work is required for exploration concessions and work expenditures to date, which can be carried forward, will cover the concessions for the next five years.

Gold and silver mineralization, identified at surface, occurs within a zone over 4,000 metres long and 1,000 metres in width and has been intersected in drilling to depths of over 550 metres below the highest topographical elevation. Historic underground mining was carried out along three main, sub-parallel structures that occur both within and beyond the resource study area. Figure 2 below illustrates the location of the known mineralized zones, the mineral resource area and concession boundaries.

 [GRAPHIC OF DOLORES PROPERTY MINERAL CONCESSIONS AND MINERALIZED AREAS OMITTED]

      Figure 2: Dolores Property Mineral Concessions and Mineralized Areas

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The project area is approximately 250 kilometres west of the city of Chihuahua and is accessed from the town of Madera (pop. +/- 35,000). Madera is linked by paved highway and railway with the rest of Mexico and the United States. The 87 kilometre, 3.5 hour trip to Dolores from Madera by vehicle is mostly along narrow, winding and rough gravel logging roads. During the feasibility study a new route was identified, which will provide superior access to Dolores with a minimum amount of construction. The new route takes off from the main highway between Chihuahua and Hermosillo and will require approximately 6 kilometres of new road to connect up with an existing 85 kilometre road and the upgrading of the entire length to provide a seven-meter wide primary mine haulage road.

The climate in the area is semi-arid with average annual precipitation of approximately 25 cm. Most of the precipitation falls during the wet season lasting from July to mid September. Temperatures range from -10 degrees Celsius in winter to 45 degrees Celsius in summer. Exploration can be undertaken throughout the year.

The local economy is supported mainly by cattle ranching, logging and subsistence level farming. Unskilled labour is available at several villages within the area. Water for drilling is available from a local reservoir, from flooded historic underground mine workings and the nearby Rio Tutuaca. Surface rights to all known mineralization, areas suitable for potential waste disposal, tailings, storage, heap leach pads and plant sites are held by the Company. The project area is currently serviced by narrow, winding, rough roads. A network of roads to provide access for drilling has been established on the property. Most modern services are available at Madera.

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

The Company began acquiring a land position in the district in 1993 and initiated a preliminary surface exploration program to evaluate the district's mineral potential. Between 1996 and 2001, the Company completed more than 61,000 metres of drilling, including approximately 136 core holes totalling 32,048.8 metres and approximately 155 RC holes totalling 29,392.2 metres. Detailed geologic mapping of approximately six square kilometres and widespread reconnaissance mapping and sampling covering 12 square kilometres have been combined with ore microscopy, metallurgical study, petrographic analysis and geochemical studies to form the data base. Geophysical surveys, including 14,900 line metres of induced polarization, resistivity, and magnetic surveys, as well as base-line environmental studies, were also completed during this period. Since beginning the final phase drilling program in July of 2002, the Company has completed an additional 61,404 metres (50,750 meters of core and 11,250 meters of RC) of a planned 70,000 - 75,000 metre drilling program for 2002-2004. Total drilling at Dolores through December 2003 now stands at 510 drill holes totalling more than 115,000 metres. Drilling re-commenced in February of 2004 and will continue through most of the year with delineation, exploration, condemnation, and geotechnical holes planned.

The following table shows the historical production of the Dolores Mining District for the years 1922 to 1931. The accuracy of this information is unknown to the Company.

              Recorded Production from the Dolores Mining District

     --------- ------------ ----------------- ------------------- ------------------------ --------------------
       Year    Tons Mined    Average Grade      Average Grade            Contained              Contained
                                (gm/ton)           (oz/ton)              Kilograms              Kilograms
                              Au       Ag        Au        Ag        Au           Ag          Au        Ag
       1922      63,494       *6.1      *635       0.18    18.52     *388.5     *40,313.8    12,492  1,296,088
       1923      65,885        6.8       559       0.20    16.30      451.0      36,862.0    14,500  1,185,113
       1924      54,005       *8.4      *527       0.24    15.37     *451.0     *28,471.3    14,501    915,351
       1925      51,261       *9.6      *505       0.28    14.73     *492.7     *25,862.1    15,841    831,466
       1926      48,523       12.7       548       0.37    15.98      606.0      25,718.0    19,483    826,834
       1927      42,082       12.5       554       0.36    16.16   ***526.0   ***23,313.4    16,912    749,526
       1928      38,146       12.5       400       0.37    11.67      478.0      15,250.0    15,368    490,288
     Mill burned in early 1929, subsequent higher grade ore shipped off property for milling (?)
       1929       1,306       24.6       872       0.72    25.43          32.0    1,140.0     1,029     36,651
       1930       3,686     **30.7  **1671.5       0.90    48.75         118.0    6,153.0     3,794    197,819
       1931       3,384     **27.6  **1458.2       0.81    42.53        **93.4  ***4,934.5    3,004    158,646
     Total/ weighted average

                 371,771       9.8       563      0.286    16.26       3,636.7  208,018.1   116,921  6,687,782
     --------- ------------ ------- --------- ---------- -------- ------------- ---------- --------- ----------

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

Precious metal mineralization has been encountered from the surface to the deepest drilling completed to date, exceeding 550 metres and over wide intervals (30 to 100 metres). Within this broad zone of mineralization, relatively narrow, 2 to 20 metre wide intense stockwork or mineralized breccia zones, that often occur along, but not confined to, intrusive contacts contain bonanza grades that may range from 10 to over 200 grams per tonne gold and 300 to over 13,000 grams per tonne silver.

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

Exploration efforts have included reconnaissance and detailed surface mapping, channel sampling on surface and in accessible old underground workings totalling more than 16,000 rock chip assays, extensive metallurgical studies, initial mine planning and engineering studies, environmental base line studies, road up-grading and construction, airphoto and topographical maps and a total of 510 holes for more than 115,000 metres, as of the end of fiscal year 2003.

Work on the property was carried out by professional geologists employed by the Company and a number of independent consulting geologists and engineers. The principal outside independent consultants over the last 7 years include: H. J. Choates and W.E. Brereton, of MPH Consulting Limited; McClelland Labs of Reno, Nevada; Golder and Associates, Tucson, Arizona; Mine Development Associates, Reno, Nevada; MRDI Canada; SRK Canada; J. Nilsson, P. Eng; Pincock Allen & Holt, Denver, Colorado; Hazen Research, Inc, Golden Colorado, Roscoe Postle Associates Inc, Vancouver, B.C. and M3 Engineering & Technology Corp. Tucson, Arizona and SGS Lakefield Research Ltd, Denver, Colorado.

Drilling

Since the start of the first phase of drilling in August 1996 more than 124,000 metres of drilling in 510 holes have been completed to date. Diamond drill holes amounting to more than 82,300 metres in 291 holes and 220 reverse circulation drill holes for 42,100 metres constitute the drilling database with drilling continuing at the time of this AIF.

Of the total holes drilled, more than 440 holes were drilled within the resource area and will be used in the new resource calculation. Two holes were lost and six additional holes were water well and water test wells. Fifty-four holes were drilled to test targets peripheral to the resource area; three were drilled on the La Bohemia target, 18 tested the East Dike target, 13 tested the Norte and north end of the East Dike target, 16 were drilled on the Sur Zone and one hole was drilled on the La Central target.

Reverse circulation holes were sampled at 1.52 metre intervals and diamond core holes were typically split at 2 metre assay intervals. One-half of the sample was sent to the lab for assay and one-half was placed in storage for future reference.

A first phase of diamond drilling was carried out by the Company between August and December 1996, with 6,609 metres of HQ/NQ core recovered in 30 holes. Most of the drill holes encountered significant gold and silver mineralization over substantial widths along a 1,000 metre strike length within the Chabacan target area. A second phase of drilling commenced in January 1997 and ended in June 1997. At the end of this program, 45 diamond drill holes totalling 10,115 metres had been completed since initial drilling started in August 1996. The second phase drilling tested a 2,000 metre strike length south of the Chabacan main zone. One of the better drill holes in this program, D97-36, intersected 96 metres averaging 2.00 g/t gold and 32.2 g/t silver.

A third phase drill program was initially carried out under the direction of Echo Bay Mines Ltd. ("Echo Bay") staff and later managed by Company personnel. The drill program consisted of infill drilling to confirm the existing resource and step-out drilling to expand the resource to include the Hondo and Chabacan target areas.

All of the infill holes drilled during this phase intersected potentially economic grade gold and silver mineralization and confirmed continuity of the main zone deposit over a strike length of 2,000 metres. All holes were drilled at angles of -450 to -750 and directed to test the down-dip extension of outcropping surface gold and silver mineralization to depths of 550 metres (see Figure 3).

           [GRAPHIC OF COMPOSITE SECTION THROUGH CENTRAL BRECCIA PIPE
                    IN DOLORES GOLD & SILVER DEPOSIT OMITTED]

Figure 3. Composite section through central breccia pipe in Dolores gold & Silver Deposit

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

                        Indicated          23,912,000 tonnes of 1.45 g/t Au Eq.
                        Inferred           30,385,000 tonnes of 1.245 g/t Au Eq.
                        ------------------ -------------------------------------
                        Total              54,297,000 tonnes of 1.338 g/t Au Eq.

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

Since June of 2002, a drilling program, consisting of approximately 70,000 to 75,000 metres of infill, stepout, condemnation and geotechnical drilling has been underway. This drilling program is designed to bring the main zone resource to a final feasibility and to expand the mineralized potential of the district. Results from this program are being incorporated into revised resource models and mine planning, and incorporated into an independently engineered feasibility study

Mineralization

Gold and silver mineralization identified at surface occurs within a zone over 4,000 metres long and 1,000 metres in width at elevations that range from 1,400 metres to 1,700 metres above sea level. Mineralization has also been investigated to the depth of drilling at 1,100 metres elevation or over 550 metres of vertical extent.

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

Each sample site was flagged and marked with an aluminium tag. Soil samples were taken along those portions of the lines covered by overburden. A total of 1,800 soil samples were collected and analyzed. A surveyed baseline and grid lines spaced at 50 metre intervals were established for control of the rock chip and soil sampling. The area covered by the sampling program was approximately six square kilometres.

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

Quality Control

Quality control of assay data at the Dolores Property was ensured through a monitoring program (set up by an independent geochemist, Dr. Lovestrom,) that included use of prepared gold-silver standards, blank samples, check analyses, duplicate analyses by alternate labs, and metallic screen analyses. A total of more than one out of every ten samples were a part of the quality assurance database and all geochemical analyses are performed at ALS Chemex Laboratories and Inspectorate, well known, industry-standard geochemical laboratories. Quality assurance was provided by check assays processed at Bondar-Clegg labs, Vancouver, B.C. and/or between the two other labs listed above.

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

                   Measured, Indicated and Inferred Resources

-----------------------------------------------------------------------------------------------------------------
Dolores Project, PAH (audited) Measured  Resource

-----------------------------------------------------------------------------------------------------------------
  Cutoff        TONNES         GOLD         GOLD         SILVER        SILVER      Aueq grade        Aueq
 gpt Aueq      (1000's)       gpt Au       Ounces        gpt Ag        Ounces       gpt Aueq        Ounces
-----------------------------------------------------------------------------------------------------------------
    3.0          2,960        3.743        356,300       183.5       17,467,200       6.802        647,400
    2.0          5,337        2.706        464,400       135.6       23,269,600       4.966        852,200
    1.5          7,986        2.138        549,000       109.0       27,973,500       3.954       1,015,200
    1.0         12,147        1.649        643,900        85.0       33,191,400       3.066       1,197,100
    0.7         16,415        1.344        709,500        69.8       36,859,600       2.508       1,323,900
    0.6         18,614        1.230        736,100        64.0       38,298,300       2.297       1,374,500
    0.5         21,487        1.107        764,500        57.8       39,960,100       2.071       1,430,500
    0.3         29,980        0.857        826,300        45.0       43,384,100       1.607       1,549,400
-----------------------------------------------------------------------------------------------------------------
 Dolores Project, PAH (audited)  Indicated  Resource

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


 Dolores Project, PAH (audited) Measured + Indicated Resource

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

The following table sets out the proposed 2004 exploration and development budget on the Dolores property.

-----------------------------------------------------------------------------------------------------------------------
Dolores 2004 Budget

-----------------------------------------------------------------------------------------------------------------------
Infill Drilling

Total # of holes planned (core)                                                             25
Total # of holes planned (RVC)                                                              10
Total meters planned core:                                                               10000
Total meters planned RVC:                                                                 2000

Exploration Drilling

Total # of holes planned (core)                                                             25
Total # of holes planned (RVC)                                                              15
Total meters planned core:                                                               10000
Total meters planned RVC:                                                                 5000

Condemnation Drilling

Total # of holes planned (core)                                                             30
Total # of holes planned (RVC)                                                              20
Total meters planned  (core)                                                              5000
Total meters planned (RVC)                                                                2000
Total hours of drill road & pad construction :                                             360

                                                                                              Unit Cost  Total Cost


All inclusive infill core drill costs (per meter - Includes assays and drill supplies)               $110   $1,100,000
All inclusive Exploration core drill costs (per meter)                                               $110   $1,100,000
All inclusive Condemnation core drill costs (per meter)                                              $100     $500,000
All inclusive infill RVC drill costs (per meter - Includes assays and drill supplies)                 $60     $120,000
All inclusive exploration RVC drill costs (per meter)                                                 $60     $300,000
All inclusive condemnation RVC drill costs (per meter)                                                $50     $100,000
Drill pad and road construction & maint.                                                              $75      $27,000
Engineering and Metallurgical studies                                                  Days   Daily Rate
                                                                                       ----   ----------
Metallurgical (Lakefield and McClelland) man-days                                          145     $1,200     $174,000
Engineering  M3  (Lead firm) man-days                                                      525     $1,300     $682,500
Independent Mining Engineers (IMC) man-days                                                 90     $1,000      $90,000
Golder & Associates geotech  man-days                                                      100     $1,100     $110,000
Roscoe Postle  man days                                                                     75     $1,000      $75,000
Road construction New North-south access road(2 cats + gradder) days                       180     $2,750     $495,000
New road materials (culverts, etc)                                                                             $45,000
Field Geologists (Man-days)                                                               1000       $400     $400,000
Geologist - geologic compilation  (Man-days)                                               100       $350      $35,000
Tech (Man-days)                                                                            400       $150      $60,000
Dolores casual work force (man days)                                                      2400        $15      $36,000
Camp Supplies/Travel averaged over year                                                    300       $250      $75,000
-----------------------------------------------------------------------------------------------------------------------
                                                                               Subtotal                     $5,524,500
                                                                            Contingency               10%     $552,450
-----------------------------------------------------------------------------------------------------------------------
                    Estimated Budget for Dolores Project Exploration & Feasibility 2004                     $6,076,950
-----------------------------------------------------------------------------------------------------------------------

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

Description and Location

The Northern Sonora Property is located in the northern part of Sonora State, Mexico. The Northern Sonora Property consists of the ten exploration concessions described below, comprising a total of approximately 15,145 hectares.

                      Northern Sonora Property Concessions

 -------------------------------------------------------------------------------------------------------------------
        Concession Name               Title No.              Area (hectares)                 Expiry Date

 -------------------------------------------------------------------------------------------------------------------
      Abe                               216305                     996                    April 29, 2052
      Oro Fino                          215622                     649                    March 3, 2052
      La Pistola                        220056                   1,698                    June 3, 2053
      La Gloria                         221626                   1,087                    March 3, 2054
      Los Adobes                        218455                   6,173                    November 3, 2052
      El Ruido                          218448                   3,788                    November 3, 2052
      El Callejon                       211609                      14                    June 15, 2006
      El Callejon 2                     211623                      20                    June 22, 2006
      El Manzanal                       213593                     220                    May 16, 2007
      Anita                             221743                     500                    March 18 2010
 -------------------------------------------------------------------------------------------------------------------
      Total Area                                                15,145

Approximately five areas of mineralization in separate geographic zones occur within the Northern Sonora Property: 1) the La Bolsa Property, in the northwest corner of the Northern Sonora concession block; 2) the El Malacate Caldera related gold mineralized area, in the central part of the concession block, (written off on Dec. 31 2003); 3) the La Dura and Real Viejo silver prospects in the central portion of the concessions; 4) the Planchas de Plata (Anita claim) silver prospect located to the southeast of the main concessions and 5) base metal mineralization related to porphyry systems, in the eastern portion of the concession block, including the El Fierro and La Recompensa mineralized systems.

The Company has obtained all required permits to conduct exploration drilling on the La Bolsa, La Dura, and Real Viejo projects through the next several exploration programs. The Northern Sonora Property is not subject to any environmental liabilities.

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

Surface rights to all known mineralization areas, suitable for potential waste disposal, tailings, storage, heap leach pads and plant sites are held under agreements by the Company.

Site topography is characterized by low to moderately rugged terrain with elevations ranging from 1,000 to 1,800 metres above sea level.

                 [GRAPHIC OF NORTHERN SONORA PROPERTIES OMITTED]

                      Figure 4: Northern Sonora Properties

Nature of Transport

The project area is serviced by narrow, winding, dirt roads from Nogales. A network of roads to provide access for drilling has been established on several of the more advanced prospects located on the Northern Sonora Property. Modern services are available at Nogales, within 30 kilometres of most of the prospects.

Sampling and Integrity of Samples

 The Company has taken more than 5,500 surface samples over the project area since 1994, drilled 109 holes at La Bolsa and 33 holes within six separate target areas at El Malacate, and completed extensive geological mapping and airborne geophysical surveys over the entire claim block, to year end 2003. All assays were completed by either Bonder-Clegg, ALS Chemex or BSE Inspectorate analytical services under the same quality assurance as those for the Dolores Property.

La Bolsa Property: Location and Access

The La Bolsa Property is located on the Abe concession in the northern part of Sonora State, Mexico, approximately 30 kilometres west of the Mexican city of Nogales, and 97 kilometres SSW of Tucson, Arizona. The property is best accessed from Tucson, Arizona by taking Highway I-19 approximately 110 kilometres south to Nogales. Access to the property from Nogales is by four wheel drive vehicle by a combination of paved and dirt roads.

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

The Pierson Agreement has a term of 20 years and is renewable for an additional 20 years. Under the agreement, the Company is to pay Pierson annual rent of US$20,000, increasing by 10% per year, and an additional annual fee of US$200 for each Pierson-owned hectare that the Company actually encumbers as part of its mining operations for activities such as building roads. The Company paid the annual rent and disturbance fee during the period from 1999 to 2003. The Company will continue to hold this property and advance it to a feasibility study as market conditions allow. In addition, the Pierson Agreement provides that the Company is to pay Pierson a one-time fee of US$500,000 for each mine that the Company puts into production on a Pierson-owned property.

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

Detailed exploration is required at the La Bolsa Property to bring the project to the pre-feasibility stage. This will entail infill, diamond and reverse circulation drilling, and surface channel sampling to enable upgrading of resources to the measured or indicated category for pre-feasibility purposes. Systematic check assays, bulk density testing, geostatistical analysis of the assay database, preliminary mining studies, ongoing metallurgical testwork, and economic evaluations will be required and have been provided for in the proposal.

Additional work on the resource area was suspended over the last several years pending an increase in gold prices or a substantial cash influx. As a result in the recent increase in gold prices and the Company's financing activities, an exploration program was carried out in 2003 to advance the La Bolsa property to a feasibility study. The drilling program completed in 2003 included drilling of 23 coreholes for 2,085 metres, and 11 RC holes for 1,838meters. Exploration continues on the La Bolsa property in 2004 with additional step-out and infill drilling, metallurgical test work and scoping-prefeasibility study. The 2004 budget for La Bolsa is presented below.

The following table sets out the proposed 2004 exploration and development budget on the La Bolsa property.

------------------------------------------------------------------------------------------------
La Bolsa Project 2004 Budget

------------------------------------------------------------------------------------------------

Drilling

Total # of holes planned (core)                                          20
Total # of holes planned (RVC)                                           35
Total meters planned core:                                            3500
Total meters planned RVC:                                             2000
Total # of days for completion:                                         180
Total hours road construction (includes 15 hrs of main road cleanup):   110

                                                                           Unit Cost Total Cost

All  inclusive  drill  costs (per  meter -  Includes  assays and drill
supplies)                                                                        $100  $350,000
All  inclusive  drill  costs (per  meter -  Includes  assays and drill
supplies)                                                                         $50  $100,000
Engineering and Metallurgical studies                                          $1,000  $180,000
Road construction (per hour)                                                      $65    $7,150
Field Geologists (2 - per day)                                                   $700  $126,000
Geologist - geologic compilation  (per day)                                      $350   $31,500
Tech (per day)                                                                   $100   $18,000
Samplers (2 - per day)                                                            $40    $7,200
Camp supplies/Travel (per day)                                                   $150   $27,000
------------------------------------------------------------------------------------------------
                                                              Subtotal                 $846,850
                                                           Contingency            10%   $84,685
------------------------------------------------------------------------------------------------
                                                Total cost for project                 $931,535

------------------------------------------------------------------------------------------------

Northern Sonora Projects: Description and Location

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

The El Malacate Property located in the central portion of the Northern Sonora Property was explored from 2001 through the end of 2003 and written off at year end 2003.

History of Property

Portions of the Los Adobes and El Ruido concessions have been outlined (approximately 35 square kilometres) and were incorporated into a joint venture agreement with Placer Exploration Mexico Ltd. ("Placer"), a subsidiary of Placer Dome Exploration Inc. ("Placer Dome"), dated December 21, 2001. This area, which comprises six separate target areas, is referred to as the El Malacate Property. No evidence of any historical activity is apparent and the six target areas were discovered by Company geologists over the past several years. During 2002, Placer Dome reimbursed $521,043 (US$327,714) to the Company for exploration activities in 2002, including completion of 1,500 meters of drilling in nine widely spaced RC drill holes. Subsequent to completing the initial drilling program, Placer notified the Company that it was terminating the option agreement. Consequently, the property has reverted to the Company. Additional drilling of 24 holes in 2003 (19 RC holes totalling 3010 meters and 5 core holes totalling 670 meters) included drilling in additional areas untested by Placer Dome, failed to enhance the mineralization encountered in previous drilling and the prospect was written off at year end.

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

Mineralized systems include the El Malacate gold system, and the La Dura, Real Viejo, Santa Juliana, La Verde, El Tapon, and Picacho Alto and Planchas de Plata prospects which are dominantly silver-lead-zinc +/-gold systems. These are confined to ENE trending structural zones occurring within Jurassic to Cretaceous felsic volcanics. These systems vary in size from 500 to 2,000 metres strike length and veins within them contain silver grades up to 1,865.2 grams per tonne (54.4 opt).

The Alcaparroso, Agua Caliente, El Fiero and La Recompensa targets are large porphyry related base-metal (Cu-Mo-Zn-Pb) targets located within the eastern and southern portions of the claim block. Alteration at each of these systems includes square kilometres comprised of strong iron oxides, sericitic and argillic alteration, and scattered quartz tourmaline stockworks in Jurassic to Cretaceous felsic volcanics. Intruding the project area are a series of rhyolite, granodiorite, and diorite dikes and plugs. Approximately 190 samples have been collected yielding values up to 38,000 ppm Cu, 370 ppm Mo, 400 ppm Pb, and 500 ppm Zn.

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

Work in 2003 included drilling of 24 additional holes (19 RC and 5 core, totalling 3680 meters) within the El Malacate project area. This drilling did not significantly enhance the mineralization encountered in previous drilling and the prospect was written off at year end. At the La Dura silver prospect the Company completed 5 RC holes totalling 640 meters and additional drilling is planned for 2004. Additional drilling completed in 2003 included 3 RC holes, totalling 288 meters on the Agua Caliente gold-copper prospect and 3 RC holes, totalling 640 meters on the Alcaparrosa porphyry copper prospect. Results from these programs are still being evaluated.

Nearby historic mining activity, with the most extensive workings found in areas of previous silver mining include those at La Dura Mine, Real Viejo Mine, Santa Juliana Mine, and La Recompensa Mine. Hundreds of smaller workings have also been encountered throughout the property. There are no historic records in regard to these workings and only the La Recompensa Mine has been recorded on existing maps.

Work Program

The information in the following table is a summary of the estimated costs for the proposed work program for the La Dura and Real Viejo prospects for the period January through December 31, 2004:

--------------------------------------------------------------------------------------------------------
Real Viejo/ La Dura Project 2004 budgets

--------------------------------------------------------------------------------------------------------

Drilling

Total # of holes planned (Core & RVC)                                        30
Total meters planned:                                                        3500
Total # of days for completion:                                              65
Total hours road construction:                                               90

                                                                                   Unit Cost Total Cost

All inclusive drill costs (per meter - Includes assays and drill supplies)         $80       $280,000
Assays (rock-chip and soil ~ 600)                                                  $20       $12,000
Road construction (per hour)                                                       $65       $5,850
Field Geologists (2 - per day)                                                     $700      $45,500
Geologist - geologic compilation  (per day)                                        $350      $11,375
Tech (per day)                                                                     $100      $6,500
Samplers (2 - per day)                                                             $40       $2,600

Camp supplies/Travel (per day)                                                     $150      $9,750
--------------------------------------------------------------------------------------------------------
Subtotal                                                                                     $373,575
Contingency                                                                        10%       $37,358
--------------------------------------------------------------------------------------------------------
Estimated Budget for 2004 Real Viejo/La Dura projects                                        $410,933
--------------------------------------------------------------------------------------------------------

The proposed 2004 exploration budget is presented below for the newly acquired Anita Claim (Planchas De Plata silver district, located adjacent to the Northern Sonora Property.

-----------------------------------------------------------------------------------------------
Planchas De Plata Project (Anita Claim) 2004 budget

-----------------------------------------------------------------------------------------------

Drilling

Total # of holes planned (Core):                                       10
Total # of holes planned (RVC):                                        20
Total meters planned (Core):                                          150
Total meters planned (RVC):                                          2500
Total # of days for completion:                                       100
Total hours road construction (Includes 30 hrs main road cleanup):    100



                                                                         Unit Cost Total Cost


Core drill costs ( includes drill supplies)                                     $90    $13,500
RC drill costs ( includes drill supplies)                                       $40   $100,000
Assays rock chip and soil ~ 1000                                                $20    $20,000
Road construction (per hour)                                                    $65     $6,500
Field Geologists (2 - per day)                                                 $700    $70,000
Geologist - geologic compilation  (per day)                                    $350    $17,500
Tech (per day)                                                                 $100    $10,000
Samplers (2 - per day)                                                          $40     $4,000

Camp supplies/Travel (per day)                                                 $150    $15,000
-----------------------------------------------------------------------------------------------
                                                          Subtotal                    $256,500
                                                       Contingency              10%    $25,650
-----------------------------------------------------------------------------------------------
               Estimated Budget for 2004 Planchas de Plata project                    $282,150
-----------------------------------------------------------------------------------------------

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

The La Reserva/El Correo Property consists of the five exploration concessions (recently reduced in area) described below in the following table, comprising a total of approximately 5,335 hectares:

                    La Reserva/El Correo Property Concessions

 -------------------------------------------------------------------------------------------------------------------
         Concession Name                  Title No.               Area (hectares)              Expiry Date

 -------------------------------------------------------------------------------------------------------------------

 Alcaparroso*                               221169                        608                 December 2, 2053
 Tio Flaco*                                 221168                        708                 December 2, 2053
 Agua Caliente*                             221170                        495                 December 2, 2053
 El Correo                                  217446                      2,718                 July 15, 2052
 Cadena de Oro                              205198                        366                 July 7, 2003
 El Durazno                                 212967                        440                 February 19, 2007
 -------------------------------------------------------------------------------------------------------------------
 -------------------------------------------------------------------------------------------------------------------
 Total Area                                                             5,335

* Exploitation titles replacing Exploration title 202980 La Reserva Fraccion 1.

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

                        San Antonio Property Concessions

 -------------------------------------------------------------------------------------------------------------------
         Concession Name                  Title No.               Area (hectares)              Expiry Date

 -------------------------------------------------------------------------------------------------------------------
 Gran Maria 1                               208071                    251.36                August 25, 2004
 Gran Maria 1 Fraccion I                    208072                     32.30                August 25, 2004
 Gran Maria Fraccion III                    208073                     17.83                August 25, 2004
 Gran Maria 2                               208181                     44.35                August 31, 2004
 Gran Maria 5                               207501                     48.24                June 24, 2004
 Gran Maria 6                               210695                    108.00                November 17, 2005
 La Laguna                                  213046                    314.79                March 1, 2007
 La Laguna Fraccion A                       213046                      0.34                March 1, 2007
 -------------------------------------------------------------------------------------------------------------------
 -------------------------------------------------------------------------------------------------------------------
 Total Area                                                           817.21

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

The proposed 2004 exploration budget for 2004 for the Gutsy/Buckskin Property is presented below.

--------------------------------------------------------------------------------------------------
Gutsy Project

--------------------------------------------------------------------------------------------------

Drilling

Total # of holes planned (Core):                                           3
Total meters planned:                                                   2000
Total # of days for completion:                                           30
Total hours road construction:                                            30
                                                                            Unit Cost Total Cost


All  inclusive  drill  costs (per  meter -  Includes  assays and drill
supplies)                                                                         $125   $250,000
Road construction (per hour)                                                       $90     $2,700
Field Geologist (per day)                                                         $400    $12,000
Geologist - geologic compilation (per day)                                        $350    $10,500
Lodging/Food/Travel (per day)                                                     $120     $3,600
--------------------------------------------------------------------------------------------------
                                                              Subtotal                   $278,800
                                                           Contingency             10%    $27,880
--------------------------------------------------------------------------------------------------
                               Estimated Budget for 2004 Gutsy project                   $306,680
--------------------------------------------------------------------------------------------------

Clear Property, Nevada, U.S.A.

The Clear Property consists of three groups of unpatented mining claims, totalling 94 claims located in Pershing County, Nevada. Access to the property is by an upgraded paved and gravel road approximately 14 miles south of Winnemucca, Nevada. Of the claims, 17 are optioned by the Company under the NMP/Hecla Agreement, 40 were staked by the Company and 37 were acquired by the Company from Cominco. In addition, in 1998 the Company entered into a lease agreement to acquire mineral rights situated near the Clear property by making annual advance minimum royalty payments over 15 years and by incurring exploration expenditures of US $150,000 by April 1, 2001. As at December 31, 2003, annual royalty payments of US$105,000 had been paid. The Company has the right to terminate the lease agreement on thirty days written notice to the owner.

Previous exploration work on the Clear Property has delineated a small reserve of 20,000 tons with an average grade of .189 opt gold. Geological mapping, geochemical sampling and drilling programs were completed between the periods 1986 through 1990. During 1996 a mapping, sampling and geophysical survey was completed by Cominco Ltd. of the claims previously held by it.

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

The proposed 2004 exploration budget for the Clear Property is presented below.

--------------------------------------------------------------------------------------------------
Clear Project 2004 budget

--------------------------------------------------------------------------------------------------

Drilling

Total # of holes planned (RVC):                                           15
Total meters planned:                                                   2000
Total # of holes planned (core)                                            5
total meters core planned                                                875
Total # of days for completion:                                           30
Total hours road construction:                                            30
                                                                            Unit Cost Total Cost


All  inclusive  drill  costs (per  meter -  Includes  assays and drill
supplies)                                                                          $45    $90,000
All  inclusive  drill  costs (per  meter -  Includes  assays and drill
supplies)                                                                         $100    $87,500
Road construction (per hour)                                                       $90     $2,700
Field Geologist (per day)                                                         $400    $12,000
Geologist - geologic compilation (per day)                                        $350    $10,500
Lodging/Food/Travel (per day)                                                     $120     $3,600
--------------------------------------------------------------------------------------------------
                                                              Subtotal                   $206,300
                                                           Contingency             10%    $20,630
--------------------------------------------------------------------------------------------------
                               Estimated Budget for 2004 Clear project                   $226,930
--------------------------------------------------------------------------------------------------

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

The Company has prepared an exploration budget for 2004 for the Dottie property in Nevada. The Dottie property was written off as of year end December 31, 2003 due to lack of activity on the project for the past three years. The Company will drill test the target prior to the annual rental payments due by September 1, 2004.

                Proposed 2004 exploration budget Dottie property

--------------------------------------------------------------------------------------------------
Dottie Project

--------------------------------------------------------------------------------------------------

Drilling

Total # of holes planned (Core):                                           4
Total meters planned:                                                   1500
Total # of days for completion:                                           30
Total hours road construction:                                            20
                                                                            Unit Cost Total Cost


All  inclusive  drill  costs (per  meter -  Includes  assays and drill
supplies)                                                                         $100   $150,000
Road construction (per hour)                                                       $90     $1,800
Field Geologist (per day)                                                         $400    $12,000
Geologist - geologic compilation (per day)                                        $350    $10,500
Lodging/Food/Travel (per day)                                                     $120     $3,600
--------------------------------------------------------------------------------------------------
                                                              Subtotal                   $177,900
                                                           Contingency             10%    $17,790
--------------------------------------------------------------------------------------------------
                              Estimated Budget for 2004 Dottie project                   $195,690
--------------------------------------------------------------------------------------------------

                               NUMBER OF EMPLOYEES

As at December 31, 2003, the Company had a total of 20 employees and consultants working for the Company. None of the Company's employees belong to a union or are subject to a collective agreement. The Company considers its employee relations to be good.

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

Operating Hazards and Risks

Mineral exploration involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages, damage to property and possible environmental damage. The Company currently maintains the following insurance coverage against operating hazards: (a) foreign liability coverage for Minera, and Minera Dolores in the amount of US$2,000,000 per occurrence/US$8,000,000 aggregate (deductible of $2,500 per occurrence); and (b) commercial package insurance including US$2,000,000 comprehensive general liability insurance for the Company's Canadian and U.S. operations (US$2,500 deductible and subject to a health hazard exclusion and a pollution exclusion), and US$97,500 (US$1,000 deductible) insurance for the Company's office contents located at its Reno, Nevada office. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material, adverse effect on the Company's financial position.

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

Competition

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than it. Competition could adversely affect the Company's ability to acquire suitable producing properties or prospects for exploration in the future.

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

Tench C. Page, Vice President, Exploration, of the Company, is a principal of Sierra Timber and Gold Corp. ("Sierra Timber"), a provider of geological consulting services, located in Reno, Nevada. Sierra Timber's clients do not directly compete with the Company for properties, financing, equipment, or personnel. There are currently no conflicts of interest between Mr. Page serving as Vice President, Exploration, of the Company while continuing to act as principal of Sierra Timber. Any conflicts which may arise will be dealt with as disclosed below.

Paul C. MacNeill, Corporate Secretary and a director of the Company, is a securities lawyer, with other clients involved in mineral exploration and development, and is a director and officer of other publicly listed natural resource companies. Mr. MacNeill is also the President of P. MacNeill Law
Corporation, which provides legal services to the Company. None of Mr. MacNeill's exploration and development clients compete directly with the Company for properties, financing, equipment, or personnel. Any conflicts which may arise will be dealt with as disclosed below.

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

Dilution

The Company has a number of outstanding stock options. If and when these are exercised, the issued and outstanding capital of the Company may be increased, thus diluting shareholder interests in the Company.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth and summarizes certain of the Company's financial information on a consolidated basis for the last three fiscal years, prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Canadian GAAP, as applied to the Company, materially differs from United States generally accepted accounting principles ("U.S. GAAP"), as set forth in
Note 9 to the Consolidated Financial Statements of the Company. This financial information is derived from, should be read in conjunction with and is qualified in its entirety by reference to the Company's consolidated financial statements, including the notes thereto, and Management's Discussion and Analysis of Results of Operations and Financial Condition. The Company's Consolidated Financial Statements for the years ended December 31, 2003, 2002 and 2001 have been audited by BDO Dunwoody LLP.

                   Selected Consolidated Financial Information

--------------------------------------------------- -------------------- --------------------- ---------------------
All in  Canadian $ in  thousands  except  Loss per  As of Dec. 31, 2003   As of Dec. 31, 2002   As of Dec. 31, 2001
Share and Common Shares issued                       and the 12 Months     and the 12 Months     and the 12 Months
                                                         Then Ended           Then Ended            Then Ended

--------------------------------------------------- -------------------- --------------------- ---------------------
Operating Revenues                                                --                    --                    --
Working Capital                                                58,315                 8,641                   422
Interest Income                                                   557                   182                    17
Loss from Operations                                          (4,888)               (2,886)               (1,302)
Net Loss                                                      (4,757)               (2,754)               (1,282)
Loss per Share - Basic and Diluted                             (0.15)                (0.11)                (0.07)
Total Assets                                                  104,248                45,900                30,835
Net Assets                                                    103,214                45,004                30,720
Total Liabilities                                               1,034                   896                   115
Share Capital                                                 117,381                56,793                42,013
Common Shares Issued                                       36,121,841            28,411,737            20,233,250
Dividends Declared                                                --                    --                    --
--------------------------------------------------- -------------------- --------------------- ---------------------

The following table sets forth and summarizes selected consolidated financial information of the Company for the last eight financial quarters, prepared in accordance with Canadian GAAP. Canadian GAAP, as applied to the Company, materially differs from U.S. GAAP, as set forth in Note 9 to the Consolidated Financial Statements of the Company. This financial information is derived from, should be read in conjunction with and is qualified in its entirety by reference to the respective quarterly and annual consolidated financial statements, including the notes thereto, and Management's Discussion and Analysis of Results of Operations and Financial Condition pertaining to the eight financial quarters.

                   Selected Consolidated Financial Information

------------------------------------------------------------------------------------------------------------------------
 All in Canadian    December    September    June 30,    March 31,    December    September     June 30,    March 31,
 $ in 1,000's       31, 2003    30, 2003       2003        2003       31, 2002     30, 2002       2002         2002
 except Loss per
 Share and Common
 Shares Issued
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Operating                  -           -            -           -            -            -            -            -
    Revenues
Working capital       58,315      20,026       21,740      24,251        8,641        9,051       10,516          804
Interest Income          127         131          198         101           46           89           46            1
Loss from            (1,895)     (1,340)        (652)     (1,001)      (1,313)        (433)        (820)        (320)
    Operations

Net Loss             (2,211)       (991)        (480)     (1,075)      (1,285)        (302)        (836)        (331)
Loss per Share -      (0.06)      (0.03)       (0.02)      (0.04)       (0.05)       (0.01)       (0.04)       (0.02)
    Basic and
    Diluted

Total Assets         104,248      64,528       62,347      62,138       45,900       43,780       42,723       31,670
Net Assets           103,214      63,536       61,090      61,326       45,004       42,874       42,317       31,410
Total Liabilities      1,034         992        1,257         812          896          906          406          260
Share Capital        117,381      75,492       74,434      74,190       56,793       54,710       53,851       43,034
Common Shares     36,121,841   31,901,841  31,318,662   31,217,432  28,411,737   26,985,149   26,299,740   20,931,305
    Issued

Dividends                  -           -            -           -            -            -            -            -
Declared
------------------------------------------------------------------------------------------------------------------------

Dividend Record and Policy

We have not paid any dividends since incorporation. We intend to retain earnings to finance the growth and development of our business and do not intend to pay dividends on our common shares in the immediate future. The payment of dividends in future will depend, among other factors, on our earnings, capital requirements, and operating and financial condition.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to the section entitled "Management's Discussion and Analysis of Operating Results" set out at pages 6 to 10 of the Company's 2003 Annual Report, which has been previously SEDAR-filed and is incorporated by reference in this AIF.

                              MARKET FOR SECURITIES

The Company's common shares are listed and posted for trading on the TSX under the stock symbol "MFL", and on the AMEX under the symbol "MFN".

                             DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, position held with the Company, office, principal occupation and number of shares owned by each of the directors and executive officers of the Company. The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers hereinafter named is in each instance based upon information furnished by the person concerned and is as at May 3, 2004. Each director is elected by the shareholders at the annual general meeting and holds office until our first annual general meeting following the director's election or appointment. Each officer holds office at the pleasure of our board of directors.

                             Directors and Officers

------------------------------- ---------------------------- ---------------------------- ----------------------------
                                                                                            Number of Common Shares
                                                                                              Beneficially Owned,

                                                                                           Directly or Indirectly or

   Name and Municipality of          Position with the                                       Over Which Control or
          Residence                       Company               Principal Occupation        Direction is Exercised
------------------------------- ---------------------------- ---------------------------- ----------------------------
Mark H. Bailey                  President, Chief Executive   President and Chief                    425,700
Bellingham, Washington,         Officer and Director         Executive Officer of the
U.S.A.                                                       Company
------------------------------- ---------------------------- ---------------------------- ----------------------------
Paul C. MacNeill                Director and Corporate       Barrister and Solicitor                396,100
West Vancouver, British         Secretary
Columbia
------------------------------- ---------------------------- ---------------------------- ----------------------------
James M. Dawson(1)              Director                     President, Dawson                      15,000
Richmond, British Columbia                                   Geological Consulting
                                                             Ltd., a geological
                                                             consulting company
------------------------------- ---------------------------- ---------------------------- ----------------------------
H. Leo King(1)                  Director                     President, International               10,000
Vancouver, British Columbia                                  Barytex Resources Ltd., a
                                                             mining company
------------------------------- ---------------------------- ---------------------------- ----------------------------


------------------------------- ---------------------------- ---------------------------- ----------------------------
                                                                                            Number of Common Shares
                                                                                              Beneficially Owned,

                                                                                           Directly or Indirectly or

   Name and Municipality of          Position with the                                       Over Which Control or
          Residence                       Company               Principal Occupation        Direction is Exercised
------------------------------- ---------------------------- ---------------------------- ----------------------------
Robert L. Leclerc(1)            Director                     Business Consultant                    140,000
Henderson, Nevada U.S.A.
------------------------------- ---------------------------- ---------------------------- ----------------------------
Tench C. Page                   Vice-President, Exploration  Vice-President,                        382,000
Reno, Nevada                                                 Exploration of the Company

U.S.A.

------------------------------- ---------------------------- ---------------------------- ----------------------------
Jon Morda                       Chief Financial Officer      Chief Financial Officer of               400
Toronto, Ontario                                             the Company
------------------------------- ---------------------------- ---------------------------- ----------------------------

(1) Member of the Audit Committee.

Each of the foregoing individuals has been engaged in the principal occupation set forth opposite his or her name during the past five years except for: Paul
C. MacNeill who, prior to November 2002, was a partner with the Vancouver law firm of Campney & Murphy, Barristers & Solicitors; H. Leo King who, prior to 2001, was the General Manager for International Barytex Resources Ltd., a mining company; Robert L. Leclerc who, prior to February 2003 was the Chairman and CEO of Echo Bay Mines Ltd., a mining company; and Jon N. Morda, who prior to April 2002, was the Vice-President and Chief Financial Officer of Geomaque Explorations Ltd., a mining company.

Shareholdings of Directors and Officers

To the best of our knowledge as at May 3, 2004, our directors and officers, as a group, beneficially owned, directly or indirectly, or exercised control over 1,369,200 common shares (not including common shares issuable upon the exercise of stock options) representing 3.75% of our then outstanding common shares.

Committees of the Board of Directors

The Company's board of directors has only one committee - an Audit Committee (currently comprised of directors Robert L. Leclerc, James Martin Dawson and H. Leo King). The members of the Audit Committee do not have any fixed terms for holding their positions and are appointed and replaced from time to time by resolution of the directors. Their appointments are not subject to any specific terms of reference.

The Audit Committee meets with the President and Chief Executive Officer and the Chief Financial Officer of the Company and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls as well as audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the auditors to be appointed. In addition, this Committee reviews and recommends to the Board for approval the annual financial statements, the Management Discussion and Analysis, and undertakes other activities required by regulatory authorities.

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

Additional information including directors' and officers' remuneration and indebtedness, principal holders of our securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Company's Management Proxy Circular for the annual general meeting to be held on June 10, 2004. Additional financial information is provided in the Company's comparative financial statements and notes thereto for the year ended December 31, 2003.

                                    EXHIBIT 2

                                  Minefinders Corporation Ltd.
                                  (An Exploration Stage Company)
                                  Consolidated Financial Statements
                                  (Expressed in thousands of Canadian Dollars)
                                  For the years ended December 31, 2003 and 2002

                                  Minefinders Corporation Ltd.
                                  (An Exploration Stage Company)
                                  Consolidated Financial Statements
                                  (Expressed in thousands of Canadian Dollars)
                                  For the years ended December 31, 2003 and 2002




                                                                        Contents


Auditors' Report                                                        2

Consolidated Financial Statements

    Balance Sheets                                                      3

    Statements of Loss and Deficit                                      4

    Statements of Cash Flows                                            5

    Statements of Mineral Properties and Deferred Exploration Costs     6

    Summary of Significant Accounting Policies                          7 - 10

    Notes to the Financial Statements                                   11 - 22

                                                                Auditors' Report


To the Shareholders of
Minefinders Corporation Ltd.


We have audited the Consolidated Balance Sheets of Minefinders Corporation Ltd. (an Exploration Stage Company) as at December 31, 2003 and 2002 and the Consolidated Statements of Loss and Deficit, Cash Flows and Mineral Properties and Deferred Exploration Costs for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.


/s/ "BDO DunWoody LLP"

Chartered Accountants

Vancouver, Canada
March 12, 2004

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                                     Consolidated Balance Sheets
                                    (Expressed in thousands of Canadian Dollars)

December 31                                                                           2003           2002
------------------------------------------------------------------------------------------------------------------


Assets

Current

    Cash and cash equivalents (Note 2)                                    $         59,221  $         9,372
    Receivables                                                                         36               36
    Prepaid expenses                                                                    92              129
------------------------------------------------------------------------------------------------------------------
                                                                                    59,349            9,537


Mineral properties and deferred exploration

  costs (Note 3)                                                                    44,754           36,232
Equipment (Note 4)                                                                     145              131
------------------------------------------------------------------------------------------------------------------

                                                                          $        104,248  $        45,900
------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Liabilities

Current
    Accounts payable and accrued liabilities                               $        1,034    $          896
------------------------------------------------------------------------------------------------------------------

Shareholders' equity
    Capital stock (Note 5)                                                         117,381            56,793
    Contributed surplus (Note 8)                                                     4,637             2,258
    Deficit accumulated in the exploration stage                                  (18,804)          (14,047)
------------------------------------------------------------------------------------------------------------------
                                                                                   103,214           45,004
------------------------------------------------------------------------------------------------------------------
                                                                           $       104,248   $       45,900
------------------------------------------------------------------------------------------------------------------


Approved by the Board of Directors:


/s/ "H. Leo King"                                   Director
-----------------------------------------------



/s/ "Paul C. MacNeill"                              Director
-----------------------------------------------

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                     Consolidated Statements of Loss and Deficit
             (Expressed in thousands of Canadian Dollars, except per share data)

For the years ended December 31                                      2003           2002                2001
------------------------------------------------------------------------------------------------------------------


Administrative costs
    Accounting and auditing                            $             200  $            127  $            76
    Amortization                                                      16                 5                1
    Consulting (Note 8)                                            1,105               815              178
    Corporate relations                                              745               409               61
    Legal                                                            420               310              180
    Office services and expenses                                     424               245              165
    Shareholder reports and filing fees                              413                93               89
    Travel                                                            86               116               50
------------------------------------------------------------------------------------------------------------------
                                                                   3,409             2,120              800

Other operating items
    Write-off of mineral properties and deferred
      exploration costs                                            1,479               766              502
------------------------------------------------------------------------------------------------------------------
Loss from operations                                             (4,888)           (2,886)          (1,302)

Investment and other items
    Foreign exchange (loss) gain                                   (425)             (53)                 2
    (Loss) gain on sale of assets                                    (1)                3                 -
    Interest income                                                  557              182                17
------------------------------------------------------------------------------------------------------------------
Net loss for the year                                            (4,757)           (2,754)          (1,283)

Deficit accumulated in the exploration stage,
  beginning of year                                             (14,047)          (11,293)         (10,010)
------------------------------------------------------------------------------------------------------------------
Deficit accumulated in the exploration stage,
  end of year                                          $        (18,804)  $       (14,047)  $      (11,293)
------------------------------------------------------------------------------------------------------------------

Loss per share - basic and diluted                     $          (0.15)  $         (0.11)  $        (0.07)
------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding                           31,491,892       25,280,665         19,129,452
------------------------------------------------------------------------------------------------------------------

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                           Consolidated Statements of Cash Flows
                                    (Expressed in thousands of Canadian Dollars)

For the years ended December 31                                   2003              2002                2001
------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities
    Net loss for the year                                      $(4,757)        $  (2,754)        $  (1,283)
    Items not involving cash
        Amortization                                                  16                 5                1
        Loss (gain) on sale of asset                                   1               (3)                -
        Write-off of mineral properties and
          deferred exploration costs                               1,479               766              502
        Stock option compensation                                    851               573                -

    Net change in non-cash working
      capital balances

       Receivables                                                     -              (15)               (3)
       Prepaid expenses                                               37              (88)              (37)
       Accounts payable and accrued liabilities                      138              126              (109)
------------------------------------------------------------------------------------------------------------------
                                                                  (2,235)          (1,390)             (929)
------------------------------------------------------------------------------------------------------------------

  Cash flows from investing activities

    Mineral properties and exploration costs                      (8,386)          (4,393)

    (1,523)
    Purchase of equipment                                           (118)            (106)              (1)
    Proceeds from disposal of capital assets                           -                7             -
------------------------------------------------------------------------------------------------------------------

                                                                  (8,504)           (4,492)          (1,524)
------------------------------------------------------------------------------------------------------------------

  Cash flows from financing activities
     Net proceeds on issuance of common shares

       and subscriptions received                                 60,588            14,779            1,964
------------------------------------------------------------------------------------------------------------------


Increase (decrease) in cash                                       49,849             8,897              (489)

Cash and cash equivalents, beginning of year                       9,372               475               964
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                 $          59,221  $         9,372   $            475
------------------------------------------------------------------------------------------------------------------
Supplemental Information

     Interest and taxes paid                           $               -  $              -  $              -

     Non-cash investing and financing activities:
      Amortization of equipment included in
        deferred exploration costs                     $              87  $             41  $             23
      Stock option compensation (Note 8)               $           2,379  $          2,258  $              -
      Issuance of common shares for share
        issuance costs                                 $               -  $              -  $             50
------------------------------------------------------------------------------------------------------------------

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                   Consolidated Statements of Mineral Properties
                                                  and Deferred Exploration Costs
                                    (Expressed in thousands of Canadian Dollars)

For the years ended December 31                                    2003             2002                2001
------------------------------------------------------------------------------------------------------------------


Mineral properties                                     $              182  $           203  $           195
------------------------------------------------------------------------------------------------------------------
Deferred exploration costs

    Assaying                                                          888              370               97
    Amortization                                                       87               41               23
    Communication and delivery                                        140               64               59
    Drilling and trenching                                          3,716            2,267                -
    Environmental                                                      31                1               13
    Geophysical surveying and mapping                                  85               66               13
    Legal:  mineral properties                                         42               28                9
    Licenses and recording fees                                       540              613              453
    Metallurgical                                                     201                4                -
    Engineering/feasibility study                                     278               21                4
    Road building                                                     161               55                12
    Supplies                                                          201              133               40
     Taxes                                                            379              388              112
    Technical and professional services                             1,351            1,217              582
    Other non-cash professional services (Note 8)                   1,528            1,685                -
    Travel                                                            191              140               46
------------------------------------------------------------------------------------------------------------------
                                                                    9,819            7,093            1,463
------------------------------------------------------------------------------------------------------------------

Gross mineral properties and deferred exploration
  costs                                                            10,001            7,296            1,658

Less: costs paid by joint venturer                                      -            (521)                -
------------------------------------------------------------------------------------------------------------------
Mineral properties and deferred exploration

 costs during the year                                             10,001            6,775            1,658

Balance, beginning of year                                         36,232           30,223           29,067


Less:      Write-off of mineral properties

           and deferred exploration costs (Note 3)                (1,479)            (766)             (502)
------------------------------------------------------------------------------------------------------------------
Balance, end of year (Note 3)                                       $ 44,754         $  36,232         $ 30,223
------------------------------------------------------------------------------------------------------------------

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                      Summary of Significant Accounting Policies
                   (Expressed in thousands of Canadian Dollars, except number of shares and per share data)


December 31, 2003 and 2002
--------------------------------------------------------------------------------

Basis of Consolidation

     These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiaries, Minera Minefinders S.A. de C.V. and Compania Minera Dolores S.A. de C.V. (in Mexico) and Minefinders (U.S.A.) Inc. (in the United States). All inter-company transactions and balances are eliminated on consolidation.

Mineral Properties

     The Company is in the exploration stage in respect of its mineral properties. Acquisition, exploration and development costs relating to mineral properties are deferred until such time as mineral properties are brought into commercial production, at which time they will be amortized over the estimated life of the property on a unit of production basis using proven and probable reserves. Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of properties. Aggregate costs related to abandoned properties are charged to operations at the time of any abandonment or when there is a long-term expectation that the net carrying amount of these capitalized exploration costs will not be recovered. During the year ended December 31, 2003, the Company wrote-off $1,479 (2002 - $766; 2001 - $502) of mineral properties and deferred exploration costs related to inactive properties and abandoned claims in the United States and Mexico.

     Where the Company has entered into option agreements for the acquisition of an interest in mineral properties which provides for periodic payments, amounts unpaid are not recorded as a liability since they are payable entirely at the Company's option.

Equipment

     Equipment is carried at cost. Amortization is provided on a declining-balance basis at the rate of 30% per annum for vehicles and 20% per annum for other equipment. An impairment loss is recognized when the carrying amount of the equipment exceeds the net future cash flows relating to the equipment. No impairment writedown of equipment was recognized during the years covered by these consolidated financial statements.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                      Summary of Significant Accounting Policies
                   (Expressed in thousands of Canadian Dollars, except number of shares and per share data)


December 31, 2003 and 2002
--------------------------------------------------------------------------------

Foreign Exchange Translation

     The Company's functional currency is the Canadian dollar. The Company conducts a majority of its business in Mexico and the U.S.A. through its subsidiaries in United States dollars and Mexican Pesos. The Company uses the temporal method of currency translation for translating the Company's foreign operations into Canadian dollars. Under this method, monetary assets and liabilities have been converted at the exchange rate prevailing at the balance sheet date. Income and expenses are translated at historical rates. Non-monetary assets, liabilities and equity are translated at historical rates. Gains and losses on foreign exchange are included in the Statements of Loss and Deficit for the year.

     Exchange rates between the U.S. dollar, the Mexican peso and the Canadian dollar for the periods reported on in these consolidated financial statements are as follows:

                           2003              2002                2001
--------------------------------------------------------------------------------

US Dollar
Year end                   0.7713         0.6370              0.6285
Average                    0.7135         0.6343              0.6456

Mexican Peso
Year end                    8.696             6.135            5,744
Average                     7.686             6.596            6.018

Loss Per Share

     The Company follows the "Treasury Stock Method" to calculate loss per common share. Under this method, the basic loss per share is calculated based on the weighted average aggregate number of common shares outstanding during each period. The diluted loss per share assumes that the outstanding stock options and share purchase warrants had been exercised at the beginning of the period. The adoption of this policy had no material effect on prior year figures.

     Common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) totaling 2,950,000 (2002 - 3,232,604; 2001 - 5,191,091) were not included in the computation of diluted loss per share because the effect was anti-dilutive.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                      Summary of Significant Accounting Policies
                   (Expressed in thousands of Canadian Dollars, except number of shares and per share data)


December 31, 2003 and 2002
--------------------------------------------------------------------------------

Financial Instruments

     The Company's financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities. Except as otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of the financial instruments approximate their carrying values due to the short-term maturities of these instruments.

     Financial assets and liabilities denominated in currencies other than the Canadian dollar are as follows:

                           2003                        2002
----------------------------------------------------------------------
                 Financial      Financial     Financial     Financial
                    Assets    Liabilities        Assets   Liabilities
----------------------------------------------------------------------

US dollar     $      2,073  $        705  $      1,428  $        691
Mexican peso           935            67           270            84
----------------------------------------------------------------------

              $      3,008  $        772  $      1,698  $        775
----------------------------------------------------------------------


Cash and Cash Equivalents

     Cash and cash equivalents consist of cash and redeemable short-term deposits.

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

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                      Summary of Significant Accounting Policies
                   (Expressed in thousands of Canadian Dollars, except number of shares and per share data)


December 31, 2003 and 2002
--------------------------------------------------------------------------------

Stock Options

     The Company follows the recommendations of CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments". The standard requires either the recognition of compensation expense for grants of stock, stock options and other equity instruments to employees, based on the fair value of the instrument at the grant date, or alternatively, the disclosure of pro forma net earnings and earnings per share data, as if stock-based compensation had been recognized in earnings. The Company has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro forma information for options granted to employees after January 1, 2002 as in Note 8. Consequently, the Company records no compensation expense when options are granted to employees.


     The Company adopted the fair value method of accounting for stock-based compensation awards granted to non-employees. Accordingly, compensation expense calculated using a Black-Scholes option pricing model is charged to the Consolidated Statements of Loss and Deficit or capitalized in Mineral Properties and Deferred Exploration Costs, depending on the nature of the award.


Income Taxes

     Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the net future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.


Reclassifications

     Certain prior year figures have been reclassified to conform to the current year's presentation including the reclassification of Mexican value added taxes ("IVA") recoverable from Accounts Receivable to Mineral Properties and Deferred Exploration Costs. IVA recoverable from 2002 and prior years reclassified in 2002 totalled $500. Additionally, the Company has included short term deposits of $7,140 at December 31, 2002 with cash and cash equivalents.

     The effect of both of these reclassifications has been retroactively reflected in the Consolidated Statements of Cash Flows.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                   (Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002
--------------------------------------------------------------------------------

1.   Nature of Business

     The Company was organized on February 4, 1975 under the laws of the Province of Ontario and is engaged in the business of exploring for precious and base metal properties in North America and Mexico. At December 31, 2003 and 2002, the Company was considered an exploration stage company.

     These accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has not yet determined whether its properties contain mineral reserves that are economically recoverable. The recoverability of the amount shown for mineral properties and deferred exploration costs is dependent upon the continuing financial support of shareholders or other investors and obtaining long term financing to complete exploration and development, the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims and upon future profitable production.

     The Company expects to complete the feasibility study on its Dolores mineral property in Mexico in 2004. Future development of the Dolores deposit will depend upon obtaining adequate financing and the appropriate environmental and operating permits. Upon receipt of necessary permits and funding, the Company expects to direct its efforts toward equipment and material procurement, project management and construction. The feasibility study is considering various mining and recovery processes and the Company is not yet able to forecast project capital or operating costs for Dolores.

2.   Cash and Cash Equivalents

     The balance consists of cash and the principal and accrued interest of term deposits maturing at various dates from February 6, 2004 to December 12, 2004, unless redeemed earlier at the Company's option. Interest income is earned at a weighted average rate of prime less 2.46%.

3.   Mineral Properties and Deferred Exploration Costs

                                                                 Deferred
                                        Mineral                 Exploration
                                       Properties                   Costs            2003            2002
                                    ---------------------------------------------------------------------
      Mexico

         Dolores Property           $        10,766    $           26,051 $         36,817  $        29,184
         Northern Sonora                        273                 4,042            4,315            3,166
         La Reserva/El Correo                    78                 2,042            2,120            1,978
         Other                                   77                   444              521              791
                                    ------------------------------------------------------------------------
                                             11,194                32,579           43,773           35,119

      United States                             324                   657              981            1,113
                                    -----------------------------------------------------------------------

                                    $     11,518       $          33,236  $         44,754  $        36,232
                                    -----------------------------------------------------------------------

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                   (Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002
--------------------------------------------------------------------------------

3.   Mineral Properties and Deferred Exploration Costs - Continued

     For the year ended December 31, 2003, the Company wrote off $1,479 (2002 - $766; 2001 - $502) allocated as follows: in respect of its Nevada properties - $295; in respect of its Northern Sonora properties - $46; in respect of its other properties - $1,138, of which $859 related to its El Malacate property. For the year ended December 31, 2002, the Company wrote down its Oro Blanco property in the amount of $608. For the year ended December 31, 2001, the Company wrote-off 20% of the cost of mineral claims and 25% of deferred exploration costs totaling $333 in respect of a reduction in the claim area on all US projects except the Clear property. Amounts written off in respect of general exploration costs totaled $158 and $169 during the year ended December 31, 2002 and 2001, respectively.

     Mineral properties and related deferred exploration costs consist of the following:

     Mexican Properties

     Dolores Property

     The Dolores property consists of nine claims totaling 27,700 hectares in the Madera Mining District, in the state of Chihuahua. The Company has a 100% interest in two claims totaling 25,780 hectares and can acquire a 100% interest in the remaining seven claims by bringing the property into production or by making further payments of US$450 payable in quarterly instalments of US$25. The property is also subject to underlying net smelter return ("NSR") royalties totaling 3.25% on gold and 2% on silver.

     Northern Sonora Properties

     The Company has a 100% interest in the mineral rights on the Northern Sonora Properties, which consist of nine claims totaling 16,591 hectares in the State of Sonora. The Company is required to make annual rent payments to the landowners of approximately US$25, which have been paid for 2003, 2002 and 2001. Should a mine be put in production on the properties, a one-time payment of US$500 is due to one landowner. Another landowner is to be paid US$350 for the first mine put into production on his property and US$250 is to be paid for any additional mines put into production.

     On December 21, 2001, the Company entered into a letter of agreement with Placer Dome Exploration Inc. ("Placer") to further explore and develop the El Malacate project in Northern Sonora. Under the agreement, Placer had the right to earn a 51% beneficial interest in the property over a four-year period for cash payments and exploration expenditures. Placer held the right to terminate the agreement at any time after the first US$250 was spent. Placer reimbursed costs in the amount of $521 in 2002 (2001 - $Nil) to the Company pursuant to the joint venture agreement. In June 2002, Placer terminated the agreement without earning an interest in the project. In 2003 the El Malacate project was written off.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                   (Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002
--------------------------------------------------------------------------------

3.   Mineral Properties and Deferred Exploration Costs - Continued

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

     In 1998, the Company entered into surface rights agreements whereby it made annual payments to certain landowners for access to the property that formed part of the La Reserva/El Correo Property, to conduct exploration and mining activities. The agreements can be terminated at the option of the Company upon 30 days notice to the landowners. As of December 31, 2003, the Company is current with its surface rights payments.

     Other Properties

     The Company has title to eight additional claims in Zacatecas, Mexico.

     United States Properties

     Nevada Properties

     The Company holds a 100% interest in the Clear, Dottie and Gutsy properties (subject to NSR royalties of 3%).

     The Washiki claim group and Cleo claims near the Clear property are 100% owned by the Company with no royalties attached. In addition, in 1998 the Company entered into a lease agreement to acquire mineral rights situated near the Clear property by making annual advance minimum royalty payments over 15 years and by incurring exploration expenditures of US$150 by April 2001. At December 31, 2003, the Company is current with its advance royalty payments. The Company has the right to terminate the lease agreement on thirty days written notice to the owner.

     The Company has also acquired the Buckskin Mountain property by making certain payments totaling US$100 to a company controlled by an arm's length consultant who, subsequent to the agreement date, became a director of the Company. In 2000, the Company paid the final installment to the director under the agreement.


     The Company wrote off the Dottie property in 2003 in the amount of $295.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                   (Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002
--------------------------------------------------------------------------------

4.   Equipment

                                                         2003                                       2002
                        ------------------------------------------------------------------------------------
                                        Accumulated     Net Book                  Accumulated      Net Book
                               Cost    Amortization       Value          Cost    Amortization         Value
                        ------------------------------------------------------------------------------------
        Exploration

          equipment       $       45   $         32 $         13     $     43       $      29  $         14
        Office furniture
          and equipment          235            155           80          120              77            43
        Vehicles                 280            228           52          280             206            74
                        ------------------------------------------------------------------------------------
                          $      560   $        415  $       145     $    443            $312  $        131
                        ------------------------------------------------------------------------------------


     The Company's equipment is segmented by geographical area as follows:


                                                  2003              2002
                                           -------------------------------------

      Mexico                                    $   36          $    44
      United States                                 45               55
      Canada                                        64               32
                                           -------------------------------------
                                                $  145          $   131
                                           -------------------------------------

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                   (Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002
--------------------------------------------------------------------------------

5.   Capital Stock

     Authorized
         Unlimited common shares, no par value
     Issued
         Common shares


                                                                                     Issued               Amount
                                                                         ----------------------------------------

Balance, January, 2001                                                         17,031,527               $ 38,930

Issued during the year:
For cash

  Private placements (net of issue costs of $179)                                3,051,723                 2,911
  Exercise of warrants                                                             150,000                   173

                                                                         ----------------------------------------

Balance, December 31, 2001                                                     20,233,250                 42,014
For cash
  Private placement in April (net of issue costs of $746)                        4,400,000                 9,374
  Exercise of stock options                                                      1,778,000                 3,083
  Exercise of warrants                                                           2,000,487                 2,322
                                                                         ----------------------------------------

Balance, December 31, 2002                                                     28,411,737                 56,793

Private placement in February (net of issue costs of $1,185)                     2,587,500                16,927
Private placement in December (net of issue costs of $2,524)                     4,000,000                41,476
Exercise of warrants                                                               353,104                   494
Exercise of stock options                                                          769,500                 1,691

                                                                         ----------------------------------------
Balance, December 31, 2003                                                     36,121,841              $ 117,381
                                                                         ----------------------------------------

     (a) In January 2001, the Company completed private placements to issue 1,599,643 units for total proceeds of $1,477 with each unit consisting of one common share and one warrant entitling the holder to purchase one common share at $1.00 and $1.15 for a two- year period. In connection with this private placement, 50,000 common shares were issued and $56 was paid in cash as a finder's fee. These finders fees were recorded as a reduction to the gross proceeds on the private placement.

          During the remainder of 2001, the Company completed private placements to issue a further 1,402,080 units for total proceeds of $1,612 with each unit consisting of one common share and one-half of a warrant. Each whole warrant entitles the holder to purchase one common share at $1.40 per share for a period of two years. Issuance costs totaling $123 relating to the private placement were charged as a reduction to the gross proceeds on the private placement.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                   (Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002
--------------------------------------------------------------------------------

5.   Capital Stock - Continued

     (b)  Stock Options

          In 2003, the shareholders approved a stock option plan ("the 2003 Plan") for directors, officers, employees and certain consultants. The number of shares made available for purchase pursuant to options under the 2003 Plan are not to exceed 1,110,138. 650,000 options were granted pursuant to the 2003 Plan in 2003, and an additional 200,000 granted pursuant to a former plan. The total options remaining to be granted pursuant to all approved stock option plans is 460,986. The term of options granted under the 2003 Plan cannot exceed 5 years. The vesting of each option is determined by the Board of Directors and the exercise price is at the fair market value of the Company's shares at the date of grant.

          The following table summarized the changes in stock options during the years:

                                                                     Weighted
                                                   Number             Average
                                                   of Options     Exercise Price
                                                --------------------------------

         Outstanding at January 1, 2001            2,407,500         $    1.54
           Granted                                   430,000              1.50
                                                --------------------------------
         Outstanding at December 31, 2001          2,837,500              1.53
           Granted                                 1,820,000              5.10
           Exercised                              (1,778,000)             1.73
                                                --------------------------------
         Outstanding at December 31, 2002          2,879,500              3.66
           Granted                                   850,000             10.50
           Cancelled                                 (10,000)             6.15
           Exercised                                (769,500)             2.20
                                                --------------------------------
         Outstanding at December 31, 2003          2,950,000         $    6.01
                                                --------------------------------


          All options granted and outstanding during the years were fully exercisable on the various grant dates except: 50,000 options granted in 2001 with an exercise price of $1.50 per share which vested on January 6, 2002; 20,000 options with an exercise price of $6.15 which vested in 5,000 option increments over a one year period (of which 10,000 were cancelled during the year); and 50,000 options granted on July 1, 2003 at $8.08 which vested 25,000 immediately and 25,000 after six months. The fair value of options granted during 2003 was $3.75 (2002 - $1.88) per option.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                   (Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002
--------------------------------------------------------------------------------

5.   Capital Stock - Continued

          At December 31, 2003, the following stock options were outstanding:

                   Number          Exercise Price            Expiry Date
       -------------------------------------------------------------------------

                  285,000              $ 1.10                June 19, 2005
                   40,000              $ 1.05                December 7, 2005
                  230,000              $ 1.50                November 7, 2006
                  595,000              $ 3.30                April 17, 2007
                  950,000              $ 6.45                November 23, 2007
                   50,000              $ 8.08                July 1, 2008
                  800,000              $ 10.65               September 26, 2008
       -------------------------------------------------------------------------
              2,950,000
       -------------------


          Subsequent to December 31, 2003, 205,000 options were exercised at a weighted average price of $3.60 for gross proceeds of $738.


     (c) The following table summarizes whole warrant activities during the year:


                                                   Number       Weighted Average
                                                   of Warrants    Exercise Price
                                                 -------------------------------

         Outstanding at January 1, 2001            1,315,408      $  1.20
           Issued                                  2,300,683         1.18
           Exercised                                (150,000)        1.15
           Expired                                (1,112,500)        1.50
                                                 -------------------------------
         Outstanding at December 31, 2001          2,353,591         1.20
           Exercised                              (2,000,487)        1.16
                                                 -------------------------------
         Outstanding at December 31, 2002            353,104         1.40
           Exercised                                (353,104)        1.40
                                                 -------------------------------
         Outstanding at December 31, 2003                  -       $    -
                                                 -------------------------------

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                   (Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002
--------------------------------------------------------------------------------

6.   Related Party Transactions

     Related party transactions not disclosed elsewhere in these consolidated financial statements were as follows:

     a. The Company was charged for administrative and geological services by two officers as follows:



                           Year                    Amount
                           ------------------------------------------

                           2003                     $     379
                           2002                     $     378
                           2001                     $     323



     (b) Legal services are provided by a law firm in which one of the directors of the Company is a partner. The cost of these services was as follows:

                           Year                     Amount
                           -----------------------------------------

                           2003                     $     253
                           2002                     $     350
                           2001                     $     140

     Transactions with related parties were in the normal course of operations and were measured at the exchange value (the amount of consideration established and agreed to by the related parties).

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                   (Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002
--------------------------------------------------------------------------------

7.   Income Taxes

     The tax effects of temporary differences that give rise to the Company's deferred tax assets are as follows:


                                                                                    2003               2002
                                                                           ----------------------------------
      Tax loss carryforwards                                               $         6,800     $       5,914
      Equipment                                                                          9                 9
      Mineral properties and deferred exploration costs                            (2,500)           (1,956)
      Undeducted financing costs                                                     1,249               293
      Valuation allowance                                                          (5,558)            (4,260)
                                                                           ----------------------------------
                                                                           $             -     $           -
                                                                           ----------------------------------


     The provision for income taxes differs from the amount estimated using the Canadian federal and provincial statutory income tax rates as follows:

                                                                      2003           2002               2001
                                                            ------------------------------------------------
      Benefit at Canadian statutory rates                   $       (1,694)  $     (1,033)     $       (572)
      Effect of difference in foreign tax rates                         26              32               67
      Non-deductible expenses                                            3             143              183
      Undeducted stock option compensation                             847             850                -
      Effect of tax rate changes on future income taxes                126             568                -
      Increase (decrease) in valuation allowance                       692           (560)              322
                                                            -----------------------------------------------
                                                            $            -   $           -     $          -
                                                            ------------------------------------------------


     The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance (except for those relating to undeducted financing costs) is reflected in current income. If and when the valuation allowance relating to undeducted financing costs is reversed, the Company will recognize this benefit as an increase in capital stock.


     The Company has approximately $26,789 (2002 - $18,800) of undeducted exploration and development costs which are available for deduction against future income for tax purposes. In addition, the Company has non-capital losses of approximately $18,100 (2002 - $16,100) expiring in various amounts from 2004 to 2010 and allowable capital losses of approximately $216 (2002 - $216).

     The tax benefit of net operating losses carried forward and the associated valuation allowance was reduced by $350 representing the tax effect of losses which expired in 2003.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                   (Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002
--------------------------------------------------------------------------------

8.   Stock-Based Compensation

     The Company accounts for all stock-based compensation issued on or after January 1, 2002 to non-employees. On July 1, 2003, the Company granted 50,000 stock options (of which 25,000 vest immediately, and 25,000 vested six months from the grant date) with an exercise price of $8.08. On September 26, 2003 the Company granted 800,000 stock options with an exercise price of $10.65.

     On April 17, 2002 and July 15, 2002, the Company granted 780,000 stock options with an exercise price of $3.30 and 20,000 stock options with an exercise price of $6.15, respectively, to directors and certain consultants. On December 23, 2002 the Company granted 1,020,000 stock options at an option price of $6.45 to directors and certain consultants. Compensation expense to non-employees is determined using the Black-Scholes option pricing model. Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants are as follows:

                                                                 2003       2002
                                                              ------------------
         Risk-free rate                                           5%         5%
         Dividend yield                                          nil        nil
         Volatility factor of the expected market price
           of the Company's common shares                        50%        60%
         Weighted average expected life of the options (months)  30         30

     For the year ended December 31, 2003, the compensation costs for stock options granted to non-employees which were expensed were $851 (2002 - $573) and $1,528 (2002 - $1,685) was capitalized to mineral properties and deferred exploration costs. The combined amount $2,379 (2002 - $2,258) was credited to contributed surplus.

     The following is the pro-forma net loss of the Company with the fair value applied to options granted to employees (using the same assumptions as above for non-employees) during the year:

                                                          2003          2002
                                                --------------------------------

         Net loss for the year                           $ (4,757)      $(2,754)

         Compensation expense relating to
          the fair value of employee stock
          options                                            (746)       (1,168)
                                                --------------------------------
         Pro forma net loss for the year                 $ (5,503)      $(3,922)
                                                --------------------------------

         Net loss per common share - basic
           and diluted
            - as reported                                $  (0.15)       $(0.11)
                                                --------------------------------
            - pro forma                                 $   (0.17)       $(0.16)
                                                --------------------------------

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                   (Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002
--------------------------------------------------------------------------------


9.   United States Generally Accepted Accounting Principles

     The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles differ in some respects from United States generally accepted accounting principles ("US GAAP"). The effect of such differences on the Company's consolidated financial statements is set out below:

     (a)  Mineral Exploration Expenditures

          Under Canadian GAAP expenditures on specific properties are capitalized until such time as either economically unrecoverable reserves are established or the properties are sold or abandoned. US GAAP requires that mineral exploration expenditures (excluding IVA recoverable of $379, $388 and $112 included in deferred exploration costs under Canadian GAAP) be charged to the Statement of Loss and Deficit in the period incurred. Accordingly, for US GAAP, all mineral exploration expenditures incurred to date (exclusive of taxes) would be charged to the Statement of Loss and Deficit.

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


          Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation", requires the Company to record compensation to "non-employees" using the fair value based method prescribed therein similar to accounting principles now in effect in Canadian GAAP. Compensation expense under US GAAP to non-employees is determined using the Black-Scholes option pricing model. For the year ended December 31, 2003, compensation expense incurred under SFAS No. 123 and not recognized in Canadian GAAP was $Nil (2002 - $Nil; 2001 - $134;). Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants in 2001 were as follows:

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                   (Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002
--------------------------------------------------------------------------------

9.   United States Generally Accepted Accounting Principles - Continued

                                                                                                     2001
                                                                                                    ------

       Risk-free interest rate                                                               2.65 to 3.12%
       Dividend yield                                                                                 Nil%
       Volatility factor of the expected market price of the Company's
         common shares                                                                                 80%
       Weighted-average expected life of the options (months)                                           31



     The impact of the above on the consolidated financial statements is as follows:

                                                                 2003              2002                 2001
                                                       ------------------------------------------------------

      Net loss per Canadian GAAP                       $        (4,757)    $        (2,754) $        (1,283)

      Adjustments related to:
         Mineral exploration expenses (a)                       (8,143)             (5,621)          (1,044)
         Stock option compensation (b)                                -                  -             (134)
                                                       ------------------------------------------------------
      Net loss per US GAAP                             $       (12,900)    $        (8,375) $        (2,461)
                                                       ------------------------------------------------------

      Loss per share per US GAAP
         Basic and diluted                             $         (0.41)    $        (0.33)  $         (0.13)
                                                       ------------------------------------------------------


      Shareholders' equity per Canadian GAAP           $    103,214        $       45,004   $        30,721

      Adjustments related to:
         Mineral exploration expenses (a)                      (43,875)            (35,732)         (30,111)
                                                       ------------------------------------------------------
      Shareholders' equity per US GAAP                 $        59,339     $        9,272   $           610
                                                       ------------------------------------------------------

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                  Notes to the Consolidated Financial Statements
                   (Expressed in thousands of Canadian Dollars, except number of shares and per share data)

December 31, 2003 and 2002
--------------------------------------------------------------------------------

9.   United States Generally Accepted Accounting Principles - Continued

     (c)  New Accounting Pronouncements

          In January 2003, the US Financial Accounting Standards Board ("FASB") issued Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB 51." The primary objectives of FIN No. 46 are to provide guidance on the identification of entities for which control is achieved through means other than voting rights (variable interest entities or "VIEs") and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity for which either: (1) the equity investors do not have a controlling financial interest; or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN No. 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. As amended in December 2003, the effective dates of FIN No. 46 for all non small business issuers are as follows:
          (a) for interests in special-purpose entities: periods ended after December 15, 2003; and (b) for all VIEs created before January 31, 2003: periods ending after December 15, 2004 (c) for all VIEs created after January 31, 2003, FIN 46 is applicable immediately. The December 2003 amendment of FIN No. 46 also includes transition provisions that govern how an SBI which previously adopted the pronouncement (as it was originally issued) must account for consolidated VIEs.

          The implementation of this new standard is not expected to have a material effect on the Company's consolidated financial statements.

          On May 15, 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. SFAS No. 150 affects an entity's classification of the following freestanding instruments: a) mandatorily redeemable instruments b) financial instruments to repurchase an entity's own equity instruments c) financial instruments embodying obligations that the issuer must or could choose to settle by issuing a variable number of its shares or other equity instruments based solely on (i) a fixed monetary amount known at inception or (ii) something other than changes in its own equity instruments d) SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The guidance in SFAS No. 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003.

          The implementation of this new standard did not have a material effect on the Company's consolidated financial statements.

                                    EXHIBIT 3

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis is for the year ended December 31, 2003 compared with the years ended December 31, 2002 and December 31, 2001. Unless otherwise stated, information is current to March 31, 2004. All amounts in this discussion are stated in Canadian dollars.

Introduction

This discussion and analysis of the operating results and financial position of Minefinders Corporation Ltd (the "Company") should be read in conjunction with the attached Consolidated Financial Statements of the Company and related Notes (the "Financial Statements"), which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") (see Summary of Significant Accounting Polices and Note 1 to the consolidated financial statements). These principles differ in certain material respects from accounting principles generally accepted in the United States ("US GAAP"). Differences between GAAP and US GAAP applicable to the Company are described in
Note 9 to the Financial Statements. This discussion and analysis may contain forward-looking statements about the Company's future prospects, and the Company provides no assurance that actual results will meet management's expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Company's Annual Information Form.

The Company is engaged in the exploration and development of mineral properties, primarily in Mexico and the United States, and measures its success through the expansion of its mineral resources at a reasonable finding cost and obtaining external funding for exploration and development of its mineral properties. All of the Company's mineral properties are in the exploration stage. As it has no current revenue, the Company continues to generate recurring negative cash flows from operations and losses. Despite the loss for the year from operations, management believes it has been successful in outlining a valuable and expanding resource at its main project, Dolores. The Company noted in a press release issued June 5, 2003 that its new resource model demonstrates an increase in contained gold of 34% in the measured resource category and of 27% in the combined measured and indicated resource category. During the fiscal year ended December 31, 2003, the Company was also successful in raising more than $60 million in new equity funding to support an anticipated production decision on the Dolores project, following what the Company expects will be a positive feasibility study. Management believes that these are significant milestones for the Company as it advances its Dolores project to the mine development stage. The Company also broadened its exploration activities to include new drilling at its La Bolsa property and in Northern Sonora, and staked additional claims in nearby areas considered to be highly prospective.

The Company believes it will require additional financing to complete development of Dolores. The availability of equity funding to the Company depends upon investor interest in the gold and silver sectors in general, and in the Company's ability to demonstrate that it has a growing and economic mineral resource at Dolores. The gold market continued to strengthen through 2002 and 2003, creating opportunities to obtain funding to advance the Company's resource properties. The price of gold improved from $278 per ounce in December 2001, to $347 per ounce in December 2002, to $417 in December 2003 and reached $428 on March 31, 2004. The Company believes that the gold price has benefited from a weakening of the United States dollar against other major currencies, a reduction in hedging of future production by major gold producers, and an increase in positions held by speculators. The price of silver also improved from $4.66 per ounce in January 2003, to $5.96 in December 2003, and reached $7.93 on March 31, 2004. The market price for the Company's securities also increased during these periods as a result of commodity price increases and successful expansion of its in situ gold and silver resources, despite the fact it has no production or operating income. It is not possible to forecast gold and silver price trends, their impact on the feasibility study on the Dolores project, or future results from operations.

Operating Activities

The Company recorded a net loss for 2003 of $4.8 million ($0.15 per share), compared with $2.8 million in 2002 ($0.11 per share) and $1.3 million in 2001 ($0.07 per share). Net losses were affected by higher administration costs in 2003 and a write-off of mineral properties and related exploration costs, and were partly offset by higher interest income earned on cash balances.

Administration costs increased from $2.1 million in 2002 to $3.4 million in 2003 (2001 - $0.8 million) due to several factors. Corporate relations expenditures increased to $0.7 million in 2003 from $0.4 million in 2002 to broaden the Company's outreach to new investors, which included a significant new investor base in the United States as a consequence of listing on the American Stock Exchange ("AMEX") in January 2003. The Company also incurred higher accounting and legal costs, increasing on a combined basis to $0.6 million from $0.4 million in 2002 to comply with increased regulatory requirements in the United States and to a lesser extent, in Canada. Consulting fees increased, mainly as a result of non-cash compensation expenses of $0.9 million in 2003 (2002 - $0.6 million) recorded as a consequence of the Company adopting a new accounting policy in 2002 relating to stock-based compensation. Effective January 1, 2002, GAAP requires that the Company record as a compensation expense the determined fair value of stock options issued to non-employees during the term of the options, with a corresponding credit to its contributed surplus account. No cash is exchanged at the time of the grant. The Company receives the full option price at such time, if any, that the stock option is exercised. In valuing options, management used the Black-Scholes option pricing model, which required it to make certain subjective assumptions as to future interest rates and stock price volatility (see Note 8 to the Financial Statements). While management has used its best efforts to assess these future values, the determined fair value of options is highly subjective and meaningful only if the valuation input factors are realized.

Interest income increased to $0.6 million in 2003 (2002 - $0.2 million; 2001 - $0.02 million) due to a higher treasury balance throughout most of 2003 compared with 2002, and offset by a decline in interest rates. Cash and cash equivalents were $59.2 million at December 31, 2003 compared with $9.4 million a year earlier. Interest income in 2002 was higher than in 2001, due to a higher treasury balance.

Summary of Quarterly Results

Net loss by quarter
(000's)
                           Qu-1        Qu-2       Qu-3        Qu-4          Year
--------------------------------------------------------------------------------
2003
Net loss excluding
write-down                $1,040       $453       $945        $ 840       $3,278
Write-down of mineral
properties                    35         27         46        1,371        1,479

--------------------------------------------------------------------------------
Net loss                  $1,075       $480       $991       $2,211       $4,757

--------------------------------------------------------------------------------
2002
Net loss excluding
write-down                  $281       $697       $147        $ 863       $1,988
Write-down of mineral
properties                    50        139        155          422          766

--------------------------------------------------------------------------------
Net loss                   $331        $836       $302       $1,285       $2,754

--------------------------------------------------------------------------------

As the Company is still in the exploration stage, variances in its quarterly losses are not affected by sales or production-related factors. Variances by quarter reflect overall corporate activity and are also caused by factors which are not recurring each quarter. Non-cash compensation in the amount of $0.3 million, reflecting the value of the grant of stock options to certain personnel, was recorded in the second quarter of 2002 and $0.9 million in the third quarter of 2003. The first quarter of 2003 was adversely affected by additional legal and associated reporting costs relating to the Company's registration with the SEC and listing on the AMEX. Fluctuation in loss by quarter is also affected by significant property write-downs recorded in that period (2003 Qu4 - $1.4 million; 2002 Qu4 - $0.4 million).

Financial and Other Instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities, some of which are denominated in United States dollars or Mexican pesos. These accounts are recorded at their fair market value. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. In 2003, the Company recorded a loss of $0.4 million, while in 2002 a loss of $0.05 million was recorded. The loss increased in 2003 because net financial assets denominated in foreign currencies were greater in

2003 ($2.2 million) than in 2002 ($0.9 million) and during 2003 the US dollar decreased 19% and the Mexican peso decreased 29% against the Canadian dollar. The Company minimizes its foreign exchange risk by maintaining low account balances in these foreign currencies, to the extent possible. The Company does not have major commitments to acquire assets in foreign currencies at this time, but historically has incurred the majority of its exploration costs in foreign currencies. In the future, the Company expects that certain significant expenditures in developing a mine at Dolores will be also be denominated in these foreign currencies. Once mine development costs are known and purchase commitments made, the Company may acquire foreign currencies directly or through derivative positions, to lock-in these costs in Canadian funds, if it believes it is prudent to do so.

The Company has placed its cash and cash equivalents in liquid renewable bank instruments which provide a fixed rate of interest during the term. When renewing an instrument that has matured, the posted bank rate may be higher or lower than that currently received by the Company, which affects the amount of interest income received.

Investment in Mineral Exploration and Development

Net expenditures on mineral properties increased during 2003 to $10.0 million from $6.8 million in 2002 and $1.7 million in 2001. The increased activity reflects the Company's access to additional funding from investors after 2001, due to the improvement in silver and gold prices. The Company has focused its activities on the Dolores project, an advanced-stage exploration project in northern Mexico, conducting extensive drilling on the main zone and adjacent structures in order to determine the size and grade of the deposit and to conduct a feasibility study demonstrating its economic potential. An updated resource model was provided by the Company during the year. Using a cutoff grade of 0.3 grams of gold per tonne, the total measured and indicated resource, as at June 5, 2003, amounted to 84.8 million tonnes containing 2.33 million ounces of gold and 116.2 million ounces of silver. Resource estimates were prepared in compliance with the requirements set out in National Instrument 43-101, which may differ in material respects from requirements by the United States Securities and Exchange Commission. The feasibility study will determine what portion of this resource can be economically mined. A total of 110 holes, totaling 59,384 meters of drilling, were completed in the most recent drill program at Dolores, which began in June, 2002. Expenditures on drilling and trenching increased from $2.3 million in 2002 to $3.7 million in 2003, with most of the work conducted at Dolores. Assaying of drill core and cuttings cost $0.9 million, compared with $0.4 million in 2002. Technical and professional services, for engineering work, metallurgical testing, reserve computation, mine planning, geological staffing and related work amounted to $1.4 million in 2003 (2002: $1.2 million; 2001: $0.6 million). The increase in engineering and feasibility study costs to $0.3 million in 2003 was attributable to the commencement of feasibility study work in February, 2003. Other non-cash costs (2003 - $1.5 million; 2002 - $1.7 million) relate to the valuation of stock option awards, mainly to geological consulting staff, whose compensation is capitalized to the related mineral property being explored.

The Dolores feasibility study is expected to be completed in the first half of 2004. Future development of the Dolores deposit will depend upon obtaining adequate financing and the appropriate environmental and operating permits. Assuming these permits and funding are obtained, the Company expects to direct its efforts toward equipment and material procurement, project management and construction. The feasibility study is considering various mining and recovery processes and the Company is not yet able to forecast project capital or operating costs for Dolores.

The Company also conducted extensive drilling and field work on its Northern Sonora projects in 2003 at a cost of $1.1 million. Results of a 20-hole drill program at La Bolsa included higher grade mineralization than generally found within the known resource. Drill results on other targets produced some encouraging results and follow-up work is planned for 2004.

Management has conducted an extensive review of its mineral property carrying values. Certain projects had not been advanced for several years, in part because funding was difficult to obtain in prior years, and in part because other projects were allocated priority. The Company is assessing its land package in Northern Sonora with a view to reducing acreage as it converts exploration land to exploitation status, while maintaining higher-potential prospects. As a result of its review, the Company wrote off the balance of mineral property and deferred exploration costs relating to its Dottie project in Nevada ($0.2 million) and its El Malacate project in Northern Sonora, Mexico ($0.9 million), which significantly contributed to an overall write-down of $1.5 million in 2003 compared with $0.8 million in 2002 (2001 - $0.5 million).

As the Company does not yet have any resource properties that qualify for capitalization under US GAAP, the primary difference between GAAP and US GAAP for the Company is to increase the net loss and deficit for 2003, 2002 and 2001 by the amounts of the exploration expenditures capitalized less write-offs recognized under GAAP, in each of those years. Adjustments for stock-based compensation also affected the US GAAP reconciliation for 2001. For the purposes of US GAAP, these expenses have been charged to the Statement of Loss and Deficit in the period incurred (see Note 9 to the Financial Statements).

Capital Resources and Liquidity

The Company's financial condition improved significantly in 2003. As at December 31, 2003, the Company had working capital of $58.3 million, an increase of $49.7 million from December 31, 2002. The most significant component of the change in working capital was the increase in cash and cash equivalents by $49.8 million over 2002 ($9.4 million). Payables also increased from 2002 in response to increased exploration activities.

The increase in cash and cash equivalents resulted primarily from funds received from a brokered placement of 2.6 million shares for net proceeds (after costs of $1.2 million) of $16.9 million and a second brokered placement of 4.0 million shares for net proceeds (after costs of $2.5 million) of $41.5 million. In addition, the Company received $1.7 million upon the exercise of 769,500 stock options, and $0.5 million upon the exercise of 353,104 share purchase warrants. In 2002, the Company received $9.4 million from private placements of 4.4 million shares, $3.1 million from the exercise of 1,778,000 options and $2.3 million from the exercise of 2,000,487 share purchase warrants.

Cash used in operating activities increased from $0.9 million in 2001 to $1.4 million in 2002 to $2.2 million in 2003 primarily due to increased costs of administration associated with increased exploration and financing activity. The costs associated with mineral exploration and equipment additions also increased in the period from 2001 to 2003 due to a better treasury position providing capital to conduct planned exploration.

The Company is adequately funded to carry out further development work at Dolores in anticipation of a positive result from its feasibility study. Current work plans are incorporated into a $7 to 10 million budget for additional drilling, engineering and construction, and environmental studies. The Company currently has no significant contractual obligations relating to Dolores at this time, apart from property payments, except in relation to contingent royalty payments once production commences (see table below). With continued interest from new investors and lending institutions, the Company believes it is well-positioned to secure the remaining capital required to undertake construction of the Dolores project. The Company will seek to secure debt financing for part of the Dolores construction costs, if it can be obtained on reasonable cost and terms. While equity markets remain positive to gold developers, the Company is not assured that equity funding will be available at terms suitable to the Company.

The Company plans to expand its exploration and development programs for 2004 on project other than Dolores, with renewed drilling at its Northern Sonora properties and conduct initial and follow-up drilling at some of its Nevada properties. Expenditures on Northern Sonora are budgeted at $1.7 million, with $0.9 million budgeted on La Bolsa for drilling and assaying, along with some metallurgical work. Drilling is also planned for the Real Viejo/La Dura Project in 2004. Two of the Company's properties in Nevada, the Clear and Gutsy prospects, are expected to be drill-tested in the first half of 2004, with initial programs expecting to cost less than $500,000. Program results will be evaluated, with follow-up work and expenditures to be based on the initial results.

A summary of the Company's contractual obligations and commitments as at December 31, 2003 is as follows:

Commitments Table (payments due by period)
(000's)
                                               1 to 3            4 to 5
                                                years            years
                                          ----------------- ----------------

Property payments (a)                           $ 300            $ 150
Operating lease payments (b)                      150                -
Contingent royalty payments (c)
                                          ----------------- ----------------
                                                $ 450           $  150
                                          ----------------- ----------------

a) Payments in respect of the Dolores property, which the Company expects to make; all other property payments are at the discretion of the Company;
b)   Includes existing leases without extensions;
c) royalty payments on the Dolores property consisting of net smelter payments of 3.25% on gold and 2% on silver net revenues cannot be quantified until the project reaches production

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company's accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company follows accounting guidelines in determining the value of stock-based compensation, as disclosed in Note 8 to the Financial Statements. Unlike other figures in the accounts, this is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average future hold period of issued stock options before exercise, expiry or cancellation and (2) future volatility of the company's share price in the expected hold period (using historical volatility as a reference). The resulting value calculated is not necessarily the value which the holder of the option could receive in an arm's length transaction, given that there is no market for the options and they are not transferable.

Property acquisition costs and related direct exploration costs may be deferred until the properties are placed into production, sold, abandoned or written down, where appropriate. The Company's accounting policy is to capitalize exploration costs on a project by project basis consistent with Canadian GAAP and applicable guidelines. The policy is consistent with other junior exploration companies which have not established mineral reserves objectively. An alternative policy would be to expense these costs until sufficient work has been done to determine that there is a probability a mineral reserve can be established; or alternatively, to expense such costs until a mineral reserve has been objectively established (which is the procedure prescribed under US GAAP). Management is of the view that its current policy is appropriate for the Company at this time. Based on annual impairment reviews made by management, or earlier if circumstances warrant, in the event that the long-term expectation is that the net carrying amount of these capitalized exploration costs will not be recovered, then the carrying amount is written down accordingly and the writedown charged to operations. A writedown may be warranted in situations where a property is to be sold or abandoned; or exploration activity ceases on a property due to unsatisfactory results or insufficient available funding.

Changes in Accounting Policy

Although no new accounting policies were adopted in 2003, beginning with the first quarter of 2004, the Company will determine the value of stock based compensation to employees, and record such compensation in its accounts, in accordance with the transitional provisions of Canadian Institute of Chartered Accountants' Handbook Section 3870, on a retroactive basis with a restatement of prior periods.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements except for contractual obligations tabled above.

Related Party Transactions

Three individuals, each an officer or an officer and a director of the Company supply administrative/geological services and legal services to the Company at arm's length rates under existing renewable contracts. Details of these related party transactions, including the purpose and recorded amounts of the transactions are identified in Note 6 to the Financial Statements.

Outstanding Share Data

The Company has one class of common shares. As at March 31, 2004, there were 36,401,841 common shares outstanding.

In 2003, the Company's shareholders adopted its 2003 stock option plan. As at March 31, 2004, there were 2,720,000 stock options outstanding, all of which have vested.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements. Forward looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Corporation undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report. The Company's financial success is subject to, among other things, fluctuations in gold and silver metal prices which may affect current or future operating results and may affect the economic value of its mineral resources. The Company is exposed to currency fluctuations against the Mexican peso and United States dollar that could affect capital and operating costs, but may chose to mitigate the risk through forward purchase of these currencies. The Company must comply with environmental regulations governing air and water quality and land disturbance and provide for mine reclamation and closure costs. The Company's ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined.

Note to U.S. Investors

While the terms "mineral resource," "measured mineral resource," "indicated mineral resource," and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

                                    EXHIBIT 4

                                   CONSENT OF

                        INDEPENDENT CHARTERED ACCOUNTANT

Minefinders Corporation Ltd.

Vancouver, Canada

We consent to the inclusion in this Annual Report on Form 40-F of our reports dated March 12, 2004, relating to the consolidated financial statements of Minefinders Corporation Ltd. for the year ended December 31, 2003.

We also consent to the incorporation by reference in the previously filed (March 18, 2003 and December 17, 2003) open registration statements on Form S-8 (SEC Nos. 333-103893 and 333-111255) of Minefinders Corporation Ltd. of our reports dated March 12, 2004, relating to the consolidated financial statements of Minefinders Corporation Ltd. appearing in the Company's Annual Report on Form 40-F for the year ended December 31, 2003.

BDO Dunwoody LLP

BDO DUNWOODY LLP

Chartered Accountants

Vancouver, Canada
May 14, 2004

                                    EXHIBIT 5

                            CONSENT OF MARK H. BAILEY

I hereby consent to the references to my name as a qualified person and the information that is expertised by me in connection with the disclosure on the Company's mineral properties in the Company's Annual Report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and the reports incorporated by reference into the Company's previously filed registration statements on Form S-8 (SEC Nos. 333-103893 and 333-111255).

/s/" Mark H. Bailey"
--------------------
Mark H. Bailey

Vancouver, British Columbia, Canada
May 14, 2004

                                    EXHIBIT 6

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

Sincerely,

Pincock Allen & Holt

/s/"Mark G. Stevens"
----------------------
    Mark G. Stevens

Lakewood, Colorado, USA

May 14, 2004.

                                    EXHIBIT 7

                          CONSENT OF GEORGE A. ARMBRUST

I refer to the report prepared by Pincock Allen & Holt which was prepared under my direct supervision, regarding the audit of the resources at the Dolores Gold-Silver Project Chihuahua, Mexico, dated December 2, 2002, (the "Report").

I consent to the filing, use and incorporation by reference of, the Report and the references to my name in the Minefinders Corporation Ltd. Annual Report on Form 40-F under the heading "Mineral Resource and Mineral Reserve Estimates" in the Minefinders Corporation Ltd. Annual Information Form for the year ended December 31, 2003, which is included as an exhibit in the Annual Report to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

/s/"George A. Armbrust"
-----------------------
George A. Armbrust

Lakewood, Colorado, USA

May 14, 2004.

                                    EXHIBIT 8

                          CONSENT OF ROBERT L. SANDEFUR

I refer to the report prepared by Pincock Allen & Holt which was prepared under my direct supervision, regarding the audit of the resources at the Dolores Gold-Silver Project Chihuahua, Mexico, dated December 2, 2002, (the "Report").

I consent to the filing, use and incorporation by reference of, the Report and the references to my name in the Minefinders Corporation Ltd. Annual Report on Form 40-F under the heading "Mineral Resource and Mineral Reserve Estimates" in the Minefinders Corporation Ltd. Annual Information Form for the year ended December 31, 2003, which is included as an exhibit in the Annual Report to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

/s/"Robert L. Sandefur"
-----------------------
Robert L. Sandefur

Lakewood, Colorado, USA

May 14, 2004.

                                    EXHIBIT 9

                                  CERTIFICATION

I, Mark H. Bailey, President, Chief Executive Officer and Director certify that:

1. I have reviewed this annual report on Form 40-F of Minefinders Corporation Ltd. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     (c) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

     (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date:    May 14, 2004
       ----------------

                                          /s/ " Mark H. Bailey"
                                          --------------------------------------
                                          Mark H. Bailey

                                          President, Chief Executive Officer and
                                          Director

                                   EXHIBIT 10

                                  CERTIFICATION

I, Jon N. Morda, Chief Financial Officer certify that:

1. I have reviewed this annual report on Form 40-F of Minefinders Corporation Ltd. (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     (c) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

     (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date:    May 14, 2004
        --------------

                                                         /s/ "Jon N. Morda"
                                                         -----------------------
                                                         Jon N. Morda
                                                         Chief Financial Officer

                                   EXHIBIT 11

                                  Certification

            Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

       (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18,
                              United States Code)

Pursuant to section 906 of the  Sarbanes-Oxley  Act of 2002 (subsections (a) and
(b) of section 1350, chapter 63 of title 18, United States Code), I, Mark H. Bailey, President, Chief Executive Officer and Director of Minefinders Corporation Ltd. (the "Company") hereby certify, to my knowledge, that:

The Company's Annual Report on Form 40-F for the year ended December 31 2003 (the "Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

/s/ "Mark H. Bailey"
--------------------------
Name:      Mark H. Bailey
Title:     President, Chief Executive Officer and Director

Dated:    May 14, 2004
         -------------

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsection (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.

                                   EXHIBIT 12

                                  Certification

            Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

        (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18,
                              United States Code)

Pursuant to section 906 of the  Sarbanes-Oxley  Act of 2002 (subsections (a) and
(b) of section 1350, chapter 63 of title 18, United States Code), I, Jon N. Morda, Chief Financial Officer of Minefinders Corporation Ltd. (the "Company") hereby certify, to my knowledge, that:

The Company's Annual Report on Form 40-F for the year ended December 31 2003 (the "Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

/s/ "Jon N. Morda"
------------------
Name:      Jon N. Morda
Title:     Chief Financial Officer

Dated:    May 14, 2004
        ---------------

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsection (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.

                                  EXHIBIT 99.1

                          MINEFINDERS CORPORATION LTD.

                         CHARTER OF THE AUDIT COMMITTEE

                  The number of members of the Committee will be at least three, none of whom are officers or employees of the Corporation or any of its affiliates or subsidiaries and all of whom are, in the view of the Board of Directors of the Corporation, free of any relationship that would interfere with the exercise of independent judgement. Qualification for committee membership shall, in addition, comply with applicable securities regulatory requirements.

                           The Committee shall:

(a) recommend annually to the Board the independent auditors to be appointed by the shareholders of the Corporation;

(b) review with the independent auditors the annual audit plan including, but not limited to, the scope of the work to be carried out by the independent auditors, any significant problems that the auditors are able to foresee, the impact on the financial statements and the Corporation of any new or proposed changes in accounting principles;

(c) review the annual financial statements, including notes, with the independent auditors and recommend them to the Board for approval prior to release to the public or filing with securities regulatory authorities;

(d) review the quarterly financial statements with the independent auditors prior to release to the public or filing with securities regulatory authorities;

(e)      report   immediately   to  the   Board  any   instances   of  fraud  or
         misappropriation of assets that come to the attention of the Committee;

(f) receive from the independent auditors a formal written statement delineating all relationships between the auditors and the Corporation, consistent with applicable accounting standards, and actively engage in a dialogue with the auditors with respect to any disclosed relationships or services that may have an impact on their objectivity and independence;

(g) take, or recommend that the full Board take, appropriate action to oversee the independence of the auditors;

(h) as to management of the Corporation generally: (i) ensure that an adequate internal control structure and procedures for financial reporting are established and maintained; (ii) periodically assess the effectiveness of such structures and procedures, as well as secure appropriate reports or attestations from the independent auditors in respect thereof; and (iii) review budgets and periodically assess actual spending compared with budgeted amounts; and

(i) undertake and perform such other duties as may be required of the Committee by applicable law or regulation.

         In performing its functions and duties:

(aa) the Committee shall meet at least quarterly with management and the independent auditors to discuss the accounts, records and financial position of the Corporation;

(bb) the members of the Committee may inspect all the books and records of the Corporation; and

(cc) the Committee may, in its discretion and at the expense of the Corporation, engage financial and other advisors.

                  The Committee is responsible for the duties set forth in this charter but is not responsible for either the preparation of the financial statements or the auditing of the financial statements. Management has the responsibility for preparing the financial statements and the independent auditors have the responsibility for auditing the financial statements. The review of the financial statements by the Committee is not of the same quality as the audit performed by the independent auditors.

                  This charter was adopted by the Board of Directors of Minefinders Corporation Ltd. on April 1, 2003