Form 40-F
period 2004-12-31
MINEFINDERS CORP LTD
filed 2005-03-29
CIK 926479

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2004	Commission file number 0-29382

MINEFINDERS CORPORATION LTD.

(Exact name of Registrant as specified in its charter)

Not Applicable	Ontario, Canada	Not Applicable
(Translation of Registrant’s name into English (if applicable))	(Province of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number (if applicable))

1000

(Primary Standard Industrial Classification Code Number (if applicable))

2288 – 1177 West Hastings Street, Vancouver, British Columbia Canada V6E 2K3 (604) 687-6263

(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System, 111 - 8th Avenue, New York City New York 10011 (212) 894-8890

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares without par value	Name of each exchange on which registered American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As at December 31, 2004, 36,476,841Common Shares without par value were outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

☐ Yes: 82-____________	☒No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒Yes	☐ No

Explanatory Note: Minefinders Corporation Ltd. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934 (the “1934 Act”) on Form 40-F. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act and in Rule 405 under the Securities Act of 1933. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the 1934 Act pursuant to Rule 3a12-3.

Some of the statements contained in this report and the documents attached hereto as exhibits are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Any statements that express or involve discussions with respect to predictions, expectations, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, reserves, resources, results of exploration, capital costs and production costs could differ materially from those currently anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals for which the Company is engaged in exploration, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which the Company operates, technological and operational difficulties encountered in connection with the Company’s mining activities, labour relations matters and costs, changing foreign exchange rates other matters discussed under “Management’s Discussion and Analysis” and the “Risk Factors” set forth in the Annual Information Form attached as an exhibit hereto. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors is included in the filings by the Company with the U.S. Securities & Exchange Commission and Canadian provincial securities regulatory authorities.

Unless otherwise indicated, all dollar amounts in this report are US dollars.

The exchange rate of Canadian dollars into United States dollars, on December 31, 2004, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN $1.2034.

RESOURCE AND RESERVE ESTIMATES

All resource estimates incorporated by reference in this Registration Statement have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy (“CIM”) Classification System. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information incorporated by reference herein may not be comparable to similar information concerning U.S. companies.

For definitions of the terms mineral reserve, proven mineral reserve, probable mineral reserve, mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource under CIM standards, and a summary of the differences between CIM and U.S. standards, see the sections entitled “Glossary and Defined Terms” beginning on page - i - of the Annual Information Form filed as Document 1 to this Annual Report.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F, beginning on the following page:

1.	Annual Information Form for the fiscal year ended December 31, 2004;
2.	Management's Discussion and Analysis for the fiscal year ended December 31, 2004; and
3.	Consolidated Financial Statements for the fiscal year ended December 31, 2004 and independent auditors report thereon.

DISCLOSURE REGARDING CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES.

As of the end of the Company’s fiscal year ended December 31, 2004, an evaluation of the effectiveness of the Company's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by the Company's chief executive officer and chief financial officer. Based upon that evaluation, the Company's chief executive officer and chief financial officer have concluded that as of the end of that fiscal year, the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING.

During the fiscal year ended December 31, 2004, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-14(f) under the Exchange Act).

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements. As at the review of the audited consolidated financial statements of the Company for the year ended December 31, 2004 and as at the date of this Annual Report, the following individuals comprise the entire membership of the Company’s Audit Committee, which committee has been established in accordance with Section 3(a)(58)(A) of the Exchange Act:

Robert L. Leclerc – Chairman

James Martin Dawson – Member

H. Leo King – Member

INDEPENDENCE

The Company has adopted the criteria for director independence and unrelatedness for members of public company audit committees that are consistent with the criteria prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder. Each member of the Company’s audit committee satisfies the criteria for director independence.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors does not have an “audit committee financial expert” within the meaning of applicable U.S. securities regulation. All of the members of the Audit Committee are financially literate. Mr. Leclerc, as the chief executive officer of a large law firm (1993 to 1996) and of a company whose shares were listed and traded in the United States and Canada (1997 to 2003) was ultimately responsible for the activity and authority conferred on the chief financial officers who reported to him. This did not, however, entail an active role in supervising others engaged in the preparation, audit, analysis or evaluation of financial statements. Mr. Leclerc has no accreditation to perform such work. His experience, and that of the other audit committee members as directors of publicly traded companies, is considered by the board of directors sufficient to ensure compliance with requisite regulatory requirements. The need to add an audit committee financial expert will be monitored as the Company grows and its financial reporting and internal control challenges increase.

AUDIT COMMITTEE CHARTER

The Company’s Audit Committee Charter is attached hereto as Exhibit 13 and is available in print to any shareholder who requests it.

CODE OF ETHICS

The Company has a code of ethics that applies to all directors, officers and employees. The code is attached hereto as Exhibit 14, and is available to any person, without charge, by written request to the Company at its principal executive office in Vancouver, BC, Canada.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

At the annual meeting held on June 10, 2004, the shareholders appointed BDO Dunwoody LLP, Chartered Accountants, (“BDO”), to serve as the independent auditors for the 2004 fiscal year. BDO acted as the Company’s independent auditor for the fiscal years ended December 31, 2004 and 2003. The table below sets forth the total amount billed the Company by BDO for services performed in the years 2004 and 2003, and breaks down these amounts by category of service:

	Years ended December 31
	2004	2003

Audit Fees

Audits of the Company’s consolidated financial statements, meetings with the Audit Committee and management in respect of quarterly filings, consulting on accounting standards and transactions, issuance of consent and comfort letters in connection with Canadian and U.S. registration statements and private offerings.

	$ 71,979	$ 52,515
Audit Related Fees	-	-
Tax Fees Tax Compliance, taxation advice, and tax planning for international operations.	3,815	3,995
All Other Fees.	-	-
Total	$ 75,794	$ 56,510

PRE-APPROVAL POLICIES AND PROCEDURES.

The Audit Committee nominates and the shareholders appoint the independent auditors to audit the financial statements. The committee approves all audit, audit-related services, tax services and other services provided by BDO. Any services provided by BDO that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement. The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception before the completion of the engagement. In 2004, none of the fees paid to BDO were approved pursuant to the de minimis exception.

OFF-BALANCE SHEET ARRANGEMENTS.

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

The following table lists as of December 31, 2004 information with respect to the Company’s known contractual obligations.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3 – 5 years	More than 5 years
Long-Term Debt Obligations(1)	$931,000	$195,000	$420,000	$316,000	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations(2)	$150,000	$50,000	$100,000	-	-
Contingent Royalty Payments(3)	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under Canadian GAAP	-	-	-	-	-
Total	$1,081,000	$245,000	$520,000	$316,000	-

(1)	Payments in respect of the Dolores Property, which the Company expects to make; and other property payments that are at the discretion of the Company.
(2)	Includes existing leases without extensions.
(3)	Royalty payments on the Dolores Property consisting of net smelter payments of 3.25% on gold and 2% on silver. Net revenues cannot be quantified until the project reaches production.

AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on The American Stock Exchange (“AMEX”). Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

Shareholder Meeting Quorum Requirement: The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its By-Laws. A quorum for a meeting of members of the Company is two persons present in person, each being a shareholder entitled to vote thereat, or a duly appointed proxy for an absent shareholder so entitled.

The Company intends, in a proposed general by-law to be submitted at the forthcoming Annual General Meeting of Shareholders, to require a minimum of 10% of the outstanding shares of common stock to be represented in order to achieve quorum.

Proxy Delivery Requirement: AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Securities Exchange Act of 1934, as amended. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (“SEC”) staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

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

MINEFINDERS CORPORATION LTD.

Registrant

By /s/ “Mark H. Bailey”

Mark H. Bailey, CEO and Director

Date: March 23, 2005

EXHIBITS

The following exhibits are filed as part of this report:

1.	Annual Information Form for the year ended December 31, 2004
2.	The audited consolidated financial statements of the Registrant, are exhibits to and form a part of this Annual Report, and include the following:
Auditors’ Report on Consolidated Financial Statements, dated February 8, 2005;
Consolidated Balance Sheets as at December 31, 2004 and 2003;
Consolidated Statements of Loss and Deficit for the years ended December 31, 2004, 2003 and 2002;
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002;
Consolidated Statements of Mineral Properties and Deferred Exploration Costs for the years ended December 31, 2004, 2003 and 2002;
Summary of Significant Accounting Policies
Notes to Consolidated Financial Statements (which include a reconciliation to United States generally accepted accounting principles).
3.	Management Discussion and Analysis
4.	Consent of BDO Dunwoody LLP. dated March 23, 2005
5.	Consent of Mark H. Bailey dated March 23 , 2005
6.	Consent of Roscoe Postle Associates Inc. dated March 23, 2005
7.	Consent of David W. Rennie dated March 23, 2005
8.	Consent of C. Stewart Wallis dated March 23, 2005
9.	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended).
10.	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended).
11.	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
12.	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.	Audit Committee Charter
14.	Code of Ethics

EXHIBIT 1

MINEFINDERS CORPORATION LTD.

ANNUAL INFORMATION FORM

for the year ended December 31, 2004

March 21, 2005

GLOSSARY AND DEFINED TERMS

The following is a glossary of certain mining terms used in this Annual Information Form.

Adit	A horizontal passage from the surface into the mine, also called a tunnel.
Adularization	Potassic alteration, introduction or replacement by Adularia.
Anomaly	A geological feature distinguished by geophysical or geochemical means, which is different from the general surroundings and is often of potential economic value.
Breccia	A coarse–grained clastic rock composed of angular broken fragments.
Cretaceous	The final period of the Mesozoic area (after the Jurassic and before the Tertiary period), thought to have covered the span of time between 65 and 144 million years ago.
Dome	A circular or elliptical uplift, typically volcanic in origin.
Epithermal	Hydrothermal mineral deposit formed within 1 kilometre of the earth’s surface, in the temperature range of 50–200°C.
g/t or gpt	Grams per tonne.
Graben	An elongate downfaulted basin.
Horst	An elongate block of upfaulted rock.
Hydrothermal	Processes associated with heated or superheated water, especially mineralization or alteration.
Igneous Rock	Rock which formed directly by crystallization from magma.
Interbedded	Beds laid between or alternating with others of different character.
Intrusive	The process of, and rock formed by, intrusion.
Jurassic	The middle system of the Mesozoic, above the Triassic and below the Cretaceous, thought to have covered the span of time between 200 and 145 million years ago.
Lithology	The description of rocks in hand specimen and in outcrop, relative to such characteristics as color, mineralogic composition, and grain size.
Mesozoic	The era of geologic time above the Paleozoic and below the Cenozoic, approximately from 245 to 65 million years ago.
Metamorphic	Affected by physical, chemical, and structural processes imposed by depth in the earth’s crust.
Metasediment	Metamorphic rock of sedimentary origin.
Mineral Reserve Proven Mineral Reserve Probable Mineral Reserve

Means that part of a measured mineral resource or indicated mineral resource that can be extracted legally and at a profit under economic conditions that are specified and generally accepted as reasonable by the mining industry and which is demonstrated by a preliminary feasibility study or feasibility study.

THE TERMS “MINERAL RESERVE”, “PROVEN MINERAL RESERVE”, AND “PROBABLE MINERAL RESERVE” USED IN THIS ANNUAL INFORMATION FORM ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS UNDER THE GUIDELINES SET OUT IN THE CANADIAN INSTITUTE OF MINING, METALLURGY AND PETROLEUM (THE "CIM") STANDARDS ON MINERAL RESOURCES AND MINERAL RESERVES DEFINITIONS AND GUIDELINES ADOPTED BY THE CIM COUNCIL ON AUGUST 20, 2000. IN THE UNITED STATES, A MINERAL RESERVE IS DEFINED AS A PART OF A MINERAL DEPOSIT WHICH COULD BE ECONOMICALLY AND LEGALLY EXTRACTED OR PRODUCED AT THE TIME THE RESERVE DETERMINATION IS MADE.

i

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

THE DEFINITION FOR “PROVEN MINERAL RESERVES” UNDER CANADIAN STANDARDS DIFFERS FROM THE STANDARDS IN THE UNITED STATES, WHERE PROVEN OR MEASURED RESERVES ARE DEFINED AS RESERVES IN RESPECT OF WHICH (A) QUANTITY IS COMPUTED FROM DIMENSIONS REVEALED IN OUTCROPS, TRENCHES, WORKINGS OR DRILL HOLES; GRADE AND/OR QUALITY ARE COMPUTED FROM THE RESULTS OF DETAILED SAMPLING AND (B) THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE SPACED SO CLOSELY AND THE GEOLOGIC CHARACTER IS SO WELL DEFINED THAT SIZE, SHAPE, DEPTH AND MINERAL CONTENT OF RESERVES ARE WELL ESTABLISHED.

Probable Mineral Reserve: means, in accordance with CIM Standards, the estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures.

THE DEFINITION FOR “PROBABLE MINERAL RESERVES” UNDER CANADIAN STANDARDS DIFFERS FROM THE STANDARDS IN THE UNITED STATES, WHERE PROBABLE RESERVES ARE DEFINED AS RESERVES IN RESPECT OF WHICH QUANTITY AND GRADE AND/OR QUALITY ARE COMPUTED FROM INFORMATION SIMILAR TO THAT USED FOR PROVEN RESERVES (UNDER UNITED STATES STANDARDS), BUT THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE FURTHER APART OR ARE OTHERWISE LESS ADEQUATELY SPACED, AND THE DEGREE OF ASSURANCE, ALTHOUGH LOWER THAN THAT FOR PROVEN RESERVES, IS HIGH ENOUGH TO ASSUME CONTINUITY BETWEEN POINTS OF OBSERVATION.

Mineral Resource, Measured Mineral Resource Indicated Mineral Resource Inferred Mineral Resource

Under CIM Standards, Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

THE TERMS “MINERAL RESOURCE”, “MEASURED MINERAL RESOURCE”, “INDICATED MINERAL RESOURCE”, AND “INFERRED MINERAL RESOURCE” USED IN THIS ANNUAL INFORMATION FORM ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS UNDER THE GUIDELINES SET OUT IN THE CIM STANDARDS. THEY ARE NOT DEFINED TERMS UNDER UNITED STATES STANDARDS AND MAY

ii

NOT GENERALLY BE USED IN DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BY U.S. COMPANIES. THEREFORE, INFORMATION CONTAINED IN THIS ANNUAL REPORT CONCERNING DESCRIPTIONS OF MINERALIZATION AND RESOURCES WILL NOT BE COMPARABLE TO INFORMATION MADE PUBLIC BY U.S. COMPANIES SUBJECT TO THE REPORTING AND DISCLOSURE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

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

iii

opt	Ounces per ton.
Ore	Naturally occurring material from which minerals of economic value can be extracted.
Paleozoic	The era of geologic time from 570 to 225 million years ago, from the end of the Precambrian to the beginning of the Mesozoic.
Placer	A surficial mineral deposit formed by mechanical concentration of mineral particles from weathered debris.
Porphyry	An igneous rock characterized by visible crystals in a fine–grained matrix.
Resistivity	A geophysical technique which measures the electrical resistivity between a set of spaced electrodes to generate a profile of subsurface geology.
Sedimentary Rock	Rock formed by the process of erosion and deposition.
Sericitization	A hydrothermal or metamorphic alteration process involving the introduction of, or replacement by, sericite muscovite.
Silicification

Alteration process involving the introduction of, or replacement by, silica, generally resulting in the formation of fine–grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals.

Stockwork	A three–dimensional network of closely spaced planar to irregular veinlets.
Tertiary	The first period of the Cenozoic, after the Cretaceous and before the Quatenary, thought to begin about 65 million years ago.
Tuff	Consolidated or cemented volcanic ash. Sometimes used as a general term for all consolidated pyroclastic rocks.
Volcaniclastic	Refers to fragments derived from volcanic sources (which may be transported some distance from their place of origin.)

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form (“AIF”) and the documents incorporated herein by reference, contain forward-looking statements. Such forward-looking statements include, but are not limited to, statements about mineral reserves and resources, in that they constitute estimates, based on certain assumptions, of mineralization that may be encountered if a deposit were to be mined. Any statements that express or involve discussions with respect to predictions, expectations, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

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

SOME OF THE IMPORTANT RISKS AND UNCERTAINTIES THAT COULD AFFECT FORWARD-LOOKING STATEMENTS ARE DESCRIBED FURTHER IN THIS DOCUMENT UNDER HEADINGS “DESCRIPTION OF THE BUSINESS”, “RISK FACTORS” AND “MANAGEMENT’S DISCUSSION AND ANALYSIS”. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE ANTICIPATED, BELIEVED, ESTIMATED OR EXPECTED. THE COMPANY DOES NOT INTEND TO UPDATE THESE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY TO FORWARD-LOOKING STATEMENTS.

iv

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Effective January 1, 2004, the Company adopted the US dollar as its reporting currency, and restated its financial statements for 2002 and 2003 to conform. This AIF contains references to both US dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in US dollars and Canadian dollars are referred to as ”CDN$”.

The annual high, low, average and end of period exchange rates for the US dollar in terms of Canadian dollars for each of the periods indicated, such rates being the rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, were as follows:

Corporation’s Fiscal Year Ended December 31
	2004	2003	2002	2001	2000
High	$1.3970	$1.2923	$1.5190	$1.4995	$1.4505
Low	$1.1775	$1.5750	$1.6049	$1.5925	$1.5335
Average	$1.3017	$1.3916	$1.5702	$1.4192	$1.4870
Period End	$1.2034	$1.2923	$1.5800	$1.5925	$1.4995

On March 18, 2005, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S. $1.00 equals CDN$ 1.2027.

INCORPORATION OF FINANCIAL STATEMENTS AND MD&A

Incorporated by reference into this AIF are the audited consolidated financial statements of the Company, which include its balance sheets as at December 31, 2004 and 2003 and the consolidated statements of loss and deficit, cash flows and mineral properties and deferred exploration costs of the Company for the years ended December 31, 2004, 2003 and 2002, together with the summary of significant accounting policies and notes thereon, included in the Company’s filings with Canadian securities regulatory authorities (available at www.sedar.com). Also incorporated by reference in this AIF is the Company’s Management’s Discussion and Analysis (“MD&A”) included in the Company’s filings with Canadian securities regulatory authorities on SEDAR (available at www.sedar.com). All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Differences between Canadian and US GAAP pertaining to the Company are described in Note 9 to its 2004 consolidated financial statements.

REFERENCE INFORMATION

Unless otherwise noted or the context otherwise indicates, “Corporation” refers to Minefinders Corporation Ltd. alone, and “the Company”, “its”, “we”, “us”, “our” and “our company” refers to Minefinders Corporation Ltd. and its subsidiaries.

Unless otherwise noted, the information contained in this AIF is given at the date of this AIF.

All documents referred to in this document as having been filed on SEDAR are available at www.sedar.com.

CORPORATE STRUCTURE

The Corporation was incorporated by articles of incorporation under the laws of the Province of Ontario on February 4, 1975, under the name “Twentieth Century Explorations Inc.”. On May 10, 1979, the Corporation changed its name from “Twentieth Century Explorations Inc.” to “ Minefinders Corporation Ltd.”.

The Corporation’s head and principal office is located at 2288 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 2K3. The Corporation’s registered and records office is located at Suite 1100 – 200 King Street West, Toronto, Ontario M5H 3T4. The Company also maintains an exploration office in Reno, Nevada, United States of America and an operations office in Chihuahua, Mexico.

The following table names each subsidiary of the Corporation, the jurisdiction of its incorporation and the Corporation’s direct or indirect percentage ownership.

Name	Place of Incorporation	Percentage Ownership
Minera Minefinders, S.A. de C.V.	Mexico	100%
Compania Minera Dolores, S.A de C.V.	Mexico	100%
Minefinders (U.S.A.) Inc.	Nevada	100%
Servicios Mineros Sierra, S.A. de C.V.	Mexico	100%

The Company’s operations in Mexico and the U.S.A. are conducted through these subsidiaries.

The Corporation is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and the Corporation’s common shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “MFL” and on the American Stock Exchange (“AMEX”) under the symbol “MFN”.

GENERAL DEVELOPMENT OF THE BUSINESS

The Company is in the business of exploration and development of precious and base metal properties. Interests in these properties are currently held directly and indirectly and through leases, options and working interests. The Company’s properties are primarily located in Mexico and the U.S.A. The Company’s principal mineral property interests are the Dolores Property located in Chihuahua, Mexico (the “Dolores Property”) and the Northern Sonora Properties located in Sonora, Mexico (the “Northern Sonora Properties”). The Northern Sonora Properties include the La Bolsa gold deposit, Real Viejo silver prospect and the Planchas de Plata silver prospect, each at various levels of exploration. The Company’s other mineral property interests include the Clear, Dottie and Gutsy/Buckskin Mountain Properties in Nevada and the Oro Blanco Property in Arizona. The Company also has a royalty interest in a mineral property in Québec, Canada, but has no exploration projects in Canada.

Exploration and Development

In June of 2002, the Company initiated a 30,000 metre drilling program, designed to bring the Dolores property to final feasibility and lead to a production decision. This drilling program was expanded in 2003 to 75,000 metres, to include condemnation and geotechnical drilling. At the earliest, production is not anticipated to commence on the Dolores deposit until mid to late 2006. Since initiating drilling in 1996 through the period ended December 31, 2004, the Company has completed a total of 347 diamond core holes, totalling 95,366 metres and 220 reverse circulation (“RC”) drill holes totalling more than 42.100 metres of drilling on the Dolores deposit, bringing the total drilling completed on the Dolores Property through December 2004 to more than 137,000 metres. In 2004, the Company selected independent engineering firms to provide an updated resource model and final feasibility study. Exploration and development drilling on the Dolores Property will continue through the first half of 2005. Other activities on the Dolores Property have included additional geological mapping and sampling, road construction and initiating the community relocation program. Significant milestones in 2004 include completion in November of an Audited Mineral Resources Estimate and Independent Technical Report, compliant with National Instrument 43-101 (NI 43-101), (see “Principal Property – The Dolores Property”), receipt of final reports on column leach test work, flotation mill test work, pit-slope stability test work, and initiation of a purchase program for relocation of the Dolores village. Detail engineering drawings for most of the final feasibility study are underway or have been completed, and detailed quotes for operation and capital cost estimates are being submitted. Exploration activities will continue on the Dolores property and the Company’s other properties over the next 12 months. Drilling programs are now underway on the Real Viejo and Planchas de Plata properties in Sonora, Mexico and the Dottie and Clear properties in Nevada.

Financing

In the last three years, the Company has completed three financings to fund the exploration of Dolores and the Company’s other projects.

In April 2002, the Company completed a brokered private placement financing of 4,400,000 common shares at CDN$2.30 per share for total proceeds of US$6,374,000. Funds from this financing were directed primarily towards the completion of drilling on the Dolores property for the purpose of undertaking a bankable feasibility study.

On February 7, 2003, the Company completed a brokered placement consisting of 2,587,500 common shares CDN$7.00 per share for gross proceeds of US$11,998,000. The shares issued under this financing were qualified by short form prospectus for which receipts were issued on January 31, 2003.

On December 8, 2003, the Company completed a brokered placement consisting of 4,000,000 common shares at CDN$11.00 per share for gross proceeds of US$33,589,000. The shares issued under this financing were qualified by short form prospectus for which receipts were issued on December 5, 2003.

DESCRIPTION OF THE BUSINESS

Overview

The information provided under this caption, and under “Principal Property - The Dolores Property” “Northern Sonora Property” “Other Properties” and “Interests in United States Properties” has been prepared by Mark H. Bailey, M.Sc., P.Geo., President & CEO of the Company, who is a “qualified person” as defined in National Instrument 43–101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

The Company is a mining exploration and development company. The Company’s principal properties are the Dolores Property and the Northern Sonora Properties (which include the La Bolsa deposit, the Real Viejo silver prospect, the Planchas de Plata prospect, and the La Dura prospect). All of these properties are without a known body of commercial ore. The Company’s activities on these properties to date have been exploratory in nature. There is no surface plant or equipment on any of these properties.

Since November 1995, the Company has been actively working on the Dolores Property including aerial photos and topography, satellite imagery, road construction and infrastructure development, surface mapping, surface sampling, underground sampling, geophysics, diamond core and reverse-circulation (“RC”) drilling, metallurgical studies, environmental base line studies, initial resource modelling and mine engineering, an environmental impact study and a feasibility study. These efforts have led to the discovery of a major epithermal gold and silver deposit containing an initial estimated measured and indicated resource (reported in a news release December 6, 2004, and available on SEDAR), calculated using a 0.3 g/t gold-equivalent cutoff grade, of 101.1 million tonnes containing 2.65 million ounces of gold and 128.2 million ounces of silver. An additional inferred resource of 28 million tonnes was calculated, containing 668,000 ounces of gold and 24.5 million ounces of silver. A feasibility study for the open-pit minable portion of the Dolores gold and silver deposit was initiated in 2003 and is expected to be completed in the first half of 2005. A positive feasibility study will advance the deposit to a production decision in 2005.

The La Bolsa mineralized system on the Northern Sonora Property was discovered and staked in 1994 and a first phase exploration drilling program was completed in 1996. A second program was completed in 1998 producing an independent mineralized deposit estimate of up to 208,000 ounces gold and 2 million ounces of silver. Exploration work was suspended in 1998 pending an increase in gold prices or a substantial cash influx. Drilling re-commenced on the La Bolsa property in the fall of 2003 with the completion of 20 additional core holes by the end of 2003. Exploration activities including geological mapping and sampling and drilling continued on the El Malacate project covering a portion of the Northern Sonora Property with the completion of nine widely spaced drill holes during 2002. Follow-up work on the El Malacate project in 2003 failed to enhance the prospect and it was written off at the end of 2003. Work on the other northern Sonora mineral claims from 1996 through 2003 has led to the discovery of additional gold–silver mineralized systems and several porphyry copper related base metal systems. Additional drilling is planned for 2005 on the La Bolsa property and the nearby Real Viejo and Planchas de Plata prospects.

The Company also has interests in a number of secondary properties. Detailed mapping and sampling conducted over a period of five years had defined anomalous gold zones on the San Antonio Property in Zacatecas, Mexico, but this property was written off in 2004. The Company has maintained its interests in the Gutsy/Buckskin Mountain properties, the Clear property, and the Dottie Property, all in Nevada, U.S.A; in the Oro Blanco Property in Arizona, U.S.A. and in a 2% royalty interest at the Dubuisson property in Val d’Or, Québec.

PRINCIPAL PROPERTY – THE DOLORES PROPERTY

For a full report on the Company’s principal property, the Dolores Property, see the report dated November 16, 2004 entitled “Technical Report on the Mineral Resources Estimate for the Dolores Property, Mexico” (the “RPA Report”, prepared by Roscoe Postle Associates Inc. (“RPA”) for the Company. The RPA Report was authored by David W. Rennie, P. Eng. and C. Stewart Wallis, P. Geo. who are both “independent qualified persons” as defined in NI 43-101. The RPA Report has been filed on SEDAR, and is incorporated herein by reference.

The Corporation’s primary focus is on the Dolores Property for which a feasibility study is underway and on which drilling continues. The Dolores Property is a structurally–controlled, gold–silver deposit located within a sequence of volcanic rocks. Gold and silver mineralization identified at surface occurs within a zone over 4,000 metres long and 1,000 metres in width at elevations that range from 1,400 metres to 1,700 metres above sea level. Mineralization has also been investigated to the depth of drilling at 1,150 metres elevation or over 550 metres of vertical extent.

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

The Corporation, through its 100% owned Mexican subsidiary, Minera Dolores, has a controlling interest in the Dolores mineral concessions and surface rights covering the project area. The Company executed a Mining Exploration, Exploitation and Unilateral Promise of Sale Agreement with Liebano Saenz Ortiz (“Saenz”), the owner of seven exploitation concessions comprising a total of 1,920 hectares covering the core of the Dolores Mining District. This agreement was subsequently assigned to Minera Dolores. Minera can earn a 100% interest in these concessions by paying a total of $1.5 million in cash payments at the rate of $25,000 each calendar quarter. Through December 2004, the Company has paid a total of $1,167,000. A Net Smelter Return Royalty (“NSR”) of 2% on gold and silver is payable to Saenz upon commercial production and an additional 1.25% NSR on gold only is payable to another party. Two peripheral mineral concessions (Silvia and Dolores) were staked by the Company bringing the total area of concessions to 27,700 hectares.

4

Figure 1: Property Location Map

The Dolores Property consists of the nine concessions described in the following table. All environmental permits are current and in order and allow the Company to conduct exploration of the Dolores Property through to the actual permitting for a mine site. In addition to permits allowing the Company to construct all access and drill roads necessary to complete the development drilling now underway, the Company has permits for the use of a nearby landing strip. The Company has also negotiated surface rights agreements with the Ejido Huizopa and certain individual members of the Ejido for access and right to conduct all exploration activities on the property up to and including all mining operations that may occur on these lands as a result of these exploration activities. The Company has not incurred any environmental liability to date, but may, if requested, be required to remediate certain roadworks used in its exploration activities.

Dolores Property Exploitation Concessions

Concession Name	Title No.	Area (hectares)	Expiry Date
Silvia	217587	2,866	August 20, 2052
Real Cananea	184981	394	December 12, 2039
Real Cananea Uno	184982	180	December 12, 2039
San Judas Tadeo	184983	150	December 12, 2039
Alma Maria	191728	6	December 18, 2041
Ampliacion Real Cananea	184984	350	December 12, 2039
Ampliacion Real Cananea Uno	184985	360	December 12, 2039
Ampliacion Real Cananea Dos	184986	480	December 12, 2039
Dolores	221593	22,914	March 3, 2054
Total Area		27,700

All nine concessions have been granted exploitation status, the most recent being the Dolores concession. Taxes are due every six months, in January and July, on all concessions. Taxes paid in January 2005 totalled 888,129 pesos (approximately $80,000). Annual assessment work is required for exploration concessions and work expenditures to date, which can be carried forward, will cover the concessions for at least the next five years.

Gold and silver mineralization, identified at surface, occurs within a zone over 4,000 metres long and 1,000 metres in width and has been intersected in drilling to depths of over 550 metres below the highest topographical elevation. Historic underground mining was carried out along three main, sub–parallel structures that occur both within and beyond the resource study area. Figure 2 below illustrates the location of the known mineralized zones, the mineral resource area and concession boundaries.

Figure 2: Dolores Property Mineral Concessions and Mineralized Areas

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The project area is approximately 250 kilometres west of the city of Chihuahua and is accessed from the town of Madera (pop. +/– 35,000). Madera is linked by paved highway and railway with the rest of Mexico and the United States. The 87 kilometre, 3.5 hour trip to Dolores from Madera by vehicle is mostly along narrow, winding and rough gravel logging roads. During the feasibility study a new route was identified, which will provide superior access to Dolores with a minimum amount of construction. The new route takes off from the main highway between Chihuahua and Hermosillo and will require approximately 10 kilometres of new road to connect up with an existing 85 kilometre road and the upgrading of the entire length to provide a seven-metre wide primary mine haulage road.

The climate in the area is semi–arid with average annual precipitation of approximately 800 mm. Most of the precipitation falls during the wet season lasting from July to mid September. Temperatures range from –10 degrees Celsius in winter to 45 degrees Celsius in summer. Exploration can be undertaken throughout the year.

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

The mountaintops are covered with pine, while vegetation in the valleys consists mainly of thorny shrubs and cactus. Active, intermittent stream erosion has resulted in the formation of deep V–shaped valleys throughout the area.

History

Mining activity in the area of the Dolores Property is believed to have started with placer mining circa 1860. In 1898, organized lode mining is reported to have begun in the area. By 1915, a power line had been installed from Madera, and processing was accomplished by pulverizing the ores in 25 stamp mills and recovering gold and silver in a cyanide leach and zinc precipitate circuit. Records from 1922 through 1929 indicate that the property was producing nearly 50,000 tonnes per year until the mill was destroyed in a fire in early 1929. Only sporadic high–grade production occurred during 1929 to 1931, and there are no records of any production since that time.

The Company began acquiring a land position in the district in 1993 and initiated a preliminary surface exploration program to evaluate the district’s mineral potential. Between 1996 and 2001, the Company completed more than 61,000 metres of drilling, including approximately 136 core holes totalling 32,048.8 metres and approximately 155 RC holes totalling 29,392.2 metres. Detailed geologic mapping of approximately six square kilometres and widespread reconnaissance mapping and sampling covering 12 square kilometres have been combined with ore microscopy, metallurgical study, petrographic analysis and geochemical studies to form the data base. Geophysical surveys, including 14,900 line metres of induced polarization, resistivity, and magnetic surveys, as well as base–line environmental studies, were also completed during this period. Since beginning the final phase drilling program in July of 2002, the Company has completed through December 2004 565 drill holes totalling more than 137,000 metres. Drilling re-commenced in January of 2005 and will continue through most of the year with additional delineation, exploration, condemnation, and geotechnical holes planned.

The following table shows relevant historical production of the Dolores Mining District for the years 1922 to 1931. The accuracy of this information is unknown to the Company.

Recorded Production from the Dolores Mining District

Year	Tons Mined	Average Grade (gm/ton)		Average Grade (oz/ton)		Contained Kilograms		Contained Kilograms
		Au	Ag	Au	Ag	Au	Ag	Au	Ag
1922	63,494	*6.1	*635	0.18	18.52	*388.5	*40,313.8	12,492	1,296,088
1923	65,885	6.8	559	0.20	16.30	451.0	36,862.0	14,500	1,185,113
1924	54,005	*8.4	*527	0.24	15.37	*451.0	*28,471.3	14,501	915,351
1925	51,261	*9.6	*505	0.28	14.73	*492.7	*25,862.1	15,841	831,466
1926	48,523	12.7	548	0.37	15.98	606.0	25,718.0	19,483	826,834
1927	42,082	12.5	554	0.36	16.16	***526.0	***23,313.4	16,912	749,526
1928	38,146	12.5	400	0.37	11.67	478.0	15,250.0	15,368	490,288
Mill burned in early 1929, subsequent higher grade ore shipped off property for milling (?)
1929	1,306	24.6	872	0.72	25.43	32.0	1,140.0	1,029	36,651
1930	3,686	**30.7	**1671.5	0.90	48.75	118.0	6,153.0	3,794	197,819
1931	3,384	**27.6	**1458.2	0.81	42.53	**93.4	***4,934.5	3,004	158,646
Total/ weighted average
	371,771	9.8	563	0.286	16.26	3,636.7	208,018.1	116,921	6,687,782
* ** *** Sources:

Back calculated from production using 96% recovery from Au and 87% recovery of Ag (Average recoveries listed in annual reports)

Weighted average from several ore shipments

Calculated from Tons Mined and Average Grade

Anuario de Estaddistica Minero, 1922, 1923, 1926, 1927, 1928, 1929 and 1930, 1931, Annual Reports

Geology

The Dolores deposit is a structurally–controlled, gold–silver deposit, located within a sequence of volcanic rocks composed primarily of andesite flows, flow breccias, and tuffs, which are overlain by latite volcaniclastic breccias. A variety of intrusive bodies are coeval with the volcanic sequence, the most common being dikes of latite composition which generally strike in a NNW direction.

The dominant structural features are regional, sub–parallel, NNW–trending faults, which dip steeply to the west. Continued down–to–the–west offset within this structural set is believed to have caused the development of a series of dilational conjugate faults between the primarily parallel to sub–parallel faults. These faults are believed to have been influential during the mineralizing event and locally may help to explain the geometry of the mineralization.

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

For more details on the geology on the Dolores Property, see the Geology section of the RPA Report, which is incorporated herein by reference.

Exploration

Exploration efforts have included reconnaissance and detailed surface mapping, channel sampling on surface and in accessible old underground workings totalling more than 16,000 rock chip and soil sample assays, extensive metallurgical studies, initial mine planning and engineering studies, environmental base line studies, road up-grading and construction, airphoto and topographical maps and a total of 565 holes for more than 137,000 metres, as of the end of fiscal year 2004.

Work on the property has been carried out by professional geologists employed by the Company, a number of individual independent consulting geologists and engineers, and by independent geological and engineering consulting firms and companies over the last 7 years, most recently by Roscoe Postle Associates Inc.

Drilling

Since the start of the first phase of drilling in August 1996, more than 137,000 metres of drilling in 567 holes have been completed to date. Diamond drill holes amounting to more than 95,366 metres in 347 holes and 220 reverse circulation drill holes for 41,704 metres constitute the drilling database, with drilling continuing at this time.

Of the total, more than 520 holes were drilled within the resource area and were used in the new resource calculation. Several holes were lost and additional holes were completed as water well and water test wells. Fifty-four holes were drilled to test targets peripheral to the resource area.

The first phase of diamond drilling was carried out by the Company between August and December 1996, with 6,609 metres of core recovered in 30 holes. A second phase of drilling commenced in January 1997 and ended in June 1997. At the end of this program, 45 diamond drill holes totalling 10,115 metres had been completed since initial drilling started in August 1996. A third phase drill program was initially carried out under the direction of Echo Bay Mines Ltd. staff and later managed by Company personnel. The drill program consisted of infill drilling to confirm the existing resource and step–out drilling to expand the resource to include the Hondo and Chabacan target areas.

All of the infill holes drilled during this phase intersected potentially economic grade gold and silver mineralization and confirmed continuity of the main zone deposit over a strike length of 2,000 metres. All holes were drilled at angles of –450 to –750 and directed to test the down–dip extension of outcropping surface gold and silver mineralization to depths of 550 metres (see Figure 3).

1600.0 Z
1500.0 Z
1400.0 Z
1300.0 Z
1200.0 Z
1100.0 Z
1000.0 Z
D98-120
D02-173
D02-174
D03-257
D03-260
D02-177
D97-52
D02-176
D98-113
D97-50
D03-205
D02-154
D03-232
D03-286
D02-147
D02-148
D03-212
D03-198
D02-146
D03-260
D03-230
D03-214
D02-155
D03-269
D02-186
D03-211
D03-212
D03-283
D03-273
Elevation of base of block model for Audited August 2002 Resource
100 meters
Gold-Equivalent Grades Histogram Definition:
Drill Trace
>0.5 gpt Aueq
>1.0 gpt Aueq
>3.0 gpt Aueq
Composite Section Centered at Section 2700, Looking N30°W

Figure 3. Composite section through central breccia pipe in Dolores Gold & Silver Deposit

In August 1997, a resource estimation model was completed, based on 107 drill holes. A drill indicated and inferred resource was estimated at 27.84 million tons with an average grade of 0.038 oz/ton (1.3 g/t) gold and 1.38 oz/ton (47.3 g/t) silver at a 0.015 oz/ton gold cut–off (historical estimate – no longer relevant).

In June 1998, an updated resource calculation was made as part of a pre–feasibility scoping study. The calculation was based on 160 drill holes totalling 35,000 metres of drilling over 1,800 metres of strike length. In September 1998, additional infill drilling was completed on the main zone at 25 metre centres along the 1,800 metre strike length. Incorporating the latest drill results, an updated resource calculation was completed in November 1998, with indicated and inferred resources for the main zone deposit totalling 61 million tonnes grading 1.42 g/t gold–equivalent (historical estimate – no longer relevant). All gold values were capped at 4.0 g/t and silver values were capped at 220 g/t. A cut–off grade of 0.5 g/t gold–equivalent was used. The data used for the resource study included 238 drill holes (127 diamond drill and 111 reverse–circulation drill holes) totalling 52,898 metres. The drill holes extended over 2,800 metres of strike length and 1,000 metres across strike.

In 2000, a program of infill drilling confirmed the continuity of high–grade gold and silver mineralization occurring within feeder structures surrounded by a broad zone of disseminated mineralization. The high–grade feeder structures extend for over 4,000 metres along strike and have been drill–tested to depths of up to 300 metres. Some of the best results from the 2000 drill program came from hole D00–R140 drilled on section 2175. The drill hole averaged 1.24g/t gold and 61.7g/t silver over 236 metres. A 15.2 metre section within this zone averaged 11.52g/t gold and 707.7g/t silver.

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

Gold and silver mineralization identified at surface occurs within a zone over 4,000 metres long and 1,000 metres in width at elevations that range from 1,400 metres to 1,700 metres above sea level. Mineralization has also been investigated to the depth of drilling at 1,1100 metres elevation or over 550 metres of vertical extent.

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

The upper extent of widespread mineralization is generally confined to a few tens of metres above the contact of the latitic volcaniclastic tuffs with the underlying intermediate andesitic volcanics. It is likely that high porosities and permeabilities resulted in dispersal and lateral migration of hydrothermal fluids at the volcaniclastic contact with concomitant cooling generally restricting ascension of hydrothermal fluids. Alteration extends laterally for several hundred metres along and above the contact in a generally silicified, broken, brecciated, and variably argillized subhorizontal layer. This altered layer contains anomalous mercury, arsenic, and antimony throughout its extent. Ore grades of mineralization locally persist beyond tens of metres into the overlying tuff units but are restricted to narrower zones of fracturing. In the highest exposures of the central dome area, low–grade mineralization from 40 to 100 parts per billion (ppb) gold is known to occur within small discontinuous pods of chalcedonic to opalescent vein material.

The episodic nature and variable intensity of mineralizing activity has commonly resulted in overprinting of several features, including the formation of quartz stockworks along intrusive contacts, flooding of tectonic breccias with hydrothermal silica, silicification and dissemination of mineralization peripheral to structures, re–brecciation and precipitation of stockwork quartz in several phases, and hydrothermal brecciation that overprints original tectonic features. A relatively large breccia-pipe like body has been defined over a 400 metre length (20-60 metres wide) from the surface to depth greater than 500 metres, which contains consistent higher-grades of mineralization, indicating a primary mineralizing conduit. Oxidation throughout the area of the deposit is highly variable. Oxidation has been observed to the depth of drilling, particularly within the larger fracture zones, yet sulfides are also known to occur at surface in various localities of the property. The majority of the deposit can be classified as mixed oxide/sulfide with smaller percentages of totally oxidized material occurring along structures and near surface, with progressively increased sulfide content found at depth.

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

All samples were collected from the Dolores site by ALS Chemex Laboratories (“Chemex”), Bondar–Clegg or BSI Inspectorate (“Inspectorate”) personnel and taken to a sample preparation lab either at Chihuahua, Hemosillo or Durango. Following sample preparation, pulps are flown either to Vancouver, Canada or Reno, Nevada for final analysis.

The soil samples were dried and sieved to –80 mesh. The –80 mesh portion was sent to the Chemex lab in Vancouver, British Columbia. A 30 gram subsample was then analyzed for gold by fire–assay with an atomic absorption (AA) finish. Silver values were obtained by aqua–regia digestion followed by AA analysis.

For rock chip samples, a 30 gram sub–sample for gold analyses was used for fire–assay with an AA finish. Silver analyses were obtained by AA (background corrected) assay following aqua–regia digestion. One kilogram pulps were prepared, instead of the normal 0.2 kg pulps, after comparative analyses indicated the large sample size ensured greater sample assay consistency.

The rock chip and soil sampling programs were supervised by experienced, professional geologists. The samples taken are considered to be of acceptable quality and representative of the mineralization exposed at the sample sites. The sample results are considered to be reliable since all analyses were performed at well known reputable laboratories with quality control procedures in place.

Core Sampling and Reverse–Circulation Sampling

All core was carefully logged in a thorough manner by experienced, professional geologists in keeping with industry standards and mineralized sections were photographed before sampling. The mineralized sections were marked for sampling according to changes in rock type, changes in character and quantity of the mineralization and at structural contacts. As a result, core sample lengths are variable. Where there are no lithological or structural changes, sample intervals are typically two metres in length. All mineralized core was then split by core–splitter with one–half of the core placed in plastic or cloth sample bags along with a sample tag number and securely fastened. The other one–half was replaced in the core trays and stored in core racks on the property.

Reverse circulation holes were sampled at 1.52 metre intervals. One–half of the samples, weighing from 12 to 16 kg, were sent for assay and the other one–half was placed in storage at the site for future reference. Core samples from drilling programs carried out by the Company were sent to the same labs that were used to process rock chip samples and the same preparation, assaying and quality control procedures were applied.

Quality Control

Quality control of assay data at the Dolores property was ensured through a monitoring program (set up by an independent geochemist) that included use of prepared gold–silver standards, blank samples, check analyses, duplicate analyses by alternate labs, and metallic screen analyses. More than one out of every ten samples were a part of the quality assurance database and all geochemical analyses are performed at Chemex and Inspectorate, well known, industry–standard geochemical laboratories. Quality assurance was provided by check assays processed at Bondar–Clegg, Vancouver, B.C. and the two other laboratories listed above.

2001 Dolores Silver Re-analysis Program

During the summer of 2001, the Company discovered that silver grades for certain samples from the Dolores property were underestimated by the aqua–regia digestion assay techniques which had been used. It is considered likely that the under–reporting of grade is related to the presence of silver halide minerals in Dolores ores, possibly as a result of secondary enrichment of silver.

Selection of Samples

After initial check assays showed a significant increase in silver grades using multi–acid digestion techniques, an extensive silver re-analysis program was undertaken by the Company. Approximately 8,880 samples were re-analyzed. The samples selected for re-analysis were primarily consistent runs of greater than 10 g/t silver, or runs which had greater than 5 g/t silver along with significant amounts of gold.

Chain of Custody and Sampling issues

Splits were pulled from pulp material previously prepared by Chemex in Chihuahua and Hermosillo. About 35% of the material was stored at Chemex’s Chihuahua facility, with the remainder being stored at the Company’s Chihuahua warehouse. All sample retrieval and preparation was carried out by Chemex personnel. Approximately 400 drill samples and 100 underground samples were not found at either location, and are not incorporated in the data set.

Samples which had previously been fire–assayed were included in segments for rerun. It was not expected that there would be a significant change in these results, but they serve as an excellent check on the multi–acid digestion technique. Samples which returned a below detection limit result (<1 g/t Ag) with multi–acid digestion are ignored, because the aqua–regia technique is considered more accurate at these grades.

Results

For the drill samples submitted, there is a significant increase in the contained silver results using multi–acid digestion for oxidized material, with a more moderate increase for material categorized as mixed or sulfide. The most dramatic increases in silver grade were found in various peripheral zones that surround the main deposit, but the improvement in silver grades throughout the resource will increase the overall resource. The samples analyzed by fire–assay show excellent agreement with the multi–acid results, which provides confidence in the multi–acid technique for Dolores ores. See “Mineral Resource and Mineral Reserve Estimates” below.

Mineral Resource and Mineral Reserve Estimates

On November 16, 2004, RPA presented its final report entitled “Technical Report on the Mineral Resources Estimate for the Dolores Property, Mexico”. The report was prepared to comply with the requirements of NI 43–101 and subsequently filed on SEDAR. There are no mineral reserve estimates at this stage. The measured, indicated and inferred resources for the Dolores Property, at cut–off grades of 0.3, 0.4 0.5, 0.6, 0.7, 0.8, 0.9, 1.0, 1.5, 2.0, 3.0, 4.0 and 5.0 gpt Au Eq are taken from the RPA Report and shown in the following table. This resource estimation is based on construction of geological and computer block models, and variographic analysis. The Metric System is used in this analysis. Tonnes are stated as metric tonnes of 1,000 kg. Gold and silver grades are reported in grams per tonne (gpt). All resources are calculated in accordance with NI 43-101.

The classified Mineral Resources Estimate at a range of cut-off grades is listed in the following tables.

Measured Resources

Cut-off g/tAuEq**	Tonnage Kt	Au g/t	Ag g/t	AuEq g/t*	Gold Ounces	Silver Ounces
5.0	2,284	6.17	241.1	9.39	438,000	17,126,000
4.0	3,243	5.12	210.7	7.93	516,000	21,254,000
3.0	5,195	3.97	169.9	6.24	641,000	27,452,000
2.0	9,853	2.79	123.3	4.44	855,000	37,787,000
1.5	14,808	2.19	100.3	3.53	1,010,000	46,195,000
1.0	22,238	1.70	79.6	2.76	1,176,000	55,058,000
0.9	24,198	1.61	75.5	2.62	1,210,000	56,825,000
0.8	26,639	1.51	71.1	2.45	1,247,000	58,912,000
0.7	29,639	1.40	66.3	2.28	1,287,000	61,120,000
0.6	33,639	1.27	60.9	2.09	1,332,000	63,719,000
0.5	38,914	1.14	55.1	1.88	1,383,000	66,690,000
0.4	45,899	1.01	49.0	1.66	1,437,000	69,953,000
0.3	53,413	0.89	43.7	1.48	1,485,000	72,599,000

Indicated Resources

Cut-Off g/t AuEq**	TonnageKt	Au g/t	Ag g/t	AuEq g/t*	Gold Ounces	Silver Ounces
5.0	1,459	5.89	211.0	8.70	267,000	9,575,000
4.0	2,215	4.80	183.9	7.25	330,000	12,667,000
3.0	3,863	3.64	148.6	5.62	437,000	17,854,000
2.0	7,813	2.54	110.2	4.00	616,000	26,779,000
1.5	11,967	2.01	90.6	3.22	747,000	33,723,000
1.0	17,225	1.62	74.4	2.61	868,000	39,860,000
0.9	18,531	1.55	71.2	2.50	891,000	41,038,000
0.8	20,201	1.46	67.4	2.36	917,000	42,349,000

14

0.7	22,704	1.35	62.5	2.18	953,000	44,135,000
0.6	26,443	1.21	56.4	1.97	997,000	46,387,000
0.5	31,892	1.06	49.7	1.72	1,050,000	49,299,000
0.4	39,373	0.91	43.0	1.48	1,110,000	52,659,000
0.3	47,652	0.78	37.5	1.28	1,161,000	55,580,000

Measured and and Indicated Resources

Cut-Off g/t AuEq**	Tonnage Kt	Au g/t	Ag g/t	AuEq g/t	Gold Ounces	Silver Ounces
5.0	3,743	6.06	229.4	8.82 7	705,000	26,701,000
4.0	5,458	4.99	199.8	7.40	846,000	33,922,000
3.0	9,058	3.83	160.8	5.78	1,079,000	45,307,000
2.0	17,666	2.68	117.5	4.11	1,471,000	64,567,000
1.5	26,775	2.11	96.0	3.28	1,758,000	79,919,000
1.0	39,463	1.67	77.3	2.61	2,045,000	94,919,000
0.9	42,729	1.58	73.6	2.48	2,101,000	97,863,000
0.8	46,841	1.49	69.5	2.33	2,165,000	101,261,000
0.7	52,343	1.38	64.7	2.17	2,241,000	105,255,000
0.6	60,082	1.25	58.9	1.97	2,330,000	110,106,000
0.5	70,805	1.11	52.7	1.75	2,433,000	115,989,000
0.4	85,272	0.96	46.2	1.53	2,548,000	122,612,000
0.3	101,064	0.84	40.8	1.34	2,647,000	128,179,000

Inferred Resources

Cut-Off g/t AuEq**	Tonnage Kt	Au g/t	Ag g/t	AuEq g/t*	Gold Ounces	Silver Ounces
5.0	721	7.41	140.6	9.28	166,000	3,151,000
4.0	998	6.16	133.2	7.94	191,000	4,133,000
3.0	1,589	4.70	117.7	6.27	232,000	5,815,000
2.0	3,303	3.11	86.2	4.25	319,000	8,856,000
1.5	5,364	2.37	69.1	3.29	395,000	11,529,000

15

1.0	8,724	1.76	55.3	2.49	476,000	15,005,000
0.9	9,643	1.64	52.7	2.35	493,000	15,806,000
0.8	10,710	1.53	50.0	2.20	510,000	16,656,000
0.7	12,282	1.39	46.3	2.01	532,000	17,687,000
0.6	14,665	1.23	41.7	1.79	562,000	19,020,000
0.5	17,908	1.07	37.2	1.57	595,000	20,720,000
0.4	22,223	0.91	32.6	1.35	631,000	22,533,000
0.3	28,089	0.77	28.0	1.14	668,000	24,462,000

* AuEq grade based on recoveries and ore types, average is 81:1 Ag:Au

** Cutoff grade AuEq calculated at a 75:1 Ag:Au ratio

*** Note: this geological resource has been estimated in accordance with the Canadian Institute of Mining and Metallurgy guidelines, which are different from the guidelines set forth in Guide 7 under Item 802 of Regulation S-K. See “Glossary.”

The resources in the preceding tables do not account for the material mined in the past. Historic production from the project area is reported as 371,771 short tons (337,233 tonnes) at an average grade of 0.286 opt (9.8 gpt) gold and 16.26 opt (563 gpt) silver. Of this total, the Company estimates that about 80% is within the area where resources have been estimated. In RPA’s opinion, “the mined volume constitutes such a small tonnage relative to the overall resource as to be inconsequential to the estimate”.

Proposed Budget 2005

The following table sets out the proposed 2005 exploration and development budget on the Dolores property.

Dolores 2005 Budget
Infill Drilling
Total # of holes planned (core)	20
Total meters planned core:	5,000

Exploration Drilling
Total # of holes planned (core)	40
Total # of holes planned (RC)	10
Total meters planned core:	12,000
Total meters planned RC:	3,000

Condemnation Drilling
Total # of holes planned (core)	15
Total # of holes planned (RC)	20
Total meters planned (core)	2,000
Total meters planned (RC)	2,000
Total hours of drill road & pad construction :	360

		Unit Cost	Total Cost

All inclusive infill core drill costs (per meter - Includes assays and drill supplies)		$110	$550,000
All inclusive exploration core drill costs (per meter)		$110	1,320,000
All inclusive condemnation core drill costs (per meter)		$100	200,000
All inclusive exploration RC drill costs (per meter)		$60	180,000
All inclusive condemnation RC drill costs (per meter)		$50	100,000
Drill pad and road construction & maintenance (per hour)		$75	27,000
Engineering and Metallurgical studies	Days	Daily Rate
Metallurgical (Lakefield and McClelland) man-days	100	$1,200	120,000
Engineering M3 (Lead firm) man-days	500	$1,500	750,000
Independent Mining Engineers (IMC) man-days	70	$1,200	70,000
Golder & Associates geotech man-days	100	$1,100	110,000
Roscoe Postle man days	10	$1,000	10,000
Road construction New North-south access road(2 cats + grader) days	180	$2,750	495,000
New road materials (culverts, etc)			45,000
Field geologists (man-days)	1,000	$400	400,000
Geologist - geologic compilation (man-days)	100	$350	35,000
Tech (man-days)	400	$150	60,000
Dolores casual work force (man days)	2,400	$15	36,000
Camp supplies/travel averaged over year	300	$250	75,000
Subtotal			4,583,000
Contingency		10%	458,300
			$5,041,300

Once the bankable feasibility study has been completed, and assuming a positive recommendation is received, an additional budget will be proposed to initiate mine construction during the second half of 2005. The likely capital costs are not known to the Company, but they will be substantially more than the Company’s present financial resources. Substantial amounts of equity, or a combination of equity and debt financing, will be required to bring the Dolores property to production.

NORTHERN SONORA PROPERTY

The Company considers these properties to be worthy of future exploration expenditures and has been conducting, and will continue to conduct, exploration work on each of the following properties. Taxes and property assessments are paid through January 2005.

Description and Location

The Northern Sonora Property is located in the northern part of Sonora State, Mexico. The Northern Sonora Property consists of the six exploitation and four exploration concessions described below, comprising a total of approximately 15,145 hectares.

Northern Sonora Property Concessions

Concession Name	Title No.	Area (hectares)	Expiry Date
Abe	216305	996	April 29, 2052
Oro Fino	215622	649	March 3, 2052
La Pistola	220056	1,698	June 3, 2053
La Gloria	221626	1,087	March 3, 2054
Los Adobes	218455	6,173	November 3, 2052
El Ruido	218448	3,788	November 3, 2052
El Callejon	211609	14	June 15, 2006
El Callejon 2	211623	20	June 22, 2006
El Manzanal	213593	220	May 16, 2007
Anita	221743	500	March 18, 2010
Total Area		15,145

Numerous areas of mineralization in separate geographic zones occur within the Northern Sonora Property, including: the La Bolsa property, on the Abe concession in the northwest corner of the Northern Sonora concession block; the Real Viejo silver prospect in the central portion of the concessions; the Planchas de Plata (Anita claim) silver prospect located to the southeast of the main concessions; and base metal mineralization related to porphyry systems, in the eastern portion of the concession block, including the El Fierro and La Recompensa mineralized systems.

The Company has obtained all required permits to conduct exploration drilling on the La Bolsa, La Dura, and Real Viejo projects through the next several exploration programs. The Northern Sonora property is not subject to any environmental liabilities.

Climate, Accessibility, Local Resource Infrastructure and Physiography

The climate in the area is high desert, semi–arid with average annual precipitation of approximately 20 cm. Most of the precipitation falls during the wet season lasting from July to mid September. Temperatures range from 5 degrees Celsius in winter to 48 degrees Celsius in summer. Exploration can be undertaken throughout the year.

The local economy is supported mainly by cattle ranching, with the nearby city of Nogales, Mexico (population exceeding 1 million), providing most of the economy for the region. Skilled and unskilled labour is abundantly available from nearby Nogales. Water for drilling is available from local sources including ponds and water wells. Surface rights to all known areas of mineralization and potential waste disposal, tailings, storage, heap leach pads and plant sites are held under agreements by the Company.

Site topography is characterized by low to moderately rugged terrain with elevations ranging from 1,000 to 1,800 metres above sea level.

18

Figure 4: Northern Sonora Properties

Nature of Transport

The project area is serviced by narrow, winding, dirt roads from Nogales. A network of roads to provide access for drilling has been established on several of the more advanced prospects located on the Northern Sonora property. Modern services are available at Nogales, within 30 kilometres of most of the prospects.

Sampling and Integrity of Samples

The Company has taken more than 5,500 surface samples over the project area since 1994, drilled 109 holes at La Bolsa, 33 holes on six separate target areas at El Malacate, 25 holes on the Real Viejo prospect, and completed extensive geological mapping and airborne geophysical surveys over the entire claim block. All assays were completed by either Bonder–Clegg, Chemex or Inspectorate under the same quality assurance regime as for the Dolores property.

La Bolsa Property: Location and Access

The La Bolsa property is located on the Abe concession in the northern part of Sonora State, Mexico, approximately 30 kilometres west of the Mexican city of Nogales, and 97 kilometres SSW of Tucson, Arizona. The property is best accessed from Tucson, by taking Highway I–19 approximately 110 kilometres south to Nogales. Access to the property from Nogales is by four-wheel drive vehicle over a combination of paved and dirt roads.

History of Property

There is no known written information pertaining to the La Bolsa property although historic pits, shafts, adits and exploratory trenches occur within the property. The greatest concentration of these are found on top of, and on the east flank of the main mineralized hill where an access tunnel, several shafts, and over half a dozen surface pits were dug to exploit high grade (to 0.48 opt gold and 8.3 opt silver – verified by the Company) carbonate–rich breccias and veining.

Ownership

The La Bolsa property was staked by Minera Minefinders which is the registered owner of all the exploration concessions. The property is not subject to any underlying royalties or title encumbrances.

Although the Company is the registered owner of the mineral rights to the La Bolsa property, the surface rights to much of the Abe Concession are owned by Roberto Pierson Suarez (“Pierson”). Terms for an exploration and exploitation surface rights agreement with Pierson (the “Pierson Agreement”) were accepted during the third quarter of 1997, and a final agreement was executed and filed with the appropriate Mexican authorities on October 13, 1997.

The Pierson Agreement has a term of 20 years and is renewable for an additional 20 years. Under the agreement, the Company is to pay Pierson annual rent of $20,000, increasing by 10% per year, and an additional annual fee of $200 for each Pierson–owned hectare that the Company actually encumbers as part of its mining operations for activities such as building roads. The Company paid the annual rent and disturbance fee during the period from 1999 to 2004. The Company will continue to hold this property and advance it to a feasibility study as market conditions allow. In addition, the Pierson Agreement provides that the Company is to pay Pierson a one–time fee of $500,000 for each mine that the Company puts into production on a Pierson–owned property.

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

The La Bolsa property contains an inferred resource of 8.3 million tons grading 0.025 oz/t gold and 0.254 opt silver. Mineralization and alteration is characterized by intense silicification, sericitization and quartz–calcite or quartz–adularia stockwork veining and brecciation hosted by volcaniclastic sediments and intermediate volcanic flows intruded by felsic dikes and plugs. Quartz–calcite veins up to 4.56 metres in width have been noted at the surface although most of the quartz–veining occurs as stockworks. Pink replacement textures have been described as potassic alteration or adularization but no pattern has been defined. The presence of pyrite is suggested by iron–oxide pseudomorphs and hematite and limonite along fractures. Carbonate veins and breccia zones are found throughout the mineralized La Bolsa property.

Exploration Activity

The La Bolsa mineralized system was discovered and staked in 1994 by Company personnel while exploring the Hill of Gold prospect in the Oro Blanco Mining District (Arizona) adjacent to the international boundary. Further prospecting, mapping and rock geochemical sampling (1,200 samples) outlined a coincident gold–silver anomaly which extends for about 800 metres and averages about 120 metres in width. Approximately 994 metres of surface trench rock sampling by the Company produced significant values, including 125 metres averaging 1.10 g/t gold in Trench 95–1 and 152 metres averaging 1.10 g/t gold along sample line 1000S. During late 1995 and early 1996, 42 reverse circulation drill holes totalling 4,835 metres and 7 diamond drill holes totalling 614.5 metres were completed.

In mid–1996, a preliminary resource estimate concluded there was gold mineralized material of 122,600 equivalent ounces of gold (i.e., 4,087,000 tons at .030 opt using .01 cut-off), including modest silver credits. Bottle-roll cyanide leach metallurgical test work on eight samples of mineralized drill cuttings leached over a period of 72 hours had recoveries ranging from 57% to 95%, while four samples (including a split of the 57%/72 hr. sample) leached for 96 hours had extraction rates in the 80.6% to 86.0% range. Silver recoveries were reported to be relatively high, with low reagent consumption, suggesting amenability of the samples to heap leach extraction techniques.

The Company completed the first phase exploration drilling program on the La Bolsa property in 1996 with the resultant discovery and mineralized deposit estimation of up to 122,000 ounces gold equivalent. Mineralization is open down dip to the east and along strike both north and south with excellent potential to expand this resource. The Company received ecological permitting to drill an additional 150 holes on this property. Access road preparation and drill pad construction commenced upon approval of the permit. A second phase drilling program began in May 1998 and was completed in August 1998. Results from this drilling included 26 mineralized holes from the 28 holes drilled to extend the La Bolsa property. A revised resource estimate utilizing polygonal methods tabulated 8.3 million tons, grading .025 opt gold and .254 opt silver, containing 208,000 ounces of gold and 2.1 million ounces of silver, at a .01 opt cut–off grade. Mineralization remains open to the south and east and additional drilling will be required to advance the present deposit to a reserve.

Additional work on the resource area was carried out in 2003 to advance the property nearer to the feasibility study stage. The drilling program completed in 2003 included drilling of 23 core holes for 2,085 metres, and 11 RC holes for 1,838metres. In 2004, an additional 15 core holes totalling 1,418 metres were drilled.

Work Program

Additional exploration is required at the La Bolsa property to bring the project to the pre–feasibility stage. This will entail infill, diamond and reverse circulation drilling, and surface channel sampling to enable upgrading of resources to the measured or indicated category of pre–feasibility purposes. Systematic check assays, bulk density testing, geostatistical analysis of the assay database, preliminary mining studies, ongoing metallurgical testwork, and economic evaluations will be required and have been provided for in the proposed budget.

Exploration efforts will continue on the La Bolsa property in 2005 with additional step-out and infill drilling, metallurgical test work and scoping-prefeasibility study. The 2005 budget for la Bolsa is presented below.

La Bolsa Project 2005 Budget

Drilling
Total number of holes planned (core)	15
Total number of holes planned (RC)	15
Total meters planned core:	3000

Total meters planned RC:	2000
Total number of days for completion:	90
Total hours road construction (includes 15 hrs of main road cleanup):	110

		Unit Cost	Total Cost
All inclusive drill costs (per meter - includes assays and drill supplies)		$100	$150,000
All inclusive drill costs (per meter - includes assays and drill supplies)		$50	75,000
Engineering and metallurgical studies		$1,000	180,000
Road construction (per hour)		$65	7,150
Field geologists (2 - per day)		$700	63,000
Geologist - geologic compilation (per day)		$350	15,500
Tech (per day)		$100	9,000
Samplers (2 - per day)		$40	3,000
Camp supplies/travel (per day)		$150	13,500
Subtotal			516,150
Contingency		10%	51,615
			$567,765

Northern Sonora Projects: Description and Location

Following the initial success on the La Bolsa discovery, the Company staked eight additional concessions expanding the Northern Sonora Property to its present size. Work on these additional concessions during the period from 1996 through 2001 included regional and detailed geologic mapping, extensive geochemical sampling programs, and an airborne geophysical survey. This comprehensive exploration effort resulted in the discovery of eight additional gold–silver mineralized systems and two porphyry copper related base metal systems.

The El Malacate property located in the central portion of the Northern Sonora property was explored from 2001 through the end of 2003 and written off at year end 2003.

Ownership

The concessions were staked on behalf of, and are 100% controlled by Minera Minefinders. Surface rights to the area belong to various ranchers. An agreement (the “Milner Agreement”) was signed in May 2000 with Fred Milner covering the area of his Los Adobes Ranch that encompasses 7,492 hectares and includes the El Malacate, La Matanza, La Dura, La Verde, El Tapon, and Picacho Alto prospects. The agreement provides for surface rights for exploration, development, and mining within his property, in return for an annual payment of $10,000, compensation of $350,000 for the first mine to go into production on his property and $250,000 for any other mines that go into production on his property. A second surface rights agreement was completed for the remaining area encompassing the El Malacate property. This agreement, referred to as the Maldonado property agreement, is similar to the Milner Agreement, with the initial annual rental payment of $5,000 having been made in 2001, but with the exception that there is no lump sum payment for the construction of a mine.

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

Mineralized systems include the El Malacate, La Dura, Real Viejo, Santa Juliana, La Verde, El Tapon, and Picacho Alto and Planchas de Plata prospects which are dominantly silver–lead–zinc ±gold systems. These are confined to ENE trending structural zones occurring within Jurassic to Cretaceous felsic volcanics. These systems vary in size from 500 to 2,000 metres strike length. The Alcaparroso, Agua Caliente, El Fiero and La Recompensa targets are large porphyry related base–metal (Cu–Mo–Zn–Pb) targets located within the eastern and southern portions of the claim block. Alteration at each of these systems includes square kilometres comprised of strong iron oxides, sericitic and argillic alteration, and scattered quartz tourmaline stockworks in Jurassic to Cretaceous felsic volcanics. Intruding the project area are a series of rhyolite, granodiorite, and diorite dikes and plugs. Approximately 190 samples have been collected yielding values up to 38,000 ppm Cu, 370 ppm Mo, 400 ppm Pb, and 500 ppm Zn. Subsequent exploration, including initial drill programs in 2004 have resulted in dropping the Alcaparroso and Agua Caliente prospects.

Exploration Activity

In 1996, the Company contracted an independent consulting firm to produce a reconnaissance geological map of the Northern Sonora property and to sample possible mineralized areas. The area examined covered approximately 110 square kilometres, and 126 rock samples were collected. Six of the samples contained between 1.0 and 7.0 g/t gold, while 76 samples (60% of total) were anomalous in one or more elements.

Additional geological mapping and geochemical sampling has been completed over an area exceeding 150 square kilometres to the east of the La Bolsa property. Eight major areas of anomalous gold mineralization were identified and are being evaluated through comprehensive exploration programs. Exploration is being expanded to include completion of additional drilling programs leading to a possible pre–feasibility decision.

Results from a helicopter–borne magnetic, radiometric and electromagnetic survey, including colour aerial photography, covering more than 90,000 hectares of the combined La Reserva/El Correo, Northern Sonora and Oro Blanco properties, were evaluated during 1998. The purpose of this survey was to assist with mapping lithology, structure, alteration and potential mineralized zones. The Company also evaluated the results of a detailed ground geophysics study, including magnetic and VLF electromagnetic surveys, and an induced polarization / resistivity survey for the combined purposes of drill target definition and as an orientation survey for the La Bolsa and La Reserva/El Correo properties.

Work in 2003 included drilling of 24 additional holes (19 RC and 5 core, totalling 3680 meters) within the El Malacate project area. This drilling did not significantly enhance the mineralization encountered in previous drilling and the prospect was written off at year end. At the La Dura silver prospect the Company completed 5 RC holes totalling 640 meters. Additional drilling completed in 2003 included 3 RC holes, totalling 288 meters on the Agua Caliente gold-copper prospect and 3 RC holes, totalling 640 meters on the Alcaparroso porphyry copper prospect. Results from these programs resulted in dropping the La Dura, Agua Caliente and Alcaparroso prospects.

Nearby historic mining activity, with the most extensive workings found in areas of previous silver mining including those at La Dura Mine, Real Viejo Mine, Santa Juliana Mine, and La Recompensa Mine. Hundreds of smaller workings have also been encountered throughout the property. There are no historic records for these workings and only the La Recompensa Mine has been recorded on existing maps.

Work Program

The following table shows the proposed work program for the Real Viejo prospect for 2005:

Real Viejo 2005 budget

Drilling
Total number of holes planned (Core & RC)	30
Total meters planned:	4,500
Total number of days for completion:	65
Total hours road construction:	90
		Unit Cost	Total Cost

All inclusive drill costs (per meter - Includes assays and drill supplies)		$80	$360,000
Assays (rock-chip and soil ~ 600)		$20	12,000
Road construction (per hour)		$65	5,850
Field geologists (2 - per day)		$700	45,500
Geologist - geologic compilation (per day)		$350	11,375
Tech (per day)		$100	6,500
Samplers (2 - per day)		$40	2,600

Camp supplies/travel (per day)		$150	9,750
Subtotal			453,575
Contingency		10%	45,000
			$498,575

The proposed 2005 exploration budget for the Planchas de Plata silver district is presented below.

Planchas de Plata Project (Anita Claim) 2005 budget

Drilling
Total number of holes planned (Core):	25
Total number of holes planned (RC):	20
Total meters planned (Core):	3,500
Total meters planned (RC):	2,500
Total number of days for completion:	100
Total hours road construction (includes 30 hrs. main road cleanup):	100

		Unit Cost	Total Cost

Core drill costs ( includes drill supplies)		$90	$315,000
RC drill costs ( includes drill supplies)		$50	125,000
Assays rock chip and soil ~ 1000		$20	20,000
Road construction (per hour)		$65	6,500
Field geologists (2 - per day)		$700	70,000
Geologist - geologic compilation (per day)		$350	17,500
Tech (per day)		$100	10,000
Samplers (2 - per day)		$40	4,000

Camp supplies/travel (per day)		$150	15,000
Subtotal			583,000
Contingency		10%	58,000
			$641,000

OTHER PROPERTIES

The Company has interests in other mineral properties in Mexico as summarized below. The properties have not been advanced sufficiently to have a material impact on the Company’s portfolio of properties.

La Reserva/El Correo Property

The La Reserva/El Correo Property has been reduced and claims converted to exploitation concessions listed below. The Alcaparroso, and Agua Caliente concessions were dropped in 2004.

La Reserva/El Correo Property Concessions

Concession Name	Title No.	Area (hectares)	Expiry Date

Alcaparroso**	221169	-	December 2, 2053
Tio Flaco*	221168	708	December 2, 2053
Agua Caliente**	221170	-	December 2, 2053
El Correo	217446	2,718	July 15, 2052
Cadena de Oro	205198	366	July 7, 2053
El Durazno	212967	440	February 19, 2007
Total area remaining		4,232

* Exploitation titles replacing Exploration title 202980 La Reserva Fraccion 1.

** dropped in 2004

San Antonio Property

The San Antonio property is located some 120 km SSE of the city of Zacatecas, Mexico, in the municipality of Villa Hidalgo, Zacatecas. The project lies close (12 km northwest) to the historic mining district of Pinos, that from 1894 to 1934 produced approximately 200,000 oz gold and 5 M oz silver from veins and mantos within Cretaceous limestone sequences.

It originally consisted of eight concessions totalling some 817 hectares. Following initial surface exploration and review of drilling results from adjacent projects most of the property was dropped in 2004, as shown in the following table:

San Antonio Property Concessions

Concession Name	Title No.	Area (hectares)	Expiry Date
Gran Maria 1**	208071	-	August 25, 2004
Gran Maria 1 Fraccion I**	208072	-	August 25, 2004
Gran Maria Fraccion III**	208073	-	August 25, 2004
Gran Maria 2**	208181	-	August 31, 2004
Gran Maria 5**	207501	-	June 24, 2004
Gran Maria 6	210695	108.00	November 17, 2005
La Laguna	213046	314.79	March 1, 2007
La Laguna Fraccion A	213046	0.34	March 1, 2007
Total area remaining		423.13

** dropped in 2004

INTERESTS IN UNITED STATES PROPERTIES

The Company has interests in three claim areas in Nevada, U.S.A.; the Gutsy/Buckskin Mountain properties, the Clear property and the Dottie property. In 2004 approximately $1 million was spent on advancing these properties including geological mapping and geochemical sampling, and 19 drill holes totalling 5,486 metres.

These properties are not sufficiently advanced to make them material to the Company’s asset base, but work budgets of approximately $620,000 are planned for 2005 on the Gutsy and Clear properties. Results and evaluation of the 2005 drilling campaign on Dottie are not yet available; an appropriate budget will be allocated on completion of the evaluation.

The Company’s Oro Blanco property in Arizona adjoins the La Bolsa property in northern Sonora. No work is anticipated on this property in 2005.

NUMBER OF EMPLOYEES

As at December 31, 2004, the Company had a total of 25 employees and consultants. None of the Company's employees belong to a union or are subject to a collective agreement. The Company considers its employee relations to be good.

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

RISK FACTORS

The Company’s securities should be considered a highly speculative investment and investors should carefully consider the following information about these risks, together with other information contained herein. If any of the following risks actually occur, our business, results of operations and financial condition could suffer significantly.

History of Losses

The Company is an exploration stage company with no history of profitability. There can be no assurance that the operations of the Company will be profitable in the future. The Company has limited financial resources and will require additional financing to further explore, develop, acquire and retain its property interests and if financing is unavailable for any reason, the Company may become unable to acquire and retain its mineral concessions and carry out its business plan.

Risks of Exploration and Development

All of the properties in which the Company has an interest or the right to earn an interest are in the exploration stages only and are without a known body of commercial ore. As an exploration company, the Company has no revenues, except interest income on cash balances, and therefore a history of losses. The level of profitability of the Company in future years will depend to a great degree on precious and base metal prices and whether any of the Company’s exploration stage properties can be brought into production. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate.

Development of the Company’s properties will only follow upon obtaining satisfactory results. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company’s exploration and development activities will result in any discoveries of commercial bodies of ore. The long–term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Amendments to current laws, regulations, and permits governing operations and activities of mining companies or more stringent implementation thereof could require increases in capital expenditures, production costs, reduction in levels of production of future mining operations, or require delays in development or abandonment of new mining properties.

The Company’s mining operations may be subject to foreign, federal, state, provincial and local laws and regulations governing the protection of the environment, including laws and regulations relating to air and water quality, mine reclamation, waste disposal, and the protection of endangered or threatened species. The Company’s mining activities may be subject to foreign, federal, state, provincial and local laws and regulations for protection of surface and ground water.

If the Company undertakes new operations in other provinces, states or countries, or significantly expands its existing mining operations, the Company may be required to obtain pre–construction environmental and land use review and to comply with permitting, control and mitigation requirements of the jurisdiction in which such operations are to be located. Compliance with new requirements could impose costs on the Company in the future, the materiality of which cannot reasonably be predicted at this time.

Dilution

The Company has a number of outstanding stock options. If and when these are exercised, the issued and outstanding capital of the Company may be substantially increased, thus diluting shareholder interests in the Company.

DIVIDEND RECORD AND POLICY

The Company has not paid any dividends since incorporation and intends to retain earnings to finance the growth and development of its business. It does not intend to pay dividends on common shares in the immediate future. The payment of dividends in future will depend, among other factors, on earnings, capital requirements, and operating and financial condition.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reference is made to “Management’s Discussion and Analysis”, dated March 21, 2005, which has been filed on SEDAR at www.sedar.com and is incorporated by reference in this AIF.

CAPITAL STRUCTURE

The authorized capital of the Corporation consists of unlimited common shares without par value. As at March 21 2005, the Corporation had a total of 36,476,841 common shares issued and outstanding, all of which are fully paid and not subject to any future call or assessment. The common shares rank equally as to voting rights, participation in a distribution of the assets of the Corporation on a liquidation, dissolution or winding-up, and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each common share carries with it the right to one vote.

As at March 21, 2005, the Coporation also had a total of 3,440,000 options outstanding. The options are exercisable for up to five years from the dates of grant at prices ranging from CDN$1.05 to CDN$12.53.

MARKET FOR SECURITIES

The Corporation’s common shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the stock symbol “MFL”, and on the American Stock Exchange (“AMEX”) under the symbol “MFN”.

The following table gives the monthly trading ranges for the Corporation’s common shares and the number of shares traded (“Volume”)

	Toronto Stock Exchange (prices in Canadian dollars)				American Stock Exchange (prices in US dollars)
2004	High	Low	Close	Volume	High	Low	Close	Volume
January	$12.71	$10.60	$11.00	7,161,634	$9.99	$8.00	$8.28	1,440,100
February	13.05	10.74	12.50	2,047,573	9.90	8.05	9.16	939,300
March	13.50	12.20	1305	5,862,159	10.24	9.09	9.90	1,953,400
April	13.87	8.25	8.85	4,623,262	10.57	5.60	6.34	1,944,600
May	10.57	7.75	10.30	2,497,056	7.54	5.59	7.40	1,447,200
June	10.54	8.36	9.05	1,846,779	7.70	6.06	6.70	891,500
July	10.00	8.38	9.15	2,393,278	7.66	6.35	6.85	734,900
August	9.95	7.85	8.80	1,640,097	7.54	6.00	6.72	844,500
September	8.85	7.60	8.70	1,402,210	7.00	5.92	6.89	887,900
October	9.50	8.30	8.90	3,034,810	7.54	6.63	7.33	723,400
November	10.55	8.19	9.55	7,262,709	8.78	6.73	8.10	927,100
December	9.70	7.86	8.15	2,197,595	8.18	6.31	6.86	895,900

DIRECTORS AND OFFICERS

Each director is elected by the shareholders at the annual general meeting and holds office until the first annual general meeting following the director’s election (or appointment by the board to fill a vacancy). Each officer holds office at the pleasure of the board of directors.

Directors and Officers

Name and Place of Residence	Position with the Company	Principal Occupation	Director or Officer Since
Mark H. Bailey Bellingham, Washington, U.S.A.	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company	President -July 27, 1995 CEO – Oct. 31, 1995 Director – July 27, 1995
James M. Dawson(1) Richmond, British Columbia, Canada	Director	President, Dawson Geological Consultants Ltd., a geological consulting company	Director -March 18, 1996
H. Leo King(1) Vancouver, British Columbia, Canada	Director	President, International Barytex Resources Ltd., a mining company	Director -May 15, 1996
Robert L. Leclerc(1) Henderson, Nevada U.S.A.	Director & non-executive Chairman	Business Consultant	Director - March 27, 1997 Chairman June 10, 2004
Anthonie Luteijn Delta, British Columbia	Director	Retired Mining Executive	Director -June 10, 2004
Paul C. MacNeill West Vancouver, British Columbia, Canada	Director and Corporate Secretary	Barrister and Solicitor	Director – Sept. 15, 1995 Corporate Secretary – July 27, 1995
Tench C. Page Reno, Nevada U.S.A.	Vice–President, Exploration	Vice–President, Exploration of the Company	Vice President -July 27, 1995
Ronald J. Simpson Calgary, Alberta, Canada	Chief Financial Officer	Chief Financial Officer of the Company	CFO -May 17, 2004
(1)	Member of the Audit Committee.

Each of these individuals has been engaged in the principal occupation set forth opposite his name during the past five years except for: Paul C. MacNeill who, prior to November 2002, was a partner with the Vancouver law firm of Campney & Murphy, Barristers & Solicitors; H. Leo King who, prior to 2001, was the General Manager for International Barytex Resources Ltd., a mining company; Robert L. Leclerc who, prior to February 2003 was the Chairman and Chief Executive Officer of Echo Bay Mines Ltd., a mining company; and Ronald J. Simpson, who prior to May 2004, was the Vice-President, Finance and Administration and chief financial officer of TVI Pacific Inc., a mining company.

Shareholdings of Directors and Officers

To the best of the Company’s knowledge as at March 21, 2005, directors and officers, as a group, beneficially owned, directly or indirectly, or exercised control over 1,328,800 common shares (not including common shares issuable upon the exercise of stock options) representing 3.64 % of the then outstanding common shares.

Cease Trade Orders

On May 29, 2001, a cease trade order was issued to all directors and officers of Rift Resources Ltd.because of the failure of that company to file financial statements. That company was insolvent and unable to engage accountants and auditors to prepare and audit financial statements. On February 25, 2002, a similar order was issued against DMR Resources Ltd., for failure to file financial statements. That company was also insolvent and was also unable to engage accountants and auditors to prepare and audit financial statements. Ronald J. Simpson, who is the Corporation’s Chief Financial Officer, was the chief financial officer of these companies at the relevant times. The orders are still in effect.

Conflicts of Interest

Other than as disclosed below, to the best of the Company’s knowledge, there are no existing or potential conflicts of interest between the Company and any director or officer of the Company, except that certain of the directors and officers serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies. (See “Risk Factors – Conflicts of Interest”)

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (Ontario) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

COMMITTEES OF THE BOARD OF DIRECTORS – AUDIT COMMITTEE

The only Board committee is the Audit Committee, comprising Robert L. Leclerc, James Martin Dawson and H. Leo King, all of whom, in the opinion of the directors, are independent and are financially literate.

Mr. R.L. Leclerc is a lawyer, and was the chief executive officer of a large law firm from 1993 to 1996. From 1997 to 2003 he was chief executive officer of a public company in the business of mining precious metals, and that was listed for trading in Canada and the U.S.A. In those capacities he was ultimately responsible for the activity and authority of the chief financial officers who reported to him, and for the implementation and maintenance of internal control systems and for compliance with the required public reporting.

Mr. J.M. Dawson has been a professional consulting geologist for over thirty years, and has been a director of public companies in the mineral resource industry for almost twenty years. Also, he has managed his own consulting geological firm for many years. In these capacities he has acquired a knowledge and understanding of the financial issues and accounting principles that are relevant in assessing this Company’s financial disclosures and internal control systems.

Mr. H.L. King is also a professional geologist who has nearly twenty years of experience in senior executive positions within the base and precious metals mining industry. He is the president and is a director of several public companies, and his responsibilities have included the operation of internal control systems and compliance with public financial disclosure requirements. In discharging these responsibilities Mr. King has acquired the requisite skill and knowledge in understanding the accounting principles, and their application, adopted by this Company in its financial disclosures.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the directors.

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

The full text of the Audit Committee Charter is attached to this AIF as an Appendix.

Audit Fees

The following table shows the aggregate fees billed to the Company by its external auditor in each of the last two years.

	2004	2003
Audit Fees	$34,817	$28,890
Consultations on accounting matters, reviews of financial information and other assurance related services	12,781	7,010
Tax compliance, taxation advice and tax planning for international operations	3,815	-
All other fees, consisting of work related to prospectuses and registration statement.	24,381	19,268
	$75,794	$55,168

TRANSFER AGENT AND REGISTRAR

The Corporation’s Transfer Agent and Registrar for its common shares is CIBC Mellon Trust Company at its offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

The Company has contracts, that are or may become material to its success, for the exploration and exploitation of minerals, and for surface rights, at its Dolores and Northern Sonora properties. Details of these are given elsewhere in this AIF – please see “Principal Property – The Dolores Property – Description and Location” and “Northern Sonora Property – La Bolsa Property: Location and Access – Ownership” and “Northern Sonora Property – Northern Sonora Projects: Description and Location – Ownership”.

INTERESTS OF EXPERTS

Mark H. Bailey,M.Sc., P.Geo., a director and President and Chief Officer of the Corporation is a Qualified Person as defined in National Instrument 43-101 (“NI43-101”). During 2004 several news releases were issued in which it was stated that he supervised the preparation of the technical information in those releases. Mr. Bailey expects to stand for re-election as a director when his term expires. He owns 420,700 common shares of the Corporation and 925,000 options to purchase common shares.

On December 6, 2004 the Corporation filed an independent study by Roscoe Postle Associates Inc. (“RPA”) entitled “Technical Report on the Mineral Resources Estimate for the Dolores Property, Mexico”. The principal authors of the report were David W. Rennie, P. Eng., and C. Stewart Wallis, P. Geo., who are both independent Qualified Persons as defined in NI43-101. The report has been incorporated by reference in this AIF. To the best of the Corporation’s knowledge, none of RPA, David W. Rennie and C. Stewart Wallis owns any interest in the Corporation.

ADDITIONAL INFORMATION

Additional information about the Company may be found on SEDAR at www.sedar.com

Further information including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and options to purchase securities, if applicable, is contained in the Company’s Management Proxy Circular for the annual general meeting held on June 10, 2004. It is anticipated that the Management Proxy Circular for the next annual general meeting, which will contain more recent information on those matters, will be filed and published in May 2005. Additional financial information is provided in the Company’s comparative consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2004, both of which may be found on SEDAR at www.sedar.com.

Appendix

to Annual Information Form dated March 21, 2005

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

This charter was adopted by the Board of Directors of Minefinders Corporation Ltd. on April 1, 2003

EXHIBIT 2

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Consolidated Financial Statements

(Thousands of United States dollars)

December 31, 2004

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Consolidated Financial Statements

(Thousands of United States dollars)

December 31, 2004

Contents

Auditors' Report	2

Consolidated Financial Statements

Balance Sheets	3
Statements of Loss and Deficit	4
Statements of Cash Flows	5
Statements of Mineral Properties and Deferred Exploration Costs	6
Summary of Significant Accounting Policies	7 - 11
Notes to the Financial Statements	12 - 21

BDO Dunwoody LLP	600-925 W Georgia St.
Chartered Accountants and Advisors	Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Auditors' Report

To the Shareholders of

Minefinders Corporation Ltd.

We have audited the Consolidated Balance Sheets of Minefinders Corporation Ltd. (an Exploration Stage Company) as at December 31, 2004 and 2003 and the Consolidated Statements of Loss and Deficit, Cash Flows and Mineral Properties and Deferred Exploration Costs for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada

February 8, 2005

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Consolidated Balance Sheets

(Thousands of United States dollars)

December 31	2004	2003
Assets
Current
Cash and cash equivalents (Note 2)	$ 42,352	$ 45,677
Receivables	156	27
Prepaid expenses	135	71
	42,643	45,775
Mineral properties and deferred exploration
costs (Note 3)	44,762	34,519
Equipment (Note 4)	187	112
	$ 87,592	$ 80,406

Liabilities and Shareholders' Equity

Liabilities

Current
Accounts payable and accrued liabilities	$ 879	$ 797

Shareholders' equity
Capital stock (Note 5)	85,526	84,278
Contributed surplus (Note 8)	6,803	4,418
Deficit accumulated in the exploration stage	(17,379)	(14,530)
Cumulative translation adjustment	11,763	5,443

	86,713	79,609

	$ 87,592	$ 80,406

Approved by the Board of Directors:

Director

Director

The accompanying notes and summary of significant accounting policies are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Consolidated Statements of Loss and Deficit

(Thousands of United States dollars, except per share data)

For the years ended December 31	2004	2003	2002
Administrative costs
Accounting and auditing	$ 347	$ 143	$80
Amortization	11	12	3
Consulting fees	304	180	155
Corporate relations	485	532	260
Legal	279	300	198
Office services and expenses	365	303	156
Stock option compensation (Note 8)	1,376	1,148	1,107
Shareholder reports and filing fees	195	295	59
Travel	39	61	74
	3,401	2,974	2,092

Other operating items
Write-off of mineral properties and deferred
exploration costs (Note 3)	339	1,055	488

Loss from operations	(3,740)	(4,029)	(2,580)
Investment and other items
Foreign exchange loss	(111)	(303)	(34)
(Loss) gain on sale of assets	(1)	(1)	2
Interest income	1,003	398	116

Net loss for the year	(2,849)	(3,935)	(2,496)
Deficit accumulated in the exploration stage,
beginning of year	(14,530)	(10,595)	(8,099)

Deficit accumulated in the exploration stage,
end of year	$ (17,379)	$ (14,530)	$ (10,595)

Loss per share – basic and diluted	$ (0.08)	$ (0.12)	$ (0.10)

Weighted average shares outstanding	36,398,504	31,491,892	25,280,665

The accompanying notes and summary of significant accounting policies are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(Thousands of United States dollars)

For the years ended December 31	2004	2003	2002

Cash flows used in operating activities
Net loss for the year	$ (2,849)	$ (3,935)	$ (2,496)
Items not involving cash
Amortization	11	12	3
Loss (gain) on sale of asset	1	1	(2)
Write-off of mineral properties and deferred exploration costs	339	1,055	488
Stock option compensation	1,376	1,148	1,107

Net change in non-cash working capital balances
Receivables	(129)	(4)	(10)
Prepaid expenses	(64)	11	(56)
Accounts payable and accrued liabilities	82	226	499
	(1,233)	(1,486)	(467)
Cash flows used in investing activities
Mineral properties and exploration costs	(6,221)	(5,713)	(2,968)
Purchase of equipment	(148)	(91)	(68)
Proceeds from disposal of equipment	-	-	4
	(6,369)	(5,804)	(3,032)
Cash flows provided by financing activities Net proceeds on issuance of common shares	1,248	44,439	9,347
Effect of exchange rates on cash and cash equivalents	3,029	2,558	(177)
Increase (decrease) in cash and cash equivalents	(3,325)	39,707	5,671
Cash and cash equivalents, beginning of year	45,677	5,970	299
Cash and cash equivalents, end of year	$ 42,352	$ 45,677	$ 5,970
Supplemental Information

Non-cash investing and financing activities:
Amortization of equipment included in deferred exploration costs	$ 64	$ 62	$ 26
Stock option compensation (Note 8)	$ 2,385	$ 2,238	$ 2,180

The accompanying notes and summary of significant accounting policies are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Consolidated Statements of Mineral Properties

and Deferred Exploration Costs

(Thousands of United States dollars)

For the years ended December 31	2004	2003	2002

Mineral properties	$ 126	$ 130	$ 130

Deferred exploration costs
Assaying	344	633	236
Amortization	64	62	26
Communication and delivery	141	100	41
Drilling and trenching	2,470	2,652	1,443
Engineering/feasibility study	1,153	199	13
Environmental	55	22	1
Geophysical surveying and mapping	8	60	42
Heavy equipment	31	6	6
Legal	86	30	18
Licenses and recording fees	358	385	390
Metallurgical	269	144	2
Road building	215	109	29
Site assembly	125	-	-
Stock option compensation (Note 8)	1,009	1,090	1,073
Supplies	126	143	85
Taxes	321	271	146
Technical and professional services	1,111	964	775
Travel	195	136	89
	8,081	7,006	4,515

	8,207	7,136	4,645
Less costs recovered	-	-	(332)

Mineral properties and deferred exploration costs during the year	8,207	7,136	4,313

Balance, beginning of year	34,519	23,079	18,996

Less: Write-off of mineral properties and deferred exploration costs (Note 3)	(339)	(1,055)	(488)
Value-added taxes recovered	(913)	-	-

Foreign exchange adjustment	3,288	5,359	258
Balance, end of year (Note 3)	$ 44,765	$ 34,519	$ 23,079

The accompanying notes and summary of significant accounting policies are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Summary of Significant Accounting Policies

(Thousands of United States dollars, except number of shares and per share data)

December 31, 2004 and 2003

Basis of Consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiaries, Minera Minefinders S.A. de C.V., Compania Minera Dolores S.A. de C.V., and Servicios Mineros Sierra S.A. de C.V. (all in Mexico), and Minefinders (U.S.A.) Inc. (in the United States). All inter-company transactions and balances are eliminated on consolidation.

Mineral Properties

The Company is in the exploration stage in respect of its mineral properties. Acquisition, exploration and development costs relating to mineral properties are deferred until such time as mineral properties are brought into commercial production, at which time they will be amortized over the estimated life of the property on a unit of production basis using proven and probable reserves. Revenue incidental to exploration and development activities, including proceeds on sale of properties, is credited against the cost of properties. Aggregate costs related to abandoned properties are charged to operations at the time of any abandonment or when there is an expectation that the carrying amount of these costs will not be recovered. During the year ended December 31, 2004, the Company wrote-off $339 (2003-$1,055; 2002-$488) of such costs.

Where the Company has entered into option agreements to acquire interests in mineral properties that provide for periodic payments, amounts unpaid are not recorded as liabilities since they are payable entirely at the Company's option.

Equipment

Equipment is recorded at its net carrying amount, which is its cost less accumulated amortization and impairment write downs. Amortization is calculated on a declining-balance basis at the rate of 30% per annum for vehicles and 20% per annum for other equipment. An impairment loss is recognized when the net carrying amount of the equipment exceeds the net future cash flows relating to the equipment. No impairment writedown of equipment was required during the years covered by these consolidated financial statements.

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Summary of Significant Accounting Policies

(Thousands of United States dollars, except number of shares and per share data)

December 31, 2004 and 2003

Reporting Currency and

Foreign Currency Translation

Effective January 1, 2004, the Company changed its reporting currency from the Canadian dollar to the United States dollar, to provide information on a more comparable basis with the majority of the Company’s peer group.

The Company raises its funds and expends them in Canadian dollars. For Canadian accounting purposes, the Canadian dollar is regarded as the Company’s functional currency, and therefore its consolidated financial statements are prepared in Canadian dollars using the temporal method under which monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and income and expenses and non-monetary balances are translated at the exchange rate in effect at the times of the underlying transactions. Gains or losses arising from this translation are included in income (loss) for the period.

For the purpose of reporting in United States dollars, the Canadian financial statements are translated as follows: all assets and liabilities at the exchange rate in effect at the balance sheet date; income and expenses and capital stock issues at the rates in effect on the transaction dates. The resulting exchange gains or losses are shown as a separate component of shareholders’ equity and do not affect reported earnings or losses.

The financial information as of December 31, 2004 and 2003, and for the three years ended December 31, 2004 is presented as if the US dollar had always been used as the reporting currency.

Exchange rates between the U.S. dollar and the Canadian dollar, and the Mexican peso for the periods reported on in these consolidated financial statements were as follows:

	2004	2003	2002

Canadian dollar
Year end	.8319	.7713	.6370
Average	.7683	.7135	.6368
Mexican peso
Year end	8.96	8.90	9.60
Average	8.87	9.28	10.38

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Summary of Significant Accounting Policies

(Thousands of United States dollars, except number of shares and per share data)

December 31, 2004 and 2003

Loss Per Share

The Company follows the “Treasury Stock Method” to calculate loss per common share. Under this method, the basic loss per share is calculated using the weighted average number of common shares outstanding during each period.

The diluted loss per share assumes that the outstanding stock options and share purchase warrants had been exercised at the beginning of the period. However, shares issuable on exercise of stock options and warrants totaling 3,440,000 (2003- 2,950,000; 2002 - 3,232,604) were not included in the computation of diluted loss per share because the effect would have been anti-dilutive.

Financial Instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. A risk exists of currency fluctuations on cash and cash equivalents. The Company does not hedge any of its risks. The fair values of the financial instruments approximate their carrying values due to the short-term maturities of these instruments.

Financial assets and liabilities denominated in currencies other than the United States dollar are as follows:

	2004		2003
	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities

Canadian dollar	$ 41,548	$ 84	$ 44,063	$ 206
Mexican peso	274	72	43	127
	$ 41,822	$ 156	$ 44,106	$ 333

Cash and Cash equivalents	Cash and cash equivalents consist of cash and redeemable short-term deposits
Estimates and Assumptions

Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Summary of Significant Accounting Policies

(Thousands of United States dollars, except number of shares and per share data)

December 31, 2004 and 2003

Segmented Information	The Company has determined that it has one business segment, the exploration and development of mineral properties. Information by geographical area is disclosed in Notes 3 and 4.
Stock Based Compensation

Effective January 1, 2004, the Company adopted the recommendations of revised Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-based compensation and other stock-based payments”, which requires the Company to adopt the fair value based method for all stock-based awards granted on or after January 1, 2004 and to account for the grants as compensation expense in its financial statements. Previously the Company was required to disclose only in the notes to its consolidated financial statements the pro forma effect of compensation in respect of stock options granted to employees and directors after January 1, 2002.

The Company has retroactively applied this new accounting policy to prior periods. The effect of the restatement was to increase the net loss for 2002 and the accumulated deficit as of December 31, 2002 by $742 for options granted in 2002, to increase the net loss for 2003 by $541 for options granted in that year and to increase the accumulated deficit as of December 31, 2003 by $1,283.

Contributed surplus was restated for the corresponding effect of these restatements.

The Company uses the Black-Scholes option pricing model to determine the fair value of options granted. See Note 8 for details of assumptions used in the calculations.

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

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Summary of Significant Accounting Policies

(Thousands of United States dollars, except number of shares and per share data)

December 31, 2004 and 2003

Reclassifications

In 2003, Mexican value added taxes (“IVA”) of $913 recoverable for years 2003 and earlier were considered to be doubtful for collection and were, consequently, reclassified from Accounts receivable to Mineral properties and deferred exploration costs. Substantially all of these amounts were recovered in 2004 and this amount has been recorded as a deduction from deferred exploration costs in the consolidated financial statements.

The effect of the reclassification in 2003 was retroactively reflected in the consolidated financial statements.

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Thousands of United States dollars, except number of shares and per share data)

December 31, 2004 and 2003

1.	Nature of Business

The Company was organized on February 4, 1975 under the laws of the Province of Ontario and is engaged in the business of exploring for, developing and producing from precious and base metal properties in North America and Mexico.  At December 31, 2004 and 2003, the Company was considered an exploration stage company.

The Company expects to complete a feasibility study on its Dolores mineral property in 2005. Subsequent development of the Dolores deposit will depend upon obtaining adequate financing and the appropriate environmental and operating permits, upon receipt of which the Company will proceed to construction and commercial production. The feasibility study is considering various mining and recovery processes and the Company is not yet able to forecast project capital or operating costs for Dolores.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.  The Company has not yet determined whether its properties contain mineral reserves that are economically recoverable.  The recoverability of the amount shown for mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, obtaining long term financing to complete exploration and development, and upon future profitable production.

2.	Cash and Cash Equivalents

The balance consists of cash and the principal and accrued interest of term deposits maturing at various dates from February 4, 2005 to December 9, 2005, unless redeemed earlier at the Company’s option. Interest income is earned at a weighted average rate of 2.53%. At December 31, 2004 the Company held term deposits amounting to Canadian $49,180 (2003 - Canadian $ 55,000).

3.	Mineral Properties and Deferred Exploration Costs

The following table shows the net carrying costs at December 31, 2004 and 2003:

	2004
	Mineral	Exploration
	Properties	Costs	Total	2003
Mexico
Dolores	$9,065	$27,499	$36,564	$28,397
Northern Sonora	227	4,430	4,657	3,483
La Reserva/El Correo	87	1,729	1,816	1,695
Planchas de Plata	-	135	135	25
Other	-	7	7	162
	9,379	33,800	43,179	33,762
United States	297	1,286	1,583	757
	$ 9,676	$ 35,086	$ 44,762	$ 34,519

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Thousands of United States dollars, except number of shares and per share data)

December 31, 2004 and 2003

3.	Mineral Properties and Deferred Exploration Costs - Continued

The following table shows amounts written off in the three years ended December 31, 2004:

	2004	2003	2002
Mexico
Northern Sonora	$ 25	$ 646	$ -
Other	160	94	-
	185	740	-

United States	-	169	387

General Exploration	154	146	101
	$ 339	$ 1,055	$ 488

Mineral properties and deferred exploration costs relate to the following:

Mexican Properties

Dolores Property

This property consists of nine claims totaling 27,700 hectares in the Madera Mining District, in the state of Chihuahua. The Company has a 100% interest in two claims totaling 25,780 hectares and can acquire a 100% interest in the other seven claims by bringing the property into production or by making further payments of US$350 payable in quarterly instalments of $25. The property is subject to underlying net smelter return ("NSR") royalties totaling 3.25% on gold and 2% on silver.

Northern Sonora Properties

The Company has a 100% interest in the mineral rights to nine claims totaling 16,591 hectares in the State of Sonora. The Company makes annual rent payments to the landowners of approximately $84, escalating by 10% per annum. Should a mine be put in production on the properties, a payment of $500 is due to one landowner. Another landowner is to be paid $350 for the first mine put into production on his property and $200 for each additional mine put into production.

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Thousands of United States dollars, except number of shares and per share data)

December 31, 2004 and 2003

3.	Mineral Properties and Deferred Exploration Costs - Continued

La Reserva/El Correo

The Company holds title to four claims in the La Reserva/El Correo property in northern Sonora, amounting to 4,232 hectares. The Company has entered into agreements whereby it makes annual payments for access to the property. The agreements may be terminated upon 30 days notice to the landowners.

Planchas de Plata

In January 2004 the Company staked the 500 hectare Anita concession, the surface rights to which were acquired in October 2004. This property is also in northern Sonora. The Company makes annual rent payments of $12, escalating by 10% per annum, and a payment of $222 will be made if a mine is put into production on the property.

Other Properties

In 2004 the Company wrote-off its claims in Zacatecas, Mexico.

United States Properties

Nevada Properties

The Company holds a 100% interest in the Clear, Dottie and Gutsy properties (subject to NSR royalties of 3%). In 2003 the Company wrote off expenditures on the Dottie property of $161 but has retained title and may make further expenditures.

The Washiki claim group and Cleo claims near the Clear property are 100% owned by the Company with no royalties attached. In addition, in 1998 the Company entered into a lease agreement to acquire mineral rights situated near the Clear property by making annual advance minimum royalty payments over 15 years and by incurring certain exploration expenditures. At December 31, 2004, the Company is current with its advance royalty payments. The Company may terminate the lease agreement on thirty days notice.

The Company acquired the Buckskin Mountain property by making payments totaling $100 to a corporation controlled by an independent consultant who, subsequent to the agreement date, became a director of the Company.

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Thousands of United States dollars, except number of shares and per share data)

December 31, 2004 and 2003

4.	Equipment
			2004			2003
		Accumulated		Net Book	Accumulated		Net Book
		Cost	Amortization	Value	Cost	Amortization	Value

Exploration

equipment	$ 39	$ 29	$ 10	$ 35	$ 25	$10

Office furniture

and equipment	236	162	74	181	119	62
Vehicles	337	234	103	216	176	40

$ 612	$ 425	$ 187	$ 432	$ 320	$112

The Company’s equipment is located as follows:

	2004	2003
Mexico	$ 86	$ 28
United States	53	35
Canada	48	49
	$ 187	$ 112

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Thousands of United States dollars, except number of shares and per share data)

December 31, 2004 and 2003

5.	Capital Stock

Authorized

Unlimited common shares, no par value
	Issued	Amount

Balance, January 1, 2002	20,233,250	$ 30,492
For cash
Private placement (net of issue costs of $470)	4,400,000	5,904
Exercise of stock options	1,778,000	1,963
Exercise of warrants	2,000,487	1,479

Balance, December 31, 2002	28,411,737	39,838

Private placement (net of issue costs of $785)	2,587,500	11,213
Private placement (net of issue costs of $1,927)	4,000,000	31,662
Exercise of warrants	353,104	358
Exercise of stock options	769,500	1,207
Balance, December 31, 2003	36,121,841	84,278

Exercise of stock options	355,000	1,248

Balance, December 31, 2004	36,476,841	$ 85,526

(a)	Stock Options (all per share amounts are in Canadian dollars)

In 2003, the shareholders approved a new stock option plan ("the 2003 Plan") for directors, officers, employees and certain consultants. The number of shares made available for purchase pursuant to options under the 2003 Plan was not to exceed 1,110,138; in 2004 the shareholders approved an increase in this number to 2,156,020. After grants made from this plan, and in 2003 also from the existing 1998 Plan, the total options available for grant pursuant to both approved stock option plans is 661,868. The term of options granted cannot exceed five years. The vesting of each option is determined by the Board of Directors and the exercise price is the fair market value of the Company's shares at the date of grant.

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Thousands of United States dollars, except number of shares and per share data)

December 31, 2004 and 2003

5.	Capital Stock – Continued

The following table summarizes the changes in stock options during the years:

	Number	Weighted Average
	of Options	Exercise Price
		Cdn $
Outstanding at January 1, 2002	2,837,500	$ 1.53
Granted	1,820,000	5.10
Exercised	(1,778,000)	1.73
Outstanding at December 31, 2002	2,879,500	3.66
Granted	850,000	10.50
Cancelled	(10,000)	6.15
Exercised	(769,500)	2.20
Outstanding at December 31, 2003	2,950,000	6.01
Granted	845,000	8.97
Exercised	(355,000)	4.58
Outstanding at December 31, 2004	3,440,000	$ 6.89

All options granted and outstanding during the years were fully exercisable on the various grant dates except: 20,000 options with an exercise price of Cdn $6.15 which vested in 5,000 increments over a one year period (of which 10,000 were cancelled during 2003); and 50,000 options granted on July 1, 2003 at Cdn $8.08 which vested 25,000 immediately and 25,000 after six months. The weighted average grant-date fair value of options granted during the year was Cdn $3.61 per option (2003-Cdn $3.75; 2002 – Cdn $1.88).

At December 31, 2004, the following stock options were outstanding and exercisable:

Number	Exercise Price	Expiry Date
Cdn $
125,000	$ 1.10	June 19, 2005
40,000	$ 1.05	December 7, 2005
220,000	$ 1.50	November 7, 2006
585,000	$ 3.30	April 17, 2007
860,000	$ 6.45	November 23, 2007
35,000	$ 8.08	July 1, 2008
755,000	$ 10.65	September 26, 2008
50,000	$ 12.53	March 17, 2009
75,000	$ 8.25	May 17, 2009
695,000	$ 8.80	June 14, 2009
3,440,000

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Thousands of United States dollars, except number of shares and per share data)

December 31, 2004 and 2003

5.	Capital Stock – Continued

(b)	The following table summarizes warrant activities during the years:

	Number	Weighted Average
	of Warrants	Exercise Price
		Cdn $
Outstanding at January 1, 2002	2,353,591	$ 1.20
Exercised	(2,000,487)	1.16
Outstanding at December 31, 2002	353,104	1.40
Exercised	(353,104)	1.40
Outstanding at December 31, 2003 and 2004	-	$ -

6.	Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements were as follows:

a.	The Company was charged for administrative and geological services by two officers, one of whom is a director, and two other directors were paid $25 in aggregate for consulting services.
	Year	Amount

	2004	$ 487
	2003	$ 271
	2002	$ 241

(b)	Legal services are provided by a law firm in which one of the directors of the Company is a partner. The cost of these services was as follows:
	Year	Amount

	2004	$ 133
	2003	$ 180
	2002	$ 223

Transactions with related parties were in the normal course of operations and were measured at the exchange value (the amount of consideration established and agreed to by the related parties).

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Thousands of United States dollars, except number of shares and per share data)

December 31, 2004 and 2003

7.	Income Taxes

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes give rise to deferred tax assets as follows:

	2004	2003
Tax loss carry forwards	$5,910	$5,245
Equipment	42	7
Mineral properties and deferred exploration costs	(2,470)	(1,928)
Financing costs	761	963
Valuation allowance established by management	(4,243)	(4,287)
Net deferred assets at December 31	$ -	$ -

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates as follows:

	2004	2003	2002
Benefit from net loss, at Canadian rates	$ (1,015)	$ (1,398)	$ (938)
Effect of difference in foreign tax rates	34	19	20
Non-deductible expenses	30	2	91
Non-deductible stock option compensation	490	794	821
Effect of tax rate changes on future income taxes	333	90	362
Effect of change in foreign exchange rate	297	486	52
Increase (decrease) in valuation allowance	(169)	7	(408)
Income tax expense for year	$ -	$ -	$ -

The Company establishes its valuation allowance based on projected future operations. Management has determined that the allowance should be 100% of the deferred tax assets. When circumstances cause a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance (except for those relating to undeducted financing costs) will be reflected in current income. If the valuation allowance relating to undeducted financing costs is reduced, the Company will recognize this benefit as an increase in capital stock.

The Company has approximately $21,700 (2003 - $15,500) of exploration and development costs which are available for deduction against future income for tax purposes. In addition, the Company has non-capital losses of approximately $17,850 (2003 - $13,960) expiring in various amounts from 2005 to 2011 and allowable capital losses of approximately $180 (2003 - $166).

The tax benefit of losses carried forward and the associated valuation allowance were reduced by $290 representing the tax effect of losses that expired in 2004.

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Thousands of United States dollars, except number of shares and per share data)

December 31, 2004 and 2003

8.	Stock Option Compensation

Effective January 1, 2004, with retroactive effect the Company adopted the fair value based method of accounting for all stock option compensation (see Summary of Significant Accounting Policies – Stock Options). Compensation expense is determined using the Black-Scholes option pricing model. The assumptions used in calculating the expense of options granted were:

	2004	2003	2002
Risk-free rate	3.5%	5%	5%
Dividend yield	nil	nil	nil
Volatility factor of the expected market price
of the Company's common shares	63%	50%	60%
Weighted average expected life of the options (months)	30	30	30

Compensation expense for year:
Charged to income	$ 1,376	$ 1,148	$ 1,107
Charged to deferred exploration costs	1,009	1,090	1,073
	$ 2,385	$ 2,238	$ 2,180

The combined amounts were credited to contributed surplus.
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

Under Canadian GAAP expenditures on specific properties are capitalized until such time as it is established that no economically recoverable deposit exists, or the properties are sold or abandoned. US GAAP requires that mineral exploration expenditures be charged to the Statement of Loss and Deficit in the period incurred. Accordingly, for US GAAP, all mineral exploration expenditures incurred to date would be charged to the Statement of Loss and Deficit.

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Thousands of United States dollars, except number of shares and per share data)

December 31, 2004 and 2003

9.	United States Generally Accepted Accounting Principles - Continued
	(b)	Comprehensive income (loss)

US GAAP requires the Company to present comprehensive income. Comprehensive Income comprises the Company’s net loss and all changes to shareholders’ equity except those resulting from investments or distributions to owners. Foreign exchange adjustments resulting from the translation of deferred mineral exploration costs have been excluded from the calculation of comprehensive loss as such costs would have been charged to expense as incurred under US GAAP.

(c)	Stock option compensation

Effective January 1, 2004, the Company adopted the Canadian GAAP fair-value-based method for all stock-based awards granted on or after January 1, 2004 and retroactively applied this method to, and re-stated, all prior periods. The Company has also early-adopted this method under US GAAP. Accordingly, there is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for stock-based compensation.

The impact of the above on the financial statements is as follows:
	2004	2003	2002

Net loss per Canadian GAAP	$ (2,849)	$ (3,935)	$ (2,496)
Adjustments related to mineral exploration expenses	(6,955)	(6,081)	(3,825)

Net loss per US GAAP	(9,804)	(10,016)	(6,321)
Foreign exchange adjustment	3,032	2,810	60
Comprehensive income (loss) per
US GAAP	$ (6,772)	$ (7,206)	$ (6,261)

Net loss per share, basic and diluted	$ (0.27)	$ (0.32)	$ (0.25)

	2004	2003
Shareholders' equity per Canadian GAAP	$ 86,713	$ 79,609
Adjustments related to mineral
exploration expenses	(44,762)	(34,519)
Shareholders’ equity per US GAAP	$ 41,951	$ 45,090

EXHIBIT 3

Minefinders Corporation Ltd.

Management Discussion and Analysis

December 31, 2004

This discussion is for the year ended December 31, 2004, with comparisons to 2003 and 2002. Unless otherwise noted, all information is current to March 21, 2005, and all currency amounts are in United States dollars. The discussion and analysis is intended to complement and supplement the Company’s Consolidated Financial Statements for the year ended December 31, 2004 (the “Financial Statements”) and, therefore, should be read together with the Financial Statements.

Additional information, including the Company’s Annual Information Form for the year ended December 31, 2004 (the “Annual Information Form”) is available on SEDAR at www.sedar.com

Reporting Currency

Effective January 1, 2004 the Company changed its reporting currency from the Canadian dollar to the United States dollar. The interim financial statements for the first three quarters of 2004 were expressed in U.S. dollars, and the Financial Statements, including the comparative figures for 2003 and 2002, have been prepared and presented as if this new policy had always been in place. The discussion and analysis in this document has been presented in the same way, using U.S. dollars except where it is not practical to do so.

Change in Accounting Policy

Effective January 1, 2004 the Company adopted new Canadian accounting standards for stock option expense, and adjusted previously published numbers to include the effects of this change in the comparative numbers for previous years that are included in the Financial Statements.

Stock option compensation expense is charged either to the Consolidated Statements of Loss and Deficit or to Mineral Properties and Deferred Exploration Costs, in accordance with the nature of the services provided by the person who receives the stock options. The award of stock options does not require the use of cash by the Company; the fair value of the options is expensed as described, and a similar amount is added to Contributed Surplus in the Shareholders’ Equity section of the Consolidated Balance Sheets.

The Company receives the full option price at such time, if any, that a stock option is exercised. In valuing options, management makes certain subjective assumptions as to future interest rates and stock price volatility (see Note 8 to the Financial Statements). While management has used its best efforts to assess these future values, the determined fair value of options is highly subjective and meaningful only if the valuation input factors are actually experienced.

Although this accounting policy is not required under U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) for the Company’s 2004 fiscal year, it will become required under U.S. GAAP in the future, and the Company has adopted it to minimize reporting differences between Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) and U.S. GAAP. As a result, there are now no Canada/USA accounting differences in the calculated expense arising from the accounting for stock options. However, readers should be aware that significant amounts of stock option expense have been and in the future may be charged to “Deferred Exploration Costs”, which in Canada are shown as a balance sheet asset and in the United States are written off as they are incurred.

Accounting Principles

The Financial Statements have been prepared in accordance with Canadian GAAP (see “Summary of Significant Accounting Polices” and Note 1 to the Financial Statements). These principles differ in certain material respects from U.S. GAAP. Differences between Canadian GAAP and U.S. GAAP applicable to the Company are described in Note 9 to the Financial Statements.

Forward Looking Statements

This discussion and analysis may contain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Annual Information Form.

Overview

The Company is engaged in the exploration and development of precious and base metal mineral properties, primarily in Mexico and the United States, and measures its success through the growth in its mineral resources at a reasonable finding cost, and in obtaining external funding for exploration and development of its mineral properties. All of the Company’s mineral properties are in the exploration stage. As it has no current revenue except interest income, the Company continues to incur negative cash flows from operations. Despite the loss for the year, management believes it has been successful in outlining a valuable and expanding resource at its main project, Dolores. The Company has commissioned an independent feasibility study on Dolores and hopes to receive a positive recommendation on which to make a production decision and raise the financing necessary to bring the project to commercial production. The Company has continued its exploration activities at its La Bolsa, Real Viejo and Planchas de Plata properties in northern Sonora, Mexico, and has conducted drilling programs on two of its three Nevada properties.

Although the Company is in a strong financial position, it will require substantial additional financing to complete development of Dolores. The availability of equity funding to the Company depends upon investor interest in the gold and silver sectors in general, and in the Company’s ability to demonstrate that it has an economic mineral resource at Dolores. The gold market has remained strong through 2004. The price of gold was $347 per ounce in December 2002, $417 in December 2003 and $435 in December 2004 (with a high of $454 and low of $375 in 2004). The Company believes that the gold price has benefited from a weakening of the United States dollar against other major currencies, a reduction in hedging of future production by major gold producers, and an increase in demand for physical gold. The price of silver also improved from $4.66 per ounce in January 2003, to $5.96 in December 2003, and to $6.77 in December 2004 (with a high of 8.29 and a low of $5.50 in 2004).

It is not possible to forecast gold and silver price trends, their impact on the feasibility study on the Dolores project, or future results from operations, nor is the Company able to forecast that the project will achieve a positive production decision and that it will be financed. However the current markets for gold and silver, and for precious metals investments are encouraging for the Dolores project.

Operating Activities

The Company recorded a net loss for 2004 of $2.8 million ($0.08 per share), compared with $3.9 million ($0.12 per share) for 2003 and $2.5 million in 2002 ($0.10 per share). Net losses were adversely affected by higher administration and stock option compensation costs in 2004 that were more than offset by a reduced write-off of mineral properties and related exploration costs, and by higher interest income earned on cash balances.

After deducting the non-cash stock option compensation cost amounts of $1.376 million for 2004, $1.148 million for 2003 and $1.107 million for 2002, the Company’s administrative costs have increased from $0.985 million in 2002 to $1.826 million in 2003 and $2.025 million in 2004 as it has expanded its operations, increased its shareholder base by listing on the American Stock Exchange (“AMEX”), and positioned itself for the anticipated step from exploration stage into development and production at the Dolores property.

Accounting and auditing expense has risen from $0.080 million in 2002 to $0.143 million in 2003 and $0.347 million in 2004. Additional expense was incurred in 2003 in complying with increased regulatory requirements, a trend that continued in 2004. Also in 2004, additional accounting staff were hired to deal with the growing volume of current work and to begin preparations for development and operations.

Consulting fees have increased, primarily in 2004 when cash bonuses were paid to two officers. Corporate relations expense stabilised in 2004 at $0.485 million compared to $0.532 million in 2003 and $0.26 million in 2002. The significant rise in 2003 was attributable to the Company’s efforts to attract new investors, particularly in the United States, by obtaining a listing on the AMEX.

Office services of $0.365 million in 2004 (2003 - $0.303 million; 2002 - $0.156 million) includes a corporation capital tax assessment of $82,000 that has no equivalent in 2003 or 2002.

Interest income increased to $1.0 million in 2004 (2003 - $0.4 million; 2002 - $0.1 million) due to higher treasury balances throughout the year.

In 2003, the Company’s financial condition improved significantly. As at December 31, 2003, the Company had working capital of $45 million, an increase of $39.2 million from December 31, 2002. The most significant component of the change in working capital in 2003 was the increase in cash and cash equivalents by $39.1 million resulting primarily from funds received from brokered placements of 6.6 million shares and the exercise of stock options and share purchase warrants.

The Company’s financial position at December 31, 2004 remains very good, with $42.35 million in cash (2003 - $45.68 million). After recognizing other current assets, and deducting current liabilities of $879 (2003 - $797), the net working capital was $41.76 million (2003 - $45 million). The principal sources of funds in 2004 were from the exercise of stock options for $1.25 million, from interest of $1.0 million (2003 - $0.4 million) on the high cash balances brought forward from 2003, and the recovery of value added taxes of $0.9 million. It should be noted, however, as shown in the Consolidated Statements of Cash Flows, that there was an unrealized exchange translation gain of $3.03 million (2003 - $2.56 million), arising from the increase in value of the Canadian dollar, in which the Company keeps almost all of its funds, against the U.S. dollar.

In summary, during 2004 the Company spent $6.22 million (net of the $0.9 million tax recovery) on mineral properties and exploration expenses and $0.15 million on equipment and received cash of $1.25 million from stock option exercises. The net loss for the year, after eliminating items such as amortization and property write-offs, which do not require the expenditure of cash in the current year, and stock option compensation, which does not require the use of cash at all, amounted to $1.12 million. There was a small increase of $0.11 million in the Company’s working capital balances (e.g. receivables and payables), resulting in a net decrease in the Company’s cash balances of $3.3 million in the year.

Summary by Quarter

The following tables present our unaudited quarterly results of operations for each of the last eight quarters.

Net loss by quarter (000's)

	Q-1	Q-2	Q-3	Q-4	Year
2004
Net loss excluding write-down	$194	1,700	224	392	$2,510
Write-down of mineral properties	48	41	196	54	339
Net loss	$242	1,741	420	446	$2,849
Loss per share	$0.01	$0.05	$0.01	$0.01	$0.08

2003
Net loss excluding write-down	$689	325	1,226	640	$2,880
Write-down of mineral properties	23	19	33	980	1,055
Net loss	$712	344	1,259	1,620	$3,935
Loss per share	$0.02	$0.01	$0.04	$0.05	$0.12

The above numbers have been restated to conform to the newly adopted accounting policy for stock-based compensation and for the change in reporting currency to the United States dollar, as described in the Summary of Significant Accounting Policies and in Note 8 to the Financial Statements.

As the Company is still in the exploration stage, variances in its quarterly losses are not affected by sales or production-related factors. Variances by quarter reflect overall corporate activity and are also caused by factors which are not recurring each quarter such as charges for stock-based compensation when options are granted. Non-cash compensation in the amount of $1.376 million, reflecting the value of the grant of stock options to certain personnel, was recorded in the second quarter of 2004 and $1.148 million in the third quarter of 2003. The first quarter of 2003 was adversely affected by additional legal and associated reporting costs relating to the Company’s registration with the SEC and listing on the AMEX. Fluctuation in loss by quarter is also affected by significant property write-downs that are usually, but not always, recorded in the fourth quarter.

Outstanding Share Data

As at March 21, 2005 and December 31, 2004, there were 36,476,841 common shares issued and outstanding and there were 3,440,000 stock options outstanding with exercise prices ranging between CDN$1.05 and CDN$12.53 per share, all of which have vested.

Selected Annual Information

The following information is derived from the Financial Statements:

	2004	2003	2002
	(thousands of U.S. dollars except per share data)
Revenues – Interest income	$ 1,003	$ 398	$ 116
Net Loss	2,849	3,935	2,496
Net loss per share, basic and Fully diluted	(0.08)	(0.12)	(0.10)
Total assets	87,592	80,406	29,238
Long-term liabilities	-	-	-
Dividends	-	-	-

The above table reflects the increased interest income derived from the investment of funds received from substantial equity issues in 2002 and 2003. The net losses for 2004, 2003 and 2002 include charges, respectively, of $1.376 million, $1.148 million and $1.107 million for stock-based compensation expense, and charges, respectively, of $0.339 million, $1.055 million and $0.488 million for properties and exploration expenses written off. Had these charges not been recorded the net losses would have been $1.134 million in 2004, $1.732 million in 2003 and $0.901 million in 2002. Compared with a loss of $0.83 in 2001, these adjusted numbers reflect the increasing level of the Company’s activities.

The increase in total assets from $29.238 million at December 31, 2002 to $80.406 million at December 31, 2003, is almost entirely accounted for by an increase in cash balances of approximately $40 million arising from equity issues of $44.44 million in late 2003. The increase of $7.186 million in total assets in 2004 reflects, primarily, the appreciation of the Canadian dollar against the U.S. dollar in 2004 and, to a lesser extent, proceeds of $1.248 million received upon the exercise of stock options.

The above table does not necessarily reflect a trend that investors should expect to continue; it shows the outcome of specific events, primarily the Company’s exploration success that has enabled it to access the equity markets for substantial funds in a period when such funds were available because of higher gold and silver prices.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables, deposits and accounts payable and accrued liabilities, some of which are denominated in U.S. dollars and Mexican pesos. These accounts are recorded at their fair market value. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. In 2004, the Company experienced a loss of $0.111 million, down from a loss of $0.303 million in 2003. During 2004 the U.S. dollar decreased 7.3% and the Mexican peso decreased 6.26% against the Canadian dollar. The Company minimizes its foreign exchange risk by maintaining low account balances in currencies other than the Canadian dollar. The Company does not at this time have major commitments to acquire assets in foreign currencies; but historically it has incurred the majority of its exploration costs in foreign currencies. The Company expects that significant expenditures in developing a mine at Dolores will also be denominated in these foreign currencies. The Company may acquire foreign currencies, directly or through derivative positions, to fix such costs in Canadian funds, if it believes it is prudent to do so.

In connection with the anticipated financing of development at the Dolores project, the Company may be required to engage in forward sales of gold and silver or in derivative instruments associated with forward sale transactions.

The Company’s cash equivalents are redeemable after thirty days without penalty and are renewable bank instruments that provide a fixed rate of interest during the term. When renewing a matured instrument, the new interest rate may be higher or lower than that currently received by the Company.

Investment in Mineral Exploration and Development

Net expenditures on mineral properties increased during 2004 to $6.221 million, from $5.713 million in 2003 and $2.968 million in 2002. These amounts, as shown in the Consolidated Statements of Cash Flows in the Financial Statements, are after deduction of stock option compensation expense that was charged to “Deferred Exploration Costs”, and after adjustment for differences in currency exchange rates. The increased activity reflects the Company’s access to additional funding from investors after 2001. The Company has focused its activities on the Dolores project, an advanced-stage exploration project in northern Mexico, conducting extensive drilling to determine the size and grade of the deposit and to conduct a feasibility study demonstrating its economic potential. Of the total expenditures in 2004, 74% was expended on the Dolores project (14% on properties in northern Sonora and 12% on those in USA). An audited mineral resource estimate for Dolores was completed in November 2004 by the independent consulting firm of Roscoe Postle Associates Inc. (“RPA”) and filed by the Company with regulatory authorities. (The report may be viewed on SEDAR – www.sedar.ca – or on the Company’s website – www.minefinders.com). Using a cutoff grade of 0.3 grams of gold per tonne, the total measured and indicated resource, at October, 2004, amounted to 101.064 million tonnes containing 2.647 million ounces of gold and 128.179 million ounces of silver. Resource estimates were prepared in compliance with the requirements set out in National Instrument 43-101, which may differ in material respects from requirements established by the United States Securities and Exchange Commission. The feasibility study will determine what portion of this resource can be economically mined. A total of 137,070 meters of drilling was completed at Dolores up to December 2004.

The Dolores feasibility study was expected to be completed in the first half of 2004 but substantial delays were encountered by the independent consultants, primarily as a result of staff shortages, but also because the Company asked that a production scenario including a mill and flotation circuit be considered, in addition to a heap-leach configuration. This necessitated extensive additional testing work. The study is now expected to be completed in the first half of 2005. Future development of the Dolores deposit will depend upon obtaining adequate financing and the appropriate environmental and operating permits. Assuming the required funding and permits are obtained, the Company expects to direct its efforts toward equipment and material procurement, project management and construction in 2005. The feasibility study is considering various mining and recovery processes and the Company is not yet able to forecast project capital or operating costs.

The Company also conducted drilling and field work on its northern Sonora projects in 2004 at a cost of $1.25 million and on its Clear and Dottie projects in Nevada at a cost of $0.826 million.

Management has conducted an extensive review of its mineral property carrying values. Certain projects had not been advanced for several years, in part because funding was difficult to obtain in prior years, and in part because other projects were allocated priority. The Company continues to assess its land package with a view to reducing acreage as it converts exploration land to exploitation status, while maintaining higher-potential prospects. As a result of its review, in 2004 the Company wrote off $0.339 million of mineral property and deferred exploration costs relating to its Zacatecas project in Mexico.

As the Company does not yet have any resource properties that qualify for capitalization under U.S. GAAP, the primary difference between Canadian GAAP and U.S. GAAP for the Company is to increase the net loss and deficit for 2004, 2003 and 2002 by the amounts of the exploration expenditures capitalized less write-offs recognized under Canadian GAAP, in each of those years. For the purposes of U.S. GAAP, these expenses have been charged to the Consolidated Statement of Loss and Deficit in the period incurred (see Note 9 to the Financial Statements).

Capital Resources and Liquidity

The Company is adequately funded to continue certain development work at Dolores in anticipation of a positive result from its feasibility study. Current work plans are incorporated into a $5 million budget for additional drilling, engineering and construction, environmental studies, and completion of the feasibility study. The Company currently has no significant contractual obligations relating to Dolores, apart from property payments and contingent royalty payments that will become payable once production commences (see table below). With continued interest from investors and lending institutions, the Company believes it is well-positioned to secure the substantial capital that will be required to undertake construction of the Dolores project. The Company may seek debt financing for part of the Dolores construction costs, if it can be obtained on reasonable cost and terms. While equity markets remain positive to gold developers, the Company is not assured that equity funding will be available at terms suitable to the Company.

The Company plans to expand its exploration and development programs for 2005 on projects other than Dolores, with renewed drilling at its northern Sonora properties and to conduct follow-up drilling at some of its Nevada properties. Expenditures at La Bolsa, Real Viejo and Planchas de Plata are budgeted at $1.7 million. Two of the Company’s properties in Nevada, the Clear and Gutsy prospects, are expected to be drill-tested in 2005, with initial programs expecting to cost $0.62 million.

Program results will be evaluated, with follow-up work and potential additional expenditures to be based on the initial results.

A summary of the Company’s contractual obligations and commitments as at December 31, 2004 is as follows:

Commitments Table (payments due by period)

(000’s)

	1 to 3 years	4 to 5 years

Property Payments (a)	$ 300	$ 50
Operating lease payments (b)	150	-
Contingent royalty payments (c)
	$ 450	$ 50

a)	Payments in respect of the Dolores property, which the Company expects to make; all other property payments are at the discretion of the Company;
b)	Includes existing leases without extensions;
c)	Royalty payments on the Dolores property consisting of net smelter payments of 3.25% on gold and 2% on silver net revenues cannot be quantified until the project reaches production

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company’s accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 8 to the Financial Statements. Unlike other numbers in the accounts, this is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average future hold period of issued stock options before exercise, expiry or cancellation and (2) future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). Given that there is no market for the options and they are not transferable, the resulting value calculated is not necessarily the value which the holder of the option could receive in an arm’s-length transaction.

Property acquisition costs and related direct exploration costs may be deferred until the properties are placed into production, sold, abandoned or written down, where appropriate. The Company’s accounting policy is to capitalize exploration costs on a project by project basis consistent with Canadian GAAP. The policy is consistent with that of other exploration companies that have not established mineral reserves. An alternative policy would be to expense these costs until sufficient work has been done to determine that there is a probability a mineral reserve can be established; or, to expense such costs until a mineral reserve has been objectively established (which is the procedure prescribed under U.S. GAAP). Management is of the view that its current policy is appropriate for the Company. Based on annual impairment reviews made by management (or earlier if circumstances warrant) if it is expected that the carrying amount of these capitalized exploration costs will not be recovered, then the carrying amount is written down accordingly and the write-down is charged to operations. A write-down may be required when a property is to be sold or abandoned, or exploration activity ceases on a property due to unsatisfactory results, or there is insufficient funding to continue exploration of the property.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements except for contractual obligations tabled above.

Related Party Transactions

Certain officers and directors of the Company supplied management, administrative, geological and legal services to the Company during 2004 at arm’s length rates under renewable contracts. Details of these transactions, including their purpose and recorded amounts, are given in Note 6 to the Financial Statements.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report. The reader should also refer to the discussion of risks contained in the Annual Information Form. The Company's financial success is subject to, among other things, fluctuations in gold and silver prices which may affect current or future operating results and may affect the economic value of its mineral resources. The Company is exposed to currency fluctuations against the Mexican peso and United States dollar that could affect capital and operating costs, but may choose to mitigate the risk through forward purchase of these currencies. The Company must comply with environmental regulations governing air and water quality and land disturbance and provide for mine reclamation and closure costs. The Company’s ability to obtain financing to explore for mineral deposits and to complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined.

Note to U.S. Investors

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. Therefore, information contained in this report concerning descriptions of mineralization and resources under Canadian standards will not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

EXHIBIT 4

CONSENT OF

INDEPENDENT CHARTERED ACCOUNTANTS

Minefinders Corporation Ltd

Vancouver, Canada

We consent to the inclusion in this Annual Report on Form 40-F of our reports dated February 8, 2005, relating to the consolidated financial statements of Minefinders Corporation Ltd. for the year ended December 31, 2004.

We also consent to the incorporation by reference in the previously filed (March 18, 2003, December 17, 2003, and July 23, 2004) open registration statements on Form S-8 (SEC Nos. 333-103893, 333-111255, and 333-117611) of Minefinders Corporation Ltd. of our reports dated February 8, 2005, relating to the consolidated financial statements of Minefinders Corporation Ltd. appearing in the Company’s Annual Report on Form 40-F for the year ended December 31, 2004.

/s/“BDO Dunwoody LLP”

BDO DUNWOODY LLP

Chartered Accountants

Vancouver, Canada

March 23 , 2005

EXHIBIT 5

CONSENT OF MARK H. BAILEY

I hereby consent to the references to my name as a qualified person and the information that is expertised by me in connection with the disclosure on the Company’s mineral properties in the Company’s Annual Report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and the reports incorporated by reference into the Company’s previously filed registration statements on Form S-8 (SEC Nos. 333-103893 and 333-111255).

/s/ “Mark H. Bailey”

Mark H. Bailey

Vancouver, British Columbia, Canada

March 23, 2005

EXHIBIT 6

ROSCOE POSTLE ASSOCIATES INC.

www.rpacan.com

Suite 2000

1066 West Hastings Street

Vancouver, B.C. V6E 3X2

Tel: (604) 601-8227

Fax: (604) 669-3844

Email: drennie@rpacan.com

CONSENT OF ROSCOE POSTLE ASSOCIATES INC.

We refer to our report auditing the resources at the Dolores Gold–Silver Project Chihuahua, Mexico, dated November 16, 2004, and entitled “Technical Report on the Mineral Resources Estimate for the Dolores Property, Mexico” (the “Report”).

We hereby consent to the filing, use, and incorporation by reference of, the Report and the references to our name in the Minefinders Corporation Ltd. Annual Report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended and incorporated by reference into Minefinders Corporation Ltd.’s previously filed registration statements on Form S-8 (SEC Nos. 333-103893, 333-111255 and 333-117611).

Sincerely,

Roscoe Postle Associates Inc.

//signed

David W. Rennie, P. Eng.,

Sr. Consulting Geological Engineer

Roscoe Postle Associates Inc.

Vancouver, British Columbia, Canada

March 23, 2005

EXHIBIT 7

ROSCOE POSTLE ASSOCIATES INC.

www.rpacan.com

Suite 2000

1066 West Hastings Street

Vancouver, B.C. V6E 3X2

Tel: (604) 601-8227

Fax: (604) 669-3844

Email: drennie@rpacan.com

CONSENT OF DAVID W. RENNIE

I refer to the report prepared by Roscoe Postle Associates Inc. which was prepared under my direct supervision, regarding the audit of the resources at the Dolores Gold–Silver Project Chihuahua, Mexico, dated November 16, 2004, and entitled “Technical Report on the Mineral Resources Estimate for the Dolores Property, Mexico” (the “Report”).

I consent to the filing, use and incorporation by reference of, the Report and the references to my name in the Minefinders Corporation Ltd. Annual Report on Form 40-F under the heading “Mineral Resource and Mineral Reserve Estimates” in the Minefinders Corporation Ltd. Annual Information Form for the year ended December 31, 2004, which is included as an exhibit in the Annual Report to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended and incorporated by reference into Minefinders Corporation Ltd.’s previously filed registration statements on Form S-8 (SEC Nos. 333-103893, 333-111255 and 333-117611).

//signed

David W. Rennie, P. Eng.,

Sr. Consulting Geological Engineer

Roscoe Postle Associates Inc.

Vancouver, British Columbia, Canada

March 23, 2005

EXHIBIT 8

ROSCOE POSTLE ASSOCIATES INC.

www.rpacan.com

Suite 2000

1066 West Hastings Street

Vancouver, B.C. V6E 3X2

Tel: (604) 601-8227

Fax: (604) 669-3844

Email: swallis@rpacan.com

CONSENT OF C. STEWART WALLIS

I refer to the report prepared by Roscoe Postle Associates Inc. which was prepared under my direct supervision, regarding the audit of the resources at the Dolores Gold–Silver Project Chihuahua, Mexico, dated November 16, 2004, and entitled “Technical Report on the Mineral Resources Estimate for the Dolores Property, Mexico” (the “Report”).

I consent to the filing, use and incorporation by reference of, the Report and the references to my name in the Minefinders Corporation Ltd. Annual Report on Form 40-F under the heading “Mineral Resource and Mineral Reserve Estimates” in the Minefinders Corporation Ltd. Annual Information Form for the year ended December 31, 2004, which is included as an exhibit in the Annual Report to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended and incorporated by reference into Minefinders Corporation Ltd.’s previously filed registration statements on Form S-8 (SEC Nos. 333-103893, 333-111255 and 333-117611).

//signed

C. Stewart Wallis P. Geo

Vancouver, British Columbia, Canada

March 23, 2005

EXHIBIT 9

CERTIFICATION

I, Mark H. Bailey, President, Chief Executive Officer and Director certify that:

1.	I have reviewed this annual report on Form 40-F of Minefinders Corporation Ltd. (the “Registrant”);
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

(b)

Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the Registrant’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.
Date:	March 23, 2005

/s/ “ Mark H. Bailey”

Mark H. Bailey

President, Chief Executive Officer and Director

EXHIBIT 10

CERTIFICATION

I, Ronald J. Simpson, Chief Financial Officer certify that:

1.	I have reviewed this annual report on Form 40-F of Minefinders Corporation Ltd. (the “Registrant”);
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

(b)

Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the Registrant’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.
Date:	March 23, 2005

/s/”Ronald J. Simpson”

Ronald J. Simpson

Chief Financial Officer

EXHIBIT 11

Certification

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), I, Mark H. Bailey, President, Chief Executive Officer and Director of Minefinders Corporation Ltd. (the “Company”) hereby certify, to my knowledge, that:

The Company’s Annual Report on Form 40-F for the year ended December 31, 2004 (the “Report”) fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

/s/ “Mark H. Bailey”
Name:	Mark H. Bailey
Title:	President, Chief Executive Officer and Director

Dated:	March 23, 2005

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

EXHIBIT 12

Certification

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), I, Ronald J. Simpson, Chief Financial Officer of Minefinders Corporation Ltd. (the “Company”) hereby certify, to my knowledge, that:

The Company’s Annual Report on Form 40-F for the year ended December 31, 2004 (the “Report”) fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

/s/ “Ronald J. Simpson”
Name:	Ronald J. Simpson
Title:	Chief Financial Officer

Dated:	March 23, 2005

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsection (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.

EXHIBIT 13

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

This charter was adopted by the Board of Directors of Minefinders Corporation Ltd. on April 1, 2003

EXHIBIT 14

MINEFINDERS CORPORATION LTD.

CODE OF ETHICS

Minefinders Corporation Ltd. and its directors, officers and employees have committed to conduct business in accordance with the highest ethical standards. This code sets out the principles to which all directors, officers and employees of the Company are expected to adhere in meeting these standards.

Conflicts of interest

Company directors, officers and employees have an obligation to promote the best interests of the Company at all times. They should avoid any action which may involve a conflict of interest with the Company. Directors, officers and employees should not have any undisclosed, unapproved financial or other business relationships with suppliers, customers or competitors that might impair the independence of any judgement they may need to make on behalf of the Company. Conflicts of interest would also arise if a director, officer or employee, or member of his or her family, receives improper personal benefits as a result of his or her position in the Company. Where conflicts of interest arise, directors, officers and employees must provide full disclosure of the circumstances and refrain from participating in any related decision making process. Directors, officers and employees must also avoid apparent conflicts of interest which occur where a reasonable observer might conclude there is a conflict of interest and, therefore, a loss of objectivity in their dealings on behalf of the Company.

Compliance with laws

Directors, officers and employees of the Company must respect and follow the laws and regulations of the countries in which the Company conducts business.

Disclosure

In accordance with the Company’s continuous disclosure obligations, financial communications and reports will be delivered in a manner that facilitates the highest degree of clarity of content and meaning so users will be able to determine their significance and consequence. Furthermore, any director, officer or employee in possession of material information must not disclose such information before its public disclosure and must take steps to ensure that the Company complies with its continuous disclosure obligations.

Compliance with code of ethics

If employees have knowledge or are suspicious of any non-compliance with any section of this code or are concerned whether circumstances could lead to a violation of this code, they should discuss the situation with their immediate supervisor. The Company Secretary may also be contacted for advice and, if the circumstances are such that it would be inappropriate to involve the immediate supervisor, the employees should contact the Company Secretary directly. The Company will not allow any retaliation against a director, officer or employee who acts in good faith in reporting any such violation or suspected violation. If directors and executive officers have knowledge or are suspicious of any noncompliance with any section of this code or are concerned whether circumstances could lead to a violation of this code, they should discuss the situation with the Chairman of the Company.