Form 40-F
period 2005-12-31
MINEFINDERS CORP LTD.
filed 2006-04-03
CIK 926479

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 40-F

[    ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005 Commission File Number: 001-29382

MINEFINDERS CORPORATION LTD.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Ontario, Canada

(Province or other jurisdiction of incorporation or organization)

1000

(Primary Standard Industrial Classification Code Number)

N/A

(I.R.S. Employer Identification Number)

2288 – 1177 West Hastings Street
Vancouver, British Columbia
Canada V6E 2K3
(604) 687-6263

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation

111 Eighth Avenue, 13 Floor

New York, NY  10011; Telephone: (212) 894-8940

(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class    Name of each exchange on which registered

Common Shares, without par value    The American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

For annual reports, indicated by check mark the information filed with this Form:

[ X ] Annual information form  [ X ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  The registrant had 36,641,841 common shares issued and outstanding at December 31, 2005.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

YES                                                                               NO    X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES    X                                                                           NO

EXPLANATORY NOTE

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

The Company prepares its consolidated financial statements in accordance with Canadian GAAP and reconciled to U.S. GAAP.  Unless otherwise indicated, all dollar amounts in this report are in United States dollars.  The exchange rate of Canadian dollars into United States dollars, on December 30, 2005, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN$1.1656.

FORWARD-LOOKING STATEMENTS

This annual report and the exhibits attached hereto contain forward-looking statements concerning the Company’s plans at its properties, plans related to its business and other matters.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.”  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

•

The Company’s ability to generate revenue from operations, or to continue to raise funds through other sources for the further exploration and development of its properties, will be highly dependent on the price of gold, which has a history of wide fluctuation.

•

The Company is in the business of exploring, developing, and operating natural resource properties, which by its nature involves a significant amount of risk.  Discrepancies between actual and estimated reserves, and between estimated and actual metallurgical recoveries for the Company may have significant financial impact.

•

All of the Company’s operations are subject to environmental regulation which can make operations expensive or prohibit them altogether.

•

There may be challenges to the title of the Company’s properties which, if successful, could impair its development and/or operations.

•

The Company’s Dolores Property is located in Mexico and is subject to risks specific to Mexico, including potential political or economic instability that may affect the Company’s ability to operate.  Currency fluctuations may also impact the Company’s profitability.

•

There are a number of outstanding securities and agreements pursuant to which Common Shares of the Company may be issued in the future.  This would result in dilution to the Company’s shareholders.

•

The Company operates in a competitive industry and competes with other more well established companies which have greater financial resources than the Company.

•

Operations in which the Company has an interest will be subject to all of the hazards and risks normally incidental to exploring, developing and operating natural resources, any of which could result in work stoppages, damage to persons or property and possible environmental damage.

•

The Company depends on a number of key employees, the loss of any one of whom could have an adverse effect on the Company.

•

If the Company should require additional funds for exploration and development of its properties, which is likely, it would have to seek equity and/or debt financing which may not be available.

Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this Registration Statement.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements were made.  The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinion change.

NOTE TO UNITED STATES READERS-

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States.  The Company prepares its financial statements, which are filed with this report on Form 40-F in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards.  They may not be comparable  to financial statements of the United States companies.  Significant differences between Canadian GAAP and United States GAAP are described in Note 9 of the comparative audited consolidated financial statements of the Company.

RESOURCE AND RESERVE ESTIMATES

The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’ (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Industry Guide 7 under the Securities Act of 1933.  The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7.  Under SEC Guide 7 standards, a “Final” or “Bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder

ANNUAL INFORMATION FORM

The Company’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2005 is filed as Document 1 and incorporated by reference in this report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended December 31, 2005 and 2004, including the report of the auditors with respect thereto, are filed as Document 2 and incorporated by reference in this report on Form 40-F.  For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 9 to the Company’s audited consolidated financial statements.

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis (“MD&A”) is filed as Document 3 and incorporated by reference in this report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 14(c) and Rule 15d – 14(c) under the Securities Exchange Act of 1934.  Based on that evaluation the CEO and the CFO have concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files or submits to the Securities & Exchange Commission is recorded, processed, summarized and reported within the time periods required.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CORPORATE GOVERNANCE

The Company’s Board of Directors functions as the Company’s Compensation Committee and  Nominating Committee and is responsible for the Company’s Corporate Governance policies.

Compensation

Compensation of the Company’s Chief Executive Officer and all other officers is recommended to the board for determination by a majority of the Company’s independent directors.  The Board’s independent directors develop, review and monitor director and executive compensation and policies, and are also responsible for annually reviewing the adequacy of compensation for directors and others, and the composition of the compensation packages.  The Company’s Chief Executive Officer cannot be present during the deliberations or vote.

Nominating Committee

Nominees for the election to the Board of Director are recommended by a majority of the Company’s independent directors.  The Company has adopted a formal written board resolution addressing the nomination process and such related matters as may be required under federal securities laws.

AUDIT COMMITTEE

Audit Committee

The Company has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Company’s Audit Committee, is comprised of Robert L. Leclerc, James Martin Dawson and H. Leo King, all of whom, in the opinion of the directors, are independent (as determined under Rule 10A-3 of the Exchange Act) and are financially literate.

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

The full text of the Audit Committee Charter is attached to the Company’s AIF (filed as Document 1 and incorporated by reference in this report on Form 40-F) as an Appendix.

Audit Committee Financial Expert

The board of directors has not designated an “audit committee financial expert” within the meaning of applicable U.S. securities regulation.  Each member of the Audit Committee is financially literate, and the Board has determined that Mr. Leclerc is financially sophisticated based on his experience as the chief executive officer of a large law firm (1993 to 1996) and of a company whose shares were listed and traded in the United States and Canada (1997 to 2003) was ultimately responsible for the activity and authority conferred on the chief financial officers who reported to him.  However, Mr. Leclerc did not assume an active role in supervising others engaged in the preparation, audit, analysis or evaluation of financial statements.  Mr. Leclerc has no accreditation to perform such work.

The Board has determined that the experience of the members of the Audit Committee, as directors of publicly traded companies, is sufficient to ensure compliance with requisite regulatory requirements.  The need to add an audit committee financial expert will be monitored as the Company grows and its financial reporting and internal control challenges increase.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The following table shows the aggregate fees billed to the Company by BDO Dunwoody LLP, Chartered Accountants, its external auditor, in each of the last two years.

Audit Fees	2005	2004
Audits of the Company’s consolidated financial statements meetings with the Audit Committee and management in respect of quarterly filings, consulting and accounting standards and transactions, issuance of consent in connection with Canadian and US securities filings.	$61,113	$71,979
Tax fees
Tax compliance, taxation advice and tax planning for international operations	14,185	3,815
All other fees	-	-
	$75,298	$75,794

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors.  The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to the Company by its independent auditors is that all such services shall be pre-approved by the Audit Committee.  Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved.  In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.  Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services, performed by the Company’s auditor, for the fiscal year ended December 31, 2005, have been pre-approved by the Audit Committee of the Company.  No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics for all its directors, executive officers and employees, which was previously filed as Exhibit 14 to the Company’s annual report on Form 40-F for the year ended December 31, 2004, filed with the Securities and Exchange Commission on March 29, 2005.  Exhibit 14 of the Company’s annual report on Form 40-F for the year ended December 31, 2004 is hereby incorporated herein by reference, and is available to any person, without charge, by written request to the Company at its principal executive office in Vancouver, BC, Canada.

All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Company’s web site, submitted on Form 6-K and provided in print to any shareholder who requests them.  The Company’s website is located at www.minefinders.com.

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2005 information with respect to the Company’s known contractual obligations.

Contractual Obligations	Payments Due by Period
	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years
Long-Term Debt Obligations(1),	$350,000	$100,000	$200,000	$50,000	--
Capital Lease Obligations	--	--	--	--	--
Operating Leases(2),	$150,000	$50,000	$100,000	--	--
Contingent Royalty Payments(3)	--	--	--	--	--
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under Canadian GAAP	--	--	--	--	--
TOTAL	$500,000	$150,000	$300,000	$50,000	--

(1)

 Payments in respect of the Dolores Property, which the Company expects to make; and other property payments that are at the discretion of the Company.

(2)

Includes existing leases without extensions

(3)

Royalty payments on the Dolores Property consisting of net smelter payments of 3.25% on gold and 2% on silver. Net revenues cannot be quantified until the project reaches production

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2005 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Shareholder Meeting Quorum Requirement:  The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock.  In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws.  The Company’s quorum requirement is set forth in its Memorandum and Articles.  A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

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

In addition, we may from time-to-time seek relief from AMEX corporate governance requirements on specific transactions under Section 110 of the AMEX Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, we shall make the disclosure of such transactions available on our website at www.minefinders.com.  Information contained on our website is not part of this annual report.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file the Form 40-F arises.

DOCUMENTS FILED AS PART OF THIS REPORT
1.	Annual Information Form of the Company for the year ended December 31, 2005
2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:
Auditors’ Report on Consolidated Financial Statements
Consolidated Balance Sheets as of December 31, 2005 and 2004;
Consolidated Statements of Loss and Deficit for the years ended December 31, 2005, 2004 and 2003;
Consolidated Statements of Mineral Properties and Deferred Exploration Costs
Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003;
Summary of Significant Accounting Policies
Notes to Consolidated Financial Statements
3.	Management Discussion and Analysis
EXHIBITS
99.1	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.3	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.4	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Consent of BDO Dunwoody LLP, Chartered Accountants
99.6	Consent of Kappes, Cassiday and Associates
99.7	Consent of M3 Engineering & Technology Corp.
99.8	Consent of Roscoe Postle Associates Inc.
99.9	Consent of Mark H. Bailey

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

MINEFINDERS CORPORATION LTD.

By: “Mark H. Bailey                                .

Name:

Mark H. Bailey

Title:

President and Chief Executive Officer

Date: March 30, 2006