Form 40-F/A
period 2005-12-31
MINEFINDERS CORP LTD.
filed 2006-04-18
CIK 926479

(1)(1)U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 40-F/A

Amendment No.1

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

YES    X                                                                           NO

EXPLANATORY NOTE

Minefinders Corporation Ltd. (the “Company” or the “Registrant”) is filing this Amendment No.1 to its annual report on Form 40-F for the year ended December 31, 2005, to file the Company’s Revised Annual Information Form, Document 1 of this Amendment No.1, which replaces in its entirety the Company’s Annual Information Form previously included in the Company’s Form 40-F filed on March 31, 2006, and a corrected Management Discussion and Analysis, Document 3  of this Amendment No. 1, which replaces in its entirety the Management Discussion and Analysis previously included in the Company’s Form 40-F filed on March 31, 2006.  The Company is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934 (the “1934 Act”) on Form 40-F.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act and in Rule 405 under the Securities Act of 1933.  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the 1934 Act pursuant to Rule 3a12-3.

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

The Company’s Revised Annual Information Form (“AIF”) for the fiscal year ended December 31, 2005 is filed as Document 1 in this Amendment No.1 on Form 40-F/A.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended December 31, 2005 and 2004, including the report of the auditors with respect thereto, were filed as Document 2 in the Company’s Form 40-F on March 31, 2006 and are incorporated by reference in this Amendment No.1 on Form 40-F/A.  For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 9 to the Company’s audited consolidated financial statements.

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis (“MD&A”) is filed as Document 3 in this Amendment No. 1 on Form 40-F/A.

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

The full text of the Audit Committee Charter is attached to the Company’s AIF (filed as Document 1 and incorporated by reference in this report on Form 40-F/A) as an Appendix.

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

DOCUMENTS FILED AS PART OF THIS REPORT
1.	Revised Annual Information Form of the Company for the year ended December 31, 2005
2.	The following audited consolidated financial statements of the Company, was previously filed on Form 40-F on March 31, 2006 and are incorporated as exhibits to and form a part of this Amendment No. 1:
Auditors’ Report on Consolidated Financial Statements
Consolidated Balance Sheets as of December 31, 2005 and 2004;
Consolidated Statements of Loss and Deficit for the years ended December 31, 2005, 2004 and 2003;
Consolidated Statements of Mineral Properties and Deferred Exploration Costs
Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003;
Summary of Significant Accounting Policies
Notes to Consolidated Financial Statements
3.	Management Discussion and Analysis
EXHIBITS
99.1	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.3	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.4	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Consent of BDO Dunwoody LLP, Chartered Accountants
99.6	Consent of Mark H. Bailey
99.7	Consent of M3 Engineering & Technology Corp.
99.8	Consent of Roscoe Postle Associates Inc.
99.9	Consent of Mark H. Bailey

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

Date: April 12, 2006