Form 40-F
period 2006-12-31
MINEFINDERS CORP LTD.
filed 2007-03-30
CIK 926479

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006	Commission File Number: 001-29382

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: The registrant had 48,022,216 common shares issued and outstanding at December 31, 2006.

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

EXPLANATORY NOTE

Minefinders Corporation Ltd. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act . The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to our lack of revenues from operations and our lack of ongoing mining operations;
•

risks related to our lack of history in producing metals from our mineral exploration properties and risks relating to our ability to successfully establish mining operations or profitably produce precious metals;

•	our ability to successfully negotiate agreements with Ejido Huizopa or its members;
•	uncertainty in our ability to fund the development of our mineral properties or the completion of further exploration programs;
•	risks related to differences between U.S. and Canadian practices for reporting resources
•	and reserves;
•	uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that our development activities will result in profitable mining operations;
•

risks related to our reserves and resources figures being estimates based on interpretations and assumptions which may result less mineral production under actual conditions than is currently estimated;

•	changes in the market price of gold, silver, and other minerals which in the past has fluctuated widely and which could affect the profitability of our operations and financial condition;
•	risks related to currency fluctuations;
•	risks related to the inherently dangerous activity of mining, including conditions or events beyond our control;

•	risks related to governmental regulations;
•	risks related to our primary properties being located in Mexico, including political, economic, and regulatory instability;
•	uncertainty in our ability to obtain and maintain certain permits necessary to our current and anticipated operations;
•	risks related to our business being subject to environmental laws and regulations which may increase our costs of doing business and restrict our operations;
•	risks related to our land reclamation requirements for our properties which may be burdensome;
•	uncertainty regarding future requirements that we fund additional reclamation work during
•	the course of our mining activities at the Dolores Project;
•	uncertainty relating to our ability to attract and maintain qualified management to meet the needs of our anticipated growth and risks relating to our ability to manage our growth effectively;
•	risks related to our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
•	risks related to our history of losses, which we may continue to incur in the future;
•	risks related to increased competition that could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future; and
•	risks related to our officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this Annual Report. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

NOTE TO UNITED STATES READERS -

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this report on Form 40-F, in accordance with Canadian generally accepted accounting practices (“GAAP”), and they are subject to Canadian auditing and auditor independence standards. They are not comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 13 of the audited consolidated financial statements of the Company.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 29, 2006, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN$1.1656.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form filed as Exhibit 1 to this Annual Report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’ (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2006 is filed as Exhibit 1 and incorporated by reference in this report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended December 31, 2006, 2005 and 2004 , including the report of the independent auditor with respect thereto, are filed as Exhibit 2 and incorporated by reference in this report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 13 to the Company’s audited consolidated financial statements.

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 3 and incorporated by reference in this report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act).  Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2006 and no material weaknesses were discovered.

As this report is required for U.S. reporting purposes, and the Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act and the Company is not a “large accelerated filer”, the Company’s auditor has not attested to management’s evaluation of internal controls over financial reporting for the year-ended December 31, 2006.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board of Directors” or “Board”) is responsible for the Company’s Corporate Governance policies and has separately designated standing Compensation, Nominating and Technical and Commercial Oversight Committees. The Company’s Board of Directors has determined that all the members of the Compensation, Nominating, and Technical and Commercial Oversight Committees are independent, based on the criteria for independence and unrelatedness prescribed by the Sarbanes-Oxley Act of 2002, section 10A(m)(3) and the American Stock Exchange.

Compensation

Compensation of the Company’s Chief Executive Officer and all other officers is recommended to the Board for determination by the Compensation Committee. The Compensation Committee develops, reviews and monitors director and executive compensation and policies. The Compensation Committee is also responsible for annually reviewing the adequacy of compensation for directors and others and the composition of compensation packages. The Company’s CEO cannot be present during the Committee’s deliberations or vote.

Nominating Committee

Nominees for the election to the Board of Directors are recommended by the Nominating Committee. The Nominating Committee’s responsibilities include considering annually the size and composition of the Board and the qualifications of incumbent directors and recommending to the Board such changes as it sees fit; identifying and recommending, annually, qualified persons to be nominated for election or re-election to the Board; reviewing changes in applicable laws, emerging practices or other initiatives relating to directors or boards of directors; providing orientation programs for new directors and continuing development programs for existing directors; and reviewing annually the functioning of the Committee.

Technical and Commercial Oversight Committee

The responsibilities of the Technical and Commercial Oversight Committee include: considering and evaluating technical studies prepared by or for the Corporation; recommending to the Board annual mine plans and budgets derived from those plans; evaluating long-term mine plans; and reviewing the impact of proposed changes in applicable laws, emerging practices and other technical initiatives in the mining industry.

AUDIT COMMITTEE

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Company’s Audit Committee comprises of Robert L. Leclerc, James Martin Dawson and H. Leo King, all of whom, in the opinion of the Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the American Stock Exchange) and are financially literate.

Mr. R.L. Leclerc is a lawyer, and was the chief executive officer of a large law firm from 1993 to 1996. From 1997 to 2003 he was chief executive officer of a public company that was in the business of mining precious metals, and was listed for trading in Canada and the U.S.A. In those capacities he was ultimately responsible for the activity and authority of the chief financial officers who reported to him, and for the implementation and maintenance of internal control systems and for compliance with the required public reporting.

Mr. J.M. Dawson has been a professional consulting geologist for over thirty years, and has been a director of public companies in the mineral resource industry for almost twenty years. He has also managed his own consulting geological firm for many years. In these capacities he has acquired a knowledge and understanding of the financial issues and accounting principles that are relevant in assessing the Company’s financial disclosures and internal control systems.

Mr. H.L. King is also a professional geologist who has nearly twenty years of experience in senior executive positions within the base and precious metals mining industry. He is the president and a director of a public company, and his responsibilities have included the operation of internal control systems and compliance with public financial disclosure requirements. In discharging these responsibilities Mr. King has acquired the requisite skill and knowledge in understanding the accounting principles, and their application, adopted by this Company in its financial disclosures.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board of Directors.

The Audit Committee meets with the President and CEO and the CFO of the Company and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the auditors to be appointed. In addition, the Committee reviews and recommends to the Board of Directors for approval the annual financial statements, the Management Discussion and Analysis, and undertakes other activities required by regulatory authorities.

The full text of the Audit Committee Charter is attached to the Company’s AIF (filed as Exhibit 1 and incorporated by reference in this report on Form 40-F) as an Appendix.

Audit Committee Financial Expert

The Board of Directors has not designated an “audit committee financial expert” within the meaning of applicable U.S. securities regulation. Each member of the Audit Committee is financially literate, and the Board of Directors has determined that Mr. Leclerc is financially sophisticated based on his experience as the chief executive officer of a large law firm (1993 to 1996) and of a company whose shares were listed and traded in the United States and Canada (1997 to 2003). Mr. Leclerc was ultimately responsible for the activity and authority conferred on the chief financial officers who reported to him. However, Mr. Leclerc did not assume an active role in supervising others engaged in the preparation, audit, analysis or evaluation of financial statements. Mr. Leclerc has no accreditation to perform such work.

The Board of Directors has determined that the experience of the members of the Audit Committee, as directors of publicly traded companies, is sufficient to ensure compliance with requisite regulatory requirements. The need to add an audit committee financial expert will be monitored as the Company grows and its financial reporting and internal control challenges increase.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITOR

The following table shows the aggregate fees billed to the Company by BDO Dunwoody LLP, Chartered Accountants, its external auditor, in each of the last two years.

Audit Fees	2006	2005
Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual consolidated financial statements, review of quarterly consolidated financial statements and services provided for statutory and regulatory filings or engagements, including fees of $152,332 for services in connection with a public offering of common shares and an issue of convertible notes during 2006 (2005 - $nil).	$211,060	$61,113
Tax fees
Tax compliance, taxation advice and tax planning for international operations	20,716	14,185
All other fees	-	-
	$231,776	$75,298

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditor. The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to the Company by its independent auditor is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditor. Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2006 have been pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics for all its directors, executive officers and employees, which was previously filed as Exhibit 14 to the Company’s annual report on Form 40-F for the year ended December 31, 2004, filed with the SEC on March 29, 2005. Exhibit 14 of the Company’s annual report on Form 40-F for the year ended December 31, 2004 is incorporated herein by reference, and is available to any person, without charge, by written request to the Company at its principal executive office in Vancouver, British Columbia, Canada.

All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Company’s web site, submitted on Form 6-K and provided in print to any shareholder who requests them. The Company’s website is located at www.minefinders.com.

CONTRACTUAL OBLIGATIONS

The information provided under the heading “Management’s Discussion and Analysis — Capital Resources and Liquidity ” contained in Exhibit 3 as filed with this annual report on Form 40-F contains our disclosure of contractual obligations and is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2006 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Shareholder Meeting Quorum Requirement: The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Articles and bylaws. A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

Proxy Delivery Requirement: AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Company may from time-to-time seek relief from AMEX corporate governance requirements on specific transactions under Section 110 of the AMEX Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on the Company’s website at www.minefinders.com. Information contained on its website is not part of this annual report.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file the Form 40-F arises.

EXHIBITS
1.	Annual Information Form of the Company for the year ended December 31, 2006
2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:
Auditors’ Report on Consolidated Financial Statements
Consolidated Balance Sheets as of December 31, 2006 and 2005;
Consolidated Statements of Loss and Deficit for the years ended December 31, 2006, 2005 and 2004;
Consolidated Statements of Properties, Development and Deferred Exploration Costs for the years ended December 31, 2006, 2005 and 2004;
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004;
Summary of Significant Accounting Policies
Notes to Consolidated Financial Statements (which includes a reconciliation with United States GAAP)
3.	Management Discussion and Analysis
CERTIFICATIONS
4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
CONSENTS
8.	Consent of BDO Dunwoody LLP, Chartered Accountants
9.	Consent of Mark H. Bailey
10.	Consent of Scott Wilson, Roscoe Postle Associates, Inc (formerly Roscoe Postle Associates, Inc.)
11.	Consent of David. W. Rennie

12.	Consent of Stewart Wallis
13.	Consent of Kappes, Cassiday & Associates
14.	Consent of Snowden Mining Industry Consultants
15.	Consent of Phil Morriss

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

MINEFINDERS CORPORATION LTD.

By:	/s/ Mark H. Bailey
Name:	Mark H. Bailey
Title:	President and Chief Executive Officer
Date:	March 30, 2007

EXHIBIT 1

MINEFINDERS CORPORATION LTD.

ANNUAL INFORMATION FORM

Year ended December 31, 2006

March 21, 2007

TABLE OF CONTENTS

GLOSSARY AND DEFINED TERMS	i
NOTE REGARDING FORWARD-LOOKING STATEMENTS	v
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	1
INCORPORATION OF FINANCIAL STATEMENTS AND MD&A	1
REFERENCE INFORMATION	1
CORPORATE STRUCTURE	2
GENERAL DEVELOPMENT OF THE BUSINESS	3
Exploration and Development	3
Financing	4
DESCRIPTION OF THE BUSINESS	4
Overview	4
PRINCIPAL PROPERTY – THE DOLORES PROPERTY	5
Summary of Project Economics	6
Summary of Capital and Operating Costs	6
Summary of Project Production	7
Summary of Metallurgy	8
Summary of Sensitivity Analysis	8
Description and Location	9
Dolores Property Exploitation Concessions	10
Accessibility, Climate, Local Resources, Infrastructure and Physiography	12
History	12
Geology	13
Exploration	13
Drilling	14
Mineralization	16
Sampling and Analysis	17
Mineral Resource and Mineral Reserve Estimates	18
New Mineral Resource Estimates	20
New Mineral Reserve Estimates	23
Proposed Budget 2007	25
NORTHERN SONORA PROPERTIES	25
Description and Location	25
Climate, Accessibility, Local Resource Infrastructure and Physiography	26
Nature of Transport	28
Sampling and Integrity of Samples	28
La Bolsa Property	28
Planchas de Plata and Real Viejo Property	29
PROPERTY INTERESTS IN THE UNITED STATES	31
SPECIALIZED SKILL AND KNOWLEDGE	31
ENVIRONMENTAL PROTECTION	32
NUMBER OF EMPLOYEES	32
COMPETITION	32
RISK FACTORS	32
DIVIDEND RECORD AND POLICY	42
MANAGEMENT’S DISCUSSION AND ANALYSIS	42
CAPITAL STRUCTURE	43
MARKET FOR SECURITIES	44
DIRECTORS AND OFFICERS	45
Shareholdings of Directors and Officers	46
Conflicts of Interest	46
AUDIT COMMITTEE	47
TRANSFER AGENT AND REGISTRAR	48
MATERIAL CONTRACTS	48
INTERESTS OF MANAGEMENT AND EXPERTS	48
ADDITIONAL INFORMATION	48
CHARTER OF THE AUDIT COMMITTEE	49

GLOSSARY AND DEFINED TERMS

The following is a glossary of certain mining terms used in this Annual Information Form.

Adit	A horizontal passage from the surface into the mine, also called a tunnel.
Adularization	Potassic alteration, introduction or replacement by adularia.
Anomaly	A geological feature distinguished by geophysical or geochemical means, which is different from the general surroundings and is often of potential economic value.
Breccia	A coarse–grained clastic rock composed of angular broken fragments.
Cretaceous	The final period of the Mesozoic era (after the Jurassic and before the Tertiary period), that covered the span of time between 65 and 144 million years ago.
CIM	The Canadian Institute of Mining, Metallurgy and Petroleum.
CIM Standards	The CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council from time to time.
Dome	A circular or elliptical uplift, typically volcanic in origin.
Epithermal	Hydrothermal mineral deposit formed within one kilometer of the earth’s surface, in the temperature range of 50–200°C.
Gram	0.0321507 troy ounces.
gpt	Grams per tonne.
Graben	An elongate downfaulted basin.
Horst	An elongate block of upfaulted rock.
Hydrothermal	Processes associated with heated or superheated water, especially mineralization or alteration.
Igneous Rock	Rock which formed directly by crystallization from magma.
Interbedded	Beds laid between or alternating with others of different character.
Intrusive	The process of, and rock formed by, intrusion.
Jurassic	The middle period of the Mesozoic era, above the Triassic and below the Cretaceous, that covered the span of time between 200 and 145 million years ago.
Lithology	The description of rocks in hand specimen and in outcrop, relative to such characteristics as color, mineralogic composition, and grain size.
Mesozoic	The era of geologic time above the Paleozoic and below the Cenozoic, approximately from 245 to 65 million years ago.
Metamorphic	Affected by physical, chemical, and structural processes imposed by depth in the earth’s crust.
Metasediment	Metamorphic rock of sedimentary origin.
Mineral Reserve Probable Mineral Reserve Proven Mineral Reserve

THE TERMS "MINERAL RESERVE", "PROVEN MINERAL RESERVE", AND "PROBABLE MINERAL RESERVE" USED IN THIS ANNUAL information form ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101 - STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS (“NI 43-101”). NI 43-101 ADOPTS THE MEANINGS ASCRIBED TO THESE TERMS IN THE CIM STANDARDS.

i

mineral Reserves are SUB-DIVIDED IN ORDER OF INCREASING CONFIDENCE inTO PROBABLE MINERAL RESERVES AND PROVEN MINERAL RESERVES.

Under the CIM Standards, a “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

IN THE UNITED STATES, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Probable Mineral Reserve: Under the CIM Standards, a “Probable Mineral Reserve” is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

The definition for "probable MINERAL reserves" under THE CIM standards differs from the standards in the United States, where probable reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that USED FOR proven reserves (under United States standards), but the sites for inspection, sampling and measurement are further apart or are otherwise less adequately spaced, and the degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Proven Mineral Reserve: Under the CIM Standards, a “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

The definition for "proven mineral reserves" under THE CIM standards differs from the standards in the United States, where proven or measured reserves are defined as reserves fOR which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (B) the sites for inspection, sampling and measurement are spaced so closely and the geoLOgic character is so WEll defined that size, shape, depth and mineral content of reserves are WEll established.

ii

Mineral Resource, Inferred Mineral Resource Indicated Mineral Resource Measured Mineral Resource

THE TERMS “MINERAL RESOURCE”, “INFERRED MINERAL RESOURCE”, “INDICATED MINERAL RESOURCE”, AND “MEASURED MINERAL RESOURCE” USED IN THIS ANNUAL INFORMATION FORM ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NI 43-101 WHICH ADOPTS THE MEANINGS ASCRIBED TO THESE TERMS BY THE CIM STANDARDS. THEY ARE NOT DEFINED TERMS UNDER UNITED STATES STANDARDS AND MAY NOT GENERALLY BE USED IN DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BY US COMPANIES. AS SUCH, INFORMATION CONTAINED IN THIS ANNUAL INFORMATION FORM CONCERNING DESCRIPTIONS OF MINERALIZATION AND RESOURCES MAY NOT BE COMPARABLE TO INFORMATION MADE PUBLIC BY US COMPANIES SUBJECT TO THE REPORTING AND DISCLOSURE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

Under the CIM Standards, a “Mineral Resource” is a concentration or occurrence of diamonds, natural, solid, inorganic material, or natural solid or fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

Inferred Mineral Resource: Under CIM Standards, an “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource: Under CIM Standards, an “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource: Under CIM Standards, a “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

iii

Mineralization

A mineralized body which has been intersected by sufficient closely spaced drill holes and/or sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration-development work. This mineralized body does not qualify as a commercially mineable ore body, as prescribed under the US Securities and Exchange Commission (“SEC”) standards, until a final and comprehensive economic, technical and legal feasibility study based upon the test results is concluded and supports Proven/Probable Reserves.

Mineralized Deposit

A mineralized body which has been delineated by drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Under SEC standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes economic feasibility.

NI 43-101	National Instrument 43-101 Standards of Disclosure for Mineral Projects.
Opt	Troy ounces per ton.
Ore	Naturally occurring material from which minerals of economic value can be extracted at a profit.
Ounce or oz.	One ounce troy measure ( 31.10348 grams).
Paleozoic	The era of geologic time from 570 to 245 million years ago, from the end of the Precambrian to the beginning of the Mesozoic.
Placer	A surficial mineral deposit formed by mechanical concentration of mineral particles from weathered debris.
Porphyry	An igneous rock characterized by visible crystals in a fine–grained matrix.
Resistivity	A geophysical technique which measures the electrical resistivity between a set of spaced electrodes to generate a profile of subsurface geology.
Sedimentary Rock	Rock formed by the process of erosion and deposition.
Sericitization	A hydrothermal or metamorphic alteration process involving the introduction of, or replacement by, sericite muscovite.
Silicification

Alteration process involving the introduction of, or replacement by, silica, generally resulting in the formation of fine–grained quartz, chalcedony or opal, which may fill pores and replace existing minerals.

Stockwork	A three–dimensional network of closely spaced planar to irregular veinlets.
Tertiary	The first period of the Cenozoic, after the Cretaceous and before the Quatenary, beginning about 65 million years ago.
Tonne	1,000 kilograms or 1.1023 short tons.
tpd	Tonnes per day.
Tuff	Consolidated or cemented volcanic ash. Sometimes used as a general term for all consolidated pyroclastic rocks.
Volcaniclastic	Refers to fragments derived from volcanic sources (which may be transported some distance from their place of origin.)
iv

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form (“AIF”) and the documents incorporated by reference into this AIF contain forward-looking statements, within the meaning of securities legislation and the United States Private Securities Litigation Reform Act of 1995, about the Company’s plans to develop and construct the Dolores project and complete exploration programs on its other projects and its estimated reserves, resources, production, capital costs and operating and cash flow estimates and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserves and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if a property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as ‘‘expects,’’ ‘‘anticipates,’’ ‘‘plans,’’ ‘‘projects,’’ ‘‘estimates,’’ ‘‘assumes,’’ ‘‘intends,’’ ‘‘strategy,’’ ‘‘goals,’’ ‘‘objectives,’’ ‘‘potential’’ or variations thereof or stating that certain actions, events or results ‘‘may,’’ ‘‘could,’’ ‘‘would,’’ ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be ‘‘forward-looking statements.’’ Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to the Company’s lack of revenues from operations and its lack of ongoing mining operations;

•

risks related to lack of history in producing metals from the Company’s mineral exploration properties and risks relating to the Company’s ability to successfully establish mining operations or profitably produce precious metals;

•	the Company’s ability to successfully negotiate agreements with Ejido Huizopa or its members;

•	uncertainty in the Company’s ability to fund the development of its mineral properties or the completion of further exploration programs;

•	risks related to differences between US and Canadian practices for reporting resources and reserves;

•	uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that the Company’s development activities will result in profitable mining operations;

•

risks related to the Company’s reserves and resources figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated;

•	changes in the market prices of gold, silver and other minerals which in the past have fluctuated widely and which could affect the profitability of the Company’s operations and financial condition;

•	risks related to currency fluctuations;

•	risks related to the inherently dangerous activity of mining, including conditions or events beyond the Company’s control;

•	risks related to governmental regulations;

•	risks related to the Company’s primary properties being located in Mexico, including political, economic and regulatory instability;

•	uncertainty in the Company’s ability to obtain and maintain certain permits necessary to its current and anticipated operations;

v

•	risks related to the Company’s business being subject to environmental laws and regulations which may increase its costs of doing business and restrict its operations;

•	risks related to the Company’s land reclamation requirements which may be burdensome;

•	uncertainty regarding future requirements to fund additional reclamation work during the course of the Company’s mining activities at the Dolores project;

•	uncertainty relating to the Company’s ability to attract and maintain qualified management to meet the needs of its anticipated growth, and risks relating to its ability to manage growth effectively;

•	risks related to the Company’s mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;

•	risks related to the Company’s history of losses, which may continue in the future;

•

risks related to increased competition that could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future; and

•	risks related to the Company’s officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. A discussion of these and other factors that may affect the Company’s actual results, performance, achievements or financial position is contained in “Risk Factors” and elsewhere in this AIF and in the documents incorporated and deemed to be incorporated herein.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as may be required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

vi

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Effective January 1, 2004, the Company adopted the US dollar as its reporting currency. This AIF contains references to both US dollars and Canadian dollars. All dollar amounts, unless otherwise indicated, are expressed in US dollars and Canadian dollars are referred to as “CDN$”.

The annual high, low, average and end of period exchange rates for the US dollar in terms of Canadian dollars for each of the periods indicated, being the rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, were as follows:

Corporation’s Fiscal Year Ended December 31
	2006	2005	2004	2003	2002
High	$1.1726	$1.2703	$1.3970	$1.5750	$1.6049
Low	$1.0989	$1.1507	$1.1775	$1.2923	$1.5190
Average	$1.1340	$1.2115	$1.3017	$1.3916	$1.5702
Period End	$1.1652	$1.1656	$1.2034	$1.2923	$1.5800

On March 21, 2007, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was US $1.00 equals CDN$1.1578.

INCORPORATION OF FINANCIAL STATEMENTS AND MD&A

The audited consolidated financial statements of the Company include its consolidated balance sheets as at December 31, 2006 and 2005 and the consolidated statements of loss and deficit, of cash flows, and of properties, development and deferred exploration costs of the Company for the years ended December 31, 2006, 2005 and 2004, together with the notes thereon and summary of significant accounting policies. They have been filed with Canadian securities regulatory authorities on SEDAR (available at www.sedar.com), and are incorporated by this reference into the AIF. Also incorporated by reference into this AIF is Management’s Discussion and Analysis (“MD&A”) dated March 12, 2007, which has also been filed with Canadian securities regulatory authorities on SEDAR (available at www.sedar.com). All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Differences between Canadian and US GAAP pertaining to the Company are described in Note 13 to its 2006 consolidated financial statements.

REFERENCE INFORMATION

Unless otherwise noted or the context otherwise indicates, “Corporation” refers to Minefinders Corporation Ltd. alone, and “ Company”, “it” and “its” refers to Minefinders Corporation Ltd. and its subsidiaries.

Unless otherwise noted, the information contained in this AIF is given as of December 31, 2006.

All documents referred to in this document as having been filed on SEDAR are available at www.sedar.com.

CORPORATE STRUCTURE

The Corporation was incorporated by articles of incorporation under the Business Corporations Act (Ontario) on February 4, 1975, under the name “Twentieth Century Explorations Inc”.

Its articles were amended on May 10, 1979 to change its name from “Twentieth Century Explorations Inc.” to “Minefinders Corporation Ltd.” to consolidate 3,075,445 issued shares without par value into 615,089 issued shares; and to increase the authorized capital of the Corporation to 3,000,000 shares without par value. The articles were further amended on August 25, 1989 to change the authorized capital to an unlimited number of shares; on September 21, 1995 to change the number of directors from a fixed Board consisting of five directors to a minimum number of three and a maximum number of nine directors; and on July 3, 1997 to remove the restrictions on business that the Corporation may carry on or the powers that it may exercise.

On June 16, 2005 the Corporation adopted a new By-law No. 7 under the Business Corporations Act (Ontario), which is more in keeping with current corporate laws, securities regulation and business practices. All prior by-laws were repealed.

By-law No. 7 is in most material respects the same as the previous By-law. The most significant change is an increase in the quorum requirement at a meeting of shareholders, from two persons present in person (each being a shareholder entitled to vote at such a meeting or a duly appointed proxy holder for an absent shareholder so entitled), to two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

By-law No. 7 is attached to the Management Information Circular dated April 18, 2005 as Schedule “B”, and may be found on SEDAR at www.sedar.com or obtained from the Secretary at the address given in the following paragraph.

The Corporation’s head and principal office is located at 2288 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 2K3. The Corporation’s registered and records office is located at Suite 3800 – 200 Bay Street, Toronto, Ontario, Canada M5J 2Z4. The Company maintains an exploration office in Reno, Nevada, United States of America, an operations office in Chihuahua, Mexico, and is constructing an 18,000 tonnes per day open pit heap-leach mine and processing plant in the State of Chihuahua, Mexico.

The following table names each subsidiary of the Corporation, the jurisdiction of its incorporation and the Corporation’s direct or indirect percentage ownership.

Name	Place of Incorporation	Percentage Ownership
Compañía Minera Dolores, S.A de C.V.	Mexico	100%
Minera Minefinders, S.A. de C.V.	Mexico	100%
Servicios Mineros Sierra, S.A. de C.V.	Mexico	100%
Minefinders (USA.) Inc.	Nevada	100%

The Company’s operations in Mexico and the USA are conducted through these subsidiaries.

The Corporation is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Newfoundland and Labrador, Nova Scotia and Prince Edward Island. The Corporation’s common shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “MFL” and on the American Stock Exchange (“AMEX”) under the symbol “MFN”.

GENERAL DEVELOPMENT OF THE BUSINESS

The Company is in the business of exploration and development of precious and base metal properties. Interests in these properties are held directly and indirectly through exploration and exploitation concessions, leases, options and working interests. The Company’s properties are located in Mexico and the USA. The Company’s principal and only material mineral property interest is the Dolores property located in Chihuahua, Mexico on which a feasibility study has been concluded. The Company also has property interests in Sonora, Mexico (the “Northern Sonora Properties”). The Northern Sonora Properties include the La Bolsa gold deposit, Real Viejo silver prospect and the Planchas de Plata silver prospect, each at various stages of exploration. The Company’s other mineral property interests are in the USA.

Exploration and Development

In June 2002, the Company initiated a drilling program designed to bring the Dolores property to final feasibility and lead to a production decision. This drilling program was expanded in 2003 through 2006 to include condemnation and geotechnical drilling. Since initiating drilling in 1996 through the period ended December 31, 2006, the Company completed a total of 511 diamond core holes and 328 reverse circulation (“RC”) drill holes, a total of more than 200,000 meters. Other activities on the Dolores property included additional geological mapping and sampling, road construction, initiating the community relocation program and, since April 2006, construction of an 18,000 tonnes per day, heap-leach, gold and silver mine. Using drilling data gathered to October, 2004, an audited independent technical report on “Mineral Resources Estimate for the Dolores Property”, available on SEDAR at www.sedar.com, was completed in November 2004 (see “Principal Property – The Dolores Property”). This report is the basis for all reserve calculations to date, and of the current mine plan for initial operations.

The Company commissioned an independent feasibility study from Kappes, Cassiday & Associates (“KCA”). The study (the “feasibility study” or the “KCA Report”) is entitled “Technical Report For the Dolores Heap Leach Project In Mexico”, is dated April 11, 2006, and is available on SEDAR at www.sedar.com. Based on interim conclusions made available to the Company, on February 23, 2006 the Board of Directors of Minefinders Corporation Ltd. approved the construction, by its wholly-owned subsidiary Compañía Minera Dolores S.A. de C.V., of a conventional open pit heap leach mine and processing plant at an approximate cost of $132 million, subject to the obtaining of all necessary permits and the required funding (see “Principal Property – The Dolores Property”). In April, 2006 the Company was able to access equity markets for substantially more capital than had been expected, and in October issued convertible notes to complete the necessary financing of the project. The bank project finance that had been proposed in late 2005 was not required, and those arrangements were cancelled.

Development and construction at Dolores began in the second quarter of 2006, and production is expected to commence in the third quarter of 2007.

In April 2006, the Company completed an internal update of the resource model (see news release dated April 25, 2006, filed on SEDAR on May 1, 2006, and the SEDAR filing of the NI 43-101 technical report) that incorporated all drilling results completed through 2005. This revised resource model estimated 118 million tonnes grading 0.80 gpt gold and 39.1 gpt silver in the measured and indicated categories.

In July 2006, the Company updated its estimated reserve base (reported in a news release dated July 25, 2006 and available on SEDAR), to 2.45 million ounces of gold and 127.9 million ounces of silver. The new reserves are contained in 100.2 million tonnes of proven and probable reserves having an average diluted grade of 0.76 gpt gold and 39.7 gpt silver, using a 0.3 gpt gold equivalent (“AuEq”) cutoff grade, as determined by an updated, fully-engineered, internally generated pit plan. An internal technical report on the mineral reserve update was filed on September 7, 2006 and is available on SEDAR.

In this technical report the Company reported that the fully-diluted reserves at the Dolores project have been re-calculated taking into account a new pit plan that is based upon the Dolores feasibility study, the revised resource estimates reported in the April 25, 2006 news release, and an assumed base case gold price of US $400/oz and silver price of US $7/oz. The proven and probable reserves increased to 2.45 million ounces of gold and 127.9 million ounces of silver (or 4.48 million ounces of gold equivalent using the feasibility study silver/gold ratio of 63:1). This represented an increase of 24.9% in contained gold reserves and an increase of 23.5% in contained silver reserves over the February 2006 feasibility study production estimates.

A new resource model, based on drilling completed through 2006, has been completed and submitted to an independent engineering firm for audit and production of a report compliant with NI 43-101. After receipt of the new independently audited resource model, a new economic and reserve model will be completed. It also will be independently audited prior to production start-up, and an independent report compliant with NI 43-101 will be produced.

Exploration and development drilling activities continued on the Dolores property throughout 2006. The property is open in all directions, and there is significant potential for underground resources to be identified. Additional funds have been allocated to allow further exploration and condemnation drilling to take place in 2007.

Drilling and other exploration work has continued in 2006 on the Northern Sonora properties Planchas de Plata and Real Viejo. Results have been encouraging and further drilling programs will be carried out in 2007. The Company intends to drill on the Gutsy/Buckskin Mountain and Dottie properties in Nevada in 2007.

To maintain a supply of good properties, the Company has budgeted substantial funds for new property acquisitions, and regional exploration programs in areas close to existing properties.

Financing

In the last three years, the Corporation has completed two financings to fund the development and construction of the mine at Dolores.

On April 21, 2006, the Corporation completed an equity financing by issuing 11,000,000 common shares at CDN$8.50 per share for net proceeds of US$78.7 million. The shares issued under this financing were qualified by short form prospectus.

On October 24, 2006, the Corporation completed the issue of $85,000,000 4.5% unsecured convertible senior notes due December 15, 2011, which are convertible into common shares at 91.9118 common shares for each $1,000 principal amount of notes. A total of 7,812,500 common shares are issuable upon conversion, and additional shares may become issuable following the occurrence of certain corporate acts or events. The shares potentially issuable under this financing were qualified by short form prospectus in Canada and the filing of a registration statement in the USA. The net amount realized was $81.55 million.

In addition to interest earned on bank deposits, the Corporation received net proceeds on exercise of stock options of $1,248,000 in 2004; $146,000 in 2005; and $1,160,000 in 2006.

DESCRIPTION OF THE BUSINESS

Overview

The information provided under this caption and under “Principal Property - The Dolores Property” “Northern Sonora Properties” and “Property Interests in the United States” has been prepared by Mark H. Bailey, M.Sc., P.Geo., President & CEO of the Corporation, who is a “qualified person” as defined in NI 43-101. The information under “Principal Property – The Dolores Property” has been derived from reports prepared by other “qualified persons” who are named in that section of this AIF.

The Company is a mining exploration and development company. The Company’s principal and only material property is the Dolores property. The Dolores property contains an economically viable ore body and the Company has commenced construction of a gold and silver mine.

The Company also has property interests in Northern Sonora (which include the La Bolsa deposit, the Real Viejo silver prospect and the Planchas de Plata prospect). The Northern Sonora Properties are without a known body of commercial ore. There is no surface plant or equipment on any of these properties.

Since November 1995, the Company has been actively working on the Dolores property including aerial photos and topography, satellite imagery, road construction and infrastructure development, surface mapping, surface sampling, underground sampling, geophysics, diamond core and reverse-circulation (“RC”) drilling, metallurgical studies, environmental base line studies, initial resource modelling and mine engineering, an environmental impact study and feasibility studies. These efforts have led to the discovery of a major epithermal gold and silver deposit which is now under development as an 18,000 tpd heap leach gold and silver mine. First production is expected in the third quarter of 2007.

Drilling is still ongoing at Dolores to convert resources that are outside the current mine plan into additional surface and/or underground mineable reserves and to condemn areas outlined for the plant and pad facilities.

The Northern Sonora Properties continue to be of interest and further exploration programs are planned for 2007.

In the USA, the Company has maintained its interests in the Gutsy/Buckskin Mountain properties and the Dottie property, in Nevada; in the Oro Blanco property in Arizona; and has acquired the Wickes lode claims in Montana.

In the following discussions on the Company’s several properties and projects, the reader is cautioned that any statements pertaining to the results of an economic analysis of mineral resources that are not mineral reserves do not demonstrate their economic viability.

PRINCIPAL PROPERTY - THE DOLORES PROPERTY

Minefinders Corporation Ltd. has received a bankable-level feasibility study from KCA on its 100% owned Dolores gold and silver deposit in Chihuahua, Mexico. On the basis of this study, in February 2006 the Corporation’s Board of Directors directed management to proceed with the development and construction of an 18,000 tonnes per day open-pit, heap leach mine at Dolores, subject to permits and financing, both of which have now been obtained. Construction is under way, with substantial completion expected by the end of the third quarter of 2007.

The planned operations are entirely conventional. Ore mined in the open pit will be trucked to a three-stage crushing system, and then conveyed to and stacked on permanent pads where it will be leached using a sodium cyanide solution. The resulting solution containing gold and silver will be processed in a standard Merrill-Crowe recovery plant to recover the precious metals for smelting, and transportation to a refinery. The metals will be sold to the refinery or to other participants in the world-wide commodity markets that exist to trade in these metals. No refining or sale contracts have been entered into.

While construction is continuing the Company is unable to forecast production for the 2007 and 2008 financial years. Production forecasts, and economic forecasts, based on results expected after a normal start-up period are discussed in detail in the feasibility study which is incorporated in this AIF by reference, and in summary later in this section of the AIF (see “Feasibility Study-Summary of Project Economics and Summary of Capital and Operating Costs”).

Environmental requirements, and a summary of applicable Mexican taxes are also discussed in the feasibility study.

Most of the information given in this section is derived from the KCA report dated April 11, 2006 entitled “Technical Report For the Dolores Heap Leach Project In Mexico”, which has been filed on SEDAR at www.sedar.com and which is incorporated in this AIF by reference; and from the report dated November 16, 2004 entitled “Technical Report on the Mineral Resources Estimate for the Dolores Property, Mexico” (the “RPA Report”), prepared by Roscoe Postle Associates Inc. (“RPA”) for the Company. The principal author of the feasibility study was Michael W. Cassiday, who is an independent “qualified person” as defined in NI 43-101. David W. Rennie, P. Eng. of RPA and Phil Morriss of Snowden Mining Industry Consultants, each of whom is an independent “qualified person” as defined in NI 43-101, were also responsible for various sections of the KCA Report. The RPA Report was authored by David W. Rennie, P. Eng. and C. Stewart Wallis, P. Geo., each of whom is an independent “qualified person” as defined in NI 43-101. The RPA Report has been filed on SEDAR at www.sedar.com, and is incorporated herein by reference.

More recent information is derived from (a) an internally generated up-dated resource model reported by news release dated April 25, 2006 and by the filing of an internally generated technical report dated June 9, 2006 that was filed June 12, 2006 (both documents are available on SEDAR at www.sedar.com); and (b) from an internally generated calculation of increased reserves at Dolores, produced using the up-dated resource model referred to in (a) above and the feasibility study pit design (reported by news release dated July 25, 2006 and by the filing of an internally generated report dated and filed on September 7, 2006, both of which are available on SEDAR at www.sedar.com). Mark H. Bailey, M.Sc, P.Geo, President and Chief Executive Officer of the Corporation, is the principal author and “qualified person” responsible for these internal technical reports, which are incorporated in this AIF by reference.

Feasibility Study

All the information under this caption “Feasibility Study”, unless otherwise identified, is drawn entirely from the study by KCA dated April 11, 2006 (filed on SEDAR at www.sedar.com on April 13,2006), and does not incorporate more recent information which is provided on pages 20 to 24 under the caption “New Mineral Resource and Mineral Reserve Estimates”.

Summary of Project Economics

The estimated economics of the 18,000 tonnes per day mine plan are summarized as follows:

- total direct capital costs of approximately $99.4 million, with additional indirect capital costs of $32.6 million, for initial capital costs of $132 million;

- sustaining capital costs over the life of mine of an additional $29 million (all capital costs estimates are ±15%);

- cash operating costs of $224.25 per ounce of gold and gold-equivalent silver (AuEq - based upon a 1:63, gold:silver ratio), or $86 per ounce gold, net of silver credits (using $7.50 per ounce silver), and total cash costs (inclusive of all concession and royalty payments) of $237.70/oz AuEq;

- after-tax cash flow having an estimated undiscounted net present value (“NPV”) of $276.8 million and an internal rate of return (“IRR”) of 24.3%; and

- payback of capital costs in 3.3 years.

The mine plan and analysis of project economics does not include significant, high-grade gold mineralization that lies below the approved pit model. Ongoing drilling will target the further definition and expansion of this mineralization, with a view to the development of a plan for an underground mine component.

Summary of Capital and Operating Costs

Capital and operating costs assume the purchase of new equipment and use pricing current at February, 2006 for all components.

Table 1 Direct and Indirect Capital Costs

Haul Roads and Mine Equipment	$ 39,934,300
Plant and Facilities	55,496,248
Camp and Townsite	4,016,552
Spare Parts	2,226,700
Shipping and Import	2,195,100
Contingencies	9,701,400
Engineering Procurement and Contract Management	5,707,200
Indirect and Owner’s Costs	4,829,300
6

Initial Fills	1,538,100
Working Capital	6,334,000
Total Capital	$131,978,900

The anticipated $29 million of sustaining capital is spread over years three through ten of the project’s mine life.

Table 2 Operating Cost Summary - Life of Mine

Area	Cost per Tonne
All Labor (excluding mine)	$0.15
Mining (includes labor)	$3.53
Process	$2.56
Support	$0.10
General and Administrative	$0.53
Total	$6.87

Reclamation and closure costs are estimated to be $9.5 million, or about $0.13 per tonne of crushed ore. These costs are not included in the operating cost estimation, but are included in the cash flow calculation.

Summary of Project Production

The 18,000 tpd mine plan estimates production of 72.5 million tonnes of proven and probable ore reserves at an average grade of 0.84 gpt gold and 44.5 gpt silver, with a strip ratio of 3.7:1, and a cut-off grade of approximately 0.3 grams of gold per tonne (“g/t”). The mine would place approximately 1.95 million ounces of gold and 103.6 million ounces of silver on the heap leach pad and recover 1.445 million ounces of gold and 53.2 million ounces of silver (2.29 million ounces of gold equivalent (“AuEq”)) over a 12 year mine life.

Table 3 Proven and Probable Reserves

Category	Tonnes (000s)	Gold g/t	Silver g/t	Gold oz	Silver oz	Gold Eq Oz*
Proven	43,678	0.88	45.44	1,235,738	63,809,015	2,248,580
Probable	28,795	0.78	42.96	722,092	39,770,617	1,353,372
Proven & Probable	72,473	0.84	44.46	1,957,830	103,579,632	3,601,952
Some numbers may not match due to rounding.	*Gold equivalent assumes 63 ounces of silver equals one ounce of gold.

The total audited measured and indicated resources at Dolores (which include the mineral reserves), based on the resource block model completed in October 2004, are 2.65 million ounces of gold and 128.2 million ounces of silver, contained in 101 million tonnes grading 0.84 gpt gold and 40.8 gpt silver, at a cutoff grade of 0.3g/t AuEq (see Table 4, below). An additional 668,000 ounces of gold and 24.5 million ounces of silver, contained in 28.0 million tonnes, are classified as “inferred resources” (see news release dated December 6, 2004 and SEDAR filings, available at www.sedar.com, for NI 43-101 technical reports).

Table 4 Measured and Indicated Resources

Category	Tonnes (000s)	Gold g/t	Silver g/t	GoldEq g/t	Gold oz	Silver oz	Gold Eq Oz
Measured	53,413	0.89	43.7	1.48	1,485,000	72,599,000	2,637,365
Indicated	47,652	0.78	37.5	1.28	1,161,000	55,580,000	2,043,222
Total	101,065	0.84	40.8	1.34	2,647,000	128,179,000	4,680,587
Some numbers may not match due to rounding. .	*Gold equivalent assumes 63 ounces of silver equals one ounce of gold.

Summary of Metallurgy

The KCA study projects a weighted average recovery from the leach pad of 74% for gold and 51% for silver, with consumption of 0.4 kg/tonne of cyanide and 1.7 kg/tonne of lime. Recoveries and reagent consumptions are based on an extensive review by KCA of test results from previous work, and on the partial results of ongoing column tests.

Summary of Sensitivity Analysis

The 18,000 tpd mine plan is based on resources that were estimated by the Company and audited by RPA (see below) using prices of $375/oz gold and $5.75/oz silver and data available up to October 2004. The KCA analysis was calculated using prices of $475/oz gold and $7.50/oz silver. The project is highly leveraged to gold and silver prices and to capital and operating costs.

An analysis of pre-tax sensitivities for gold revenue from the mine operation, at plus or minus 20% of the gold prices or gold recovery rates used in the study’s base economics, shows variation in the project’s IRR from a high of 37.6% (an NPV of $520 million, undiscounted) to a low of 19.6% (an NPV of US$ 255 million, undiscounted). Changes in silver revenues, operating costs and capital costs, over a plus or minus 20% range, show similar sensitivities (see Table 5, below).

Table 5 Project Sensitivities

IRR Sensitivity - Pre-Tax, with Contingencies

IRR (Pre-Tax)
Percent of Base Case	Silver Recovery, Price	Gold Recovery, Price	Operating Cost	Capital Cost
80%	23.8%	19.6%	35.8%	36.8%
90%	26.3%	24.2%	32.3%	32.4%
100%	28.7%	28.7%	28.7%	28.7%
110%	31.1%	33.2%	25.1%	25.7%
120%	33.4%	37.6%	21.5%	23.1%

NPV Sensitivity - Undiscounted, Pre-Tax, with Contingencies

NPV US$000s (Pre-Tax)
Percent of Base Case	Silver Recovery, Price	Gold Recovery, Price	Operating Cost	Capital Cost
80%	310,065	255,183	491,888	416,479
90%	348,872	321,431	439,783	402,079

8

100%	387,679	387,679	387,679	387,679
110%	426,486	453,927	335,575	373,279
120%	465,293	520,175	283,471	358,879

Description and Location

The Dolores project is located in the Sierra Madre Occidental Range of northern Mexico at geographic coordinates 29 degrees north latitude, 108 degrees 32 minutes west longitude, in the westernmost part of the State of Chihuahua. A property location map is shown in Figure 1 and a land status map is shown in Figure 2. The project area is approximately 250 kilometers west of the city of Chihuahua.

The Corporation, through its 100% owned Mexican subsidiary, Compañía Minera Dolores S.A. de C.V. (“Minera”), has a controlling interest in the Dolores mineral concessions and surface rights covering the project area. The Company executed a Mining Exploration, Exploitation and Unilateral Promise of Sale Agreement (the “Promise of Sale Agreement”) with Liebano Saenz Ortiz (“Saenz”), the owner of seven exploitation concessions comprising a total of 1,920 hectares covering the core of the Dolores Mining District. In April 2006 the seven concessions were unified. The Promise of Sale Agreement was subsequently assigned to Minera, which has earned and now owns outright 100% title to and interest in the unified concession by completing, in September 2006, by early payment to Saenz of all remaining instalments, the total $1.5 million due under the Promise of Sale Agreement. A Net Smelter Return Royalty (“NSR”) of 2% on gold and silver is payable to Saenz upon commercial production and an additional 1.25% NSR on gold only is payable to another party. Two peripheral mineral concessions (Silvia and Dolores) were staked by the Company bringing the total area of concessions to 27,700 hectares.

Figure 1: Property Location Map

The information in the following paragraph, the table and the paragraph following the table has been modified to reflect events since February 2006.

The Dolores property consists of the three concessions described in the following table. All environmental permits are current and in order and allow the Company to conduct exploration and exploitation of the Dolores property. In addition, the Company has permits for all operational activities including change of land use, construction and operational use of explosives, for water consumption, and for the use of a nearby landing strip. The Company has also negotiated surface rights agreements with the Ejido Huizopa and certain individual members of the Ejido for access and right to conduct all exploration, development, construction and mining operations on these lands. The Company has incurred minimal environmental liability to date, and may, if requested, be required to remediate certain road works used in its exploration activities. As noted earlier, an amount of $9.5 million for reclamation and closure costs has been included in the KCA study.

Dolores Property Exploitation Concessions

Concession Name	Title No.	Area (hectares)	Expiry Date
Silvia	217587	2,866	August 20, 2052
Unificacion Real Cananea	227028	1,920	December 12, 2039
Dolores	221593	22,914	March 3, 2054
		27,700

All of the concessions have been granted exploitation status. On April 11, 2006, seven concessions held by the Company (see “Description and Location”) were consolidated into Unificacion Real Cananea. Taxes are due every six months on all concessions and are paid through January 2007. Annual assessment work required for exploration concessions has been fully completed.

Gold and silver mineralization, identified at surface, occurs within a zone over 4,000 meters long and 1,000 meters in width and has been intersected in drilling to depths of over 550 meters below the highest topographical elevation. Historic underground mining was carried out along three main, sub–parallel structures that occur both within and beyond the resource study area. Figure 2 below illustrates the location of the known mineralized zones, the mineral resource area and concession boundaries.

N
730000mE
740000mE
Concessions Inside Dolores
Silvia - T 217057
Unificacion Real Cananea - T 227028
Total of 4785.576 Has.
3220000mN
3210000mN
SILVIA
3200000mN
PPD Dolores
PPD Huizopa
3,200,616.295 mN
734,873.040 mE
Dolores
LEGEND
Dolores resource area
Surface Gold Anomaly
Unificacion Real Cananea
Minefinder concessions
0
2 km
Minefinders Corporation Ltd.
Dolores Project
MEXICO
Concession Map

Figure 2: Dolores Property Mineral Concessions and Mineralized Areas

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The project area is approximately 250 kilometers west of the city of Chihuahua and is accessed in two ways, from the town of Madera, and from the town of Yepachic. Madera is linked by paved highway and railway with the rest of Mexico and the United States. The 87 kilometer, 3.5 hour trip to Dolores from Madera by vehicle is mostly along narrow, winding and rough gravel logging roads. The second, new, route provides superior access to Dolores. It takes off from the main highway between Chihuahua and Hermosillo, near Yepachic and runs for 92 kms. to provide a seven-meter wide primary mine haulage road over which the heavy equipment and supplies needed for construction, and the bulk supplies that will be needed for operations, will be transported. This new road was constructed and completed by the Company in 2006.

The climate in the area is semi–arid with average annual precipitation of approximately 800 mm. Most of the precipitation falls during the wet season lasting from July to mid-September. Temperatures range from –10 degrees Celsius in winter to 45 degrees Celsius in summer. Exploration can be undertaken throughout the year.

The local economy is supported mainly by cattle ranching, logging and subsistence level farming. Unskilled labour is available at several villages within the area. Water for drilling is available from a local reservoir, from flooded historic underground mine workings and the nearby Rio Tutuaca. Surface rights to all known mineralization, areas suitable for potential waste disposal, tailings, storage, heap leach pads and plant sites are held by the Company. The project area was serviced by narrow, winding, rough roads, but construction of mine facilities in 2006 and early 2007 included creation of fully serviceable roads intended for mine operations scheduled to begin in mid-2007. A network of roads to provide access for drilling has been established on the property. Power for the operation of mine and ancillary facilities will be provided by on-site generators. Most other services are available at Madera.

Site topography is characterized by moderately rugged terrain with elevations ranging from 1,200 meters above sea level at the Rio Tutuaca, to 2,000 meters at the Mesa Aterrizaje.

The mountaintops are covered with pine, while vegetation in the valleys consists mainly of thorny shrubs and cacti. Active, intermittent stream erosion has resulted in the formation of deep V-shaped valleys throughout the area.

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

The Company began acquiring a land position in the district in 1993 and initiated a preliminary surface exploration program to evaluate the district’s mineral potential. Between 1996 and 2001, the Company completed more than 61,000 meters of drilling, including approximately 136 core holes totalling 32,048.8 meters and approximately 155 RC holes totalling 29,392.2 meters. Detailed geologic mapping of approximately six square kilometers and widespread reconnaissance mapping and sampling covering 12 square kilometers were combined with ore microscopy, metallurgical study, petrographic analysis and geochemical studies to form the data base. Geophysical surveys, including 14,900 line meters of induced polarization, resistivity, and magnetic surveys, as well as base–line environmental studies, were also completed during this period. Since beginning the final phase drilling program in July of 2002, the Company completed, through December 2004, 565 drill holes totalling more than 137,000 meters.

The information in the following paragraph provides information not included in the feasibility study.

From the first drilling in 1993 through 2006, the Company has completed more than 200,000 meters of drilling, including 511 core holes and 328 RC holes, approximately 15% of which was directed to condemnation, engineering and water test holes. Drilling will continue through most of 2007 with additional exploration, delineation, condemnation and water well holes planned.

The following table shows relevant historical production of the Dolores Mining District for the years 1922 to 1931. The accuracy of this information is unknown to the Company, has not been verified, and should not be relied on.

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

Anuario de Estadística Minera, 1922, 1923, 1926, 1927, 1928, 1929 and 1930, 1931, Annual Reports

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

Gold and silver mineralization identified at surface occurs within a zone over 4,000 meters long and 1,000 meters in width at elevations that range from 1,400 meters to 1,700 meters above sea level. Mineralization has also been investigated to the depth of drilling at 1,150 meters elevation or over 550 meters of vertical extent.

Precious metal mineralization has been encountered from the surface to the deepest drilling completed to date, exceeding 550 meters and over wide intervals (30 to 100 meters). Within this broad zone of mineralization, relatively narrow, 2 to 20 meter wide intense stockwork or mineralized breccia zones, that often occur along, but not confined to, intrusive contacts contain bonanza grades that may range from 10 to over 200 grams per tonne gold and 300 to over 13,000 grams per tonne silver.

For more details on the geology on the Dolores property, see the Geology section of the RPA Report, which is incorporated herein by reference.

Exploration

Exploration efforts have included reconnaissance and detailed surface mapping, channel sampling on surface and in accessible old underground workings totalling more than 16,000 rock chip and soil sample assays, extensive metallurgical studies, initial mine planning and engineering studies, environmental base line studies, road up-grading and construction, airphoto and topographical maps and drilling.

Work on the property has been carried out by professional geologists employed by the Company, a number of individual independent consulting geologists and engineers, and by independent geological and engineering consulting firms and companies over the last 8 years, most recently by RPA.

Drilling

Since the start of the first phase of drilling in August 1996, more than 137,000 meters of drilling in 567 holes were completed to October, 2004. Diamond drill holes amounting to more than 95,366 meters in 347 holes and 220 reverse circulation drill holes for 41,704 meters constituted the drilling database, with drilling continuing in 2006.

Of the total, more than 520 holes were drilled within the resource area and were used in the resource estimation audited by RPA. Several holes were lost and additional holes were completed as water well and water test wells. Fifty-four holes were drilled to test targets peripheral to the resource area.

The first phase of diamond drilling was carried out by the Company between August and December 1996, with 6,609 meters of core recovered in 30 holes. A second phase of drilling commenced in January 1997 and ended in June 1997. At the end of this program, 45 diamond drill holes totalling 10,115 meters had been completed since initial drilling started in August 1996. A third phase drill program was initially carried out under the direction of Echo Bay Mines Ltd. staff and later managed by Company personnel. The drill program consisted of infill drilling to confirm the existing resource and step-out drilling to expand the resource to include the Hondo and Chabacan target areas.

The information in the following paragraph provides information not included in the feasibility study

From the first drilling in 1993 through 2006, the Company has completed more than 200,000 meters of drilling, including 511 core holes and 328 RC holes, approximately 15% of which was directed to condemnation, engineering and water test holes. Drilling will continue through most of 2007 with additional exploration, delineation, condemnation and water well holes planned.

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
>1.0 gpt Aueq
>3.0 gpt Aueq
Composite Section Centered at Section 2700, Looking N30°W

Figure 3. Composite section through central breccia pipe in Dolores Gold & Silver Deposit

All of the infill holes drilled during this phase intersected potentially economic grade gold and silver mineralization and confirmed continuity of the main zone deposit over a strike length of 2,000 meters. All holes were drilled at angles of –450 to –750 and directed to test the down-dip extension of outcropping surface gold and silver mineralization to depths of 550 meters (see Figure 3).

In August 1997, a resource estimation model was completed, based on 107 drill holes. In June 1998, an updated resource estimate was made as part of a pre-feasibility scoping study. The estimate was based on 160 drill holes totalling 35,000 meters of drilling over 1,800 meters of strike length. In September 1998, additional infill drilling was completed on the main zone at 25 meter centres along the 1,800 meter strike length. Incorporating the latest drill results, an updated resource estimate was completed in November 1998. The data used for the resource study included 238 drill holes (127 diamond drill and 111 reverse-circulation drill holes) totalling 52,898 meters. The drill holes extended over 2,800 meters of strike length and 1,000 meters across strike.

In 2000, a program of infill drilling confirmed the continuity of high-grade gold and silver mineralization occurring within feeder structures surrounded by a broad zone of disseminated mineralization. The high-grade feeder structures extend for over 4,000 meters along strike and have been drill–tested to depths of up to 300 meters.

Since June of 2002, a drilling program, consisting of approximately 75,000 meters of infill, stepout, condemnation and geotechnical drilling has been completed. This drilling program was designed to bring the main zone resource to a final feasibility and to expand the mineralized potential of the district. Results from this program were incorporated into revised resource models and mine planning, and incorporated into the independent feasibility studies.

Mineralization

Gold and silver mineralization identified at surface occurs within a zone over 4,000 meters long and 1,000 meters in width at elevations that range from 1,400 meters to 1,700 meters above sea level. Mineralization has also been investigated to the depth of drilling at 1,100 meters elevation or over 550 meters of vertical extent.

Precious metals occur as native gold, native silver, electrum and in silver sulfides and silver sulfosalts. Feeders also contain quartz, sericite, pyrite (locally oxidized to limonite), with lesser amounts of epidote, chlorite, calcite, fluorite, galena, sphalerite and occasional chalcopyrite.

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

The upper extent of widespread mineralization is generally confined to a few tens of meters above the contact of the latitic volcaniclastic tuffs with the underlying intermediate andesitic volcanics. It is likely that high porosities and permeabilities resulted in dispersal and lateral migration of hydrothermal fluids at the volcaniclastic contact with concomitant cooling generally restricting ascension of hydrothermal fluids. Alteration extends laterally for several hundred meters along and above the contact in a generally silicified, broken, brecciated and variably argillized subhorizontal layer. This altered layer contains anomalous mercury, arsenic and antimony throughout its extent. Ore grades of mineralization locally persist beyond tens of meters into the overlying tuff units but are restricted to narrower zones of fracturing. In the highest exposures of the central dome area, low–grade mineralization from 40 to 100 parts per billion (ppb) gold is known to occur within small discontinuous pods of chalcedonic to opalescent vein material.

The episodic nature and variable intensity of mineralizing activity has commonly resulted in overprinting of several features, including the formation of quartz stockworks along intrusive contacts, flooding of tectonic breccias with hydrothermal silica, silicification and dissemination of mineralization peripheral to structures, re–brecciation and precipitation of stockwork quartz in several phases, and hydrothermal brecciation that overprints original tectonic features. A relatively large breccia-pipe like body has been defined over a 400 meter length (20-60 meters wide) from the surface to depth greater than 500 meters, which contains consistent higher-grades of mineralization, indicating a primary mineralizing conduit. Oxidation throughout the area of the deposit is highly variable. Oxidation has been observed to the depth of drilling, particularly within the larger fracture zones, yet sulfides are also known to occur at surface in various localities of the property. The majority of the deposit can be classified as mixed oxide/sulfide with smaller percentages of totally oxidized material occurring along structures and near surface, with progressively increased sulfide content found at depth.

Sampling and Analysis

Rock Chip Sampling and Soil Sampling

Since 1993, in excess of 13,800 rock chip samples have been taken across zones of mineralization at the Dolores property. Continuous rock chip samples were collected over five meter sample lengths (84% of total samples) along sample lines laid out perpendicular to the 330 degree strike of the altered, silicified and mineralized rock exposures.

Each sample site was flagged and marked with an aluminum tag. Soil samples were taken along those portions of the lines covered by overburden. A total of 1,800 soil samples were collected and analyzed. A surveyed baseline and grid lines spaced at 50 meter intervals were established for control of the rock chip and soil sampling. The area covered by the sampling program was approximately six square kilometers.

All samples were collected from the Dolores site by ALS Chemex Laboratories (“Chemex”), Bondar Clegg or BSI Inspectorate (“Inspectorate”) personnel and taken to a sample preparation lab either at Chihuahua, Hermosillo or Durango. Following sample preparation, pulps are flown either to Vancouver, Canada or Reno, Nevada for final analysis.

The soil samples were dried and sieved to –80 mesh. The –80 mesh portion was sent to the Chemex lab in Vancouver, British Columbia. A 30 gram subsample was then analyzed for gold by fire-assay with an atomic absorption (AA) finish. Silver values were obtained by aqua-regia digestion followed by AA analysis.

For rock chip samples, a 30 gram sub–sample for gold analyses was used for fire-assay with an AA finish. Silver analyses were obtained by AA (background corrected) assay following aqua-regia digestion. One kilogram pulps were prepared, instead of the normal 0.2 kg pulps, after comparative analyses indicated the large sample size ensured greater sample assay consistency.

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

Core Sampling and Reverse–Circulation Sampling

All core was carefully logged in a thorough manner by experienced, professional geologists in keeping with industry standards and mineralized sections were photographed before sampling. The mineralized sections were marked for sampling according to changes in rock type, changes in character and quantity of the mineralization and at structural contacts. As a result, core sample lengths are variable. Where there are no lithological or structural changes, sample intervals are typically two meters in length. All mineralized core was then split by core-splitter with one-half of the core placed in plastic or cloth sample bags along with a sample tag number and securely fastened. The other one–half was replaced in the core trays and stored in core racks on the property.

Reverse circulation holes were sampled at 1.52 meter intervals. One-half of the samples, weighing from 12 to 16 kg, were sent for assay and the other one-half was placed in storage at the site for future reference. Core samples from drilling programs carried out by the Company were sent to the same laboratories that were used to process rock chip samples and the same preparation, assaying and quality control procedures were applied.

Quality Control

Quality control of assay data at the Dolores property was ensured through a monitoring program (set up by an independent geochemist) that included use of prepared gold–silver standards, blank samples, check analyses, duplicate analyses by alternative laboratories and metallic screen analyses. More than one out of every ten samples were a part of the quality assurance database and all geochemical analyses are performed at Chemex and Inspectorate, well known, industry–standard geochemical laboratories. Quality assurance was provided by check assays processed at Bondar Clegg, Vancouver, B.C. and the two other laboratories listed above.

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

Selection of Samples

After initial check assays showed a significant increase in silver grades using multi–acid digestion techniques, an extensive silver re-analysis program was undertaken by the Company. Approximately 8,880 samples were re-analyzed. The samples selected for re-analysis were primarily consistent runs of greater than 10 gpt silver, or runs which had greater than 5 gpt silver along with significant amounts of gold.

Chain of Custody and Sampling Matters

Samples for analysis are picked up at the drill camp by the laboratory and taken to Chihuahua, Durango or Hermosillo for crushing and pulverizing. Following sample preparation, the pulps are flown to Reno or Vancouver for analysis.

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

Samples which had previously been fire-assayed were included in segments for rerun. It was not expected that there would be a significant change in these results, but they serve as an excellent check on the multi–acid digestion technique. Samples which returned a below detection limit result (<1 gpt Ag) with multi-acid digestion are ignored, because the aqua-regia technique is considered more accurate at these grades.

Results

For the drill samples submitted, there is a significant increase in the contained silver results using multi-acid digestion for oxidized material, with a more moderate increase for material categorized as mixed or sulfide. The most dramatic increases in silver grade were found in various peripheral zones that surround the main deposit, but the improvement in silver grades throughout the resource will increase the overall resource. The samples analyzed by fire–assay show excellent agreement with the multi-acid results, which provides confidence in the multi-acid technique for Dolores ores. See “Mineral Resource and Mineral Reserve Estimates” below.

Mineral Resource and Mineral Reserve Estimates

On November 16, 2004, RPA presented its report entitled “Technical Report on the Mineral Resources Estimate for the Dolores property, Mexico”. The report formed the basis for the KCA feasibility study. The report was prepared to comply with the requirements of NI 43-101 and subsequently filed on SEDAR. The measured, indicated and inferred resources for the Dolores property, at cut–off grades of 0.3, 0.4 0.5, 0.6, 0.7, 0.8, 0.9, 1.0, 1.5, 2.0, 3.0, 4.0 and 5.0 gpt AuEq are taken from the RPA Report and shown in the following table. This resource estimation is based on construction of geological and computer block models, and variographic analysis. All resources are calculated in accordance with NI 43-101.

The classified Mineral Resources Estimate at a range of cut-off grades is listed in the following tables.

Measured Resources

Cut-off g/tAuEq**	Tonnage Kt	Au g/t	Ag g/t	AuEq g/t*	Gold Ounces	Silver Ounces
5.0	2,284	6.17	241.1	9.39	438,000	17,126,000
4.0	3,243	5.12	210.7	7.93	516,000	21,254,000
3.0	5,195	3.97	169.9	6.24	641,000	27,452,000
2.0	9,853	2.79	123.3	4.44	855,000	37,787,000
1.5	14,808	2.19	100.3	3.53	1,010,000	46,195,000
1.0	22,238	1.70	79.6	2.76	1,176,000	55,058,000
0.9	24,198	1.61	75.5	2.62	1,210,000	56,825,000
0.8	26,639	1.51	71.1	2.45	1,247,000	58,912,000
0.7	29,639	1.40	66.3	2.28	1,287,000	61,120,000
0.6	33,639	1.27	60.9	2.09	1,332,000	63,719,000
0.5	38,914	1.14	55.1	1.88	1,383,000	66,690,000
0.4	45,899	1.01	49.0	1.66	1,437,000	69,953,000
0.3	53,413	0.89	43.7	1.48	1,485,000	72,599,000

Indicated Resources

Cut-Off gpt AuEq**	TonnageKt	Au g/t	Ag g/t	AuEq g/t*	Gold Ounces	Silver Ounces
5.0	1,459	5.89	211.0	8.70	267,000	9,575,000
4.0	2,215	4.80	183.9	7.25	330,000	12,667,000
3.0	3,863	3.64	148.6	5.62	437,000	17,854,000
2.0	7,813	2.54	110.2	4.00	616,000	26,779,000
1.5	11,967	2.01	90.6	3.22	747,000	33,723,000
1.0	17,225	1.62	74.4	2.61	868,000	39,860,000
0.9	18,531	1.55	71.2	2.50	891,000	41,038,000
0.8	20,201	1.46	67.4	2.36	917,000	42,349,000
0.7	22,704	1.35	62.5	2.18	953,000	44,135,000
0.6	26,443	1.21	56.4	1.97	997,000	46,387,000
0.5	31,892	1.06	49.7	1.72	1,050,000	49,299,000
0.4	39,373	0.91	43.0	1.48	1,110,000	52,659,000
0.3	47,652	0.78	37.5	1.28	1,161,000	55,580,000

Measured and Indicated Resources

Cut-Off gpt AuEq**	Tonnage Kt	Au g/t	Ag g/t	AuEq g/t*	Gold Ounces	Silver Ounces
5.0	3,743	6.06	229.4	8.82	705,000	26,701,000
4.0	5,458	4.99	199.8	7.40	846,000	33,922,000
3.0	9,058	3.83	160.8	5.78	1,079,000	45,307,000
2.0	17,666	2.68	117.5	4.11	1,471,000	64,567,000
1.5	26,775	2.11	96.0	3.28	1,758,000	79,919,000
1.0	39,463	1.67	77.3	2.61	2,045,000	94,919,000
0.9	42,729	1.58	73.6	2.48	2,101,000	97,863,000
0.8	46,841	1.49	69.5	2.33	2,165,000	101,261,000
0.7	52,343	1.38	64.7	2.17	2,241,000	105,255,000
0.6	60,082	1.25	58.9	1.97	2,330,000	110,106,000
0.5	70,805	1.11	52.7	1.75	2,433,000	115,989,000
0.4	85,272	0.96	46.2	1.53	2,548,000	122,612,000
0.3	101,064	0.84	40.8	1.34	2,647,000	128,179,000

Inferred Resources

Cut-Off gpt AuEq**	Tonnage Kt	Au g/t	Ag g/t	AuEq g/t*	Gold Ounces	Silver Ounces
5.0	721	7.41	140.6	9.28	166,000	3,151,000
4.0	998	6.16	133.2	7.94	191,000	4,133,000

19

3.0	1,589	4.70	117.7	6.27	232,000	5,815,000
2.0	3,303	3.11	86.2	4.25	319,000	8,856,000
1.5	5,364	2.37	69.1	3.29	395,000	11,529,000
1.0	8,724	1.76	55.3	2.49	476,000	15,005,000
0.9	9,643	1.64	52.7	2.35	493,000	15,806,000
0.8	10,710	1.53	50.0	2.20	510,000	16,656,000
0.7	12,282	1.39	46.3	2.01	532,000	17,687,000
0.6	14,665	1.23	41.7	1.79	562,000	19,020,000
0.5	17,908	1.07	37.2	1.57	595,000	20,720,000
0.4	22,223	0.91	32.6	1.35	631,000	22,533,000
0.3	28,089	0.77	28.0	1.14	668,000	24,462,000
*	AuEq grade based on recoveries and ore types, average is 81:1 Ag:Au .
**	Cutoff grade AuEq calculated at a 75:1 Ag:Au ratio.

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

NEW MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

New Mineral Resource Estimates

On April 25, 2006 the Company reported, by way of news release, the results of an internally generated revision of the Dolores mineral resources that was subsequently supported by an internally generated report compliant with NI 43-101, dated June 9, 2006 and filed on SEDAR (www.sedar.com) on June 12, 2006.

The new estimates added 18.4 million tonnes (18.4%) to the measured and indicated category and 5.7 million tonnes (20.4%) to the inferred category. They included increases in the measured and indicated resources found within the engineered pit used in the Dolores feasibility study announced February 27, 2006, and further enhance the economics of the project.

Measured and Indicated Resources

The following tables show the April, 2006 estimates of total measured and indicated Dolores mineral resources at various gold equivalent (the total of gold and gold-equivalent-silver, "AuEq") cut-off grades, measured resources; and indicated resources:

Measured and Indicated Resources

Cut-off Grade* (gpt AuEq)	Tonnes (000s)	Gold Grade gpt Au	Contained Gold (ounces)	Silver Grade gpt Ag	Contained Silver (ounces)	Average Grade** (gpt AuEq)
5.0	4,100	6.09	804,000	221.1	29,190,000	9.60
4.0	5,900	5.05	958,000	194.8	36,988,000	8.14
3.0	9,600	3.90	1,207,000	158.8	49,203,000	6.42
2.0	18,900	2.70	1,644,000	116.1	70,580,000	4.55
1.0	43,200	1.65	2,287,000	76.1	105,642,000	2.86
0.5	84,400	1.04	2,808,000	49.7	134,823,000	1.82
0.4	101,900	0.90	2,953,000	43.6	143,000,000	1.59
0.3	118,400	0.80	3,061,000	39.1	148,840,000	1.43

*grams per tonne AuEq grade based on historical 75:1 gold to silver ratio

**grams per tonne AuEq grade based on updated 63:1 gold to silver ratio.

Measured Resources

Cut-off Grade* (gpt AuEq)	Tonnes (000s)	Gold Grade gpt Au	Contained Gold (ounces)	Silver Grade gpt Ag	Contained Silver (ounces)	Average Grade** (gpt AuEq)
5.0	2,460	6.26	494,000	234.9	18,539,000	9.99
4.0	3,470	5.20	580,000	205.9	22,994,000	8.46
3.0	5,570	4.02	720,000	167.0	29,903,000	6.67
2.0	10,640	2.80	959,000	121.6	41,577,000	4.73
1.0	24,220	1.69	1,317,000	78.6	61,213,000	2.94
0.5	45,020	1.09	1,580,000	52.8	76,361,000	1.93
0.4	53,500	0.96	1,649,000	46.7	80,407,000	1.70
0.3	61,660	0.86	1,702,000	42.1	83,361,000	1.53

Indicated Resources

Cut-off Grade* (gpt AuEq)	Tonnes (000s)	Gold Grade gpt Au	Contained Gold (ounces)	Silver Grade gpt Ag	Contained Silver (ounces)	Average Grade** (gpt AuEq)
5.0	1,650	5.84	310,000	200.6	10,651,000	9.03
4.0	2,430	4.83	378,000	178.9	13,994,000	7.67
3.0	4,070	3.73	487,000	147.5	19,300,000	6.07
2.0	8,270	2.57	685,000	109.0	29,003,000	4.31
1.0	18,980	1.59	970,000	72.8	44,430,000	2.75
0.5	39,370	0.97	1,228,000	46.2	58,461,000	1.70
0.4	48,440	0.84	1,304,000	40.2	62,593,000	1.48
0.3	56,750	0.75	1,360,000	35.9	65,479,000	1.31

*grams per tonne AuEq grade based on historical 75:1 gold to silver ratio

**grams per tonne AuEq grade based on updated 63:1 gold to silver ratio

Inferred Resources

The revised estimates for inferred resources for the project at various cutoffs are shown below.

Cut-off Grade* (gpt AuEq)	Tonnes (000s)	Gold Grade gpt Au	Contained Gold (ounces)	Silver Grade gpt Ag	Contained Silver (ounces)	AuEq Grade** (gpt AuEq)
5.0	400	5.15	64,000	124.5	1,552,000	7.12
4.0	700	4.25	97,000	109.7	2,496,000	5.99
3.0	1,400	3.33	152,000	93.1	4,246,000	4.81
2.0	3,100	2.44	245,000	72.3	7,258,000	3.59
1.0	8,900	1.41	402,000	50.5	14,391,000	2.21
0.5	22,000	0.82	575,000	32.9	23,252,000	1.34
0.4	27,600	0.70	624,000	28.9	25,699,000	1.16
0.3	33,800	0.61	667,000	25.5	27,730,000	1.02

*grams per tonne AuEq grade based on historical 75:1 gold to silver ratio

**grams per tonne AuEq based on updated 63:1 gold to silver ratio

Resources within the Feasibility Study Open Pit

The increase in the measured and indicated (“M&I”) resources contained in the engineered open pit reported in the feasibility study is of particular interest, as it has a direct impact on project economics. Much of this material was previously characterized as inferred resources and, with the additional drilling density, has now been upgraded to the measured and indicated categories. Inferred resources are treated as waste, with no economic value for the generation of reserves or for feasibility-level economic analysis.

The M&I resources in the open pit have increased by 6.5 million tonnes (10.5%) containing an additional 77,500 ounces of gold (4%) and 8.66 million ounces in silver (8.5%) at a 0.4 gpt AuEq cutoff (approximate leach-grade cutoff). The potential conversion of these additional resources to reserves as a result of additional drilling may result in a reduced strip ratio, increased total production, and increased revenue flows.

Ongoing Dolores Project Engineering

The Dolores feasibility study open pit plan is based on engineered pit shells, using the resources estimates made in December 2004. The Company intends to generate new pit shells using industry-accepted Whittle software to ascertain the impact on the overall mine plan of:

• these increased M&I resources,
• updated project capital and operating cost parameters, and
• updated gold and silver price projections.

The Whittle runs will define the additional resources that may be converted into reserves, given the updated parameters, by adjusting the pit geometry to incorporate additional areas of economic grade. Because Whittle pit shells are not fully engineered, an allowance is made in the high-wall angles to allow for ramp construction. This allowance should provide for access considerations, but will produce a pit geometry marginally different from that indicated by the engineered shells.

Quality Control and Assurance

The criteria used in the internally-generated updated resource estimations are the same in all respects as those used in the 2004 Dolores resource model, audited by RPA, of Toronto, Ontario, and reported by the Company in December, 2004. Mark Bailey MSc., P.Geo. is the “qualified person” responsible for the contents of the updated Dolores resources estimation.

New Mineral Reserve Estimates

On July 25, 2006 the Company reported in a news release the results of an internally generated revision of its Dolores reserves that was supported by an internally generated technical report compliant with NI 43-101, dated September 7, 2006 (available on SEDAR at www.sedar.com).

The Company reported that the open-pit, fully-diluted reserve base had increased to 2.45 million ounces of gold and 127.9 million ounces of silver, or 4.48 million ounces of AuEq* - an overall increase of 24.9% in contained gold reserve and an increase of 23.5% in contained silver reserve.

The new reserves are contained in 100.2 million tonnes of proven and probable ore having an average diluted grade of 0.76 gpt gold and 39.7 gpt silver (1.39 gpt AuEq*), using a 0.3 gpt AuEq cutoff grade, as determined by a new, fully-engineered pit plan completed by the Company. The new pit plan is based upon the Dolores feasibility study reported on February 27, 2006, the revised resources estimates reported on April 25, 2006, and an assumed base case gold price of US $400/oz and silver price of US $7/oz.

A new resource model, based on drilling completed through 2006, was completed by the Company in early 2007 and has been submitted to an independent engineering firm for audit and production of an NI 43-101 report. Pit and haul road design optimization will continue throughout the construction period and, after receipt of the new independently-audited resource model, a new economic and reserve model will be completed by the Company. It also will be independently audited prior to production start-up, and an independent NI 43-101 report will be produced.

*Note: all “AuEq” (gold equivalencies) are reported at a 63:1, silver to gold, ratio as in the feasibility study.

Drilling is continuing in 2007 at Dolores to expand resources currently outside the proposed mine plan, potentially to convert them to additional surface and underground mineable reserves, and to condemn areas outlined for the plant and pad facilities.

Dolores Open Pit Reserves Details

Tables I through III below, show proven and probable reserves contained within the pit at cutoffs of 0.3 gpt AuEq, 0.5 gpt AuEq, and 2.0 gpt AuEq:

Table I. Proven and Probable Reserves at a cutoff of 0.3 gpt AuEq (fully diluted)

Category	Tonnes (000s)	Gold g/t	Silver g/t	AuEq g/t	Gold oz	Silver oz	AuEq* oz
Proven (58%)	57,916	0.80	40.9	1.45	1,491,833	76,129,461	2,700,237
Probable (42%)	42,292	0.70	38.1	1.30	953,963	51,743,653	1,775,291
Proven & Probable	100,209	0.76	39.7	1.39	2,445,797	127,873,114	4,475,529

It is anticipated that much of the material in the 0.3 to 0.5 gpt AuEq range will be stockpiled in the early stages of production in order to prioritize the processing of higher-grade ore, thereby accelerating scheduled project returns. Accordingly, the grades of the ore leached within the early years of the project will likely be similar to those reported in Table II, below, for reserves at a greater than 0.5 gpt cutoff:

Table II. Proven and Probable Reserves at a cutoff of 0.5 gpt AuEq (fully diluted)

Category	Tonnes (000s)	Gold g/t	Silver g/t	AuEq g/t	Gold oz	Silver oz	AuEq* oz
Proven (59%)	41,850	1.03	51.7	1.85	1,386,412	69,590,235	2,491,019
Probable (41%	29,305	0.92	49.2	1.70	868,822	46,369,838	1,605,280
Proven & Probable	71,155	0.99	50.7	1.79	2,255,234	115,987,073	4,096,299

Further, a portion of the material at a greater than 2.0 gpt AuEq cutoff potentially could be processed through a mill/flotation circuit after the first years of heap-leach production. Metallurgical testing has shown that this process could yield gold recoveries of greater than 90%, and silver recoveries from 82% to 94%. The potential economic impact of adding such a high-grade circuit is suggested by Table III below, as approximately 50% of the reserve ounces (1.3 million ounces of gold and 59.0 million ounces of silver) are contained in ores grading greater than 2.0 gpt AuEq:

Table III. Proven and Probable Reserves at a cutoff of 2.0 gpt AuEq (fully diluted)

Category	Tonnes (000s)	Gold g/t	Silver g/t	AuEq g/t	Gold oz	Silver oz	AuEq* oz
Proven (60%)	9,809	2.56	114.6	4.38	807,310	36,139,732	1,380,956
Probable (40%)	6,502	2.32	109.6	4.06	484,995	22,911,846	848,675
Proven & Probable	16,311	2.46	112.6	4.25	1,292,305	59,051,578	2,229,632

Based upon heap-leach processing only, the 18,000 tonnes per day open-pit mine plan calls for the recovery of more than 1.8 million ounces of gold and 65.1 million ounces of silver (2.84 million ounces AuEq). The plan applies average heap leach recovery rates of 73.9 % for gold and 51.3% for silver, as specified in the feasibility study, from a total of 2.45 million ounces of gold and 127.9 million ounces of silver placed on the heap leach pad.

The revised pit design was engineered from a Whittle pit optimization based on US$400 gold per ounce and US$7.00 silver per ounce. The existing costs and recovery rates from the feasibility study were used as input parameters into the pit optimization and reserve estimation process. The mining plan was scheduled to accommodate higher grades in starter pits to maximize cash flows and internal rates of return from the first four years of production.

The dilution applied to the new reserve model is 6.5% extra tonnes at the estimated nominal grades of the dilutive material expected along the low-grade and high-grade boundaries. This is equivalent to the dilution anticipated using 6 meter by 10 meter by 10 meter mining blocks. Nominal grades of 0.45 gpt AuEq adjacent to high-grade and 0.15 gpt AuEq adjacent to low-grade are incorporated into the added dilutive tonnes, as grade boundaries are highly diffuse. In addition a flat 2.5% metal loss was subtracted from the reserve to reflect any other unaccounted metal losses.

The total measured and indicated resources used for estimation of the mineral reserves at Dolores are based on the revised resource block model that incorporates data from all drilling up to the end of 2005, and is currently estimated at 3.06 million ounces of gold and 148.8 million ounces of silver, as shown in Table IV below and in the table “Measured and Indicated Resources” on page 19:

Table IV: Measured and Indicated Resources

Category	Tonnes (000s)	Gold g/t	Silver g/t	GoldEq g/t	Gold oz	Silver oz	Gold Eq oz
Measured (52%)	61,660	0.86	42.1	1.53	1,702,000	83,361,000	3,025,000
Indicated (48%)	56,750	0.75	35.9	1.32	1,360,000	65,479,000	2,399,000
Total	118,400	0.80	39.1	1.43	3,061,000	148,840,000	5,424,000

Some numbers may not match due to rounding.

An additional 667,000 ounces of gold and 27.7 million ounces of silver, contained in 33.8 million tonnes (at average grades of 0.61 gpt gold and 25.5 gpt silver), remain classified as “inferred resources”.

In addition to ongoing resource expansion drilling, the Company continues Dolores project optimization, including metallurgical testing and refinements in mine planning and processing options that follow from the new open pit reserve estimates and the increasing potential of underground operations.

Quality Control and Assurance

Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the Dolores project and is responsible for the contents of the internal technical report on the new mineral reserve estimates that complies with the requirements of NI 43-101 (available on SEDAR at www.sedar.com).

Proposed Budget 2007

The following table sets out the proposed exploration and condemnation budgets on the Dolores property for the twelve months to December 31, 2007. These budgets are in addition to the estimated project capital costs (see “Principal Property – The Dolores property – Summary of Capital and Operating Costs“)

Dolores minesite
Total meters planned (core)	10,000
Total meters planned (RC)	15,000
		Unit Cost	Total Cost
All inclusive core drill costs (per meter - includes assays and drill supplies)		$150	$1,500,000
All inclusive exploration RC drill costs (per meter)		$100	1,500,000
Camp supplies/travel/vehicles and other costs			850,000
			$3,850,000

In addition to the site-specific programs, the Company plans a regional reconnaissance program at a cost of approximately $600,000 to be spent over the twelve months to December 31, 2007.

NORTHERN SONORA PROPERTIES

Although these properties are not currently material to the Company, the Company considers the Northern Sonora Properties to be worthy of future exploration expenditures and has been conducting, and will continue to conduct, exploration work on each of the following properties. Taxes and property assessments are paid through January 2007.

The information given in this section was prepared by Mark Bailey, the Corporation’s President and CEO, and a “qualified person” as defined in NI 43-101.

Description and Location

The Northern Sonora Properties are located in the northern part of Sonora State, Mexico. The Northern Sonora Properties consist of the 14 exploration/exploitation concessions described below, comprising a total of approximately 28,300 hectares.

Northern Sonora Properties Concessions

Concession Name	Title No.	Area (hectares)	Expiry Date
Abe	216305	996	April 29, 2052
Oro Fino	215622	649	March 3, 2052
La Pistola	220056	1,698	June 3, 2053
La Gloria	221626	1,087	March 3, 2054
Los Adobes	218455	6,173	November 3, 2052
El Ruido	218448	3,788	November 3, 2052
Anita (amplificacion)*	228331	6.840	November 7, 2056
El Manzanal **	213593	220	May 16, 2007
Anita **	221743	500	March 18, 2010
El Durazno 2*	227956	2117	September 14, 2056
Tio Flaco	221168	708	December 2, 2053
El Correo	217446	2,718	July 15, 2052
Cadena de Oro	205198	366	July 7, 2053
El Durazno **	212967	440	February 19, 2007
Total Area		28,300

* Staked in 2006

** These concessions will become 50-year exploration/exploitation concessions on their expiry dates.

In 2006 the Company staked the 2,117 hectare El Durazno 2 concession which surrounds the Company’s El Durazno gold project and brings the La Plomosa historic silver mine into the Company’s exploration portfolio. Initial mapping and sampling of this property is scheduled for spring 2007.

Numerous areas of mineralization in separate geographic zones occur within the properties, including the La Bolsa property in the northwest corner of the block, the Real Viejo silver prospect in the central portion of the concessions, the Planchas de Plata (Anita claim) silver prospect located to the southeast of the main concessions, and porphyry related base metal mineralization in the eastern portion of the concession block (the El Fierro and La Recompensa mineralized systems). The Company has obtained all required permits to conduct exploration drilling on the projects through the next several exploration programs. The properties are not subject to any environmental liabilities.

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

The local economy is supported mainly by cattle ranching, with the nearby city of Nogales, Mexico (population exceeding 100,000), providing most of the economy for the region. Skilled and unskilled labor is abundantly available from nearby Nogales. Water for drilling is available from local sources including ponds and water wells. Surface rights to all known areas of mineralization and potential waste disposal, tailings, storage, heap leach pads and plant sites are held under agreements by the Company.

Site topography is characterized by low to moderately rugged terrain with elevations ranging from 1,000 to 1,800 meters above sea level.

Figure 4: Northern Sonora Properties

Nature of Transport

The project area is serviced by narrow, winding, dirt and paved roads from Nogales. A network of roads to provide access for drilling has been established on several of the more advanced prospects located on the properties. Modern services are available at Nogales, within 30 kilometers of most of the prospects.

Sampling and Integrity of Samples

Since 1994 the Company has taken more than 9,000 surface samples over the project area, drilled 131 holes at La Bolsa, 38 holes on the Real Viejo prospect, 103 holes on the Planchas de Plata prospect, and completed extensive geological mapping and airborne geophysical surveys over the entire claim block. All assays were completed by Bondar Clegg, ALS Chemex or Inspectorate under the same quality assurance regime as for the Dolores property.

La Bolsa Property

The La Bolsa property is located on the Abe concession in the northern part of Sonora State, Mexico, approximately 30 kilometers west of the Mexican city of Nogales, and 97 kilometers SSW of Tucson, Arizona. The property is best accessed from Tucson, by taking Highway I–19 approximately 110 kilometers south to Nogales. Access to the property from Nogales is by four-wheel drive vehicle over a combination of paved and dirt roads.

History of Property

There is no known written information pertaining to the La Bolsa property although historic pits, shafts, adits and exploratory trenches occur within the property. The greatest concentration of these are found on top of, and on the east flank of the main mineralized hill where an access tunnel, several shafts, and over half a dozen surface pits were dug to exploit high grade (to 0.48 opt gold and 8.3 opt silver – verified by the Company) carbonate-rich breccias and veining.

Ownership

The La Bolsa property was staked by the Corporations’s wholly owned subsidiary Minera Minefinders, S.A. de CV. (“Minera Minefinders”) which is the registered owner of all the exploration concessions. The property is not subject to any underlying royalties or title encumbrances.

Although the Company owns the mineral rights, the surface rights to much of the Abe Concession are owned by Roberto Pierson Suarez (“Pierson”) who has executed a surface rights agreement that has a term of 20 years ending in 2017, and is renewable for an additional 20 years. The Company pays the annual rent and disturbance fees and the Company will continue to hold the property and advance it to a feasibility study as market conditions allow. In addition, the agreement provides that the Company is to pay Pierson a one-time fee of $500,000 for each mine that the Company puts into production on a Pierson–owned property.

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

The La Bolsa property contains an inferred resource of 8.3 million tons grading 0.025 opt gold and 0.254 opt silver. Mineralization and alteration is characterized by intense silicification, sericitization and quartz–calcite or quartz–adularia stockwork veining and brecciation hosted by volcaniclastic sediments and intermediate volcanic flows intruded by felsic dikes and plugs. Quartz–calcite veins up to 4.56 meters in width have been noted at the surface although most of the quartz–veining occurs as stockworks. Pink replacement textures have been described as potassic alteration or adularization but no pattern has been defined. The presence of pyrite is suggested by iron–oxide pseudomorphs and hematite and limonite along fractures. Carbonate veins and breccia zones are found throughout the mineralized La Bolsa property.

Exploration Activity

The La Bolsa mineralized system was discovered and staked in 1994 by Company personnel while exploring the Hill of Gold prospect in the Oro Blanco Mining District (Arizona) adjacent to the international boundary. Further prospecting, mapping and rock geochemical sampling (1,200 samples) outlined a coincident gold–silver anomaly which extends for about 800 meters and averages about 120 meters in width. Approximately 994 meters of surface trench rock sampling by the Company produced significant values, including 125 meters averaging 1.10 gpt gold in Trench 95–1 and 152 meters averaging 1.10 gpt gold along sample line 1000S. During late 1995 and early 1996, 42 reverse circulation drill holes totalling 4,835 meters and 7 diamond drill holes totalling 614.5 meters were completed.

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

A second phase drilling program was completed in August 1998. Results from that drilling included 26 mineralized holes from the 28 holes drilled to extend the La Bolsa property. A revised resource estimate utilizing polygonal methods tabulated 8.3 million tons, grading .025 opt gold and .254 opt silver, containing 208,000 ounces of gold and 2.1 million ounces of silver, at a .01 opt cut-off grade.

Additional work on the resource area was carried out in 2003 to advance the property nearer to the pre-feasibility study stage. The drilling program completed in 2003 included drilling of 23 core holes for 2,085 meters, and 11 RC holes for 1,838 meters. In 2004, an additional 15 core holes totalling 1,418 meters were drilled.

Work Program

Additional exploration is required at the La Bolsa property to bring the project to the pre–feasibility stage. This will entail infill, diamond and reverse circulation drilling, and surface channel sampling to enable upgrading of resources to the measured or indicated category for pre–feasibility purposes. Systematic check assays, bulk density testing, geostatistical analysis of the assay database, preliminary mining studies, ongoing metallurgical testwork, and economic evaluations will be required and have been provided for in the proposed budget. The 2007 proposed budget for La Bolsa is presented below.

Feasibility drilling (1,500 meters core)	$250,000
Metallurgy and engineering	100,000
Project holding costs	76,000
$426,000

Planchas de Plata and Real Viejo Property

Following the initial success on the La Bolsa discovery, the Company staked additional concessions expanding the Northern Sonora Properties to their present size. Work on these additional concessions during the period from 1996 through 2006 included regional and detailed geologic mapping, geochemical sampling programs, and an airborne geophysical survey. This comprehensive exploration effort resulted in the discovery of additional gold–silver mineralized systems and two porphyry copper related base metal systems.

Ownership

The concessions were staked, and are 100% controlled by Minera Minefinders. Surface rights in the area belong to various ranchers. Agreements have been executed between the Company and several surface rights owners. The agreements provide for surface rights for exploration, development, and mining within the properties, in return for annual payments of $10,000 to $35,000, and lump-sum compensation of $350,000 to $550,000 for any mine to go into production on these properties.

Geology and Mineralization

The geologic setting of the Northern Sonora Properties consists of Tertiary intermediate to felsic flows and tuffs overlying a diverse package of conglomerate, sandstone, siltstone, and thinly layered limestones with interspersed intermediate volcanic flows and tuffs. The entire area is believed underlain by Mesozoic metavolcanic and metasedimentary units. The structural regime is dominated by an older series of northeast trending structures cut by a later series of northwest trending horsts and grabens. Gold mineralization is localized at the edges of several circular features, which are interpreted as related to Tertiary volcanism. There is an earlier mineralizing event, primarily containing silver with accessory base metals and gold, which is emplaced along the older set of northeast trending structures.

Mineralized systems identified to date are dominantly silver-lead-zinc ±gold systems. These are confined to ENE trending structural zones occurring within Jurassic to Cretaceous felsic volcanics. These systems vary in size from 500 to 2,000 meters strike length. The El Fiero and La Recompensa targets are large porphyry related base-metal (Cu-Mo-Zn-Pb) targets located within the eastern portion of the claim block. Alteration at each of these systems includes square kilometers composed of strong iron oxides, sericitic and argillic alteration, and scattered quartz tourmaline stockworks in Jurassic to Cretaceous felsic volcanics. Intruding the area of the projects is a series of rhyolite, granodiorite, and diorite dikes and plugs. Exploration mapping and sampling will continue on these targets as time allows in an effort to bring them to the drill stage.

Exploration Activity

From 1996 to early 2002 geological mapping and geochemical sampling utilizing the reconnaissance mapping and geophysical surveys was completed over an area exceeding 150 square kilometers to the south and east of the La Bolsa property. This work led to the discovery of at least fourteen major areas of anomalous gold and/or silver mineralization. Historic mining activity can be found at most of these targets with the most extensive workings developed on silver mineralization such as at the La Dura Mine, Real Viejo Mine, Santa Juliana Mine, and La Recompensa Mine. There are no historic records for these workings and only the La Recompensa Mine has been recorded on existing maps. Exploration work since 2002 has focused on the systematic drill testing of the more prospective zones.

During late 1996 through 1997 the Company contracted a helicopter–borne magnetic, radiometric and electromagnetic survey as well as colour aerial photography, covering more than 90,000 hectares of the combined La Reserva/El Correo, Northern Sonora and Oro Blanco properties. The purpose of this survey was to assist with mapping lithology, structure, alteration and potential mineralized zones.

Beginning in 2004, drill programs were initiated on both the Real Viejo and Planchas de Plata silver prospects. Through the end of 2006 a total of 38 holes (22 RC and 16 core, totaling 4,924 meters) were completed at Real Viejo, and a total of 103 holes (45 RC and 58 core, totaling 16,032 meters) were completed at Planchas de Plata. In 2006, due to success at Planchas de Plata the Company staked additional 6,840 hectares covering the southeastern extension of the system and completed 17.4 kilometers of ground based geophysics. The geophysics were successful in identifying large zones of anomalous IP (induced polarization) response which has guided recent drill targeting. In 2007 core drilling is planned for both projects.

Work Program

The following table shows the proposed work program for the Real Viejo and Planchas de Plata silver projects for 2007:

Real Viejo

Exploration drilling (500 meters core)	$ 75,000
Project holding costs	70,000
$145,000

Planchas de Plata

Exploration drilling (3,500 meters core)	$525,000
Project holding costs	32,000
$557,000

PROPERTY INTERESTS IN THE UNITED STATES

The Company has interests in four claim areas in the United States: the Gutsy/Buckskin Mountain property and Dottie property in the state of Nevada, the Oro Blanco property in the state of Arizona and the 30 unpatented lode mining claims known as the Wickes property in Montana, acquired in 2006. These properties are not sufficiently advanced to make them material to the Company’s asset base, but an aggregate work budget of approximately $325,000 is planned for 2007 on the Gutsy and Dottie properties

The Gutsy/Buckskin Mountain property is located in Elko County, Nevada along the Carlin Trend due north of Newmont’s Rain Mine. The Dottie property is located in Elko County, Nevada, approximately eight miles west of Queenstake Resources’ Jerrit Canyon operations. The 2007 budget will allow for drill testing of both projects. The Company’s Oro Blanco property in Arizona adjoins the La Bolsa property in northern Sonora. No work is anticipated on this property in 2007.

Exploration work in 2004–2006 on the Company’s Lodi Hills and Clear projects in Nevada did not show significant potential and these properties were dropped in 2006.

SPECIALIZED SKILL AND KNOWLEDGE

The Company has entered the development and construction phase, and is engaging many employees with special skills, including senior managers with project management skills, mining and processing engineers, mine geologists, assayers, fleet maintenance engineers, machine operators and mechanics. There is great competition for such personnel in the current buoyant state of the industry. The Company has an active recruitment program, already has several highly qualified project management engineers on staff, and anticipates that it will not have significant difficulty in recruiting other personnel as the Dolores project continues. Training programs are being developed for workers who will be recruited locally.

ENVIRONMENTAL PROTECTION

There was no significant financial and operational effect of environmental protection requirements in 2006, but as work begins at Dolores the Company’s exposure to financial costs and operating requirements will escalate rapidly. The KCA study incorporates in its financial and operating analysis all of the costs and operational requirements necessary for the Company to comply with the highest international environmental protection standards. The Company intends to comply fully with those standards and any that may be imposed by regulation or otherwise. In its Financial Statements for 2006 the Company has begun to account for future reclamation costs that will arise from its development and construction activities to date.

NUMBER OF EMPLOYEES

As at December 31, 2006, the Company had a total of 64 employees and consultants. None of the Company's employees belongs to a union or is subject to a collective agreement. The Company considers its employee relations to be good. The Company expects to be in full operational mode by the end of 2007, and will be increasing its on-site workforce at Dolores to approximately 300 employees.

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

RISK FACTORS

The Corporation’s securities should be considered a speculative investment due to the nature of its business. Investors should carefully consider all of the information disclosed in this AIF, including all documents incorporated by reference, before making an investment in the Corporation’s securities. The following risk factors could materially affect the Company’s business, financial condition or results of operations and could cause actual events to differ materially from those described in forward-looking statements. In such an event, the market prices of the Corporation’s securities could decline and investors could lose all or part of their investments. The risks include but are not limited to those risks set forth below.

No revenue from operations and no mining operations.

The Company is a mineral exploration company in the process of developing a mine and has no revenue from operations and no mining operations of any kind. Other than the Dolores project, its properties are in the exploration stage, and the Company has not defined or delineated any proven or probable reserves on any of its properties. Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. If its current exploration programs do not result in the discovery of commercial ore, the Company may need to write-off part or all of its investment in its existing properties and will seek to acquire additional properties. The determination of whether any mineral deposits on its properties are economic is affected by numerous factors beyond its control, including:

• the metallurgy of the mineralization forming the mineral deposit;
• market fluctuations for metal prices;
• the proximity and capacity of natural resource markets and processing equipment; and

• government regulation of prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

No history of production and no assurance of successful operations or profitable production of precious metals.

The Company has no history of producing metals from its current portfolio of mineral exploration properties. Most of its properties are in the early development or exploration stage. Only the Dolores project is currently under development, and production there will be subject to completing construction of the mine, processing plants, roads, and other related works and infrastructure. As a result, the Company is subject to all of the risks associated with establishing new mining operations and business enterprises including:

• the timing and cost, which can be considerable, of the construction of mining and processing facilities;

• the availability and costs of skilled labour and mining equipment;

• the availability and cost of appropriate smelting and refining arrangements;

• compliance with environmental and other governmental approval and permit requirements;

• the availability of funds to finance construction and development activities;

• potential opposition from non-governmental organizations, environmental groups, local groups or local inhabitants which may delay or prevent development activities; and

• potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

The costs, timing and complexities of mine construction and development are increased by the remote location of mining properties such as the Dolores project. It is common in new mining operations to experience unexpected problems and delays during construction, development and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, the Company cannot assure investors that its activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce metals at any of its properties.

Arrangements with Ejido Huizopa and its members.

The members of the local commune, Ejido Huizopa, are local inhabitants who have rights to conduct agricultural activities on property which includes and surrounds the area where the Dolores project is located. To bring the Dolores project to production the Company needs to have satisfactory arrangements in place with the Ejido and its members for access and surface disturbances. The Company believes such arrangements are in place, and is implementing certain long-term solutions for the relocation of members of the Ejido. Any inability to successfully maintain those agreements with the Ejido and its members could impair or impede the Company’s ability to successfully mine the property.

Funding to develop mineral properties and to complete exploration programs.

The Company has limited financial resources. It had working capital of approximately $119.19 million at December 31, 2006 and had cash and cash equivalents of $122 million at that date. The Company intends to fund its operations from working capital and revenue from production at the Dolores project. Its ability to continue future exploration and development activities, if any, will depend in part on its ability to commence production and generate material revenues from production at the Dolores project or to obtain additional external financing. The sources of external financing that the Company could use for these purposes might include public or private offerings of equity and debt. In addition, the Company could enter into one or more strategic alliances or joint ventures, or could decide to sell certain property interests, and it might utilize a combination of these sources. The external financing chosen may not be available on acceptable terms, or at all.

If the Company is unable to generate sufficient funds from its operations, and is also unable to secure external financing, to continue exploration and development it may have to postpone the development of, or sell, its properties.

There can be no assurance that the Company will commence production on any of its projects or generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all. Failure to meet its obligations on a timely basis could result in the loss or substantial dilution of its interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different than those included in this AIF.

Differences in US and Canadian reporting of reserves and resources.

The Company’s reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as the Company generally reports reserves and resources in accordance with Canadian practices. These practices are different from those used to report reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian practice to report measured, indicated and inferred resources, which are not permitted in disclosure filed with the SEC by United States issuers. In the United States, mineralization may not be classified as a ‘‘reserve’’ unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, ‘‘inferred resources’’ have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of ‘‘contained ounces’’ is permitted disclosure under Canadian regulations; however, the SEC permits issuers to report ‘‘resources’’ only as in place tonnage and grade without reference to unit measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this AIF, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Actual costs, production and economic returns may differ significantly from those anticipated, and no assurance that development will result in profitable mining operations.

The Company has estimated operating and capital costs for Dolores based on information available, and believes that these estimates are accurate. However, recently, costs for labour, regulatory compliance, energy, mine and plant equipment and materials needed for mine development and construction have increased significantly industry-wide. In light of these factors, actual costs related to mine development and construction may exceed the Company’s estimates.

The Company does not have an operating history upon which it can base estimates of future operating costs for the Dolores project, and it intends to rely upon the economic feasibility study of the project and estimates contained therein. Such studies derive estimates of cash operating costs from, among other things:

• anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

• anticipated recovery rates of gold and other metals from the ore;
• cash operating costs of comparable facilities and equipment; and
• anticipated climatic conditions.

Capital and operating costs, production and economic returns, and other estimates contained in feasibility studies may differ significantly from actual costs, and there can be no assurance that actual capital and operating costs will not be higher than currently anticipated or disclosed.

In addition, the Company’s calculations of cash costs and cash cost per ounce may differ from similarly titled measures of other companies and are not intended to be an indicator of projected operating profit.

Reserves and resources are estimates and may yield less actual production.

Unless otherwise indicated, mineralization figures presented in this AIF and in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by independent geologists and the Company’s geologist. When making determinations about whether to advance any of its projects to development, the Company must rely upon such estimates as to the mineral reserves and grades of mineralization on its properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only.

These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. The Company cannot assure investors that:

• the estimates will be accurate;
• reserve, resource or other mineralization estimates will be accurate; or
• this mineralization can be mined or processed profitably.

Any material changes in mineral reserve estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital.

Because the Company has not completed mine construction at the Dolores project and has not commenced actual production on any of its properties, mineralization estimates, including reserve and resource estimates, for its properties may require adjustments or downward revisions based upon actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by its feasibility studies and drill results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

The resource estimates contained in this AIF have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold and silver may render portions of the mineralization, reserve and resource estimates uneconomic and result in reduced reported mineralization or adversely affect the commercial viability of the Dolores and other projects. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on its results of operations or financial condition.

Some of the Company’s properties, including the Northern Sonora Properties, are in the exploration stage, which means that the Company has not established the presence of any proven and probable reserves. There can be no assurance that subsequent testing or future studies will establish proven and probable reserves on these properties. The Company cannot assure investors that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

Prices of gold and silver fluctuate widely, affecting profitability and financial condition.

The Company’s profitability and long-term viability depend, in large part, upon the market prices of gold, silver and other metals and minerals produced from its mineral properties. The market prices of gold, silver and other metals are volatile and are impacted by numerous factors beyond its control, including:

• expectations with respect to the rate of inflation;
• the relative strength of the US dollar and certain other currencies;
• interest rates;
• global or regional political or economic conditions;
• supply and demand for jewelry and industrial products containing metals; and

• transactions by central banks and other holders, speculators and producers of gold and other metals in response to any of the above factors.

The Company cannot predict the effect of these factors on metal prices. Gold and silver prices have fluctuated widely during the last several years. Gold closed at $632 per ounce on December 31, 2006 ($513 per ounce at December 31, 2005), and in 2006 had a high of $725 and a low of $524.75. The price of silver also improved from $8.83 per ounce at December 31, 2005 to a high of $14.94, with a low of $8.83, in 2006. On March 21, 2007, the London pm fix price for gold was $658.75 per ounce and for silver was $13.33 per ounce. Historically, gold prices ranged from $536.50 to $411.10 per ounce in 2005 and from $454.20 to $375.00 per ounce in 2004; and silver prices have ranged from $9.22 to $6.39 per ounce in 2005 and from $8.29 to $5.49 per ounce in 2004. A decrease in the market price of gold and silver could affect the commercial viability of the Dolores project and its anticipated development and production assumptions. Lower prices could also adversely affect the Company’s ability to finance future development at Dolores and the exploration and development of its other mineral properties, all of which would have a material adverse effect on its financial condition and results of operations. There can be no assurance that the market prices will remain at current levels or that such prices will improve.

Currency exchange rates affect financial performance and forecasts.

Gold is priced in US dollars, but the Dolores project is located in Mexico, which results in revenues in US dollars and costs priced in Mexican pesos. If the Mexican peso strengthens against the US dollar, the Dolores cost structure would be impacted (after translating into US dollars), driving up costs while revenues would remain the same in US dollar terms. The Company is also exposed to the Canadian dollar because its head office operations are located in Canada. As a result of these exposures, the Company’s financial performance and forecasts may be significantly impacted by changes in international exchange rates.

Mining is inherently dangerous and subject to uncontrollable conditions or events that may have material adverse effects.

Mining is subject to various types of risks and hazards, including:

• environmental hazards;
• power outages;
• metallurgical and other processing problems;
• unusual or unexpected geological formations;
• structural cave-ins or slides;
• flooding, fire, explosions, cave-ins, landslides and rock-bursts;
• inability to obtain suitable or adequate machinery, equipment, or labour;
• metals losses; and

• interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, production facilities and other properties, personal injury, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the mining industry. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

The Company is subject to significant government regulation.

The Company’s primary properties, operations and exploration and development activities are in Mexico and are subject to extensive federal, state, territorial and local laws and regulations governing various matters, including:

• environmental protection;
• management and use of toxic substances and explosives;
• management of natural resources;
• exploration, development of mines, production and post-closure reclamation;
• export controls;
• price controls;
• regulations concerning business dealings with indigenous groups;
• labour standards, occupational health and safety, and mine safety; and
• historical and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties.

All significant properties are located in Mexico, which may be subject to political, economic, and regulatory instability.

Most of the Company’s activities occur in Mexico and its business may be affected by possible political, economic, or regulatory instability in that country. The risks include, but are not limited to, political instability and violence, terrorism, military repression, extreme fluctuations in currency exchange rates, labour unrest, changing fiscal regimes, changes to royalty and tax regimes, uncertainty regarding enforceability of contractual rights and judgments and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in Mexico may adversely affect the Company’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be predicted.

Failure to obtain permits, or failure to comply with permits that the Company has obtained, would adversely affect its business.

The Company’s current and anticipated future operations, including further exploration, development activities and commencement of production on mineral properties, require permits from various governmental authorities. There can be no assurance that all permits that the Company requires for its operations, including any construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain required permits, or the expiry, revocation or failure to comply with the terms of any such permits that the Company has already obtained, would adversely affect its business.

Activities are subject to environmental laws that may increase costs and restrict operations.

All of the Company’s exploration and potential development and production activities are in Mexico and the United States and are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations and future changes in these laws and regulations may require significant capital outlays and may cause material changes or delays in the Company’s operations and future activities. It is possible that future changes in these laws or regulations could have a significant adverse impact on the Dolores project or some other portion of the Company’s business, causing a re-evaluation of those activities.

Land reclamation requirements may be burdensome.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance.

Reclamation may include requirements to:

• control dispersion of potentially deleterious effluents; and
• reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations arising from exploration and potential development activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. The Company has set up a provision for reclamation obligations for the Dolores project, but this provision may prove to be inadequate when the reclamation eventually takes place. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

The Company may be required to fund additional reclamation work during the course of its mining activities.

In connection with its plans to develop the Dolores project, the Company has set up a plan and provision for reclamation work to actively remediate the property during operation of its planned mine.

The Company has estimated expenditures to carry out this work as part of its overall development plan. There can be no assurance, however, that the Company will not be required to fund additional reclamation work at Dolores or other sites which could have a material adverse effect on its financial position.

Potential failure to attract and retain qualified management for anticipated growth.

The Company is dependent on the services of highly skilled and experienced key executives and personnel focused on bringing the Dolores project into production and managing its interests and on-going exploration programs on other properties. Management is also responsible for the identification of new opportunities for growth and funding. The Company is relatively small, and the loss of these persons or an inability to attract and retain additional highly skilled employees required for development activities may have a material adverse effect on the Company’s business or future operations. In particular, the Company has not yet hired a process manager or technical services manager for its Dolores project. The failure to hire qualified people for these positions could adversely affect operations of the Project. The Company does not maintain key-man life insurance on any of its key management employees.

Mineral properties may be subject to defects in title.

The Company owns, leases or has under option, unpatented and patented mining claims, mineral claims or concessions which constitute its property holdings. The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested. The Company also may not have, or may not be able to obtain, all necessary surface rights to develop a property. The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Its mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. The Company may incur significant costs related to defending the title to its properties. A successful claim contesting its title to a property will cause the Company to lose its rights to explore and, if warranted, develop that property. This could result in the Company not being compensated for its prior expenditures relating to the property.

The Company has a history of losses and may incur losses in the future.

The Company has incurred losses since inception and may incur net losses in the future. The Company incurred the following losses during each of the following periods:

• $5.7 million for the year ended December 31, 2006;
• $4.4 million for the year ended December 31, 2005; and
• $2.8 million for the year ended December 31, 2004.

The Company had an accumulated deficit of $21.8 million as of December 31, 2005, and an accumulated deficit of $27.5 million as of December 31, 2006.

The Company expects to continue to incur losses unless and until such time as the Dolores mine enters into commercial production and generates sufficient revenues to fund continuing operations. The Company has committed and plans to continue to commit substantial capital and other resources to the development and construction of the Dolores mine. The amount and timing of future expenditures will depend on a number of factors, including the progress of ongoing development and construction, the rate at which operating losses are incurred, the timing of construction, the commercial viability of production and other factors, some of which are beyond the Company’s control. The Company cannot assure investors that it will ever achieve profitability.

Intense competition exists for capital funding, and for producing and prospective properties.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties that produce, or are capable of producing, gold or other metals. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs, mining equipment and production equipment. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Potential conflicts of interests of directors and officers.

Mark H. Bailey, President, Chief Executive Officer, and a director, is President of Mark H. Bailey & Associates LLC, (“Bailey Associates”) Consulting Geologists, located in Reno, Nevada and is a director of other publicly listed natural resource companies. Bailey Associates’ clients do not directly compete with the Company for properties, financing, equipment, or personnel. Any conflicts that may arise will be dealt with as disclosed below.

Tench C. Page, Vice President, Exploration, is a principal of Sierra Timber and Gold Corp. (“Sierra Timber”) a provider of geological consulting services, located in Reno, Nevada. Sierra Timber’s clients do not directly compete with the Company for properties, financing, equipment or personnel. There are currently no conflicts of interest between Mr. Page serving as Vice President, Exploration, of the Company while continuing to act as principal of Sierra Timber. Any conflicts that may arise will be dealt with as disclosed below.

Paul C. MacNeill, Corporate Secretary and a director, is a securities lawyer, with other clients involved in mineral exploration and development, and is a director and officer of other publicly listed natural resource companies. Mr. MacNeill is also the President of P. MacNeill Law Corporation, which provides legal services to the Company. None of Mr. MacNeill’s exploration and development clients competes directly with the Company for properties, financing, equipment, or personnel. Any conflicts that may arise will be dealt with as disclosed below.

Such associations may give rise to conflicts of interest from time to time. The Company’s directors are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises in a matter to be discussed at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Potential dilution of present and prospective shareholdings.

In order to finance future operations and development efforts, the Company may raise funds through the issue of common shares or the issue of securities convertible into common shares. The Company cannot predict the size of future issues of common shares or the issue of securities convertible into common shares or the effect, if any, that future issues and sales of the Corporation’s common shares will have on the market price of its common shares. Any transaction involving the issue of previously authorized but unissued shares, or securities convertible into shares, would result in dilution, possibly substantial, to present and prospective holders of shares.

The Corporation does not intend to pay cash dividends in the foreseeable future.

The Corporation has not declared or paid any dividends since its incorporation. The Corporation intends to retain earnings, if any, to finance the growth and development of its business and does not intend to pay cash dividends on the common shares in the foreseeable future. Any return on an investment in the common shares will come from the appreciation, if any, in the value of the common shares. The payment of future cash dividends, if any, will be reviewed periodically by the board of directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors. See ‘‘Dividend policy.”

Possible ‘‘passive foreign investment company’’ status.

Potential investors that are US taxpayers should be aware that the Corporation believes itself to be a ‘‘passive foreign investment company’’ under Section 1297(a) of the US Internal Revenue Code (a ‘‘PFIC’’) and it expects to be a PFIC for all taxable years prior to the time the Dolores project is in production. If the Corporation is or becomes a PFIC, any gain recognized on the sale of its common shares and any ‘‘excess distributions’’ (as specifically defined) paid on its common shares must be rateably allocated to each day in a US taxpayer’s holding period for the common shares. The amount of any such gain or excess distribution allocated to prior years of such US taxpayer’s holding period for the common shares generally will be subject to US federal income tax at the highest tax rate applicable to ordinary income in each such prior year, and the US taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

If the Dolores mine is placed into production, the Corporation expects that it will not be a PFIC for the taxable year during which revenue is generated from the mine, and further expects that it will not be a PFIC for each subsequent taxable year thereafter. The determination of whether the Corporation will be a PFIC for a taxable year depends, in part, on the application of complex US federal income tax rules, which are subject to differing interpretations. In addition, whether the Corporation will be a PFIC for any taxable year generally depends on its assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this AIF. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Corporation concerning its PFIC status or that the Corporation will not be a PFIC for any taxable year.

Alternatively, a US taxpayer that makes a timely and effective ‘‘QEF election’’ generally will be subject to US federal income tax on such US taxpayer’s pro rata share of the Company’s ‘‘net capital gain’’ and ‘‘ordinary earnings’’ (calculated under US federal income tax rules), regardless of whether such amounts are actually distributed by the Company. US taxpayers should be aware that the Corporation does not intend to satisfy record keeping requirements or to supply US taxpayers with required information under the QEF rules in the event that the Corporation is a PFIC and a US taxpayer wishes to make a QEF election. As a second alternative, a US taxpayer may make a ‘‘mark-to-market election’’ if the Corporation is a PFIC and the common shares are ‘‘marketable stock’’ (as specifically defined). A US taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Corporation is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such US taxpayer’s adjusted tax basis in such common shares.

Difficulty bringing actions and enforcing judgments against Minefinders, its directors, its executive officers and some of the experts named in this AIF.

The Corporation is organized under the laws of Ontario, Canada and its principal executive office is located in the Province of British Columbia. Most of its directors and officers, and some of the experts named in this AIF, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. As a result, it may be difficult for investors in the United States or outside Canada to bring an action against directors, officers or experts who are not resident in the United States or in another jurisdiction of residence. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence against those persons or Minefinders.

DIVIDEND RECORD AND POLICY

The Corporation has not paid any dividends since incorporation and intends to retain earnings to finance the growth and development of its business. It does not intend to pay dividends on common shares in the immediate future. The payment of dividends in future will depend, among other factors, on earnings, capital requirements, and operating and financial condition.

If dividends or similar distributions are made to holders of common shares, there will be an adjustment to the conversion rate applicable to the convertible notes (see “Capital Structure”) such that additional shares will be issued upon conversion of the notes into common shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to “Management’s Discussion and Analysis”, dated March 12, 2007, which has been filed on SEDAR at www.sedar.com and is incorporated by reference in this AIF.

CAPITAL STRUCTURE

The authorized capital of the Corporation consists of unlimited common shares without par value. As at March 21, 2007, the Corporation had a total of 48,541,579 common shares issued and outstanding, all of which are fully paid and not subject to any future call or assessment. The common shares rank equally as to voting rights, participation in a distribution of the assets of the Corporation on a liquidation, dissolution or winding-up, and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each common share carries the right to one vote.

In October, 2006 the Corporation issued $85 million of 4.5% unsecured convertible senior notes maturing December 2011, convertible into common shares at 91.9118 shares per $1,000 note (a conversion price of approximately $10.88 per share), or 7,812,500 shares in aggregate.

Upon conversion of a note, the Corporation, provided there has been no event of default, will have the option to deliver common shares, cash or a combination of cash and common shares for the notes surrendered. The amount of cash to be paid will be equal to the number of common shares in respect of which the cash payment is being made multiplied by the daily volume-weighted average price of the Corporation’s shares.

The notes are senior unsecured debt and rank on parity with all other existing and future senior unsecured debt and prior to all subordinated debt, of which, at December 31, 2006 and March 21, 2007 there is none. The Corporation may repurchase notes in open market purchases or negotiated transactions without prior notice to holders.

Neither the Corporation nor any of its subsidiaries are subject to any financial covenants, nor are they restricted from paying any dividends, incurring debt, or issuing or repurchasing other securities.

The holders of the notes are not afforded protection in the event of a highly leveraged transaction or a change in control except to the extent described below.

Additional shares may be issuable following the occurrence of certain corporate acts or events, to compensate the noteholders for any such occurrence that causes economic loss to them.

Such possible events include issue by the Corporation of common shares as a dividend or other distribution of common shares; the issue of warrants (or similar rights) to purchase common shares for less than market price; the distribution to holders of the Corporation’s common shares, of assets, securities, debts receivable and the like, whether or not part of a “spin-off” transaction; payment of cash dividends; and purchase of the Corporation’s common shares for prices in excess of market prices.

If the Corporation is a party to a consolidation, amalgamation, merger, binding share exchange, statutory arrangement, sale of all or substantially all of its assets or other combination, in each case pursuant to which its common shares are converted into cash, securities, or other property, then at the effective time of the transaction, the right of a holder of notes to convert will be changed into a right to convert them into the kind and amount of cash, securities and other property which holders of the notes would have received if those holders had converted their notes immediately prior to the transaction.

In the event of a fundamental change in the affairs of the Corporation, it shall be required to offer to purchase for cash all of the outstanding notes.

A “fundamental change “will be deemed to have occured when any of the following occurs:

(1) a “person” or “group” has become the “beneficial owner” of more than 50% of the voting power of the Corporation’s common equity;

(2) consummation of any share exchange, consolidation, amalgamation, merger, statutory arrangement or other combination pursuant to which the Corporation’s common shares will be converted into cash, securities or other property or any sale, lease or other transfer of all or substantially all of the Corporation’s consolidated assets;

(3) continuing directors cease to constitute at least a majority of our board of directors; or

(4) the Corporation’s shareholders approve any plan or proposal for liquidation or dissolution.

A change in control will not be deemed to have occurred, however, if at least 90% of the consideration, in the transaction constituting the fundamental change consists of shares of common shares or American Depository Shares that are traded or will be traded on a U.S. national exchange or on the Toronto Stock Exchange.

As at March 21, 2007, the Corporation also had a total of 4,138,000 options outstanding. The options are exercisable for up to five years from the dates of grant at prices ranging from CDN$3.30 to CDN$12.53.

MARKET FOR SECURITIES

The Corporation’s common shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the stock symbol “MFL”, and on the American Stock Exchange (“AMEX”) under the symbol “MFN”.

The following table gives the monthly trading ranges for the Corporation’s common shares and the number of shares traded (“Volume”).

	Toronto Stock Exchange (prices in Canadian dollars)				American Stock Exchange (prices in US dollars)
2006	High	Low	Close	Volume	High	Low	Close	Volume
January	$8.38	$6.70	$8.18	4,588,274	$7.45	$5.31	$7.01	1,533,500
February	10.00	7.26	9.20	7,112,391	8.75	6.23	8.09	2,147,800
March	9.60	8.33	9.00	5,533,940	8.63	7.00	7.72	1,963,400
April	10.90	8.44	10.30	10,131,578	9.75	7.01	9.50	3,223,800
May	10.40	8.41	8.45	6,157,009	9.69	7.10	7.69	2,976,700
June	9.09	7.40	9.09	2,979,480	8.29	6.51	8.17	1,526,300
July	9.63	8.61	9.25	1,148,763	8.60	7.43	8.19	651,700
August	10.80	9.10	10.80	2,790,061	10.01	8.02	9.88	1,006,200
September	11.07	9.50	10.21	3,357,543	10.19	8.35	9.12	1,219,600
October	10.56	8.36	8.44	5,216,831	9.28	7.41	7.53	5,232,800
November	9.91	8.50	9.70	5,115,256	8.68	7.53	8.48	4.077.500
December	10.43	8.89	10.39	3,383,752	8.98	7.75	8.90	3,204,800

DIRECTORS AND OFFICERS

Each director is elected by the shareholders at the annual general meeting and holds office until the first annual general meeting following the director’s election (or appointment by the board to fill a vacancy). Each officer holds office at the pleasure of the board of directors.

Directors and Officers

Name and Place of Residence	Position with the Corporation	Principal Occupation	Director or Officer Since
Mark H. Bailey Bellingham, Washington, USA.	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Corporation	President -July 27, 1995 CEO – Oct. 31, 1995 Director – July 27, 1995
James M. Dawson(1)(2)(4) Richmond, British Columbia, Canada	Director	President, Dawson Geological Consultants Ltd., a geological consulting company	Director -March 18, 1996
H. Leo King(1)(2)(3)(4) Vancouver, British Columbia, Canada	Director	President, International Barytex Resources Ltd., a mining company	Director -May 15, 1996

Robert L. Leclerc(1)(2)(3) Henderson, Nevada USA.	Director & non-executive Chairman	Business Consultant	Director - March 27, 1997 Chairman June 10, 2004
Anthonie Luteijn(2)(3)(4) Delta, British Columbia, Canada	Director	Retired Mining Executive	Director -June 10, 2004
Paul C. MacNeill West Vancouver, British Columbia, Canada	Director and Corporate Secretary	Barrister and Solicitor	Director – Sept. 15, 1995 Corporate Secretary – July 27, 1995
Tench C. Page Reno, Nevada USA.	Vice–President, Exploration	Vice–President, Exploration of the Company	Vice President -July 27, 1995
Greg D. Smith Vancouver, British Columbia, Canada	Chief Financial Officer	Chief Financial Officer of the Company	CFO – November 15,2006
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating Committee.
(4)	Member of the Technical and Commercial Oversight Committee.

For further information on directors and committee of directors please refer to the Management Information Circular dated March 12, 2007 (available on SEDAR at www.sedar.com).

Each of these individuals has been engaged in the principal occupation set forth opposite his name during the past five years except for: Paul C. MacNeill who, prior to November 2002, was a partner with the Vancouver law firm of Campney & Murphy, Barristers & Solicitors; Robert L. Leclerc who, prior to February 2003 was the Chairman and Chief Executive Officer of Echo Bay Mines Ltd., a mining company; Anthonie Luteijn who, prior to April 2003 was the Vice President, Project Development and Operations for Canico Resource Corp., a mining company; and Greg D. Smith, who, from March 2006 to October 2006 was the Manager, Risk of Goldcorp Inc., a mining company, and prior thereto was employed by KPMG LLP, Chartered Accountants, Vancouver BC in several positions, most recently as Manager, Mining Assurance Group.

Shareholdings of Directors and Officers

To the best of the Company’s knowledge, as at March 21, 2007, directors and officers, as a group, beneficially owned, directly or indirectly, or exercised control over 1,904,900 common shares (not including common shares issuable upon the exercise of stock options) of the Corporation, representing 4% of the then outstanding common shares.

Conflicts of Interest

Other than as disclosed below, to the best of the Company’s knowledge, there are no existing or potential conflicts of interest between the Company and any director or officer of the Company, except that certain of the directors and officers serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies. (See “Risk Factors – Conflicts of Interest”)

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (Ontario) and they will govern themselves in respect thereof to the best of their abilities in accordance with the obligations imposed upon them by law.

AUDIT COMMITTEE

The Audit Committee comprises Robert L. Leclerc, James M. Dawson and H. Leo King, all of whom, in the opinion of the directors, are independent and are financially literate.

Mr. R.L. Leclerc is a lawyer, and was the chief executive officer of a large law firm from 1993 to 1996. From 1997 to 2003 he was chief executive officer of a public company in the business of mining precious metals, and that was listed for trading in Canada and the USA. In those capacities he was ultimately responsible for the activity and authority of the chief financial officers who reported to him, and for the implementation and maintenance of internal control systems and for compliance with the required public reporting.

Mr. J.M. Dawson has been a professional consulting geologist for over thirty years, and has been a director of public companies in the mineral resource industry for twenty years. Also, he has managed his own consulting geological firm for many years. In these capacities he has acquired knowledge and understanding of the financial issues and accounting principles that are relevant in assessing this Company’s financial disclosures and internal control systems.

Mr. H.L. King is also a professional geologist, and has twenty years of experience in senior executive positions within the base and precious metals mining industry. He is the president and is a director of several public companies, and his responsibilities have included the operation of internal control systems and compliance with public financial disclosure requirements. In discharging these responsibilities Mr. King has acquired the requisite skill and knowledge in understanding the accounting principles, and their application, adopted by this Company in its financial disclosures.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the directors.

The Audit Committee meets with the President and Chief Executive Officer and the Chief Financial Officer of the Company, and the independent auditors, to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls as well as audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the auditors to be appointed. In addition, this Committee reviews and recommends to the Board for approval the annual financial statements, the Management Discussion and Analysis, and undertakes other activities required by regulatory authorities.

The full text of the Audit Committee Charter is attached to this AIF as an Appendix.

The following table shows the aggregate fees billed to the Corporation by its external auditor in each of the last two years.

Audit Fees	2006	2005
Fees billed for the audit of the Company’s annual consolidated financial statements, review of quarterly consolidated financial statements, and in connection with regulatory filings, including fees of approximately $152,000 in connection with a public offering of common shares and an issue of convertible notes in 2006 (2005 – nil).	$211,060	$61,113
Tax fees
Tax compliance, taxation advice and tax planning for international operations	20,716	14,185
All other fees	-	-
	$231,776	$75,298

TRANSFER AGENT AND REGISTRAR

The Corporation’s Transfer Agent and Registrar for its common shares is CIBC Mellon Trust Company at its offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

The Company has contracts that are or may become material to its success, for the exploration and exploitation of minerals, and for surface rights, at its Dolores and Northern Sonora properties. Details of these are given elsewhere in this AIF – please see “Principal Property – The Dolores Property – Description and Location” “Northern Sonora Property – La Bolsa Property: Location and Access – Ownership” and “Northern Sonora Property – Planchas de Plata and Real Viejo Property – Ownership”.

In addition, since April 2006, the Company has been engaged in the development and construction of the Dolores mine, at an expected cost of approximately $132 million. Of this amount, at December 31, 2006, $87 million had been contracted for and $51.4 million had been paid, leaving $35.6 million of unpaid commitments. These aggregate amounts represent many individual contracts, with non-related parties, for the supply of services, materials, plant, machinery and equipment. The contracts were entered into in the ordinary course of business and contain no unusual or onerous provisions.

INTERESTS OF MANAGEMENT AND EXPERTS

Mark H. Bailey, M.Sc., P.Geo., a director and President and Chief Officer of the Corporation is a “qualified person” as defined in NI 43-101.During 2006 several news releases were issued in which it was stated that he supervised the preparation of the technical information in those releases. Mr. Bailey expects to stand for re-election as a director when his term expires. He owns 622,300 common shares of the Corporation and 850,000 options to purchase common shares.

On December 6, 2004 the Corporation filed an independent study by RPA entitled “Technical Report on the Mineral Resources Estimate for the Dolores Property, Mexico”. The principal authors of the report were David W. Rennie, P. Eng., and C. Stewart Wallis, P. Geo., each of whom is an independent “qualified person” as defined in NI 43-101. The report is available on SEDAR at www.sedar.com and has been incorporated by reference in this AIF. To the best of the Corporation’s knowledge, none of RPA, David W. Rennie and C. Stewart Wallis owns any interest in the Corporation.

On April 12, 2006 the Company filed a final independent study by KCA entitled “Technical Report For the Dolores Heap Leach Project In Mexico”, which is available on SEDAR at www.sedar.com. The authors of that report are Michael W. Cassiday of KCA, David W. Rennie of RPA and Phil Morriss of Snowden Mining Industry Consultants. All of the authors are independent “qualified persons” as defined in NI 43-101. The report has been incorporated by reference in this AIF. To the best of the Corporation’s knowledge, none of KCA, RPA, Snowden Mining Industry Consultants, Michael W. Cassiday, David W. Rennie or Phil Morriss owns any interest in Minefinders Corporation Ltd.

ADDITIONAL INFORMATION

Additional information about the Company may be found on SEDAR at www.sedar.com

Further information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and options to purchase securities, if applicable, is contained in the Corporation’s Management Proxy Circular dated March 12, 2007 for the annual general meeting to be held on May 9, 2007. Additional financial information is provided in the Company’s comparative consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2006. All of these documents may be found on SEDAR at www.sedar.com.

Appendix

to Annual Information Form dated March 21, 2007

MINEFINDERS CORPORATION LTD.

CHARTER OF THE AUDIT COMMITTEE

The number of members of the Committee will be at least three, none of whom are officers or employees of the Corporation or any of its affiliates or subsidiaries and all of whom are, in the view of the Board of Directors of the Corporation, free of any relationship that would interfere with the exercise of independent judgment. Qualification for committee membership shall, in addition, comply with applicable securities regulatory requirements.

The Committee shall:

(a)	recommend annually to the Board the independent auditors to be appointed by the shareholders of the Corporation and the compensation of the independent auditors;
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

(d)	review the quarterly financial statements with the independent auditors prior to release to the public or filing with securities regulatory authorities;
(e)	review all Management Discussion and Analysis and earnings press releases before the Corporation publicly discloses this information;
(f)	report immediately to the Board any instances of fraud or misappropriation of assets that come to the attention of the Committee;
(g)

receive from the independent auditors a formal written statement delineating all relationships between the auditors and the Corporation, consistent with applicable accounting standards, and actively engage in a dialogue with the auditors with respect to any disclosed relationships or services that may have an impact on their objectivity and independence;

(h)	take, or recommend that the full Board take, appropriate action to oversee the independence of the auditors;
(i)

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

(j)	be directly responsible for overseeing the work of the independent auditors, including the resolution of disagreements between management and the independent auditors regarding financial reporting;
(k)	pre-approve all non-audit services to be provided to the Corporation or its subsidiaries by the independent auditors;
49

(l)

establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

(m)	undertake and perform such other duties as may be required of the Committee by applicable law or regulation.

In performing its functions and duties:

(aa)	the Committee shall meet at least quarterly with management and the independent auditors to discuss the accounts, records and financial position of the Corporation;
(bb)	the members of the Committee may inspect all the books and records of the Corporation;
(cc)	the Committee may, in its discretion and at the expense of the Corporation, engage financial and other advisors; and
(dd)	the Committee shall have the authority to communicate directly with the internal and independent auditors.

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

This charter was adopted by the Board of Directors of Minefinders Corporation Ltd. on April 1, 2003 and amended on November 10, 2005

50

EXHIBIT 2

Minefinders Corporation Ltd.

Consolidated Financial Statements

(Thousands of United States dollars)

December 31, 2006

Minefinders Corporation Ltd.

Consolidated Financial Statements

(Thousands of United States dollars)

December 31, 2006

Contents

Auditors' Report	2

Consolidated Financial Statements

Balance Sheets	3
Statements of Loss and Deficit	4
Statements of Cash Flows	5
Statements of Properties, Development and Deferred Exploration Costs	6
Summary of Significant Accounting Policies	7 - 10
Notes to the Financial Statements	11 - 26

BDO Dunwoody LLP	600-925 W Georgia St.
Chartered Accountants	Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Auditors' Report

To the Shareholders of

Minefinders Corporation Ltd.

We have audited the Consolidated Balance Sheets of Minefinders Corporation Ltd. as at December 31, 2006 and 2005 and the Consolidated Statements of Loss and Deficit, Cash Flows and Properties, Development and Deferred Exploration Costs for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada

February 6, 2007

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

2

Minefinders Corporation Ltd.

Consolidated Balance Sheets

(Thousands of United States dollars)

December 31	2006	2005

Current
Cash and cash equivalents (Note 2)	$ 121,995	$ 32,409
Receivables	3,746	765
Prepaid expenses	1,350	984
	127,091	34,158

Deferred financing charges (Note 3)	2,368	-
Properties, development and deferred exploration costs (Note 4)	86,718	53,697
Plant and equipment (Note 5)	39,343	371
	$ 255,520	$ 88,226

Liabilities and Shareholders’ Equity

Liabilities
Current
Accounts payable and accrued liabilities	$ 7,899	$ 1,898

Convertible notes (Note 6)	57,433	-
Asset retirement obligation (Note 7)	1,188	-
	66,520	1,898
Shareholders’ equity
Capital stock (Note 8)	165,537	85,672
Convertible notes (Note 6)	27,366	-
Contributed surplus (Note 11)	12,957	7,954
Deficit	(27,540)	(21,796)
Cumulative translation adjustment	10,680	14,498
	189,000	86,328
Commitments and Contingencies (Note 12)
	$ 255,520	$ 88,226

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

3

Minefinders Corporation Ltd.

Consolidated Statements of Loss and Deficit

(Thousands of United States dollars, except per share amounts)

For the years ended December 31	2006	2005	2004

Administrative costs
Accounting and auditing	$ 437	$ 443	$ 347
Amortization	21	10	11
Consulting fees	275	341	304
Corporate relations	258	373	485
Legal	341	305	279
Office services and expenses	982	547	365
Stock option compensation (Note 11)	3,404	685	1,376
Shareholder reports and filing fees	409	188	195
Travel	111	61	39
Convertible notes discount (Note 6)	792	-	-
Interest on long-term debt (Note 6)	731	-	-
	7,761	2,953	3,401

Exploration costs written off (Note 4)	324	2,228	339
Loss from operations	(8,085)	(5,181)	(3,740)

Other items
Financing fees (Note 3)	(939)	-	-
Foreign exchange gain (loss)	1,120	(172)	(111)
Loss on sale of assets	(7)	(1)	(1)
Interest income	2,167	937	1,003
Net loss for the year	(5,744)	(4,417)	(2,849)

Deficit, beginning of the year	(21,796)	(17,379)	(14,530)

Deficit, end of the year	$ (27,540)	$ (21,796)	$ (17,379)
Loss per share – basic and diluted	$ (0.13)	$ (0.12)	$ (0.08)
Weighted average shares outstanding	44,492,885	36,550,416	36,398,504

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

4

Minefinders Corporation Ltd.

Consolidated Statements of Cash Flows

(Thousands of United States dollars)

For the years ended December 31	2006	2005	2004

Cash flows used in operating activities
Net loss for the year	$ (5,744)	$ (4,417)	$ (2,849)
Items not involving cash
Amortization	21	10	11
Loss on sale of assets	7	1	1
Deferred exploration costs written off	324	2,228	339
Stock option compensation	3,404	685	1,376
Amortization of deferred financing charges	90	-	-
Convertible notes discount	792	-	-
Foreign exchange loss on convertible notes	1,926	-	-
Net change in non-cash working capital balances
Receivables	(2,981)	(609)	(129)
Prepaid expenses	393	(849)	(64)
Accounts payable and accrued liabilities	(883)	1,019	82
	(2,651)	(1,932)	(1,233)
Cash flows used in investing activities
Mineral properties and exploration costs	(10,158)	(8,874)	(6,221)
Property and development costs	(17,763)	-	-
Purchase of plant and equipment	(35,654)	(277)	(148)
	(63,575)	(9,151)	(6,369)
Cash flows provided by financing activities
Net proceeds on issue of common shares	79,865	146	1,248
Net proceeds on issue of convertible notes	81,691	-	-
	161,556	146	1,248
Effect of exchange rates on cash and cash equivalents	(5,744)	994	3,029
Increase (decrease) in cash and cash equivalents	89,586	(9,943)	(3,325)
Cash and cash equivalents, beginning of year	32,409	42,352	45,677
Cash and cash equivalents, end of year	$ 121,995	$ 32,409	$ 42,352
Supplemental Information

Non-cash investing and financing activities:
Amortization of equipment included in
deferred exploration costs	$ 170	$ 69	$ 64
Asset retirement obligation increase	1,188	-	-
Stock option compensation	5,003	1,151	2,385

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

5

Minefinders Corporation Ltd.

Consolidated Statements of Properties,

Development and Deferred Exploration Costs

(Thousands of United States dollars)

For the years ended December 31	2006	2005	2004

Deferred exploration costs (Note 4)
Property acquisition costs	$ 25	$ 100	$ 102
Assaying and drilling	1,525	1,646	1,881
Engineering and surveying	2,019	1,225	1,157
Equipment rentals and miscellaneous	179	89	92
Licences and recording fees	1,283	384	265
Road building	2,278	859	215
Technical and professional services (Note 11)	1,373	874	1,375
Other	614	904	869
Development costs (Note 4)
Property acquisition costs	519	-	-
Assaying and drilling	640	-	-
Engineering and surveying	7,885	-	-
Housing and miscellaneous	929	-	-
Insurance, licence and recording fees	632	-	-
Road construction and equipment rental	4,253	-	-
Technical and professional services (Note 11)	1,240	-	-
Water rights	333	-	-
Other	5,176	-	-
Total Dolores Mine Project	30,903	6,081	5,956
Other properties
Deferred exploration costs
Property acquisition costs	3	14	24
Assaying and drilling	1,395	1,564	932
Engineering and surveying	121	-	4
Equipment rentals and miscellaneous	196	146	65
Licences and recording fees	252	383	234
Road building	75	-	-
Technical and professional services (Note 11)	977	950	744
Other	485	271	248
Total other properties	3,504	3,328	2,251
Properties, development and deferred
exploration costs during the year	34,407	9,409	8,207
Balance, beginning of year	53,697	44,762	34,519
Foreign exchange adjustment	(1,062)	1,754	3,288
Exploration costs written off	(324)	(2,228)	(339)
Value-added tax recovered	-	-	(913)
Balance, end of year	$ 86,718	$ 53,697	$44,762

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

6

Minefinders Corporation Ltd.

Summary of Significant Accounting Policies

(Thousands of United States dollars, except per share amounts)

December 31, 2006, 2005 and 2004

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

Mineral Properties

The Company is in the exploration stage in respect of its mineral properties except the Dolores property, which is under development as an open pit heap leach mine and processing plant. Acquisition, exploration and development costs relating to mineral properties are deferred until such time as mineral properties are brought into commercial production, at which time they will be amortized over the estimated life of the property on a unit of production basis using proven and probable reserves. Borrowing costs attributable to acquisition, exploration and development costs relating to mineral properties are expensed as incurred. Revenue incidental to exploration and development activities, including proceeds on sale of properties, is credited against the cost of properties. Aggregate costs related to abandoned properties are charged to operations at the time of any abandonment or when there is an expectation that the carrying amount of these costs will not be recovered.

Where the Company has entered into option agreements to acquire interests in mineral properties that provide for periodic payments, amounts unpaid are not recorded as liabilities since they are payable entirely at the Company's option.

Plant and Equipment

Plant and equipment is stated at cost less accumulated amortization and impairment write downs. Amortization commences when assets are placed into service. Mining equipment and other mine-related asset categories are amortized using the straight-line method over their estimated useful lives. The estimated useful lives for mining equipment and major asset categories range from three to ten years. Replacements and major improvements are capitalized. Capital spares are recorded in plant and equipment and expensed or amortized, as appropriate, when placed into service. An impairment loss is recognized when the net carrying amount of the plant and equipment exceeds the net undiscounted future cash flows relating to the plant and equipment. No impairment writedown of plant and equipment was required during the years covered by these consolidated financial statements.

Minefinders Corporation Ltd.

Summary of Significant Accounting Policies

(Thousands of United States dollars, except per share amounts)

December 31, 2006, 2005 and 2004

Asset Retirement

Obligations

The Company may incur liability for costs associated with the eventual retirement of tangible long-lived assets (for example, reclamation costs). The liability for such costs exists from the time the legal obligation first arises, not when the actual expenditures are made in the future. Such obligations will be measured initially at their fair value using discounted present value methodology. The resulting amount will be added to the cost of the related asset and to the Company’s liabilities, and will be adjusted in later periods for changes in the amount and timing of the expected cash expenditures. The amount added to the asset will be amortized in the same manner as the asset. The liability will be increased in each accounting period by the amount of the implied interest (“accretion”) inherent in the use of discounted present value methodology, and the increase will be charged against earnings or capitalized as appropriate.

Reporting Currency and	The Company raises its funds and expends them in Canadian
Foreign Currency Translation

dollars. For accounting purposes, the Canadian dollar is regarded as the Company’s functional currency, and therefore its consolidated financial statements are prepared in Canadian dollars using the temporal method under which monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and income and expenses and non-monetary balances are translated at the exchange rate in effect at the times of the underlying transactions. Gains or losses arising from this translation are included in income (loss) for the period.

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

The U.S. dollar exchange rates for the Canadian dollar, and the Mexican peso for the periods reported on in these consolidated financial statements were as follows:

	2006	2005	2004
Canadian Dollar
Year end	.8581	.8598	.8319
Average	.8814	.8253	.7683

Mexican Peso
Year end	.0928	.0941	.1116
Average	.0919	.1112	.1127

Minefinders Corporation Ltd.

Summary of Significant Accounting Policies

(Thousands of United States dollars, except per share amounts)

December 31, 2006, 2005 and 2004

Loss Per Share

The Company follows the treasury stock method to calculate loss per common share. Under this method, the basic loss per share is calculated using the weighted average number of common shares outstanding during each period.

The diluted loss per share assumes that the outstanding stock options and share purchase warrants had been exercised at the beginning of the period and that the convertible notes had been converted on the date of issue. However, shares issuable on exercise of stock options and warrants totaling 4,497,000 (2005 - 3,745,000; 2004 - 3,440,000) and on conversion of the convertible notes totaling 7,812,500 (2005 and 2004 – nil) were not included in the computation of diluted loss per share because the effect would have been anti-dilutive.

Financial Instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and convertible notes. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. A risk exists of currency fluctuations on cash and cash equivalents and on the convertible notes. The Company does not hedge any of its risks. Other than the convertible notes, the fair values of the financial instruments approximate their carrying values due to the short-term maturities of these instruments. Management believes that the carrying value of the convertible notes approximates their fair value at December 31, 2006.

Financial assets and liabilities denominated in currencies other than the United States dollar are as follows:

	2006		2005
	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities

Canadian dollar	$ 61,042	$ 658	$ 14,934	$ 232
Mexican peso	3,501	430	660	890
	$ 64,543	$ 1,088	$ 15,594	$ 1,122

Cash and Cash Equivalents	Cash and cash equivalents consist of cash and redeemable short-term deposits
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

Minefinders Corporation Ltd.

Summary of Significant Accounting Policies

(Thousands of United States dollars, except per share amounts)

December 31, 2006, 2005 and 2004

Segmented Information	The Company has determined that it has one business segment, the exploration and development of mineral properties. Information by geographical area is disclosed in Notes 4 and 5.
Stock-Based Compensation	The Company uses the fair value based method for all stock-based awards granted on or after January 1, 2004 and to account for the grants as compensation expense in its financial statements.

The value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of options granted is determined based on historical data on employee exercise behavior. Expected volatility is based on the historical volatility of the share price of the Company. These estimates involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. As a result, if other assumptions had been used, the recorded stock-based compensation expense could have been different from that reported.

See Note 11 for details of assumptions used in the calculations.

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

Reclassification	Certain comparative figures have been reclassified to conform to current presentation.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars, except per share amounts)

December 31, 2006, 2005 and 2004

1.	Nature of Business

The Company was organized on February 4, 1975 under the laws of the

Province of Ontario and is engaged in the exploration, development, and acquisition of mineral deposits. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company is in the advanced stages of construction of its 100% owned Dolores gold and silver project in Mexico and believes it has sufficient liquidity to complete construction. It is anticipated that the mine construction will be completed by the end of the third quarter of 2007. In these financial statements, costs incurred since the start of construction have been recorded as development costs and costs incurred earlier as exploration costs. Previously reported figures are unchanged.

The ability to generate revenues from production will finance the operation of the Dolores Mine. The Company may have to raise additional funds over and above amounts raised to date to complete the acquisition, exploration and development of its property interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2.	Cash and Cash Equivalents

These consist of cash and the principal and accrued interest on term deposits scheduled to mature on June 25, 2007, unless redeemed earlier at the Company’s option. Interest income is earned at 4.2% per annum. At December 31, 2006 the Company held term deposits amounting to Cdn $71,010 (2005 - Cdn $ 17,296).

3.	Financing Charges

Of the financing fees of $939 charged to operations during the year (2005 - $nil, 2004 - $nil), $849 relates to the cancelled bank financing that was negotiated throughout 2006 and $90 represents the amortization of deferred financing fees associated with the issue of the convertible notes.

Deferred financing charges of $2,368 relate to the issue of $85,000 of convertible notes in October 2006 for the development of the Dolores gold and silver project and represent the costs allocated to the debt component of the convertible notes (Note 6). These costs are amortized using the straight-line method over the life of the convertible notes.

Of the $3,451 financing costs related to the convertible notes, $2,458 was allocated to the debt component of the convertible notes and $993 was allocated to their equity component based on the proportion of gross proceeds allocated to debt and equity.

	2006	2005
Deferred financing costs allocated to debt component	$ 2,458	$ -
Less: accumulated amortization	(90)	-
Deferred financing charges, December 31	$ 2,368	$ -

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars, except per share amounts)

December 31, 2006, 2005 and 2004

4.	Properties, Development and Deferred Exploration Costs

Net carrying costs at December 31, 2006 and 2005:

	2006				2005
	Mineral Properties	Deferred Exploration Costs	Deferred Development Costs	Total	Total
Mexico
Dolores	$ 9,675	$ 44,423	$ 21,607	$ 75,705	$ 44,442
Northern Sonora	237	5,840	-	6,077	5,468
La Reserva/El Correo	90	1,784	-	1,874	1,868
Planchas de Plata	-	2,594	-	2,594	1,579
Other	-	8	-	8	8
	10,002	54,649	21,607	86,258	53,365
United States	111	349	-	460	332
	$ 10,113	$ 54,998	$ 21,607	$ 86,718	$ 53,697

Amounts written off in the three years ended December 31, 2006:

	2006	2005	2004
Mexico
Northern Sonora	$ 26	$ 52	$ 25
Other	-	47	160
	26	99	185

United States	51	1,911	-

General Exploration	247	218	154
	$ 324	$ 2,228	$ 339

All pre-production expense related to the Dolores project will be transferred to Property, Plant and Equipment upon commencement of commercial production and will be amortized to earnings over the life of the mine.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars, except per share amounts)

December 31, 2006, 2005 and 2004

4.	Properties, Development and Deferred Exploration Costs - Continued

Mineral properties and deferred exploration costs relate to the following:

Mexican Properties

Dolores Property

The Dolores Property is in the Madera Mining District, in the state of Chihuahua. In 2006, the Company unified seven of the nine claims resulting in three concessions totaling 27,700 hectares. The Company has a 100% interest in all three concessions. The property is subject to underlying net smelter return ("NSR") royalties totaling 3.25% on gold and 2% on silver. On February 23, 2006 the Board of Directors approved construction of a mine at the Dolores property. Construction commenced during the second quarter.

Northern Sonora Properties

The Company has a 100% interest in the mineral rights to 14 mineral concessions totaling 28,300 hectares in the State of Sonora. The Company makes annual rent payments to the landowners, currently approximately $158, escalating by 10% per annum. Should mines be put in production on the properties, payments ranging from $222 to $500 will be due to landowners.

United States Properties

The Company held a 100% interest in the Clear, Dottie and Gutsy properties (subject to NSR royalties of 3%). In 2003 the Company wrote off expenditures on the Dottie property of $161 but retained title. In 2005 further expenditures on Dottie, and accumulated expenditures on Clear, were written off. The Washiki claim group and Cleo claims near the Clear property were also written off. In 2006, the Company acquired the 30 unpatented lode mining Wickes claims in Montana for $2. At December 31, 2006, the Company, in addition to the Wickes claims, retained title to the Dottie and Gutsy claims.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars, except per share amounts)

December 31, 2006, 2005 and 2004

5.	Plant and Equipment

	2006			2005
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Dolores mine equipment and plant	$ 38,591	$ -	$ 38,591	$ -	$ -	$ -
Exploration equipment	55	32	23	47	34	13
Office furniture and equipment	570	209	361	449	197	252
Vehicles	756	388	368	393	287	106
	$ 39,972	$ 629	$ 39,343	$ 889	$ 518	$ 371

Dolores mine equipment and plant of $38,591 (2005 - $nil) represents equipment purchased for use at the Dolores Mine. Amortization will commence when the Dolores mine begins operating and the assets are put into service.

The Company’s plant and equipment is located as follows:

	2006	2005

Mexico	$ 39,230	$ 120
United States	66	43
Canada	47	208
	$ 39,343	$ 371

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars, except per share amounts)

December 31, 2006, 2005 and 2004

6.	Convertible Notes

In October 2006, the Company issued $85,000 in 4.5% unsecured convertible senior notes maturing on December 15, 2011, incurring a 3.5% underwriter’s fee and other expenses, aggregating $3,451, which includes $142 of financing costs payable at December 31, 2006 for net proceeds of $81,549. Interest is payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2007. The notes are convertible into common shares at approximately $10.88 per share. A total of 7,812,500 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. This adjustment provision is designed to compensate the noteholders for any such occurrence that causes economic loss to them.

The notes are classified as a liability, less the portion relating to the conversion features ($28,359) which is classified as an equity component. As a result, the recorded liability to repay the notes is lower than its face value. The difference of $28,359 (the “discount”) is being charged to earnings and added to the liability over the term of the notes, using the effective interest rate method and the 14.26% rate implicit in the calculation.

Year ended December 31, 2006
Present value of convertible notes on issue	$ 56,641
Accretion of debt discount for the year	792
Liability component, December 31, 2006	$ 57,433

Conversion right	$ 28,359
Financing costs allocated to equity component	(993)
Equity component, December 31, 2006	$ 27,366

7.	Asset Retirement Obligation

The Company’s environmental permit requires that it reclaim any land it disturbs during the mine construction and mine operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligation arising from its activities to December 31, 2006 to be $1,188. The present value of the future reclamation obligation assumes a discount rate of 7.65% and the commencement of reclamation activities after the life of the mine, which is estimated at 15.5 years. The Company capitalized $8 of accretion to deferred development during the year.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars, except per share amounts)

December 31, 2006, 2005 and 2004

8.	Capital Stock

Authorized

Unlimited common shares, no par value
	Issued	Amount
Balance, January 1, 2004	36,121,841	$ 84,278

Exercise of stock options for cash	355,000	1,248
Balance, December 31, 2004	36,476,841	85,526

Exercise of stock options for cash	165,000	146
Balance, December 31, 2005	36,641,841	85,672
Issue of common shares for cash, net of share issue costs	11,000,000	78,705
Exercise of stock options for cash	368,000	1,160
Exercise of stock options - cashless	12,375	-
Balance, December 31, 2006	48,022,216	$ 165,537

In April 2006, the Company issued 11,000,000 common shares at Cdn $8.50 per share in a public offering. The net proceeds to the Company were $78,705 (net of 5% brokers’ commission and other expenses of issue).

(a)	Stock Options (all per share amounts are in Canadian dollars)

In May 2006, the shareholders approved an increase in the number of shares available for grant under the Plan by 3,417,980 to a total of 5,574,000. The term of options granted cannot exceed five years. The vesting of each option is determined by the Board of Directors and the exercise price is the fair market value of the Company’s shares at the date of grant. At December 31, 2006 2,334,000 shares were available for future grants under the Company’s Plan.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars, except per share amounts)

December 31, 2006, 2005 and 2004

8.	Capital Stock - continued
(a)	Stock Options – continued

	Number of Options	Weighted Average Exercise Price Cdn$
Outstanding at January 1, 2004	2,950,000	$ 6.01
Granted	845,000	8.97
Exercised	(355,000)	4.58
Outstanding at December 31, 2004	3,440,000	6.89
Granted	500,000	5.71
Cancelled	(30,000)	10.65
Exercised	(165,000)	1.09
Outstanding at December 31, 2005	3,745,000	6.95
Granted	1,260,000	9.00
Cancelled	(110,000)	10.02
Exercised for cash	(368,000)	3.56
Exercised-cashless	(30,000)	5.64
Outstanding at December 31, 2006	4,497,000	$ 7.73

All options granted and outstanding during the years were fully exercisable on the various grant dates except 80,000 options granted in 2006 with an exercise price of Cdn $8.76 of which 40,000 vested immediately and 40,000 after six months. The weighted average grant-date fair value of options granted during the year was Cdn $4.46 per option (2005 - Cdn $2.76; 2004 - Cdn $3.61) (Note 11).

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars, except per share amounts)

December 31, 2006, 2005 and 2004

8.	Capital Stock - continued
(a)	Stock Options – continued

At December 31, 2006, the following stock options were outstanding and exercisable, except for 40,000, which will vest on May 1, 2007.

Number	Exercise Price	Expiry Date
Cdn $
565,000	$ 3.30	April 17, 2007
860,000	$ 6.45	November 23, 2007
655,000	$ 10.65	September 26, 2008
50,000	$ 12.53	March 17, 2009
75,000	$ 8.25	May 17, 2009
655,000	$ 8.80	June 14, 2009
362,000	$ 5.64	July, 12, 2010
45,000	$ 6.30	December 19, 2010
1,110,000	$ 9.00	May 15, 2011
120,000	$ 8.76	November 1, 2011
4,497,000

Subsequent to December 31, 2006, the Company granted stock options of 70,000 expiring five years from the grant date with an exercise price of Cdn $10.94 and 265,000 stock options were exercised at a weighted average price of Cdn $3.93.

9.	Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements were as follows:

(a) The directors were paid fees as follows:

Year	Amount

2006	$ 179
2005	$ 71
2004	$ 319

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars, except per share amounts)

December 31, 2006, 2005 and 2004

9.	Related Party Transactions - continued

(b) Legal services are provided by a law firm in which one of the directors of the Company is a partner. The cost of these services was as follows:

Year	Amount

2006	$ 315
2005	$ 180
2004	$ 133

Transactions with related parties were in the normal course of operations and were measured at the exchange value (the amount of consideration established and agreed to by the related parties).

10.	Income Taxes

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes give rise to deferred tax assets as follows:

	2006	2005
Tax loss carry forwards	$ 6,565	$ 6,099
Equipment	164	63
Mineral properties and deferred exploration costs	387	387
Financing costs	1,928	477
Valuation allowance established by management	(9,044)	(7,026)
Net future tax assets at December 31	$ -	$ -

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates as follows:

	2006	2005	2004
Benefit from net loss, at Canadian rates	$ (1,969)	$ (1,507)	$ (1,015)
Effect of difference in foreign tax rates	10	30	34
Non-deductible expenses	1	7	30
Non-deductible stock option compensation	1,150	231	490
Effect of tax rate changes on future income taxes	70	140	333
Effect of change in foreign exchange rate	7	236	297
Increase (decrease) in valuation allowance	731	863	(169)
Income tax expense for year	$ -	$ -	$ -

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars, except per share amounts)

December 31, 2006, 2005 and 2004

10.	Income Taxes - Continued

The Company establishes its valuation allowance based on projected future operations. Management has determined that the allowance should be 100% of the future tax assets. When circumstances cause a change in management’s judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance (except for those relating to undeducted financing costs) will be reflected in current income. If the valuation allowance relating to undeducted financing costs is reduced, the Company will recognize this benefit as an increase in capital stock.

The Company has approximately $63,600 (2005 - $32,100) of exploration and development costs which are available for deduction against future income for tax purposes. In addition, the Company has non-capital losses of approximately $20,500 (2005 - $18,900) expiring in various amounts from 2007 to 2026.

The tax benefit of losses carried forward and the associated valuation allowance were reduced by $591 (2005 - $565) representing the tax effect of losses that expired in 2006. The valuation allowance was also reduced by $4,159 due to adjustment of the tax basis of mineral properties in 2005, including write-off of certain properties.

The Company’s future tax assets also include approximately $5,649 (2005 - $1,398) related to future deductions of share issue costs for tax purposes in excess of amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize the benefit as an adjustment to share capital as opposed to income tax expense in the Consolidated Statement of Operations. The valuation allowance as at December 31, 2006 was increased by $1,878 (2005 - $nil), representing the tax effect of the unamortized share issue costs incurred in the period.

11.	Stock Option Compensation

Compensation expense is determined using the Black-Scholes option pricing model. The assumptions used in calculating the expense of options granted were:

	2006	2005	2004
Risk-free rate	4.2%	3.4%	3.5%
Dividend yield	nil	nil	nil
Volatility factor of the expected market price
of the Company's common shares	56%	58%	63%
Weighted average expected life of the options (months)	54	50	30

Compensation expense for the year:
Charged to income	$ 3,404	$ 685	$ 1,376
Charged to development	596	-	-
Charged to deferred exploration costs	1,003	466	1,009
	$ 5,003	$ 1,151	$ 2,385

Total expense was credited to contributed surplus.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars, except per share amounts)

December 31, 2006, 2005 and 2004

12.	Commitments and Contingencies

At December 31, 2006, the Company had remaining commitments expected to be paid in 2007 of $35,628 on contracts totaling $87,055 relating to equipment, engineering and construction at the Dolores Project.

In addition, the Company has entered into operating leases for office premises that provide for minimum lease payments totaling $286 over the next two years, excluding extensions.

Royalty payments on the Dolores property consisting of 3.25% of gold, and 2% of silver, net smelter revenues cannot be quantified until the project reaches production.

13.	United States Generally Accepted Accounting Principles

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

Under Canadian GAAP expenditures on specific properties are capitalized until such time as it is established that no economically recoverable deposit exists, or the properties are sold or abandoned; related cash flows are reported as investing activities. US GAAP requires that mineral exploration expenditures be charged to the Statement of Loss and Deficit in the period incurred and the related cash flows be reported as operating activities. Accordingly, for US GAAP, all mineral exploration expenditures incurred to date would be charged to the Statement of Loss and Deficit and Statement of Cash Flows would report the expenditures as operating activities.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars, except per share amounts)

December 31, 2006, 2005 and 2004

13.	United States Generally Accepted Accounting Principles - continued
(b)	Convertible notes

Under Canadian GAAP, the liability and equity components of the convertible notes are determined and separately classified on the consolidated balance sheets. The liability component represents the present value of the interest and principal payments on the notes and the equity component represents the fair value of the holders’ conversion feature. The stated interest payments and the expense arising from adjusting the time value of the principal of the notes over time (“accretion expense”) are presented separately in the consolidated statements of loss and deficit. Deferred financing charges are separately allocated between liability and equity on the same basis.

Under US GAAP, convertible debt instruments are accounted for in accordance with Emerging Issues Task Force Issue 00-27 which requires the Company to classify as equity any amounts representing a beneficial conversion feature. As the conversion price exceeds the fair value of the underlying common shares on the issue date, no beneficial conversion feature is recognized under US GAAP and the entire proceeds are classified as debt until such time as they are converted to equity. Accordingly, for U.S. GAAP purposes, the convertible notes are presented on the consolidated balance sheets as a liability. No accretion expense is recognized and no deferred financing charges are allocated to equity.

Under Canadian GAAP, the Company has elected to expense interest on the convertible notes to earnings whereas under US GAAP this interest is capitalized to development costs to the extent the proceeds from the issue of the convertible notes are used in the development of the Dolores property.

(c)	Comprehensive income (loss)

US GAAP requires the Company to present comprehensive income (loss). Comprehensive loss comprises the Company’s net loss and all changes to shareholders’ equity except those resulting from investments by or distributions to owners. Foreign exchange adjustments resulting from the translation of deferred mineral exploration costs have been excluded from the calculation of comprehensive loss as such costs would have been charged to expense as incurred under US GAAP.

(d) Stock option compensation

There is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for stock-based compensation for the periods presented.  A cumulative adjustment (for the initial adoption of SFAS 123R under US GAAP) of $3,438 was included in the net loss from inception to December 31, 2006 under US GAAP.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars, except per share amounts)

December 31, 2006, 2005 and 2004

13.	United States Generally Accepted Accounting Principles – Continued

The total intrinsic value of options exercised in 2006, 2005 and 2004 was Cdn $2,186, Cdn $886, and Cdn $2,691. The total intrinsic value and weighted average contractual term of vested options at December 31, 2006 is Cdn $11,966 and 2.4 years.

The Company capitalized $596 (2005 - $nil, 2004 - $nil) of stock based compensation related to development at Dolores under Canadian GAAP and US GAAP.

The impact of the above on the financial statements is as follows:
	2006	2005	2004
Statements of Loss and Deficit
Net loss per Canadian GAAP	$ (5,744)	$ (4,417)	$ (2,849)
Adjustments related to:
Mineral exploration expenses	(12,476)	(7,181)	(6,955)
Accretion expense on convertible notes	792	-	-
Interest on convertible notes	731	-	-
Amortization of deferred financing charges	(36)	-	-
	(10,989)	(7,181)	(6,955)

Net loss per US GAAP	(16,733)	(11,598)	(9,804)
Foreign exchange adjustment	(2,916)	981	3,032
Comprehensive loss per
US GAAP	$ (19,649)	$ (10,617)	$ (6,772)
Net loss per share, basic and diluted	$ (0.38)	$ (0.32)	$ (0.27)

Statements of Cash Flows
Cash flows used in operating activities per Canadian GAAP	$ (2,651)	$ (1,932)	$ (1,233)
Adjustments for mineral properties and exploration costs	(10,158)	(8,874)	(6,221)
Cash flows used in operating activities per US GAAP	$ (12,809)	$ (10,806)	(7,454)
Cash flows used in investing activities per Canadian GAAP	$ (63,575)	$ (9,151)	(6,369)
Adjustment for mineral properties and exploration costs	10,158	8,874	6,221
Cash flows used in investing activities per US GAAP	$ (53,417)	$ 277	$ (148)

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars, except per share amounts)

December 31, 2006, 2005 and 2004

13. United States Generally Accepted Accounting Principles – Continued

Balance Sheets	2006	2005

Assets per Canadian GAAP	$ 255,520	$ 88,226
Adjustment related to:
Mineral exploration expenses	(65,656)	(53,697)
Convertible notes	1,688	-
Assets per US GAAP	$ 191,552	$ 34,529

Liabilities per Canadian GAAP	$ 66,520	$ 1,898
Adjustments related to:
Convertible notes	27,567	-
Liabilities per US GAAP	$ 94,087	$ 1,898

Shareholders’ equity per Canadian GAAP	$ 189,000	$ 86,328
Adjustments related to:
Mineral exploration expenses	(65,656)	(53,697)
Convertible notes	(25,879)	-
Shareholders’ equity per US GAAP	$ 97,465	$ 32,631

(e) Exploration stage company

The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises. As such, the following disclosure of the consolidated summarized statements of loss and deficit and cash flows since inception of the Company are required under US GAAP:

Consolidated summarized statement of loss and deficit – US GAAP
For the period from inception to December 31, 2006

Mineral exploration expenses	$ (67,393)
Administrative and other costs	(25,469)
Interest income	5,402

Net loss from inception to December 31, 2006,
being the deficit accumulated during the exploration stage	$ (87,460)

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars, except per share amounts)

December 31, 2006, 2005 and 2004

13. United States Generally Accepted Accounting Principles – Continued

Consolidated summarized statement of cash flows – US GAAP
For the period from inception to December 31, 2006

Cash flows used in operating activities	$ (67,960)
Cash flows used in investing activities	(54,306)
Cash flows provided by financing activities	243,562
Effect of exchange rates on cash and cash equivalents	699

Cumulative increase in cash and cash equivalents from inception
being Cash and Cash equivalents, December 31, 2006	$ 121,995

(f)	New accounting pronouncements

The SEC has issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in the current year financial statements. SAB 108 requires misstatements to be quantified using both a balance sheet and an income statement approach and evaluate whether either approach results in an error that is material. SAB 108 is effective for fiscal years ending after November 15, 2006. Upon initial application, SAB 108 permits a one-time cumulative effect adjustment to beginning retained earnings. The Company’s adoption of SAB 108 had no impact on the periods presented.

The FASB has issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company has not yet completed its evaluation of the potential impact, if any, that the adoption of FIN 48 will have on its consolidated financial statements.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars, except per share amounts)

December 31, 2006, 2005 and 2004

13. United States Generally Accepted Accounting Principles – Continued

(f)	New accounting pronouncements - continued

The FASB has issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under other accounting pronouncements that permit or require measurements, changes the methods used to measure fair value and expands disclosures about fair value measurements. In particular, disclosures are required to provide information on the extent to which fair value is used to measure assets and liabilities; the inputs used to develop measurements; and the effect of certain of the measurements on earnings (or changes in net assets). SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company has not yet completed its evaluation of the potential impact, if any, that the adoption of SFAS 157 will have on the consolidated financial statements.

The FASB has issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and No. 140” (“SFAS 155”). SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. SFAS 155 is effective for all instruments acquired, issued or subject to a re-measurement event occurring after the beginning of fiscal years that begin after September 15, 2006. The Company has not yet completed its evaluation of the potential impact, if any, that the adoption of SFAS 155 will have on the consolidated financial statements.

EXHIBIT 3

Minefinders Corporation Ltd.

Management Discussion and Analysis

December 31, 2006

This discussion is for the year ended December 31, 2006, with comparisons to 2005 and 2004. Unless otherwise noted, all information is current to March 12, 2007, and all currency amounts are in United States dollars. The discussion and analysis is intended to complement and supplement the Company’s Consolidated Financial Statements for the year ended December 31, 2006 (the “Financial Statements”) and should be read together with those Financial Statements.

Additional information, including the Company’s Annual Information Form for the year ended December 31, 2006 (the “Annual Information Form” or “AIF”) is available on SEDAR at www.sedar.com.

Accounting Principles

The Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) (see “Summary of Significant Accounting Polices” and Note 1 to the Financial Statements) which differ in certain material respects from United States Generally Accepted Accounting Principles (“US GAAP”). Differences between Canadian GAAP and US GAAP applicable to the Company are described in Note 13 to the Financial Statements.

Forward Looking Statements

This discussion and analysis contains forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Annual Information Form.

Overview

The Company is engaged in the exploration and development of precious and base metal mineral properties, primarily in Mexico and the United States, and measures its success through the growth in its mineral resources at a reasonable finding cost and in obtaining external funding for exploration and development of its mineral properties. All of the Company’s mineral properties are in the exploration stage except for the Dolores property where an 18,000 tonnes per day heap leach gold and silver mine is under construction. The Company has no current revenue except interest income and continues to incur negative cash flows from operations.

The Company has been successful in outlining a valuable and expanding resource at its main project, Dolores, in the State of Chihuahua, Mexico. An independent feasibility study on the Dolores gold and silver mine produced a positive recommendation and on February 23, 2006, management was authorized by the Board of Directors to bring the Dolores property into commercial production and to raise the capital required for construction of the mine and ancillary facilities (see “Proposed Mine at Dolores” and “Capital Resources and Liquidity”).

During the year, the Company continued exploration activities at its Planchas de Plata and Real Viejo properties in northern Sonora, Mexico. The programs included ground geophysics, which successfully identified induced polarization/resistivity (“IP/R”) anomalies coincident with previously drilled mineralization and extending more than 2,000 meters along strike. Drill testing of these new anomalies began in September and continued through the fourth quarter. Exploration continued on the Company’s other properties in Sonora, including the addition of 9,360 hectares of new mining concessions. The Company is following up the results of its recently completed reconnaissance program in northern Mexico, evaluating potential new property acquisitions.

The Company is in a strong financial position, and does not anticipate that it will require additional financing to complete development of the Dolores mine or complete any exploration programs that have been planned to date. Adequate funds are in place to provide for potential cost overruns on the Dolores project, to continue exploration programs on the Company’s other properties, and to finance administrative costs until cash flow from Dolores begins.

The gold and silver markets are at price levels not seen in many years. The Company believes that the gold and silver prices have benefited from a weakening of the United States dollar against other major currencies, a reduction in hedging of future production by major producers, and an increase in physical demand. However, prices have fluctuated widely in recent months, and current economic and geopolitical events suggest that these fluctuations may continue for some time.

The price of gold was $435 per ounce in December 2004, $513 in December 2005 and $632 in December 2006 (with a high of $725 and low of $525 in 2006). The price of silver also improved from $6.77 per ounce in December 2004, to $8.83 in December 2005, and to $12.90 in December 2006 (with a high of $14.94 and a low of $8.83 in 2006). On March 12, 2007, the London pm fix price for gold was $647.75 per ounce and for silver was $12.97 per ounce.

It is not possible to forecast gold and silver price trends and their impact on future results from operations, nor is the Company able to forecast that the project will be completed and achieve commercial production. However the current markets for gold and silver and for precious metals investments are very positive for the Dolores project.

Proposed Mine at Dolores

In February 2006, the Company received a positive, independent feasibility study of its Dolores property, proposing an open-pit heap leach facility to operate at 18,000 tonnes per day (“tpd”). Initial capital expenditures are estimated to be approximately $132 million, with further capital requirements of $29 million through a 12 year mine life. Total cash costs per ounce of gold and gold-equivalent silver (based on a 63:1 silver:gold ratio) were estimated to average $237.70 for the life of the mine. The study estimated total production of 1.445 million ozs of gold and 53.2 million ozs of silver (or 2.29 million ozs of gold equivalent (“AuEq”)). The project economics indicated a pay back of capital in 3.3 years, an after-tax undiscounted net present value of $276.8 million and an after-tax internal rate of return of 24.3% using $475 and $7.50 as the price per ounce of gold and silver.

Based on the study and other relevant factors, on February 23, 2006 the Board of Directors instructed management to proceed with the construction of an 18,000 tpd open-pit, heap leach mine at Dolores, subject to obtaining necessary permits and required financing. Principal construction has begun, and is expected to be completed in the third quarter of 2007.

In April 2006, the Company completed an updated resource model incorporating results of drilling from October 2004 to December 2005 that had not been included in the feasibility study. Using the revised resource, the Company updated its estimated in-pit reserve base. The new reserves are contained in 100.2 million tonnes of proven and probable reserves having an average diluted grade of 0.76 grams per tonne

(“gpt”) gold and 39.7 gpt silver, using a 0.3 gpt AuEq cutoff grade, as determined by an updated, internally generated engineered pit plan.

The fully-diluted reserves at the Dolores Project have been re-calculated taking into account a revised pit plan based upon the bankable Dolores feasibility study reported on February 27, 2006, the revised resource estimates referred to above, and an assumed base case gold price of $400/oz and silver price of $7.00/oz. The in-pit proven and probable reserves increased to 2.45 million ounces of gold and 127.9 million ounces of silver (or 4.48 million ounces of gold equivalent using the feasibility study silver gold ratio of 63:1). This represents an increase of 24.9% in contained gold reserves and an increase of 23.5% in contained silver reserves over the February 2006 feasibility estimates.

The on going pit and haul road optimization will continue throughout the construction period and the economic model will be updated again prior to production start-up to include the most current costs and data.

The Company is conducting a 15,000 meter resource-expansion drilling program, directed at previously discovered mineralized zones outside the current mine plan, and at untested targets. The feasibility study does not take into account significant high-grade gold mineralization that lies below the proposed pit or surface mineralization extending up to 1 kilometer from the pit. Drilling is under way to define and quantify this mineralization with a view to developing a plan for an underground mine if results justify such a course.

After reviewing its cash resources, including the net proceeds of an issue of 11,000,000 common shares (see “Capital Resources and Liquidity”), the funding requirements to continue exploration programs on other properties, and to meet administrative expenditures for at least the next twelve months, the Company decided to seek $70 to $75 million to fund completion of the project. During the fourth quarter, the Company issued $85 million ($75 million plus an over-allotment option of $10 million that was exercised) of 4.50% unsecured Convertible Senior Notes due December 15, 2011, to net $81.55 million after expenses of issue (see “Capital Resources and Liquidity”). The Company decided to proceed with this alternative, rather than the previously announced project finance loan. With this financing, the Company has sufficient funds to bring the proposed mine into production.

The resource-expansion drilling program continues, and construction of mine facilities is under way. The mining fleet and drills have been ordered. Initial deliveries took place in the fourth quarter of 2006 and continue in the first quarter of 2007. Generators, crushers, conveyors and processing equipment have been ordered and are under manufacture and fabrication. All contracts for critical mine and facilities construction have been awarded. Of the $132 million in initial capital expenditures, approximately $87 million has been committed and construction is forecast to be completed substantially on time and on budget.

Operating Activities

The Company recorded a net loss for 2006 of $5.7 million ($0.13 per share), compared with $4.4 million ($0.12 per share) for 2005 and $2.8 million in 2004 ($0.08 per share). Net losses increased because of higher administration, stock-based compensation costs, costs such as accretion of the convertible notes discount and interest on the associated long-term debt. These increases were partially offset by reduced exploration costs written off, higher interest rates, income earned on larger cash balances in 2006 and a $1.1 million foreign exchange gain.

Administrative costs were $3.401 million in 2004, $2.953 million in 2005 and $7.761 million in 2006 which included non-cash stock option compensation amounts of $1.376 million, $0.685 million and $3.404 million for each respective year. As a result of the issue of the convertible notes in October 2006, the Company incurred $0.731 million of interest expense on long-term debt and $0.792 million of convertible note discount expense during the fourth quarter for which there is no equivalent in 2005 or 2004. The 2006 increase is mainly a result of a higher stock compensation charge in 2006 than in 2005 by $2.7 million, $0.731 million of interest expense on long-term debt, $0.792 million of convertible note discount expense, expanding operations and positioning the Company for the step from exploration stage to development and production at the Dolores property.

Accounting and auditing expenses rose from $0.347 million in 2004 to $0.443 million in 2005 and $0.437 million in 2006. Increasing costs are primarily the result of complying with additional regulatory requirements resulting from financing activities during the year and expansion of the corporate and Mexican accounting personnel.

Consulting fees were $0.304 million in 2004, $0.341 million in 2005 and $0.275 million in 2006. Corporate relations expense has decreased from $0.485 million in 2004 when we obtained a listing on the American Stock Exchange to $0.373 million in 2005 and to $0.258 million in 2006.

Office services of $0.982 million in 2006 (2005 - $0.547 million; 2004 - $0.365 million) and legal fees of $0.341 (2005 - $0.305 million; 2004 - $0.279 million) have increased due to expanding operations and activity, particularly in Mexico, in positioning the Company for the step from exploration stage to development and production at the Dolores property.

During the fourth quarter of 2006, the Company incurred financing charges of $3,541 in connection with the issue of the convertible notes. Of this amount, $993 was allocated to the equity component of the convertible notes. The remaining costs of $2,548 are amortized to operations over the five year term of the notes. Accordingly, financing fees of $0.09 million representing amortization of deferred financing fees associated with the issue of the convertible notes has been included in the total financing fees charged to operations of $0.939 million, the remainder of which relates to the cancelled bank financing that was negotiated throughout 2006. No financing costs were incurred in 2004 or 2005.

Interest income increased to $2.167 million in 2006 (2005 - $0.937 million; 2004 - $1.003 million). Investment of the net proceeds of $78.71 million from shares issued in April 2006 and $81.69 million from the convertible notes issued in October 2006 resulted in the increase in interest income during the year. In 2005 increased interest rates were offset by the decline in the principal balances in 2005 as compared to 2004.

The Company’s financial position at December 31, 2006 remained strong, with $121.995 million in cash and cash equivalents and net working capital of $119.19 million (2005 - $32.26 million; 2004 - $41.76 million). The principal source of funds in 2006 were $81.55 million net proceeds from the issue of convertible notes, $78.71 million net proceeds from the issue of 11,000,000 common shares, $1.16 million from the exercise of stock options, and $2.167 million in interest income; in 2005, from the exercise of stock options for $0.146 and interest income of $0.937; and in 2004, from the exercise of stock options for $1.25 million and interest income of $1.0 million, and from the recovery of value added taxes of $0.9 million. The effect of foreign currency exchange rates on cash and cash equivalents for 2006 has been a translation loss of $5.74 million (2005 – gain of $0.99 million; 2004 – gain of $3.03 million), arising from the net decrease in value of the Canadian dollar.

In summary, during 2006 the Company spent $17.763 million on property and development costs, $35.654 million for the purchase of equipment, and $10.158 million on mineral properties and exploration expenses, primarily at Dolores. The Company received cash of $79.865 million in net proceeds from the issue of common shares and cash of $81.691 million in net proceeds from the issue of convertible notes. The net loss for the year was $5.744 million and after eliminating items such as amortization, convertible notes discount expense, property write-offs and stock option compensation, which do not require the use of cash, and taking into account the effect of the foreign exchange loss on the convertible notes and the net changes in non-cash working capital, resulted in cash used in operating activities of $2.651 million. As a result, there was a net increase in the Company’s cash balances of $89.586 million in the year after taking into account foreign exchange fluctuations.

Summary by Quarter

The following tables present our unaudited quarterly results of operations for each of the last eight quarters.

Net loss by quarter (000's)
	Q-1	Q-2	Q-3	Q-4	Year
2006
Loss before the following	$ 731	834	1,481	734	$ 3,780
Stock option compensation	-	3,263	-	141	3,404
Write-off of mineral properties	47	78	124	75	324
Accretion of convertible notes discount	-	-	-	792	792
Interest on long-term debt	-	-	-	731	731
Interest income	(256)	(796)	(867)	(248)	(2,167)
Foreign exchange (gain) / loss	20	571	171	(1,882)	(1,120)
Net loss	$ 542	3,950	909	343	$ 5,744
Loss per share – basic and diluted	$ 0.01	0.09	0.02	0.01	$ 0.09
2005
Loss before the following	$ 588	565	498	618	$ 2,269
Stock option compensation	-	-	659	26	685
Write-off of mineral properties	93	1,664	338	133	2,228
Accretion of convertible notes discount	-	-	-	-	-
Interest on long-term debt	-	-	-	-	-
Interest income	(182)	(260)	(218)	(277)	(937)
Foreign exchange (gain) / loss	(5)	23	139	15	172
Net loss	$ 494	1,992	1,416	515	$ 4,417
Loss per share – basic and diluted	$ 0.01	0.05	0.04	0.02	$ 0.12

Variances in net loss by quarter reflect overall corporate activity and factors which are not recurring each quarter, such as charges for stock-based compensation when options are granted, by significant property write-downs and interest income on fluctuating cash balances. Those three items and the accretion of the convertible notes discount, the interest on the associated long-term debt and the impact of exchange rates, particularly the depreciation of the Canadian dollar against the US dollar during the fourth quarter of 2006, have been identified in the table above to show their impact on each quarter. As the Company has not yet engaged in commercial operations, variances in its quarterly losses are not affected by sales or production-related factors.

Outstanding Share Data

As at March 12, 2007 there were 48,476,867 common shares issued and outstanding (December 31, 2006 – 48,022,216) and there were 4,208,000 stock options outstanding (December 31, 2006 - 4,497,000) with exercise prices ranging between Cdn $3.30 and Cdn $12.53 per share, of which 4,108,000 have vested.

In addition, at March 12, 2007 and December 31, 2006, there were convertible notes with a face value of $85 million issued and outstanding convertible into 7,812,500 common shares at a rate of 91.9188 per $1,000 principal amount of notes, subject to adjustment.

Selected Annual Information

The following information is derived from the Financial Statements:

	2006	2005	2004
	(thousands of US dollars except per share amounts)
Interest income	2,167	937	1,003
Net loss	(5,744)	(4,417)	(2,849)
Net loss per share, basic and diluted	(0.13)	(0.12)	(0.08)
Total assets	255,520	88,226	87,592
Long-term liabilities	58,621	-	-
Dividends	-	-	-

The above table reflects the increase in interest income derived from the investment of funds received from substantial equity and convertible note issues in 2006. The net losses for 2006, 2005 and 2004 include charges of $3.404 million, $0.685 million and $1.376 million for stock-based compensation expense and charges of $0.324 million, $2.228 million and $0.339 million for properties and exploration expenses written off, respectively. In addition, the 2006 net loss includes $0.792 million in accretion of the convertible note discount (2005 and 2004 - $nil) and $0.731 million of interest on long-term debt (2005 and 2004 - $nil). In 2006, the Company recorded a foreign exchange gain of $1.12 million with 2005 and 2004 recording foreign exchanges losses of $0.172 million and $0.111 million.

The increase in total assets in 2006 as compared to 2005 and 2004 is primarily as a result of funds raised for the construction of the Company’s Dolores Mine, which commenced in 2006. These include net cash proceeds of $81.69 million from the issue of convertible notes, net proceeds of $78.71 million from the issue of 11,000,000 common shares, $1.16 million from the exercise of stock options (2005 - $0.146), and $2.167 million in interest income (2005 - $0.937).

The increase in long-term liabilities is primarily the result of the portion of the convertible notes allocated to debt of $57.4 million (2005 - $nil) and an increase in asset retirement obligations of $1.188 million (2005 - $nil).

The above table does not reflect financial results that are expected to continue; rather, it shows the outcome of specific events, primarily the Company’s development decision and exploration success that enabled it to access the equity markets in 2003 and 2006 for substantial funds in a period when such funds were available because of higher gold and silver prices.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities and convertible notes, some of which are denominated in US dollars and Mexican pesos. These accounts are recorded at their fair market value. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. The Company manages its foreign exchange risk by adjusting balances in currencies other than the Canadian dollar from time to time. The Company has certain commitments to acquire assets in foreign currencies and it incurs the majority of its exploration costs in foreign currencies. Significant expenditures in developing the mine at Dolores are also denominated in these foreign currencies. The Company may acquire foreign currencies, directly or through derivative positions, to fix such costs in Canadian funds, if it believes it is prudent to do so; at December 31, 2006 it had $59.9 million in US dollar denominated bank deposits and $11.5 million in Mexican peso denominated bank deposits. At March 12, 2007 the Company had $43.0 million in US dollar denominated bank deposits.

In connection with the proposed financing of development at the Dolores project through bank project financing, the Company would have been required to engage in forward sales of gold and silver or in derivative instruments associated with forward sale transactions. That proposed financing has been cancelled and replaced in October 2006 with the $85 million convertible notes.

The Company’s cash equivalents are redeemable after thirty days without penalty and are renewable bank instruments that provide a fixed rate of interest (currently 4.2% on Canadian deposits and 5.15% on US deposits) during the term. When renewing a matured instrument, the new interest rate may be higher or lower.

Investment in Mineral Exploration and Development

Net cash expenditures on mineral properties increased during 2006 to $10.158 million, from $8.874 million in 2005 and $6.221 million in 2004. These amounts, as shown in the Consolidated Statements of Cash Flows in the Financial Statements, are after deduction of stock option compensation costs and capitalized amortization and after adjustment for differences in currency exchange rates. The Company has focused its activities on the Dolores property, a development-stage project in northern Mexico, and has conducted a feasibility study demonstrating its economic potential. (The study may be viewed on SEDAR - www.sedar.ca – or on the Company’s website - www.minefinders.com). Most of the expenditures during the year were on the Dolores property and include road building, permitting, detailed engineering and site preparation costs preparatory to development at Dolores.

The Company conducted drilling and field work on its Planchas de Plata and other properties in 2006 at a cost of $3.5 million.

Management has conducted an extensive review of its mineral property carrying values. Certain projects had not been advanced for several years, in part because funding was difficult to obtain in prior years, and in part because other projects were allocated priority. The Company continues to assess its land package with a view to reducing acreage as it converts exploration land to exploitation status, while maintaining higher-potential prospects. As a result of its review in 2006, the Company wrote off $0.26 million of exploration costs relating to its properties in Mexico, and $0.06 million related to properties in Nevada.

At December 31, 2006, with the exception of the Dolores project, the Company did not have any resource properties that qualified for capitalization under US GAAP. This is the primary difference between Canadian GAAP and US GAAP for the Company, and the effect is to increase the net loss and deficit for 2006, 2005 and 2004 by the amounts of the exploration expenditures capitalized less write-offs recognized under Canadian GAAP, in each of those years. For the purposes of US GAAP, these expenses have been charged to the Consolidated Statement of Loss and Deficit in the period incurred (see Note 13 to the Financial Statements).

Capital Resources and Liquidity

The Company is now funded to continue the development work required to bring the Dolores project into production. In April 2006, the Company realized approximately $78.71 million from the issue of 11,000,000 common shares, and in October 2006, issued $85 million 4.5% unsecured Convertible Notes due December 15, 2011, to net $81.55 million after expenses of issue. The first interest payment is due June 15, 2007. For conversion, in the normal course of events, each $1,000 (one thousand) note will be exchangeable for 91.9118 common shares, or 7,812,500 common shares in aggregate. Additional shares may become issuable following the occurrence of certain corporate acts or events. The adjustment provisions are designed to compensate the note holders for any such occurrence that causes economic loss to them.

The convertible notes are classified as a liability with the exception of the portion relating to the conversion feature, which is classified as an equity component, resulting in the carrying value of the convertible notes being less than their face value. The discount is being accreted over the five year term of the notes.

The Company plans to expand its exploration and development programs for 2007 on projects other than Dolores, with continued drilling of its northern Sonora properties Planchas de Plata and Real Viejo and intends to continue follow-up drilling at its Gutsy and Dottie properties in Nevada. Expenditures at La Bolsa, Real Viejo, Planchas de Plata and other targets in Northern Sonora are budgeted at $1.85 million and at $0.3 million for the properties in Nevada.

The Company has incurred significant contractual obligations relating to the development of the Dolores project, and these are shown in Note 12 to the Financial Statements.

A summary of the Company’s contractual obligations and commitments, net of deposits and prepayments, as at December 31, 2006 is as follows:

	Payments Due by Period (000’s)
Contractual Obligations ($)	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years
Dolores project and property payments(1)	35,628	35,628	-	-	-
Long-term debt obligations(2)	104,125	3,825	7,650	92,650	-
Capital lease obligations	-	-	-	-	-
Operating leases(3),	286	95	191	-	-
Contingent royalty payments(4)	-	-	-	-	-
Other long-term liabilities reflected on the Company's balance sheet under Canadian GAAP(5)	3,568	-	-	-	3,568
TOTAL	143,607	39,548	7,841	92,650	3,568

(1)	Amounts committed for equipment and development at the Dolores Project.

(2)

In October, 2006, the Company issued $85 million in convertible notes due in December, 2011, unless converted into common shares of the Company at the option of the holder, with an annual interest rate of 4.5% payable in arrears semi-annually.

(3)	Includes existing leases without extensions.

(4)

Royalty payments on the Dolores Property consisting of net smelter payments of 3.25% on gold and 2% on silver. Net revenues cannot be quantified until the project reaches production (see also “Proposed Mine at Dolores”).

(5)	Estimated asset retirement obligations, presented on a non-discounted cash flow basis.

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

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 8 and Note 11 to the Financial Statements. This is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of issued stock options before exercise, expiry or cancellation and (2) expected volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). Given that there is no market for the options and they are not transferable, the resulting calculated value is not necessarily the value which the holder of the option could receive in an arm’s-length transaction.

Property acquisition costs and related direct exploration costs may be deferred until the properties are placed into production, sold, abandoned or written down, where appropriate. The Company’s accounting policy is to capitalize exploration costs on a project by project basis consistent with Canadian GAAP. The policy is consistent with that of other exploration companies that have not established mineral reserves. An alternative policy would be to expense these costs until sufficient work has been done to determine that there is a probability a mineral reserve can be established; or, to expense such costs until a mineral reserve has been objectively established (which is the procedure prescribed under US GAAP). Management is of the view that its current policy is appropriate for the Company. Based on annual impairment reviews made by management (or earlier if circumstances warrant), if it is expected that the carrying amount of these capitalized exploration costs will not be recovered, then the carrying amount is written down accordingly and the write-down is charged to operations. A write-down may be required when a property is sold or abandoned, or exploration activity ceases on a property due to unsatisfactory results, or there is insufficient funding to continue exploration of the property.

Asset retirement obligations are recorded when the Company incurs liability for costs associated with the eventual retirement of tangible long-lived assets (for example, reclamation costs). The liability for such costs exists from the time the legal obligation first arises, not when the actual expenditures are made in the future. Such obligations are measured initially at their fair value using discounted present value methodology. The fair value is added to the cost of the related asset and to the Company’s liabilities, and is adjusted in later periods for changes in the amount and timing of the expected cash expenditures. The amount added to the asset is amortized in the same manner as the asset. The liability is increased in each accounting period by the amount of the implied interest inherent in the use of discounted present value methodology, and the increase is charged against earnings or capitalized as appropriate.

The Company follows accounting guidelines in determining the value of the debt and equity components of the convertible notes, as disclosed in Note 6 to the Financial Statements. The equity component, representing the fair value of the conversion features, is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of the convertible notes before exercise and (2) expected volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). The carrying value of the liability component of the convertible notes is measured as the face value of the notes less the portion relating to the conversion feature. Given that there is no market for the conversion features and they are not transferable, the resulting calculated values of the equity and liability portions are not necessarily the combined value which the holder of the note could receive in an arm’s-length transaction.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements except for contractual obligations tabled above.

Related Party Transactions

Certain officers and directors of the Company supplied management, administrative, geological and legal services to the Company during 2006 at rates agreed upon by both parties under renewable contracts. Details of these transactions are given in Note 9 to the Financial Statements.

Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

There has been no change in the Company's internal control over financial reporting during the Company's year ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Risks and Uncertainties

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

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report. The reader should also refer to the discussion of risks contained in the Annual Information Form which is available on SEDAR at www.sedar.com. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Note to US Investors

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. Therefore, information contained in this report concerning descriptions of mineralization and resources under Canadian standards will not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

EXHIBIT 4

CERTIFICATION

I, Mark H. Bailey, certify that:

1.	I have reviewed this annual report on Form 40-F of Minefinders Corporation Ltd.;
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditor and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 30, 2007	By:	/s/ Mark H. Bailey Mark H. Bailey Chief Executive Officer

EXHIBIT 5

CERTIFICATION

I, Greg D. Smith, certify that:

1.	I have reviewed this annual report on Form 40-F of Minefinders Corporation Ltd.;
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditor and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 30, 2007	By:	/s/ Greg D. Smith Greg D. Smith Chief Financial Officer

EXHIBIT 6

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Minefinders Corporation Ltd. (the “Company”) on Form 40-F for the period ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Mark H. Bailey, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)         The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)         The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 30, 2007	/s/ Mark H. Bailey
Mark H. Bailey
Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Minefinders Corporation Ltd. and will be retained by Minefinders Corporation Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 7

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Minefinders Corporation Ltd. (the “Company”) on Form 40-F for the period ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Greg D. Smith, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)         The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)         The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 30, 2007	/s/ Greg D. Smith
Greg D. Smith
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Minefinders Corporation Ltd. and will be retained by Minefinders Corporation Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 8

EXHIBIT 99.5

CONSENT OF

INDEPENDENT CHARTERED ACCOUNTANTS

Minefinders Corporation Ltd

Vancouver, Canada

We consent to the inclusion in this Annual Report on Form 40-F of our report dated February 6, 2007 relating to the consolidated financial statements of Minefinders Corporation Ltd. for the year ended December 31, 2006.

We also consent to the incorporation by reference in the previously filed (March 18, 2003, December 17, 2003 and July 23, 2004) open registration statements on Form S-8 (SEC Nos. 333-103893, 333-111255, and 333-117611) and Form F-10 (SEC No. 333-138709 on November 29, 2006) of Minefinders Corporation Ltd. of our reports dated February 6, 2007, relating to the consolidated financial statements of Minefinders Corporation Ltd. appearing in the Company’s Annual Report on Form 40-F for the year ended December 31, 2006.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada

March 30, 2007

EXHIBIT 9

March 30, 2007

Minefinders Corporation Ltd.

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re: Minefinders Corporation Ltd.

This letter is being filed as the consent of Mark H. Bailey to being named in Annual Information Form of Minefinders Corporation Ltd. (the “Company”) dated March 21, 2007 and to the inclusion by reference to reports prepared by me (the “Reports”) and of extracts from or a summary of the Reports in the written disclosure contained in the prospectus or any other documents incorporated by reference therein.

I hereby confirm that I have read the written disclosure of the Reports and extracts from or a summary of the Reports contained in the prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that (i) are derived from the Reports, or (ii) are within the knowledge of the undersigned as a result of the services performed by the undersigned in connection with the Reports.

I hereby expressly consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company’s Form 40-F, filed on March 30, 2007, and any amendment thereto, and as part of a post-effective amendment to the Company’s Form F-10, to incorporate the Company’s Form 40-F, filed March 30, 2007.

Sincerely,

/s/ Mark H. Bailey

Mark H. Bailey

Location: Vancouver

Date: March 30, 2007

EXHIBIT 10

March 30, 2007

Minefinders Corporation Ltd.

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re: Minefinders Corporation Ltd.

This letter is being filed as the consent of Scott Wilson Roscoe Postle Associates Inc. to being named in Annual Information Form of Minefinders Corporation Ltd. (the “Company”) dated March 21, 2007 and to the inclusion by reference to reports prepared by me (the “Reports”) and of extracts from or a summary of the Reports in the written disclosure contained in the prospectus or any other documents incorporated by reference therein.

We hereby confirm that we have read the written disclosure of the Reports and extracts from or a summary of the Reports contained in the prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that (i) are derived from the Reports, or (ii) are within the knowledge of the undersigned as a result of the services performed by the undersigned in connection with the Reports.

We hereby expressly consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company’s Form 40-F, filed on March 30, 2007, and any amendment thereto, and as part of a post-effective amendment to the Company’s Form F-10, to incorporate the Company’s Form 40-F, filed March 30, 2007.

Sincerely,

Scott Wilson Roscoe Postle Associates Inc.

/s/ David W. Rennie

David W. Rennie

Location: Vancouver

Date: March 30, 2007

EXHIBIT 11

March 30, 2007

Minefinders Corporation Ltd.

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re: Minefinders Corporation Ltd.

This letter is being filed as the consent of David W. Rennie to being named in Annual Information Form of Minefinders Corporation Ltd. (the “Company”) dated March 21, 2007 and to the inclusion by reference to reports prepared by me (the “Reports”) and of extracts from or a summary of the Reports in the written disclosure contained in the prospectus or any other documents incorporated by reference therein.

I hereby confirm that I have read the written disclosure of the Reports and extracts from or a summary of the Reports contained in the prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that (i) are derived from the Reports, or (ii) are within the knowledge of the undersigned as a result of the services performed by the undersigned in connection with the Reports.

I hereby expressly consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company’s Form 40-F, filed on March 30, 2007, and any amendment thereto, and as part of a post-effective amendment to the Company’s Form F-10, to incorporate the Company’s Form 40-F, filed March 30, 2007.

Sincerely,

/s/ David W. Rennie

David W. Rennie

P. Eng.

Location: Vancouver

Date: March 30, 2007

EXHIBIT 12

March 30, 2007

Minefinders Corporation Ltd.

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re: Minefinders Corporation Ltd.

This letter is being filed as the consent of C. Stewart Wallis P. Geo. to being named in Annual Information Form of Minefinders Corporation Ltd. (the “Company”) dated March 21, 2007 and to the inclusion by reference to reports prepared by me (the “Reports”) and of extracts from or a summary of the Reports in the written disclosure contained in the prospectus or any other documents incorporated by reference therein.

I hereby confirm that I have read the written disclosure of the Reports and extracts from or a summary of the Reports contained in the prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that (i) are derived from the Reports, or (ii) are within the knowledge of the undersigned as a result of the services performed by the undersigned in connection with the Reports.

I hereby expressly consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company’s Form 40-F, filed on March 30, 2007, and any amendment thereto, and as part of a post-effective amendment to the Company’s Form F-10, to incorporate the Company’s Form 40-F, filed March 30, 2007.

Sincerely,

/s/ C. Stewart Wallis

C. Stewart Wallis P. Geo

Location: Vancouver

Date: March 30, 2007

EXHIBIT 13

March 30, 2007

Minefinders Corporation Ltd.

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re: Minefinders Corporation Ltd.

This letter is being filed as the consent of Kappes, Cassiday & Associates to being named in Annual Information Form of Minefinders Corporation Ltd. (the “Company”) dated March 21, 2007 and to the inclusion by reference to reports prepared by me (the “Reports”) and of extracts from or a summary of the Reports in the written disclosure contained in the prospectus or any other documents incorporated by reference therein.

We hereby confirm that we have read the written disclosure of the Reports and extracts from or a summary of the Reports contained in the prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that (i) are derived from the Reports, or (ii) are within the knowledge of the undersigned as a result of the services performed by the undersigned in connection with the Reports.

We hereby expressly consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company’s Form 40-F, filed on March 30, 2007, and any amendment thereto, and as part of a post-effective amendment to the Company’s Form F-10, to incorporate the Company’s Form 40-F, filed March 30, 2007.

Sincerely,

Kappes, Cassiday & Associates

/s/ Daniel W. Kappes

Location: Reno, Nevada

Date: March 30, 2007

EXHIBIT 14

CONSENT OF SNOWDEN MINING INDUSTRY CONSULTANTS

To: British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Toronto Stock Exchange
American Stock Exchange
US Securities and Exchange Commission

I, Andrew F. Ross, on behalf of Snowden Mining Industry Consultants Inc, do hereby consent to the use of the name Snowden and information derived from the Dolores Technical Report dated April 11, 2006, into the annual information form (the "AIF") of Minefinders Corporation Ltd (the "Issuer") dated March 21, 2007 to be filed with certain Canadian securities commissions and the incorporation of the AIF into Form 40-F (the "40-F") of the Issuer to be filed with the United States Securities and Exchange Commission in connection therewith.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from sections 25.1 and 25.7 of the Dolores Technical Report or that the written disclosure in the AIF or the 40-F of the Issuer contains any misrepresentation of the information contained in the Technical Report.

Dated this 30th day of March, 2007.

Andrew F Ross PGeo
General Manager,
Snowden Mining Industry Consultants Inc

EXHIBIT 15

March 30, 2007

Minefinders Corporation Ltd.

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re: Minefinders Corporation Ltd.

This letter is being filed as the consent of Phil Morriss to being named in Annual Information Form of Minefinders Corporation Ltd. (the “Company”) dated March 21, 2007 and to the inclusion by reference to reports prepared by me (the “Reports”) and of extracts from or a summary of the Reports in the written disclosure contained in the prospectus or any other documents incorporated by reference therein.

I hereby confirm that I have read the written disclosure of the Reports and extracts from or a summary of the Reports contained in the prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that (i) are derived from the Reports, or (ii) are within the knowledge of the undersigned as a result of the services performed by the undersigned in connection with the Reports.

I hereby expressly consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company’s Form 40-F, filed on March 30, 2007, and any amendment thereto, and as part of a post-effective amendment to the Company’s Form F-10, to incorporate the Company’s Form 40-F, filed March 30, 2007.

Sincerely,

/s/ Phil Morriss

Phil Morriss

Location: Sydney Australia

Date: March 30, 2007