Form 40-F
period 2007-12-31
MINEFINDERS CORP LTD.
filed 2008-04-02
CIK 926479

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

[    ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007	Commission File Number: 001-31586

MINEFINDERS CORPORATION LTD.

(Exact name of Registrant as specified in its charter)

Ontario, Canada

(Province or other jurisdiction of incorporation or organization)

1000

(Primary Standard Industrial Classification Code Number)

N/A

(I.R.S. Employer Identification Number)

2288 – 1177 West Hastings Street

Vancouver, British Columbia

Canada V6E 2K3

(604) 687-6263

(Address and telephone number of Registrant’s principal executive offices)

Corporation Service Company

1133 Avenue of the Americas, Suite 3100

New York, NY 10036-6710; Telephone: 1 (800) 927-9800

(Name, address including zip code, and telephone number, including area code, of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Shares, without par value	The American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:	Not applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	Common Shares

For annual reports, indicated by check mark the information filed with this Form:

[ X ] Annual information form	[ X ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:   The registrant had 49,507,524 common shares issued and outstanding at December 31, 2007.

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

EXPLANATORY NOTE

Minefinders Corporation Ltd. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act . The equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

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

•	our ability to successfully negotiate agreements with Ejido Huizopa or its members;
•	uncertainty in our ability to fund development, construction and operation of our mineral properties or the completion of further exploration or other programs;
•	uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that our development activities will result in profitable mining operations;
•	risks related to future drilling results which may not produce reserves and resources that can be mined or processed profitably;
•	risks related to differences between U.S. and Canadian practices for reporting resources and reserves;
•

risks related to our reserves and resources figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated;

•	changes in the market price of gold, silver, and other minerals which in the past has fluctuated widely and which could affect the profitability of our operations and financial condition;

•	risks related to currency fluctuations;
•	risks related to the inherently dangerous activity of mining, including conditions or events beyond our control;
•	risks related to governmental regulations;
•	risks related to our primary properties being located in Mexico, including political, economic, and regulatory instability;
•	uncertainty in our ability to obtain and maintain certain permits necessary to our current and anticipated operations;
•	risks related to our business being subject to environmental laws and regulations which may increase our costs of doing business and restrict our operations;
•	risks related to our land reclamation requirements for our properties which may be burdensome;
•	uncertainty regarding future requirements that we fund additional reclamation work during the course of our mining activities at the Dolores Project;
•	uncertainty relating to our ability to attract and maintain qualified management to meet the needs of our anticipated growth and risks relating to our ability to manage our growth effectively;
•	risks related to our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
•	risks related to our history of losses, which we may continue to incur in the future;
•	risks related to increased competition that could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future; and
•	risks related to our officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

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

NOTE TO UNITED STATES READERS -

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company prepares its financial statements, which are filed with this report on Form 40-F, in accordance with Canadian generally accepted accounting practices (“GAAP”), and they are subject to Canadian auditing and auditor independence standards. They are not comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 14 to the audited consolidated financial statements of the Company.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2007, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN$0.9881.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form filed as Exhibit 1 to this Annual Report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’ (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2007 is filed as Exhibit 1 and incorporated by reference in this report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended December 31, 2007, 2006 and 2005 , including the report of the independent registered public accounting firm with respect thereto, are filed as Exhibit 2 and incorporated by reference in this report on Form 40-F. For a reconciliation of important differences between Canadian GAAP and United States GAAP, see Note 14 to the Company’s audited consolidated financial statements.

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 3 and incorporated by reference in this report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, the fiscal year ended December 31, 2007, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act).  Based on that evaluation the CEO and the CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting as described below. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007 and no material weaknesses were discovered.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended December 31, 2007. In this report, the Company’s independent registered auditor, BDO Dunwoody LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2007. BDO Dunwoody LLP has audited the Company’s financial statements included in this Annual Report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting. The Auditor’s Attestation Report is included as part of Exhibit 2.

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

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board of Directors” or “Board”) is responsible for the Company’s Corporate Governance policies and has separately designated standing Compensation, Nominating and Technical and Commercial Oversight Committees. The Company’s Board of Directors has determined that all the members of the Compensation, Nominating, and Technical and Commercial Oversight Committees are independent, based on the criteria for independence and unrelatedness prescribed by Rules 121 and Rule 803 of the American Stock Exchange Company Guide.

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

AUDIT COMMITTEE

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Company’s Audit Committee comprises Robert L. Leclerc, James M. Dawson and H. Leo King, all of whom, in the opinion of the Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Rules 121 and 803A of the American Stock Exchange Company Guide) and are financially literate. The Audit Committee meets the composition requirements set forth by AMEX Rule 803(B)(2).

Mr. Leclerc is a lawyer, and was the chief executive officer of a large law firm from 1993 to 1996. From 1997 to 2003 he was chief executive officer of a public company that was in the business of mining precious metals, and was listed for trading in Canada and the U.S.A. In those capacities he was ultimately responsible for the activity and authority of the chief financial officers who reported to him, and for the implementation and maintenance of internal control systems and for compliance with the required public reporting.

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

The Audit Committee meets with the President and CEO and the CFO of the Company and the

Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the auditors to be appointed. In addition, the Committee reviews and recommends to the Board of Directors for approval the annual financial statements and MD&A, reviews and approves the interim financial statements and MD&A and undertakes other activities required by regulatory authorities.

The full text of the Audit Committee Charter is attached to the Company’s AIF (filed as Exhibit 1 and incorporated by reference in this Annual Report on Form 40-F) as an Appendix. The Audit Committee has reviewed and reassessed the adequacy of the Company’s Audit Committee charter.

Audit Committee Financial Expert

The Board of Directors has not designated an “audit committee financial expert” within the meaning of applicable U.S. securities rules and regulations. Each member of the Audit Committee is financially literate, and, in accordance with AMEX Rule 803(B)(2)(iii), the Board of Directors has determined that Mr. Leclerc is financially sophisticated based on his experience as the chief executive officer of a large law firm (1993 to 1996) and of a company whose shares were listed and traded in the United States and Canada (1997 to 2003). Mr. Leclerc was ultimately responsible for the activity and authority conferred regularly on the chief financial officers who reported to him. However, Mr. Leclerc did not assume an active role in supervising others engaged in the preparation, audit, analysis or evaluation of financial statements. Mr. Leclerc has no accreditation to perform such work.

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

Audit Fees	2007	2006
Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual consolidated financial statements, review of quarterly consolidated financial statements and services provided for statutory and regulatory filings or engagements.	$284,162	$211,060
Tax fees
Tax compliance, taxation advice and tax planning for international operations	14,317	20,716
All other fees	-	-
	$298,479	$231,776

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit and non-audit services to be provided to the Company by its independent auditor. Non-audit services that are prohibited from being provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditor. Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2007 have been pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all the Company’s directors, executive officers and employees, which was previously filed as Exhibit 14 to the Company’s annual report on Form 40-F for the year ended December 31, 2004, filed with the SEC on March 29, 2005. Exhibit 14 of the Company’s annual report on Form 40-F for the year ended December 31, 2004 is incorporated herein by reference, and is available to any person, without charge, by written request to the Company at its principal executive office in Vancouver, British Columbia, Canada.

During the fiscal year ended December 31, 2007, the Company did not substantially amend, waive, or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

CONTRACTUAL OBLIGATIONS

The information provided under the heading “Management’s Discussion and Analysis — Capital Resources and Liquidity ” contained in Exhibit 3 as filed with this annual report on Form 40-F contains our disclosure of contractual obligations and is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2007 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC on November 14, 2006, which is hereby incorporated by reference, with respect to the class of securities in relation to which the obligation to file the Form 40-F arises.

EXHIBITS
1.	Annual Information Form of the Company for the year ended December 31, 2007
2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:
Auditors’ Reports on Consolidated Financial Statements and Internal Control Over Financial Reporting
Consolidated Balance Sheets as of December 31, 2007 and 2006;
Consolidated Statements of Operations for the years ended December 31, 2007, 2006 and 2005;
Consolidated Statement of Changes in Shareholders’ Equity for the years ended December 31, 2007, 2006 and 2005;
Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005;
Consolidated Schedules of Exploration Costs for the years ended December 31, 2007, 2006 and 2005;
Notes to Consolidated Financial Statements (which includes a reconciliation with United States GAAP)
3.	Management’s Discussion and Analysis
CERTIFICATIONS
4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
CONSENTS
8.	Consent of BDO Dunwoody LLP, Chartered Accountants
9.	Consent of Mark H. Bailey
10.	Consent of William J. Crowl R.G., Gustavson Associates LLC.
11.	Donald E. Hulse P.E., Gustavson Associates LLC.
12.	Richard L. Nielsen, Ph.D., Chlumsky, Armbrust and Meyer LLC.
13.	Robert L. Sandefur, P.E., Chlumsky, Armbrust and Meyer LLC.
14.	Daniel W. Kappes, Kappes, Cassiday & Associates

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

MINEFINDERS CORPORATION LTD.

By:	/s/ Mark H. Bailey
Name:	Mark H. Bailey
Title:	President and Chief Executive Officer
Date:	March 31, 2008