Form 40-F
period 2008-12-31
MINEFINDERS CORP LTD.
filed 2009-03-12
CIK 926479

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 40-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission file number: 001-31586

MINEFINDERS CORPORATION LTD.

 (Exact Name of Registrant as Specified in its Charter)

Ontario	1000	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
2288 – 1177 West Hastings Street
Vancouver, British Columbia, Canada V6E 2K3
(604) 687-6263
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Dorsey & Whitney LLP Republic Plaza Building, Suite 4700 370 Seventeenth Street Denver, Colorado 80202 (303) 629-3400	Copies to: Kenneth G. Sam Dorsey & Whitney LLP Republic Plaza Building, Suite 4700 370 Seventeenth Street Denver, Colorado 80202 (303) 629-3445
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE Alternext US LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:  N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  Common Shares

For annual reports, indicate by check mark the information filed with this form:

[X]   Annual Information Form   [X]   Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  59,006,956

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.  [  ]  Yes    [X] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  [X]  Yes    [  ] No

EXPLANATORY NOTE

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain forward-looking statements, within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserves and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if a property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as ‘‘expects,’’ ‘‘anticipates,’’ ‘‘plans,’’ ‘‘projects,’’ ‘‘estimates,’’ ‘‘assumes,’’ ‘‘intends,’’ ‘‘strategy,’’ ‘‘goals,’’ ‘‘objectives,’’ ‘‘potential’’ or variations thereof or stating that certain actions, events or results ‘‘may,’’ ‘‘could,’’ ‘‘would,’’ ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the grammatical and negative variations of any of these terms and similar expressions) are not statements of historical fact and may be ‘‘forward-looking statements.’’ Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•

risks related to the Company’s lack of history of revenues from mining operations and risks relating to the Company’s ability to successfully produce precious metals profitably;

•

uncertainty in  the Company’s  ability to fund the development of  its  mineral properties or the completion of  further exploration programs;

•

risks related to the Company’s ability to successfully negotiate and maintain agreements with the Ejido Huizopa or its members;

•

risks related to the fluctuation of interest rates and the leverage ratio under the revolving credit facility;

•

risks related to accelerated payment obligations due to events of default under the revolving credit facility and/or the 4.50% convertible senior notes;

•

risks related to uncertain and volatile economic conditions;

•

risks related to changes in the market prices of gold, silver and other minerals which in the past have fluctuated widely and which could affect the profitability of  the Company’s operations and financial condition;

•

risks related to recent market events and conditions including the Company’s access to credit and capital;

•

risks related to differences between US and Canadian practices for reporting resources and reserves;

•

uncertainty as to actual costs, production and economic returns with no assurance of profitable mining operations;

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

•

uncertainty regarding future requirements to fund additional reclamation work during the course of  the Company’s  mining activities;

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

NOTE TO UNITED STATES READERS -

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the United States.  The Company prepares its financial statements, which are filed with this report on Form 40-F, in accordance with Canadian generally accepted accounting practices (“GAAP”), and they are subject to Canadian auditing and auditor independence standards.  They are not comparable  to financial statements of United States companies.  Significant differences between Canadian GAAP and United States GAAP are described in Note 13 to the audited consolidated financial statements of the Company.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars.  The exchange rate of Canadian dollars into United States dollars, on December 31, 2008, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN$1.2240.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2008 is filed as Exhibit 1 and incorporated by reference in this report on Form 40-F.

RESOURCE AND RESERVE ESTIMATES

The Company’s AIF filed as Exhibit 1 to this Annual Report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’ (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the SEC Industry Guide 7.  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended December 31, 2008, 2007 and 2006 , including the reports of the independent registered public accounting firms with respect thereto, are filed as Exhibit 2 and Exhibit 4 and incorporated by reference in this report on Form 40-F.  For a reconciliation of important differences between Canadian GAAP and United States GAAP, see Note 13 to the Company’s audited consolidated financial statements.

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 3 and incorporated by reference in this report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, the fiscal year ended December 31, 2008, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act).  Based on that evaluation the CEO and the CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework . Based upon its assessment, management concluded that, as of December 31, 2008, the Company’s internal control over financial reporting was effective.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended December 31, 2008.  In this report, the Company’s independent registered auditor, KPMG LLP, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2008.  KPMG LLP has audited the Company’s financial statements included in this Annual Report on Form 40-F and has issued an attestation report on the Company’s internal control over financial reporting.  The Auditor’s Attestation Report is included as part of Exhibit 2.

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

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board of Directors” or “Board”) is responsible for the Company’s Corporate Governance policies and has separately designated standing Compensation, Nominating and Technical and Commercial Oversight Committees. The Company’s Board of Directors has determined that all the members of the Compensation,  Nominating, and Technical and Commercial Oversight Committees are independent, based on the criteria for independence and unrelatedness prescribed by Section 121 and Section 803 of the NYSE Alternext US LLC (the “Alternext”) Company Guide.

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

AUDIT COMMITTEE

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The Company’s Audit Committee comprises Robert L. Leclerc, James M. Dawson and H. Leo King, all of whom, in the opinion of the Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and sections 121 and 803A of the Alternext Company Guide) and are financially literate. The Audit Committee meets the composition requirements set forth by the Alternext Company Guide section 803(B)(2).

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

Audit Committee Financial Expert

The Board of Directors has not designated an “audit committee financial expert” within the meaning of applicable U.S. securities rules and regulations.  Each member of the Audit Committee is financially literate, and, in accordance with Alternext Company Guide section 803(B)(2)(iii), the Board of Directors has determined that Mr. Leclerc is financially sophisticated based on his experience as the chief executive officer of a large law firm (1993 to 1996) and of a company whose shares were listed and traded in the United States and Canada (1997 to 2003). Mr. Leclerc was ultimately responsible for the activity and authority conferred regularly on the chief financial officers who reported to him.  However, Mr. Leclerc did not assume an active role in supervising others engaged in the preparation, audit, analysis or evaluation of financial statements.  Mr. Leclerc has no accreditation to perform such work.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITOR

On June 13, 2008, at the request of the Company, BDO Dunwoody LLP, Chartered Accountants (“BDO”) resigned as the Company’s auditor. Pursuant to the Ontario Business Corporations Act, the directors of the Company filled the vacancy in the office of the auditor by appointing KPMG LLP, Chartered Accountants (“KPMG”) as the Company’s auditor.

The following table shows the aggregate fees billed to the Company by BDO and KPMG in each of the last two years.

Audit fees	2008	2007
Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual consolidated financial statements and review of quarterly consolidated financial statements.	$251,590	$284,162
Audit related fees
Services provided for statutory and regulatory filings or engagements, including equity financings.	71,400	-
Tax fees
Tax compliance, taxation advice and tax planning for international operations	64,033	14,317
All other fees	-	-
	$387,023	$298,479

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit and non-audit services to be provided to the Company by its independent auditor.  Non-audit services that are prohibited from being provided to the Company by its independent auditors may not be pre-approved.  In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditor.  Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2008 have been pre-approved by the Audit Committee of the Company.  No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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

During the fiscal year ended December 31, 2008, the Company did not substantially amend, waive, or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

CONTRACTUAL OBLIGATIONS

The information provided under the heading “Management’s Discussion and Analysis — Capital Resources and Liquidity ” contained in Exhibit 3 as filed with this annual report on Form 40-F contains our disclosure of contractual obligations and is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2008 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NYSE ALTERNEXT US LLC CORPORATE GOVERNANCE

The Company’s common shares are listed on the Alternext.  Section 110 of the Alternext Company Guide permits Alternext to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from Alternext listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to Alternext standards is as follows:

Shareholder Meeting Quorum Requirement:  The Alternext minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock.  In addition, a company listed on Alternext is required to state its quorum requirement in its bylaws.  The Company’s quorum requirement is set forth in its Articles and bylaws.  A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

Proxy Delivery Requirement:  Alternext requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act.  The Company solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Company may from time-to-time seek relief from Alternext corporate governance requirements on specific transactions under Section 110 of the Alternext Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on the Company’s website at www.minefinders.com.  Information contained on its website is not part of this annual report.

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

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC on November 21, 2008, which is hereby incorporated by reference, with respect to the class of securities in relation to which the obligation to file the Form 40-F arises.

EXHIBITS
1.	Annual Information Form of the Company for the year ended December 31, 2008
2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:
Auditors’ Report on Consolidated Financial Statements and Internal Control Over Financial Reporting
Consolidated Balance Sheets as of December 31, 2008 and 2007;
Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2008, 2007 and 2006;
Consolidated Statement of Shareholders’ Equity for the years ended December 31, 2008, 2007 and 2006;
Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006;
Notes to Consolidated Financial Statements (which includes a reconciliation with United States GAAP) ;
Consolidated Schedules of Exploration Costs for the years ended December 31, 2008, 2007 and 2006
3.	Management’s Discussion and Analysis
4.	Auditors’ Report on Consolidated Financial Statements for the year ended December 31, 2007 and 2006
CERTIFICATIONS
5.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
6.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
7.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
8.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
CONSENTS
9.	Consent of KPMG LLP
10.	Consent of BDO Dunwoody LLP
11.	Consent of Mark H. Bailey
12.	Consent of Gustavson Associates LLC.
13.	Consent of William J. Crowl R.G., Gustavson Associates LLC.
14.	Consent of Donald E. Hulse P.E., Gustavson Associates LLC.
15.	Consent of Chlumsky, Armbrust & Meyer, LLC
16.	Consent of Richard L. Nielsen, Ph.D., Chlumsky, Armbrust and Meyer LLC.
17.	Consent of Robert L. Sandefur, P.E., Chlumsky, Armbrust and Meyer LLC.
18.	Consent of Kappes, Cassiday & Associates
19.	Consent of Daniel W. Kappes, Kappes, Cassiday & Associates

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

MINEFINDERS CORPORATION LTD.

By:	/s/ Mark H. Bailey
Name:	Mark H. Bailey
Title:	President and Chief Executive Officer
Date:	March 10, 2009

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

Date: March 10, 2009	By:	/s/ Mark H. Bailey Mark H. Bailey Chief Executive Officer

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

Date: March 10, 2009	By:	/s/ Greg D. Smith Greg D. Smith Chief Financial Officer

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Minefinders Corporation Ltd. (the “Company”) on Form 40-F for the period ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Mark H. Bailey, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 10, 2009	By:	/s/ Mark H. Bailey Mark H. Bailey Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Minefinders Corporation Ltd. and will be retained by Minefinders Corporation Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.

 CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Minefinders Corporation Ltd. (the “Company”) on Form 40-F for the period ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Greg D. Smith, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 10, 2009	By:	/s/ Greg D. Smith Greg D. Smith Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Minefinders Corporation Ltd. and will be retained by Minefinders Corporation Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.