Form 40-F/A
period 2008-12-31
MINEFINDERS CORP LTD.
filed 2009-06-09
CIK 926479

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

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
2288 – 1177 West Hastings Street
Vancouver, British Columbia, Canada V6E 2K3
(604) 687-6263
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Dorsey & Whitney LLP Republic Plaza Building, Suite 4700 370 Seventeenth Street Denver, Colorado 80202 (303) 629-3400	Copies to: Kenneth G. Sam Dorsey & Whitney LLP Republic Plaza Building, Suite 4700 370 Seventeenth Street Denver, Colorado 80202 (303) 629-3445
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE Amex Equities

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Common Shares

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form                                         ☐Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 59,006,956

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.  ☐ Yes    ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒  Yes        ☐No

EXPLANATORY NOTE

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

The Company hereby files this amendment number one to its annual report on Form 40-F for the year ended December 31, 2008, as originally filed with the United States Securities and Exchange Commission (the “SEC”) on March 12, 2009 (the “Original Report”), to re-file consents from its independent auditors which inadvertently failed to consent to the incorporation by reference of the audit reports contained in this annual report into the Company’s effective registration statements filed with the SEC. Other than the corrections to Exhibits 99.9 and 99.10, no disclosure contained in any Item of the Original Report is being amended, updated or otherwise revised.

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

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC on November 21, 2008, which is hereby incorporated by reference, with respect to the class of securities in relation to which the obligation to file the Form 40-F/A arises.

EXHIBITS
1.*	Annual Information Form of the Company for the year ended December 31, 2008
2.*	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:
Auditors’ Report on Consolidated Financial Statements and Internal Control Over Financial Reporting
Consolidated Balance Sheets as of December 31, 2008 and 2007;
Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2008, 2007 and 2006;
Consolidated Statement of Shareholders’ Equity for the years ended December 31, 2008, 2007 and 2006;
Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006;
Notes to Consolidated Financial Statements (which includes a reconciliation with United States GAAP) ;
Consolidated Schedules of Exploration Costs for the years ended December 31, 2008, 2007 and 2006
3.*	Management’s Discussion and Analysis
4.*	Auditors’ Report on Consolidated Financial Statements for the year ended December 31, 2007 and 2006
CERTIFICATIONS
5.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
6.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
7.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
8.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CONSENTS
9.	Consent of KPMG LLP
10.	Consent of BDO Dunwoody LLP
11.*	Consent of Mark H. Bailey
12.*	Consent of Gustavson Associates LLC.
13.*	Consent of William J. Crowl R.G., Gustavson Associates LLC.
14.*	Consent of Donald E. Hulse P.E., Gustavson Associates LLC.
15.*	Consent of Chlumsky, Armbrust & Meyer, LLC
16.*	Consent of Richard L. Nielsen, Ph.D., Chlumsky, Armbrust and Meyer LLC.
17.*	Consent of Robert L. Sandefur, P.E., Chlumsky, Armbrust and Meyer LLC.
18.*	Consent of Kappes, Cassiday & Associates
19.*	Consent of Daniel W. Kappes, Kappes, Cassiday & Associates

* - Previously filed as an exhibit to the Company’s Annual Report on Form 40-F, as filed with the SEC on March 12, 2009

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

MINEFINDERS CORPORATION LTD.

By:	/s/ Mark H. Bailey
Name:	Mark H. Bailey
Title:	President and Chief Executive Officer
Date:	June 9, 2009

EXHIBIT INDEX
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