Form 40-F/A
period 2008-12-31
MINEFINDERS CORP LTD.
filed 2009-09-21
CIK 926479

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 2)

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

  Annual Information Form                     Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 59,006,956

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.                   Yes       No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.              Yes         No

EXPLANATORY NOTE

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

The Company hereby files this amendment number two to its annual report on Form 40-F for the year ended December 31, 2008, as originally filed with the United States Securities and Exchange Commission (the “SEC”) on March 12, 2009, as amended June 9, 2009 (the “Original Report”), to revise the United States Generally Accepted Accounting Principles (“US GAAP”) reconciliation note contained in Note 13 to the Company’s financial statements as at and for the years ended December 31, 2008, 2007 and 2006, originally filed as Exhibit 2 to the Original Report on March 12, 2009, to reflect the Company’s retrospective adoption in 2009 of FSP APB 14-1, Accounting For Convertible Debt Instruments That May Be Settled In Cash Upon Conversion (Including Partial Cash Settlement) for those years. In this regard, Exhibit 2 hereto contains the Company’s revised financial statements as at and for the years ended December 31, 2008, 2007 and 2006. Other than with regard to the US GAAP reconciliation note, the revised financial statements as at and for the years ended December 31, 2008, 2007 and 2006 are identical to those originally filed on March 12, 2009. Additionally, Exhibit 2 hereto contains the revised audit report of KPMG LLP regarding the revised financial statements and the updated consents of KPMG LLP and BDO Dunwoody LLP as Exhibits 9 and 10, respectively. Other than the revised Exhibit 2 financial statements as at and for the years ended December 31, 2008, 2007 and 2006 and KPMG LLP audit report and the updated consents in Exhibits 9 and 10, no disclosure contained in any Item of the Original Report is being amended, updated or otherwise revised.

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

EXHIBITS
1.*	Annual Information Form of the Company for the year ended December 31, 2008
2.	The following revised audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:
Auditors’ Report on Revised Consolidated Financial Statements and Internal Control Over Financial Reporting;
Consolidated Balance Sheets as of December 31, 2008 and 2007;
Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2008, 2007 and 2006;
Consolidated Statement of Shareholders’ Equity for the years ended December 31, 2008, 2007 and 2006;
Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006;
Notes to Consolidated Financial Statements (which includes a revised reconciliation with United States GAAP) ;
Consolidated Schedules of Exploration Costs for the years ended December 31, 2008, 2007 and 2006
3.*	Management’s Discussion and Analysis
4.	Revised Auditors’ Report on Consolidated Financial Statements for the year ended December 31, 2007 and 2006
CERTIFICATIONS
5.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
6.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
7.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

2

8.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
CONSENTS
9.	Consent of KPMG LLP
10.	Consent of BDO Dunwoody LLP
11.*	Consent of Mark H. Bailey
12.*	Consent of Gustavson Associates LLC.
13.*	Consent of William J. Crowl R.G., Gustavson Associates LLC.
14.*	Consent of Donald E. Hulse P.E., Gustavson Associates LLC.
15.*	Consent of Chlumsky, Armbrust & Meyer, LLC
16.*	Consent of Richard L. Nielsen, Ph.D., Chlumsky, Armbrust and Meyer LLC.
17.*	Consent of Robert L. Sandefur, P.E., Chlumsky, Armbrust and Meyer LLC.
18.*	Consent of Kappes, Cassiday & Associates
19.*	Consent of Daniel W. Kappes, Kappes, Cassiday & Associates

  * - Previously filed as an exhibit to the Company’s Annual Report on Form 40-F, as filed with the SEC on March 12, 2009

3

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

MINEFINDERS CORPORATION LTD.

By:	/s/ Mark H. Bailey
Name:	Mark H. Bailey
Title:	President and Chief Executive Officer
Date:	September 21, 2009

EXHIBIT INDEX

2.	The following revised audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:
Auditors’ Report on Revised Consolidated Financial Statements and Internal Control Over Financial Reporting
Consolidated Balance Sheets as of December 31, 2008 and 2007;
Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2008, 2007 and 2006;
Consolidated Statement of Shareholders’ Equity for the years ended December 31, 2008, 2007 and 2006;
Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006;
Notes to Consolidated Financial Statements (which includes a revised reconciliation with United States GAAP) ;
Consolidated Schedules of Exploration Costs for the years ended December 31, 2008, 2007 and 2006
4.	Revised Auditors’ Report on Consolidated Financial Statements for the year ended December 31, 2007 and 2006

CERTIFICATIONS
5.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
6.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
7.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
8.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
CONSENTS
9.	Consent of KPMG LLP
10.	Consent of BDO Dunwoody LLP

4

EXHIBIT 2

Consolidated Financial Statements (Expressed in thousands of United States dollars) MINEFINDERS CORPORATION LTD. Years ended December 31, 2008, 2007 and 2006

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Minefinders Corporation Ltd. have been prepared by, and are the responsibility of, the Company’s management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgement on information currently available.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee meets with the Company’s management and external auditors to discuss the results of the audit and to review the annual consolidated financial statements prior to the Audit Committee’s submission to the Board of Directors for approval.

The consolidated financial statements have been audited by KPMG LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

MANAGEMENT'S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting as described below. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based upon its assessment, management concluded that, as of December 31, 2008, the Company’s internal control over financial reporting was effective.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2008, as stated in their report which appears herein.

Mark H. Bailey (signed)                                                       Greg D. Smith (signed)
President and Chief Executive Officer                               Chief Financial Officer

February 20, 2009                                                                   February 20, 2009

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the accompanying consolidated balance sheet of Minefinders Corporation Ltd. (the Company) as at December 31, 2008 and the consolidated statements of operations, changes in shareholders’ equity, and cash flows for the year ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit approach provides a reasonable basis for our audit opinion.

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and the results of its operations and its cash flows for the year ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 20, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

The consolidated financial statements as at December 31, 2007 and for each of the years in the two year period ended December 31, 2007 were audited by other auditors, who expressed an opinion without reservation on those statements, before the revision described in note 13(h), in their report dated March 5, 2008. We have audited the adjustments described in note 13(h) that were applied to revise the 2007 and 2006 consolidated financial statements to reflect the retrospective adoption of FSP APB 14-1, Accounting For Convertible Debt Instruments That May Be Settled In Cash Upon Conversion (Including Partial Cash Settlement). In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the 2007 and 2006 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2007 and 2006 consolidated financial statements taken as a whole.

(Signed) "KMPG LLP"

Chartered Accountants

Vancouver, Canada

February 20, 2009, except as to note 13(h)
which is as of September 18, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AUDITORS’ REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES)

To the Shareholders and Board of Directors of Minefinders Corporation Ltd.

We have audited Minefinders Corporation Ltd.’s (the Company) internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Financial Statements and Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

.../2

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audit on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 20, 2009, expressed an unqualified opinion on those consolidated financial statements.

(Signed) "KMPG LLP"

Chartered Accountants

Vancouver, Canada

February 20, 2009

MINEFINDERS CORPORATION LTD. Consolidated Balance Sheets (Expressed in thousands of United States dollars) December 31, 2008, with comparative figures for 2007
		2008	2007

Assets

Current assets:
	Cash and cash equivalents	$26,018	$20,935
	Receivables (note 4)	4,266	10,431
	Inventory (note 5)	12,494	1,558
	Prepaid expenses	792	456
		43,570	33,380

	Mineral property, plant and equipment (note 6)	228,252	160,181

		$271,822	$193,561

Liabilities and Shareholders’ Equity

Current liabilities
	Accounts payable and accrued liabilities	$8,739	$4,532
	Current portion of long-term debt (note 7)	10,000	-
		18,739	4,532

	Long-term debt (note 7)	115,364	59,965

	Asset retirement obligation (note 8)	1,913	1,644

	Shareholders’ equity:
	Capital stock (note 9)	210,569	175,817
	Equity portion of convertible notes (note 7)	27,366	27,366
	Contributed surplus (note 10)	18,053	15,299
	Deficit	(125,251)	(96,131)
	Accumulated other comprehensive income	5,069	5,069
		135,806	127,420
	Nature of operations (note 1)
	Future income taxes (note 11)
	Commitments and contingencies (note 12) Subsequent event (note 4)

		$271,822	$193,561

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Mark H. Bailey”	Director	“Robert L. Leclerc”	Director

MINEFINDERS CORPORATION LTD.

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Operating expenses:
Office and administration	$8,661	$5,698	$2,820
Amortization and accretion of asset retirement obligation	416	661	21
Exploration (schedule)	5,437	7,402	11,769
Stock option compensation - exploration (note 10)	757	857	1,003
Stock option compensation (note 10)	2,048	3,478	3,404
Accretion of convertible note discount (note 7)	5,399	4,900	792
	22,718	22,996	19,809

Other items:
Interest on long-term debt (note 7)	5,209	3,811	731
Financing fees	706	745	939
Foreign exchange loss (gain)	1,250	(5,108)	(1,120)
Interest income	(763)	(3,240)	(2,167)
	6,402	(3,792)	(1,617)

Net loss and comprehensive loss for the year	$29,120	$19,204	$18,192

Loss per share - basic and diluted	$(0.58)	$(0.39)	$(0.41)

Weighted average shares outstanding	50,198,115	48,638,885	44,492,885

See accompanying notes to consolidated financial statements.

MINEFINDERS CORPORATION LTD. Consolidated Statements of Shareholders’ Equity (Expressed in thousands of United States dollars) Years ended December 31, 2008, 2007 and 2006
	Capital stock	Equity portion of convertible notes	Contributed surplus	Deficit	Cumulative translation adjustment	Accumulated other comprehensive income	Total

Balance, December 31, 2005	$ 85,672	$ -	$ 7,954	$ (58,735)	$ 7,650	$ -	$ 42,541
Issue of common shares for cash, net of share issue costs	78,705	-	-	-	-	-	78,705
Exercise of stock options for cash	2,019	-	(859)	-	-	-	1,160
Issue of convertible notes	-	27,366	-	-	-	-	27,366
Stock based compensation	-	-	5,003	-	-	-	5,003
Net loss	-	-	-	(18,192)	-	-	(18,192)
Foreign exchange adjustment	-	-	-	-	(2,581)	-	(2,581)

Balance, December 31, 2006	166,396	27,366	12,098	(76,927)	5,069	-	134,002
Change in accounting policy (note 2(f))	-	-	-	-	(5,069)	5,069	-

Balance, January 1, 2007, as adjusted	166,396	27,366	12,098	(76,927)	-	5,069	134,002
Exercise of stock options for cash	9,421	-	(2,639)	-	-	-	6,782
Stock-based compensation	-	-	5,840	-	-	-	5,840
Net loss	-	-	-	(19,204)	-	-	(19,204)

Balance, December 31, 2007	175,817	27,366	15,299	(96,131)	-	5,069	127,420
Exercise of stock options for cash	3,242	-	(980)	-	-	-	2,262
Stock-based compensation	-	-	3,734	-	-	-	3,734
Share-based payment	386	-	-	-	-	-	386
Issue of common shares for cash, net of share issue costs	31,124	-	-	-	-	-	31,124
Net loss	-	-	-	(29,120)	-	-	(29,120)

Balance, December 31, 2008	$ 210,569	$ 27,366	$ 18,053	$ (125,251)	$ -	$ 5,069	$ 135,806

See accompanying notes to consolidated financial statements.

MINEFINDERS CORPORATION LTD. Consolidated Statements of Cash Flows (Expressed in thousands of United States dollars) Years ended December 31, 2008, 2007 and 2006
	2008	2007	2006

Cash provided by (used in):

Operations:
Net loss for the year	$(29,120)	$(19,204)	$(18,192)
Items not involving cash:
Amortization and accretion of asset retirement obligation	416	661	21
Accretion of convertible notes discount	5,399	4,900	792
Foreign exchange loss (gain)	943	(5,606)	1,926
Stock option compensation	2,805	4,335	4,407
Other	13	(8)	97
Net changes in non-cash working capital balances:
Receivables	6,165	(6,685)	(2,981)
Inventory	(10,936)	(1,558)	-
Prepaid expenses	(336)	135	393
Accounts payable and accrued liabilities	539	(30)	(476)
	(24,112)	(23,060)	(14,013)

Investments:
Purchase of mineral property, plant and equipment	(63,248)	(90,247)	(53,620)

Financing:
Net proceeds on issue of common shares	33,386	6,782	79,865
Net proceeds on issue of convertible notes	-	(142)	81,691
Drawdown of revolving credit facility	60,000	-	-
	93,386	6,640	161,556

Effect of exchange rates on cash and cash equivalents	(943)	5,607	(4,337)

Increase (decrease) in cash and cash equivalents	5,083	(101,060)	89,586

Cash and cash equivalents, beginning of year	20,935	121,995	32,409

Cash and cash equivalents, end of year	$26,018	$20,935	$121,995

Supplementary information:
Interest paid	$4,661	$4,367	$-
Non-cash investing and financing activities:
Increase in asset retirement obligations included in mineral property, plant and equipment	145	355	1,188
Stock option compensation deferred to mineral property, plant and equipment	929	1,505	596

See accompanying notes to consolidated financial statements.

MINEFINDERS CORPORATION LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, except per share amounts) Years ended December 31, 2008, 2007 and 2006

1.	Nature of operations:

The Company was organized on February 4, 1975 under the laws of the Province of Ontario and is engaged in the exploration, development, and acquisition of mineral deposits. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company has completed the construction of its 100% owned Dolores gold and silver project in Mexico and is in the pre-commercial phase of operations. In these financial statements, development costs incurred in the construction and commissioning of the Dolores Mine have been capitalized to mineral property, plant and equipment.

The Company expects that revenues from production will finance the operation of the Dolores Mine. The Company may have to raise additional funds over and above amounts raised to date to complete the acquisition, exploration and development of its property interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2.	Changes in accounting policies:
(a)

Effective January 1, 2008, the Company adopted the new CICA guidelines of Section 1506, Accounting Changes, which establishes standards for changes in accounting policies, estimates, or errors. As a result of adopting this new standard, changes in accounting policies are only permitted when required by a primary source of GAAP or when the change will result in more reliable and more relevant information. In addition, changes in accounting policies must be applied retrospectively (unless doing so is impractical or is specified otherwise by a new standard), changes in estimates are to be recorded prospectively, and prior period errors are to be corrected retrospectively. There were no changes in accounting policies or estimates during the period, except for those new standards adopted and noted below.

(b)

Effective January 1, 2008, the Company adopted the new CICA guidelines of Section 1535, Capital Disclosures, which requires companies to disclose their objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, and whether the Company has complied with externally imposed capital requirements and, if it has not complied, the consequences of such non-compliance.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers the items included in the consolidated statement of changes in shareholder’s equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders. As at December 31, 2008 the Company is not subject to externally imposed capital requirements.

MINEFINDERS CORPORATION LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, except per share amounts) Years ended December 31, 2008, 2007 and 2006

2.	Changes in accounting policies (continued):
(c)

Effective January 1, 2008, the Company adopted the new CICA guidelines of Section 3031, Inventories, which replaces Section 3030 of the same name. This standard harmonizes accounting for inventories under Canadian GAAP with International Financial Reporting Standards. Under this standard, inventories are measured at the lower of cost and net realizable value. Similar inventories within a consolidated group are to be measured using the same method, and the reversal of previous write-downs to net realizable value are required when there is a subsequent increase in the value of inventories. Adoption of this new standard did not have a material effect on these consolidated financial statements. See note 3(d) for a detailed discussion of the Company’s inventory policy.

(d)

Effective January 1, 2008, the Company adopted the new CICA guidelines of Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial Instruments - Presentation. These standards replace CICA 3861, Financial Instruments - Disclosure and Presentation.

These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk, and market risk. The quantitative disclosures must provide information about the extent to which the Company is exposed to such risk, based on information provided internally to the entity’s key management personnel.

		(i)	Financial assets and liabilities:

The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, convertible notes and the outstanding balance on the revolving credit facility. Cash and cash equivalents are designated as held for trading and carried at fair value, with the unrealized gain or loss recorded in income. Interest income and expense are both recorded in the statement of operations. Receivables are designated as loans and receivables, and accounts payable, convertible notes, and the credit facility are designated as other financial liabilities, and recorded at amortized cost.

The fair values of cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate carrying values because of the short term nature of these instruments. The fair value of the convertible notes is determined as described in note 7(a). The fair value of the credit facility is described in note 7(b). There are no differences between the carrying values and the fair values of any other financial assets or liabilities.

MINEFINDERS CORPORATION LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, except per share amounts) Years ended December 31, 2008, 2007 and 2006

2.	Changes in accounting policies (continued):
	(d)	Continued:
		(ii)	Financial instrument risk exposure and risk management:

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk:

The Company is primarily exposed to credit risk on its cash and cash equivalents. Credit risk exposure is limited through maintaining its cash and equivalents with high-credit quality financial institutions and instruments. Credit risk associated with accounts receivable is considered minimal as the majority of the balance outstanding is with the Mexican government.

Liquidity risk:

The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and cash equivalents and available cash under the revolving credit facility. The Company believes that these sources, in addition to revenues to be earned at the Dolores Mine, will be sufficient to cover the expected short and long term cash requirements.

Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign currency risk - The Company’s operations in Mexico, Canada and the United States create exposure to foreign currency fluctuations. The Company’s operating expenditures are incurred in US dollars, Canadian dollars, and Mexican pesos, and the fluctuation of the US dollar in relation to these currencies will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Financial assets and liabilities denominated in currencies other than the US dollar are as follows:

				December 31, 2008		December 31, 2007
				Financial assets	Financial liabilities	Financial assets	Financial liabilities

			Canadian dollars	$ 22,340	$ 1,098	$ 15,050	$ 625
			Mexican pesos	4,598	2,975	11,274	1,329

				$ 26,938	$ 4,073	$ 26,324	$ 1,954

Of the financial assets listed above, $22,310 (December 31, 2007 - $3,027) represents cash and cash equivalents held in Canadian dollars, and $421 (December 31, 2007 - $890) represents cash held in Mexican pesos. The remaining cash and cash equivalents are held in US dollars.

MINEFINDERS CORPORATION LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, except per share amounts) Years ended December 31, 2008, 2007 and 2006

2.	Changes in accounting policies (continued):
	(d)	Continued:
		(ii)	Financial instrument risk exposure and risk management (continued):

As at December 31, 2008, with other variables unchanged, a 10% strengthening of the US dollar against the Canadian dollar would increase the loss for the year by $1,931. A 10% strengthening of the US dollar against the Mexican peso would increase the loss for the year by $148.

Interest rate risk - With respect to financial assets, the Company’s practice is to invest cash in investment vehicles with floating rates of interest, and cash reserves are invested in cash equivalents in order to maintain liquidity. Fluctuations in interest rates affect the fair value of cash equivalents.

With respect to financial liabilities, the convertible notes are not subject to interest rate risk given the fixed rate of 4.5% per annum. The revolving credit facility is subject to interest rate risk as amounts outstanding are subject to charges at a bank base rate or a LIBOR-based rate (plus 25 to 350 basis points depending on type of loan and financial and operating measures), payable according to the quoted rate term. The interest rate charged for the year was approximately 5.01%. A 1% increase in the interest rate would increase interest expense by approximately $600 per year.

Commodity price risk - The value of the Company’s mineral resource properties is related to the price of gold and silver, and the outlook for these commodities.

Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. The Company does not engage in any hedging to reduce its exposure to commodity price risk.

(e)

Effective January 1, 2007, the Company changed its functional currency from the Canadian dollar to the United States dollar (the US dollar). The change in functional currency to the US dollar resulted from an increase in the overall proportion of business activities conducted and monetary transactions effected by the Company in US dollars primarily due to the commencement of construction of the Dolores Mine. This change has been adopted prospectively, with no impact to the results of previously reported financial years.

As a result of the change, the Company’s translations in currencies other than the US dollar are translated using the temporal method under which monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and income and non-monetary balances are translated at the exchange rate in effect at the times of the underlying transactions. Gains or losses arising from this translation are included in the statement of operations for the period.

MINEFINDERS CORPORATION LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, except per share amounts) Years ended December 31, 2008, 2007 and 2006

2.	Changes in accounting policies (continued):
	(f)	Effective January 1, 2007, the Company adopted the CICA guidelines of Section 3855, Financial Instruments - Recognition and Measurement, and Section 1530, Comprehensive Income.

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be measured at fair value on initial recognition and recorded on the balance sheet. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities. Held-for-trading financial assets are measured at fair value with changes in fair value recognized in net income; available-for-sale financial instruments are measured at fair value with unrealized gains and losses recorded in other comprehensive income; financial assets and financial liabilities considered held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization.

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income. Other comprehensive income represents changes in shareholders’ equity during a period arising from transactions and other events and circumstances from non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale.

These standards have been applied prospectively with no restatement of comparative amounts for prior periods. As a result of adopting these new standards, the Company reflected a presentational reclassification of amounts previously recorded in “Cumulative translation adjustment” to “Accumulated other comprehensive income”. Also, pursuant to Section 3855, deferred financing charges relating to the issue of the convertible notes are no longer presented as a separate asset on the balance sheet. As provided for in the section, the Company has elected to include financing charges in the carrying value of the liability component of the convertible notes (note 7).

MINEFINDERS CORPORATION LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, except per share amounts) Years ended December 31, 2008, 2007 and 2006

3.	Significant accounting policies:
	(a)	Basis of presentation:

These financial statements are presented in accordance with Canadian generally accepted accounting principles which conform, in all material respects, with those generally accepted in the United States, except as explained in note 13.

	(b)	Consolidation:

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Minera Minefinders S.A. de C.V., Compania Minera Dolores S.A. de C.V., Servicios Mineros Sierra S.A. de C.V., Servicios Operativos Sierra S.A. de C.V. (all in Mexico), MFL Metals Trading Ltd. (in Barbados) and Minefinders (U.S.A.) Inc. (in the United States). All inter-company transactions and balances are eliminated on consolidation.

	(c)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are used in the calculation of proven and probable reserves for the purposes of evaluating the impairment of mineral properties, depreciation, depletion and amortization, work in process inventory, costs associated with the reclamation and closing of mine operations (asset retirement obligations), stock-based compensation and future income taxes, among others. Actual results could differ from those estimates.

	(d)	Inventory:

Supplies inventory includes the costs of consumables used in operations and is valued at the lower of average cost and net realizable value, with replacement costs being the typical measure of net realizable value.

Stockpiled ore is coarse ore that has been extracted from the mine and is available for further processing. Stockpiled ore is valued at the lower of average production cost and net realizable value.

Work in process inventory, which includes crushed ore, ore on leach pads and material currently in the process of being converted to a saleable product (gold and silver doré), is valued at the lower of average production cost and net realizable value. Costs included in work in process inventory include current mining and processing costs and associated depreciation and depletion. Costs are removed from work in process inventory as gold and silver doré is produced based on the average cost per contained recoverable ounce of gold and silver.

Finished goods inventory is metal available for sale and is valued at the lower of average production cost and net realizable value. The cost of finished goods inventory includes the average cost of respective work-in-process inventories incurred prior to refining plus applicable refining costs and associated royalties. Costs of sales includes the cost of finished goods except for depreciation and depletion which is disclosed separately in the consolidated statement of operations.

MINEFINDERS CORPORATION LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, except per share amounts) Years ended December 31, 2008, 2007 and 2006

3.	Significant accounting policies (continued):
	(e)	Cash and cash equivalents:
Cash and cash equivalents consist of cash and redeemable deposits with a maturity of ninety days or less at acquisition.
	(f)	Mineral property, plant and equipment:

Mineral property, plant, and equipment, including property acquisition and mine development costs, are recorded at cost. Start-up costs, net of incidental revenues, are capitalized as mine development costs until the commencement of commercial production. Commercial production is deemed to have occurred when management determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time, and there are indicators that these operating results will continue. Exploration expenditures incurred prior to the date of a positive economic analysis on the property are expensed as incurred.

Mineral property acquisition and development costs and leach pads are amortized using the unit-of-production method based on estimated proven and probable recoverable reserves. Plant and equipment, including mining equipment and other asset categories, are depreciated using the straight-line method over their estimated useful lives.

	(g)	Impairment of long-lived assets:

The Company assesses the impairment of long-lived assets, which consist primarily of mineral property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets held for use are measured by a comparison of the carrying value of the assets to future undiscounted cash flows expected to be generated by the asset. If the carrying value exceeds future undiscounted cash flows, impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value.

	(h)	Asset retirement obligations:

The Company may incur liability for costs associated with the eventual retirement of tangible long-lived assets (for example, reclamation costs). The liability for such costs exists from the time the legal obligation first arises, not when the actual expenditures are made in the future. Such obligations are measured initially at their fair value using discounted present value methodology. The resulting amount is added to the cost of the related asset and to the Company’s liabilities, and adjusted in later periods for changes in the amount and timing of the expected cash expenditures. The amount added to the asset is amortized in the same manner as the asset. The liability is increased in each accounting period by the amount of the implied interest (“accretion”) inherent in the use of discounted present value methodology, and the accretion is charged to operations.

MINEFINDERS CORPORATION LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, except per share amounts) Years ended December 31, 2008, 2007 and 2006

3.	Significant accounting policies (continued):
	(i)	Stock-based compensation:
The Company uses the fair value based method for all stock-based awards granted on or after January 1, 2004.

Compensation expense related to stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model and is charged to operations over the vesting period of the options. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of options granted is determined based on historical data on the average hold period before exercise, expiry or cancellation. Expected volatility is based on the historical volatility of the share price of the Company. These estimates involve inherent uncertainties and the application of management judgment. In addition, the Company estimates the expected forfeiture rate and only recognize expense for those options expected to vest.

	(j)	Income taxes:

The Company records future income taxes using the asset and liability method. The Company’s future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values, as well as the losses carried forward. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the net future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

	(k)	Translation of foreign currencies:

The Company conducts business primarily in Canada, the United States and Mexico. Effective January 1, 2007, the Company changed its functional currency from the Canadian dollar to the US dollar (note 2(e)). Transactions denominated in currencies other than the US dollar are translated into US dollars using the exchange rate in effect at the dates of the underlying transactions. Monetary assets and liabilities denominated in foreign currencies are translated into US dollars using the exchange rate in effect at the balance sheet date. Gains or losses arising from this translation are included in the determination of net income or loss for the period.

MINEFINDERS CORPORATION LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, except per share amounts) Years ended December 31, 2008, 2007 and 2006

3.	Significant accounting policies (continued):
	(m)	Loss per share:

The Company follows the treasury stock method to calculate loss per common share. Under this method, the basic loss per share is calculated using the weighted average number of common shares outstanding during each period.

The diluted loss per share assumes that the outstanding stock options and share purchase warrants had been exercised at the beginning of the period and that the convertible notes had been converted on the date of issue. However, shares issuable on exercise of stock options totaling 3,958,000 (2007 - 4,198,000; 2006 - 4,497,000), on conversion of the convertible notes totaling 7,812,500 (2007 - 7,812,500; 2006 - 7,812,500), and on conversion of share purchase warrants totaling 4,600,000 (2007 - nil; 2006 - nil) were not included in the computation of diluted loss per share because their effect would have been anti-dilutive.

	(n)	Segmented information:

The Company has determined that it has one business segment, the exploration and development of mineral properties. Information on mineral property, plant and equipment by geographical area is disclosed in note 6.

	(o)	Comparative figures:
Certain comparative figures have been reclassified to conform to current presentation.
	(p)	Recently released Canadian accounting standards:
(i)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the Company will transition from current Canadian GAAP reporting and commence reporting under IFRS not later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS from Canadian GAAP may materially affect the Company’s reported financial position and results of operations and will affect the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency and hedging activities, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements. The Company is currently evaluating the impact of the transition to IFRS on its financial reporting, systems and business activities to ensure the appropriate personnel resources and training are in place to effect an efficient transition.

(ii)

In February 2008, the CICA issued Handbook Section 3064, Goodwill and intangible assets which replaces section 3062, Goodwill and intangible assets and Section 3450, Research and Development Costs effective for the Company January 1, 2009. Section 3064 establishes standard for recognition, measurement and disclosure of goodwill and intangible assets. The Company is currently assessing the impact on its consolidated financial statements.

MINEFINDERS CORPORATION LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, except per share amounts) Years ended December 31, 2008, 2007 and 2006

4.	Receivables:

Of the $4,266 in receivables (2007 - $10,431), $3,864 (2007 - $10,360) is value added tax (VAT) paid in Mexico on goods and services for the construction and commissioning of the Dolores Mine. The VAT receivable is refundable from the Mexican tax authorities. $17,001 of VAT was refunded to the Company during 2008 (2007 - $2,540). Subsequent to December 31, 2008, $3,230 of the VAT balance of $3,864 was refunded to the Company.

5.	Inventory:

2008	2007

Supplies	$3,261	$1,558
Ore stockpiles	359	-
Work in process	8,465	-
Finished goods	409	-

$12,494	$1,558

6.	Mineral property, plant and equipment:
Net carrying costs at December 31, 2008 and 2007 are as follows:

2008	Mineral property acquisition costs	Development costs	Plant and equipment	Accumulated amortization	Total

Dolores Mine, Mexico	$ 9,675	$ 100,941	$ 123,515	$ (6,422)	$ 227,709

Northern Sonora, Mexico	327	-	62	(40)	349

Nevada properties, United States	99	-	253	(210)	142

Other	-	-	194	(142)	52

$ 10,101	$ 100,941	$ 124,024	$ (6,814)	$ 228,252

2007	Mineral property acquisition costs	Development costs	Plant and equipment	Accumulated amortization	Total

Dolores Mine, Mexico	$ 9,675	$ 129,310	$ 21,759	$ (1,128)	$ 159,616

Northern Sonora, Mexico	327	-	62	(30)	359

Nevada properties, United States	111	-	248	(197)	162

Other	-	-	153	(109)	44

$ 10,113	$ 129,310	$ 22,222	$ (1,464)	$ 160,181

MINEFINDERS CORPORATION LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, except per share amounts) Years ended December 31, 2008, 2007 and 2006

6.	Mineral property, plant and equipment (continued):
Mineral properties, plant and equipment relate to the following:
(a)	Mexican properties:
	(i)	Dolores Mine:

The Dolores Mine is in the Madera Mining District, in the state of Chihuahua. In 2006, the Company unified seven of the nine claims resulting in three concessions totaling 27,700 hectares. The Company has a 100% interest in all three concessions. The property is subject to underlying net smelter return (NSR) royalties totaling 3.25% on gold and 2% on silver. Pre-commercial production of gold and silver at the Dolores Mine commenced during the fourth quarter of 2008 and commercial production is expected before the end of the second quarter of 2009.

Dolores development of $100,941 (2007 - $129,310) represents mine development costs and plant and equipment purchased and under construction for use at the Dolores Mine. During the year, $100,724 was transferred from development to plant and equipment and amortized as the assets were put into service.

	(ii)	Sonora properties:

The Company has a 100% interest in the mineral rights to 33 mineral concessions totaling 120,000 hectares in the State of Sonora. The Company makes annual rent payments to the landowners, currently approximately $300, escalating each year. Should the properties be put in production, payments or royalties, as applicable, will be due to these landowners.

(b)	United States properties:

The Company holds a 100% interest (subject to NSR royalties of 3%) in the Dottie and Gutsy property, located in Nevada. In 2006, the Company acquired the 30 unpatented lode mining Wickes claims in Montana for $2. In addition, the Company holds claims in the Oro Blanco project area of Arizona.

MINEFINDERS CORPORATION LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, except per share amounts) Years ended December 31, 2008, 2007 and 2006

7.	Long-term debt:

		2008	2007

	Convertible notes (a)	$65,364	$59,965
	Scotia Capital revolving credit facility (b)	60,000	-

	Balance of long-term debt	125,364	59,965
	Less current portion (b)	10,000	-

		$115,364	$59,965

	(a)

In October 2006, the Company issued $85,000 in 4.5% unsecured convertible senior notes maturing on December 15, 2011, incurring a 3.5% underwriter’s fee and other expenses, aggregating $3,451 for net proceeds of $81,549. Interest is payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2007. The notes are convertible into common shares at approximately $10.88 per share. A total of 7,812,500 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. This adjustment provision is designed to compensate the noteholders for any such occurrence that causes economic loss to them.

The notes, less $27,366 which is classified as equity, are classified as a liability. As a result, the carrying value of the notes is lower than its face value. The $27,366 equity component, representing the fair value of the conversion feature, was determined using the Black-Scholes option pricing model and is net of $993 in issue costs. The assumptions used in calculating the equity component were a risk-free rate of 4.73%, expected term of 62 months and an expected volatility over the term of 55.5%. Using the effective interest rate method and the 14.26% rate implicit in the calculation, the difference of $28,359, characterized as the note discount, is being charged to operations and added to the liability over the term of the notes. Based on market rates, the fair value of the debt component at December 31, 2008 is $63,046.

	Convertible notes, liability component	2008	2007

	Balance, beginning of year	$59,965	$57,433
	Issue of convertible notes	-	-
	Change in accounting policy (note 2(f))	-	(2,368)

	Balance, beginning of year, as adjusted	59,965	55,065
	Accretion of debt discount for the year	5,399	4,900

	Balance, end of year	$65,364	$59,965

	Convertible notes, equity component	$27,366	$27,366

MINEFINDERS CORPORATION LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, except per share amounts) Years ended December 31, 2008, 2007 and 2006

7.	Long-term debt (continued):
	(b)

On December 19, 2007, the Company signed an agreement for a $50,000 revolving three year term credit facility with Scotia Capital, a subsidiary of the Bank of Nova Scotia (BNS). The facility is available for drawdown in US or Canadian dollars with repayment at any time at a bank base rate or a LIBOR-based rate (plus 25 to 200 basis points depending on type of loan and financial and operating measures), payable according to the quoted rate term. The facility is collateralized by a pledge of the Company’s shares in its US and Mexican subsidiaries and by physical assets at the Dolores Mine. The carrying values of these pledged assets total $240,203 which is comprised of inventories, mineral property, plant and equipment at Dolores.

In October 2008, the Company signed an amendment to the credit agreement with BNS for an additional $10,000 revolving credit facility. The additional facility has a one year term and is available for drawdown in US or Canadian dollars with repayment at any time at a bank base rate or a LIBOR-based rate (plus 250 to 350 basis points depending on the type of loan and financial and operational measures), payable according to the quoted rate term.

The Company must comply with terms in the amended agreement related to reporting requirements, conduct of business, insurance, notices, and must maintain certain covenants, including gold and silver production targets, which have not yet taken effect. There have been no violations of any of the terms of the agreement since inception.

As at December 31, 2008, a total of $60,000 (December 31, 2007 - nil) has been drawn-down on the facility. Based on current market rates, the fair value of the $50,000 three year term credit facility at December 31, 2008 is $47,613, and the fair value of the $10,000 one year term credit facility is $9,925.

8.	Asset retirement obligation:

The Company’s environmental permit requires that it reclaim any land it disturbs during the mine construction and mine operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligation arising from its activities to December 31, 2008 to be $1,913 (2007 - $1,644). The present value of the future reclamation obligation assumes a discount rate of 7.65%, an inflation rate of 2.5%, an undiscounted amount to settle the obligation of $5,570, and the commencement of reclamation activities in 14.5 years.

		2008	2007

	Balance, beginning of year	$1,644	$1,188
	Liabilities incurred in the year	145	355
	Accretion expense	124	101

		$1,913	$1,644

MINEFINDERS CORPORATION LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, except per share amounts) Years ended December 31, 2008, 2007 and 2006

9.	Capital stock:
	(a)	Capital stock (all per share amounts are in Canadian dollars which at December 31, 2008 is equivalent to 0.81660 US dollars):
		Authorized: Unlimited common shares, no par value

			Number of shares	Amount

		Balance, December 31, 2005	36,641,914	$85,672
		Issue of common shares for cash, net of share issue costs	11,000,000	78,705
		Exercise of stock options for cash	368,000	2,019
		Exercise of stock options - cashless	12,375	-
		Balance, December 31, 2006	48,022,289	166,396
		Exercise of stock options for cash	1,224,000	9,421
		Exercise of stock options - cashless	261,235	-

		Balance, December 31, 2007	49,507,524	175,817
		Exercise of stock options for cash	250,000	3,242
		Exercise of stock options - cashless	19,432	-
		Share-based payment	30,000	386
		Issue of common shares for cash, net of share issue costs	9,200,000	31,124

		Balance, December 31, 2008	59,006,956	$210,569

In December 2008, the Company issued 9,200,000 units at a price of CDN$4.35 per unit. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company, at a price of CDN$5.00 per common share, on or before December 31, 2011. The net proceeds to the Company were $31,124 (net of brokers commission and related expenses). Of the 4,600,000 warrants issued as part of the offering, all were outstanding and exercisable at December 31, 2008.

	(b)	Stock options:

The number of shares available for grant under the Company’s stock option plan (the Plan) is 5,574,000. The term of options granted cannot exceed ten years. The vesting of each option is determined by the Board of Directors and the exercise price is the quoted market value of the Company’s shares at the date of grant. At December 31, 2008, 960,555 (2007 - 1,139,987) shares were available for future grants under the Plan.

MINEFINDERS CORPORATION LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, except per share amounts) Years ended December 31, 2008, 2007 and 2006

9.	Capital stock (continued):
	(b)	Stock options (continued):

			Number of options	Weighted average exercise price (CDN$)

		Outstanding at December 31, 2005	3,745,000	$6.95
		Granted	1,260,000	9.00
		Cancelled	(110,000)	10.02
		Exercised for cash	(368,000)	3.56
		Exercised - cashless	(30,000)	5.64

		Outstanding at December 31, 2006	4,497,000	7.73
		Granted	1,430,000	9.87
		Cancelled	(40,000)	10.94
		Exercised for cash	(1,224,000)	5.82
		Exercised - cashless	(465,000)	5.53

		Outstanding at December 31, 2007	4,198,000	9.26
		Granted	765,000	10.65
		Cancelled	(720,000)	10.74
		Exercised for cash	(250,000)	9.12
		Exercised - cashless	(35,000)	5.64

		Outstanding at December 31, 2008	3,958,000	$9.30

Of the 285,000 options exercised during the year ended December 31, 2008, 35,000 vested options were exercised by the holders in exchange for the issue of 19,432 common shares by way of a cashless stock option exercise

All options granted and outstanding as at December 31, 2008 were fully exercisable on the various grant dates. The weighted average grant-date fair value of options granted during the year ended December 31, 2008 was CDN$4.79 per option (2007 - CDN$4.43; 2006 - CDN$4.46).

		At December 31, 2008, the following stock options were outstanding and exercisable.

		Number	Exercise price (CDN$)	Expiry date

		50,000	12.53	March 17, 2009
		75,000	8.25	May 17, 2009
		580,000	8.80	June 14, 2009
		303,000	5.64	July 12, 2010
		930,000	9.00	May 15, 2011
		80,000	8.76	November 1, 2011
		5,000	10.94	January 19, 2012
		95,000	12.46	March 12, 2012
		1,075,000	9.57	September 5, 2012
		100,000	11.10	February 7, 2013
		665,000	10.58	May 7, 2013
		3,958,000

MINEFINDERS CORPORATION LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, except per share amounts) Years ended December 31, 2008, 2007 and 2006

10.	Stock based compensation:

Compensation expense is determined using the Black-Scholes option pricing model. The Company granted 765,000 options during the year ended December 31, 2008 (2007 - 1,430,000, 2006 - 1,260,000). The weighted average assumptions used in calculating the expense of options granted during the year were:

		2008	2007	2006

	Risk-free rate	3.43%	4.2%	4.2%
	Dividend yield	nil	nil	nil
	Volatility factor of the expected market price of the Company’s common shares	46.0%	47.3%	56.0%
	Weighted average expected life of the options (months)	55	54	54

	Compensation expense for the year:
	Charged to income	$2,048	$3,478	$3,404
	Charged to exploration costs	757	857	1,003
	Capitalized to mineral property, plant and equipment	929	1,505	596

		$3,734	$5,840	$5,003

	Total stock-based compensation was credited to contributed surplus.

11.	Income taxes:

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes give rise to deferred tax assets as follows:

			2008	2007

	Future income tax assets:
		Tax loss carry forward	$13,769	$5,244
		Plant and equipment	101	122
		Mineral properties and deferred exploration costs	6,160	11,734
		Financing costs	1,601	1,682
		Asset retirement obligation	532	513
		Convertible note	870	-
		Revolving credit facility	976	-
		Total future income tax assets before valuation allowance	24,009	19,295
		Valuation allowance established by management	(24,009)	(17,775)
		Net future income tax assets, net of allowance	-	1,520

	Future income tax liabilities:
		Plant and equipment	-	(266)
		Convertible notes	-	(1,254)
		Net future income tax liabilities	-	(1,520)

			$-	$-

MINEFINDERS CORPORATION LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, except per share amounts) Years ended December 31, 2008, 2007 and 2006

11.	Income taxes (continued):
	The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates as follows:

		2008	2007	2006

	Benefit from net loss, at Canadian rates	$(9,028)	$(6,572)	$(14,741)
	Effect of difference in foreign tax rates	324	619	10
	Non-deductible expenses	1,511	1,210	78
	Non-deductible stock option compensation	870	1,186	1,150
	Benefit of losses not recognized	6,323	3,557	13,503

	Income tax expense for the year	$-	$-	$-

The Company establishes its valuation allowance based on projected future operations. When circumstances cause a change in management’s judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance (except for those relating to undeducted financing costs) will be reflected in current income. If the valuation allowance relating to undeducted financing costs is reduced, the Company will recognize this benefit as an increase in capital stock.

The Company has approximately $71,300 (2007 - $86,160) of exploration and development costs which are available for deduction against future income for tax purposes. In addition, the Company has tax losses in various jurisdictions of approximately $60,592 (2007 - $17,340) expiring in various amounts from 2008 to 2028.

The Company’s future tax assets also include approximately $2,616 (2007 - $3,882) related to future deductions of share issue costs for tax purposes in excess of amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize the benefit as an adjustment to share capital as opposed to income tax expense in the consolidated statement of operations.

12.	Commitments and contingencies:
	At December 31, 2008, the Company had remaining contractual commitments expected to be paid in 2009 of $1,165 relating to equipment, engineering and construction at the Dolores Mine.
	The Company has also entered into operating leases for office premises that provide for minimum lease payments totaling $95 over the next year, excluding extensions.

MINEFINDERS CORPORATION LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, except per share amounts) Years ended December 31, 2008, 2007 and 2006

13.	Revised United States generally accepted accounting principles:

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These principles differ in some respects from United States generally accepted accounting principles (US GAAP). The effect of such differences on the Company’s consolidated financial statements is set out below:

	(a)	Mineral properties and start-up activities:

US GAAP requires that mineral exploration expenditures, including drilling and related costs incurred to convert existing resources to reserves or identify new inferred mineral resources, be charged to operations in the period incurred and the related cash flows be reported as operating activities. During fiscal 2007, the Company changed its accounting policy with respect to accounting for exploration expenditures under Canadian GAAP. Prior to 2007, mineral property acquisition and exploration expenditures were deferred until such time as the related property was brought into commercial production, abandoned or sold. Under the new policy, exploration expenditures are expensed as incurred while acquisition expenditures continue to be capitalized. This accounting change has been applied retroactively with restatement of prior periods. As a result of this change in accounting policy, there is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for mineral property expenditures for the periods presented with the exception of mineral property acquisition costs of $9,676 previously expensed under US GAAP that remain capitalized to mineral property, plant and equipment under Canadian GAAP.

Under Canadian GAAP, start-up operating costs, net of associated revenues, incurred prior to reaching commercial production levels are capitalized. Under US GAAP, these start-up costs are expensed. As a result of this difference, the net loss under US GAAP was adjusted for the year ended December 31, 2008, representing the sales of $2,516 and cost of sales of $6,953 incurred subsequent to October 1, 2008.

	(b)	Interest expense:

Under Canadian GAAP, the Company has elected to expense interest on the convertible notes and revolving credit facility to earnings whereas under US GAAP this interest is capitalized to development costs as required under FAS 34 prior to commencement of commercial production. During 2008, $3,441 of interest was capitalized (2007 - $3,811, 2006 - $731). In addition, under Canadian GAAP interest on the convertible notes and revolving credit facility is classified as cash flow used in operating activities whereas under US GAAP this interest is classified as cash flow used in investing activities prior to commencement of commercial production.

MINEFINDERS CORPORATION LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, except per share amounts) Years ended December 31, 2008, 2007 and 2006

13.	Revised United States generally accepted accounting principles (continued):
	(c)	Warrants:

Under Canadian GAAP, the proceeds from the issue of shares and warrants are recorded to share capital. Under US GAAP, the Company is required to allocate proceeds from the issue of shares and warrants between the shares issued and the warrants issued on a relative fair value basis and record the fair value of the shares to share capital and the fair value of the warrants to additional paid-in capital. The fair value of the warrants of $6,289, including issue costs of $383, was estimated using the Black-Scholes pricing model and would be classified as additional paid-in capital for US GAAP purposes. The assumptions used in calculating the fair value were a risk-free rate of 1.73%, expected term of 36 months, and an expected volatility over the term of 67.9%.

	(d)	Stock option compensation:

There is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for stock-based compensation for the periods presented. A cumulative adjustment (for the initial adoption of SFAS 123R under US GAAP) of $3,438 is included in the net loss from inception to December 31, 2008 under US GAAP.

The total intrinsic value of options exercised during the year ended December 31, 2008 was $684 (2007 - $11,624, 2006 - $1,920). The total intrinsic value and weighted average contractual term of vested options at December 31, 2008 is nil and 2.7 years.

		The impact of the above on the financial statements is as follows:

		Statements of Operations and Deficit	2008	2007	2006

		Net loss per Canadian GAAP	$(29,120)	$(19,204)	$(18,192)
		Adjustments related to:
		Sales	2,516	-	-
		Cost of sales	(6,953)	-	-
		Accretion of convertible notes	3,701	4,428	792
		Interest on long-term debt	3,441	3,811	731
			2,705	8,239	1,523

		Net loss per US GAAP	(26,415)	(10,965)	(16,669)
		Foreign exchange adjustment	-	-	(2,581)

		Comprehensive loss per US GAAP	$(26,415)	$(10,965)	$(19,250)

		Net loss per share, basic and diluted	$(0.53)	$(0.23)	$(0.38)

MINEFINDERS CORPORATION LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, except per share amounts) Years ended December 31, 2008, 2007 and 2006

13.	Revised United States generally accepted accounting principles (continued):
	(d)	Stock option compensation (continued):

		Balance Sheets	2008	2007

		Assets per Canadian GAAP	$271,822	$193,561
		Adjustments related to:
		Mineral properties	(14,113)	(9,676)
		Capitalized interest and accretion of convertible notes	16,904	9,763
		Convertible note issue costs	1,421	1,896
			4,212	1,983

		Assets per US GAAP	$276,034	$195,544

		Liabilities per Canadian GAAP	$136,016	$66,141
		Adjustments related to:
		Convertible note issue costs	1,421	1,896

		Liabilities per US GAAP	$137,437	$68,037

		Shareholders’ equity per Canadian GAAP	$135,806	$127,420
		Adjustments related to:
		Mineral properties	(14,113)	(9,676)
		Capitalized interest and accretion of convertible notes	16,904	9,763
			2,791	87

		Shareholders’ equity per US GAAP	$138,597	$127,507

	(e)	Exploration stage company:
		The following disclosure of the consolidated summarized statements of loss and deficit and cash flows since inception of the Company on February 4, 1975 (“inception”) are required under US GAAP:

		Consolidated summarized statements of operations and deficit - US GAAP

		Sales		$2,516
		Cost of sales		(6,953)
		Mineral exploration expenses		(81,716)
		Administrative and other costs		(45,712)
		Interest income		9,405

		Net loss from inception to December 31, 2008, being the deficit accumulated during the development stage, December 31, 2008		$(122,460)

		Consolidated summarized statements of cash flows - US GAAP

		Cash flows used in operations		$(118,643)
		Cash flows used in investments		(204,290)
		Cash flows used in financing		343,588
		Effect of exchange rates on cash and cash equivalents		5,363

		Cumulative increase in cash and cash equivalents from inception to December 31, 2008, being cash and cash equivalents, December 31, 2008		$26,018

MINEFINDERS CORPORATION LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, except per share amounts) Years ended December 31, 2008, 2007 and 2006

13.	Revised United States generally accepted accounting principles (continued):
(f) Income taxes:

Effective January 1, 2007, for US GAAP accounting purposes, the Company has adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company did not have any unrecognized tax benefits at December 31, 2008. In addition, no adjustments were recognized for uncertain tax benefits during the year. Accordingly, there is no impact on the Company’s December 31, 2008 consolidated financial statements resulting from the application of FIN 48.

FIN 48 requires that interest expense and penalties related to unrecognized tax benefits be recognized in the statement of operations. FIN 48 allows recognized interest and penalties to be classified as either income tax expense or another appropriate expense classification. If the Company recognizes interest expense or penalties on future unrecognized tax benefits, they will be classified as income tax expense.

The Company files income tax returns in Canada, the United States, Barbados, and Mexico. Years ranging from 2001 through 2008, as applicable, are subject to examination by the taxing authorities in the respective jurisdictions where returns are filed.

(g) New accounting pronouncements:

Effective January 1, 2008, for US GAAP accounting purposes, the Company has adopted SFAS No.157, Fair Value Measurement (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The statement only applies to fair value measurements that are already required. There is no difference between Canadian and US GAAP on the Company’s December 31, 2008 consolidated financial statements resulting from the adoption of SFAS 157.

Effective January 1, 2008, for US GAAP accounting purposes, the Company has adopted SFAS No.159, Fair Value Options for Financial Assets and Liabilities (SFAS 159). SFAS 159 permits entities to choose to measure various financial instruments and certain other items at fair value. As the Company has not elected to measure any asset under SFAS 159, there is no effect on the Company’s December 31, 2008 consolidated financial statements.

In June 2008, the EITF reached a consensus on EITF Issue No. 07-5, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock (EITF 07-5). EITF 07-5 addresses the determination of whether an equity linked financial instrument (or embedded feature) that has all of the characteristics of a derivative under other authoritative US GAAP accounting literature is indexed to an entity’s own stock and would therefore meet the first part of a scope exception from classification and recognition as a derivative instrument. The Company plans to adopt the provisions of EITF 07-5 on January 1, 2009, for US GAAP accounting purposes. The Company is currently assessing the effect of the adoption of EITF 07-5 on its consolidated financial statements.

MINEFINDERS CORPORATION LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, except per share amounts) Years ended December 31, 2008, 2007 and 2006

13.	Revised United States generally accepted accounting principles (continued):
	(g)	New accounting pronouncements (continued):

The FASB has issued FASB Statement No. 141(R), Business Combinations (SFAS 141R). SFAS 141Ramends SFAS No. 141, and provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any non-controlling interest in the acquiree. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008 and is to be applied prospectively. This statement will affect how the Company accounts for future business combinations.

The FASB has issued FASB Statement No.160, Non-controlling Interests in Consolidated Financial Statements - an amendment of ARB No.151 (SFAS 160). SFAS 160 establishes accounting and reporting standards pertaining to (i) ownership interests in subsidiaries held by parties other than the parent, (ii) the amount of net income attributable to the parent and to the non-controlling interest, (iii) changes in a parent’s ownership interest, and (iv) the valuation of any retained non-controlling equity investment when a subsidiary is deconsolidated. For presentation and disclosure purposes, SFAS 160 required non-controlling interests to be classified as a separate component of stockholders’ equity. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and is to be applied prospectively, except for the presentation and disclosure requirements which are to be applied retrospectively for all periods presented. The Company does not expect this standard to have an effect on the consolidated financial statements.

	(h)	Other:

This note 13 has been revised from that in the consolidated financial statements previously filed with the Securities and Exchange Commission to reflect the retrospective adoption of FSP 14-1, Accounting For Convertible Debt Instruments That May Be Settled In Cash Upon Conversion (Including Partial Cash Settlement) (FSP APB 14-1) as described below.

Effective January 1, 2009, for US GAAP purposes, the Company adopted FSP APB 14-1. The Company’s convertible notes are within the scope of FSP APB 14-1 and, accordingly, the proceeds from the instrument’s issuance must be allocated between the liability component and the embedded conversion option in a manner that reflects interest cost at the interest rate of similar nonconvertible debt. To allocate the proceeds in this manner, the Company is required to first determine the carrying amount of the liability component based on the fair value of a similar liability (excluding the embedded conversion option). The difference between the proceeds and the fair value of the liability is then ascribed to the embedded conversion option and recognized in equity. The difference between the principal amount of the debt and the amount of the proceeds allocated to the liability component is reported as a debt discount and subsequently amortized as interest cost over the instrument’s expected life using the effective interest method. Previously, the proceeds of the issuance of the convertible debt were not allocated between the debt and equity components for US GAAP purposes as there was no beneficial conversion feature and the entire amount was classified a debt. This resulted in a difference between Canadian and US GAAP as for Canadian GAAP purposes, the proceeds were allocated to the debt and equity components.

MINEFINDERS CORPORATION LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, except per share amounts) Years ended December 31, 2008, 2007 and 2006

13.	Revised United States generally accepted accounting principles (continued):
	(h)	Other (continued):

FSB APB 14-1 has been retrospectively applied to prior periods for US GAAP purposes. Prior period amounts have been adjusted. As a result, for US GAAP purposes at December 31, 2008, the convertible note liability decreased by $18,215, the equity portion of convertible notes increased by $27,366, the deficit increased by $804, mineral property, plant and equipment increased by $8,921, and deferred financing costs decreased by $574. At December 31, 2007, the convertible note liability decreased by $23,139, the equity portion of convertible notes increased by $27,366, the deficit increased by $228, mineral property, plant and equipment increased by $5,221, and deferred financing costs decreased by $766. In addition, the net loss for US GAAP purposes for the year ended December 31, 2008 increased by $1,030 and net loss for the years ended December 31, 2007 and 2006 decreased by $191 and $36, respectively.

As a result of the retrospective adoption of FSP APB 14-1, there is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for convertible notes for the periods presented, except for $1,421 and $1,896 of issue costs, net of amortization, attributable to the liability component of the convertible notes that are included in the carrying value of the liability as at December 31, 2008 and 2007, respectively, under Canadian GAAP and are included in assets under US GAAP and $3,701, $4,428 and $792 of accretion of the note discount would be capitalized to mineral property, plant and equipment for the years ended December 31, 2008, 2007 and 2006, respectively, similar to interest expense as described in note 13(b).

MINEFINDERS CORPORATION LTD. Consolidated Schedules of Exploration Costs (Expressed in thousands of United States dollars) Years ended December 31, 2008, 2007 and 2006
	2008	2007	2006

Dolores Mine project:
Assaying and drilling	$547	$2,304	$1,525
Engineering and surveying	-	178	2,019
Equipment rental and miscellaneous	4	112	179
Licenses and recording fees	-	5	1,283
Road building	-	164	2,278
Technical and professional services	538	929	806
Stock-based compensation (note 12)	-	-	567
Other	-	114	614
	1,089	3,806	9,271

Other properties:
Assaying and drilling	2,436	2,104	1,395
Engineering and surveying	97	12	121
Equipment rentals and miscellaneous	88	352	196
Licenses and recording fees	522	303	252
Road building	1	-	75
Technical and professional services	980	564	541
Stock-based compensation (note 12)	757	857	436
Other	224	261	485
	5,105	4,453	3,501

Exploration costs incurred during the year	6,194	8,259	12,772

Cumulative balance, beginning of year	65,539	57,280	44,508

Cumulative balance, end of year	$71,733	$65,539	$57,280

EXHIBIT 4

BDO Dunwoody LLP
Chartered Accountants

600 Cathedral Place
925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Independent Auditors' Report

**To The Shareholders of
Minefinders Corporation Ltd.**

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 13(h), the consolidated balance sheet of Minefinders Corporation Ltd. as at December 31, 2007 and the consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2007 (the 2007 and 2006 financial statements before the effects of the adjustments discussed in Note 13(h) are not presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for functional currency, exploration expenditures and financial instruments effective January 1, 2007.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Note 13(h) and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Such adjustments were audited by KPMG LLP.

(signed) "BDO Dunwoody LLP"

Chartered Accountants
Vancouver, Canada

March 5, 2008

EXHIBIT 5

CERTIFICATION

I, Mark H. Bailey, certify that:

1.	I have reviewed this annual report on Form 40-F/A of Minefinders Corporation Ltd.;

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

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: September 21, 2009	By:	/s/ Mark H. Bailey Mark H. Bailey Chief Executive Officer

5

EXHIBIT 6

CERTIFICATION

I, Greg D. Smith, certify that:

1.	I have reviewed this annual report on Form 40-F/A of Minefinders Corporation Ltd.;

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

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: September 21, 2009	By:	/s/ Greg D. Smith Greg D. Smith Chief Financial Officer

EXHIBIT 7

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Minefinders Corporation Ltd. (the “Company”) on Form 40-F/A for the period ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Mark H. Bailey, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)        The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)        The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

September 21, 2009	/s/ Mark H. Bailey
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

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Minefinders Corporation Ltd. (the “Company”) on Form 40-F/A for the period ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Greg D. Smith, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)        The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)        The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

September 21, 2009	/s/ Greg D. Smith
Greg D. Smith Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Minefinders Corporation Ltd. and will be retained by Minefinders Corporation Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 9

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Minefinders Corporation Ltd.

We consent to the inclusion in this Amendment No. 2 to the annual report on Form 40-F/A of our auditors’ report dated February 20, 2009 (except as to note 13(h) which is as of September 18, 2009) on the consolidated balance sheet of Minefinders Corporation Ltd. (“the Company”) as at December 31, 2008 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the year ended December 31, 2008 and our Report of Independent Registered Public Accounting Firm dated February 20, 2009 on the Company's internal control over financial reporting as of December 31, 2008, each of which is contained in this Amendment No. 2 to the annual report on Form 40-F/A of the Company for the fiscal year ended December 31, 2008.

We also consent to the incorporation by reference in the registration statements (Nos. 333-103893, 333-108001, 333-111255, and 333-117611) on Form S-8 and (Nos. 333-138709 and 333-155590) on Form F-10 of the Company of our report dated February 20, 2009 (except with respect to note 13(h) which is as of September 18, 2009) with respect to the consolidated balance sheet of the Company as at December 31, 2008 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the year ended December 31, 2008 and our report dated February 20, 2009 with respect to the effectiveness of internal control over financial reporting as of December 31, 2008,  included herein.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

September 21, 2009

EXHIBIT 10