Form 40-F
period 2009-12-31
MINEFINDERS CORP LTD.
filed 2010-03-02
CIK 926479

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission file number: 001-31586

MINEFINDERS CORPORATION LTD.
(Exact Name of Registrant as Specified in its Charter)

Ontario	1000	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

2288 – 1177 West Hastings Street
Vancouver, British Columbia, Canada V6E 2K3
(604) 687-6263
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Dorsey & Whitney LLP	Copies to:
Republic Plaza Building, Suite 4700	Kenneth G. Sam
370 Seventeenth Street	Dorsey & Whitney LLP
Denver, Colorado 80202	Republic Plaza Building, Suite 4700
(303) 629-3400	370 Seventeenth Street
(Name, address (including zip code) and telephone number (including area	Denver, Colorado 80202
code) of agent for service in the United States)	(303) 629-3445

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE Amex Equities

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filed with this form:

[ X ] Annual Information Form  [ X ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 65,773,032

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[ X ] Yes  [   ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[ X ] Yes  [   ] No

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserves and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if a property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as ‘‘expects,’’ ‘‘anticipates,’’ ‘‘plans,’’ ‘‘projects,’’ ‘‘estimates,’’ ‘‘assumes,’’ ‘‘intends,’’ ‘‘strategy,’’ ‘‘goals,’’ ‘‘objectives,’’ ‘‘potential’’ or variations thereof or stating that certain actions, events or results ‘‘may,’’ ‘‘could,’’ ‘‘would,’’ ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the grammatical and negative variations of any of these terms and similar expressions) are not statements of historical fact and may be ‘‘forward-looking statements.’’ Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to the Company’s limited history of revenues from mining operations and risks relating to the Company’s ability to successfully produce precious metals profitably;

•	uncertainty in the Company’s ability to fund the development of its mineral properties or the completion of further exploration programs;

•	risks related to the Company’s ability to successfully negotiate and maintain agreements with the Ejido Huizopa or its members;

•	risks related to the availability of funding to develop mineral properties and to complete exploration programs;

•	risks related to the fluctuation of interest rates and the leverage ratio under the revolving credit facility;

•	risks related to accelerated payment obligations due to events of default under the revolving credit facility and/or the 4.50% convertible senior notes;

•	risks related to uncertain and volatile economic conditions;

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

•
risks related to increased competition that could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable properties for mineral exploration and development in the future; and

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

NOTE TO UNITED STATES READERS -
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company prepares its financial statements, which are filed with this annual report on Form 40-F, in accordance with Canadian generally accepted accounting practices (“GAAP”), and they are subject to Canadian auditing and auditor independence standards. They are not comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 13 to the audited consolidated financial statements of the Company.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2009, based upon the noon exchange rate as quoted by the Bank of Canada, was U.S.$1.00 = CDN$1.0466.

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

Accordingly, information contained in this annual report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2009 is filed as Exhibit 1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended December 31, 2009, 2008 and 2007 , including the reports of the independent registered public accounting firms with respect thereto, are filed as Exhibit 2 and Exhibit 4 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of important differences between Canadian GAAP and United States GAAP, see Note 13 to the Company’s audited consolidated financial statements.

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Shareholders should be aware that the acquisition, ownership, and disposition of common shares of the Company may have tax consequences under the laws of both Canada and the United States. Shareholders are solely responsible for determining the tax consequences applicable to their particular circumstances and should consult their own tax advisors concerning an investment in the Company’s common shares.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report, the fiscal year ended December 31, 2009, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that, as of the end of the period covered by this annual report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based upon its assessment, management concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was effective.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended December 31, 2009. In this annual report, the Company’s independent registered auditor, KPMG LLP (“KPMG”), must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2009. KPMG has audited the Company’s financial statements included in this annual report on Form 40-F and issued a report thereon.

Auditor’s Attestation Report

KPMG’s attestation report on the Company’s internal control over financial reporting is included as part of Exhibit 2 and incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

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

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board of Directors” or “Board”) is responsible for the Company’s Corporate Governance policies and has separately designated standing Compensation, Nominating and Technical and Commercial Oversight Committees. The Company’s Board of Directors has determined that all the members of the Compensation, Nominating, and Technical and Commercial Oversight Committees are independent, based on the criteria for independence and unrelatedness prescribed by Section 803(A) of the NYSE Amex Equities (the “NYSE Amex”) Company Guide.

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

AUDIT COMMITTEE

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Company’s Audit Committee comprises Robert L. Leclerc, James M. Dawson and H. Leo King, all of whom, in the opinion of the Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Sections 803(A) and 803(B) of the NYSE Amex Company Guide) and are financially literate. The Audit Committee meets the requirements set forth by the NYSE Amex Company Guide Section 803(B).

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

Audit Committee Financial Expert

The Board of Directors has not designated an “audit committee financial expert” within the meaning of applicable U.S. securities rules and regulations. Each member of the Audit Committee is financially literate, and, in accordance with NYSE Amex Company Guide Section 803(B)(2)(iii), the Board of Directors has determined that Mr. Leclerc is financially sophisticated based on his experience as the chief executive officer of a large law firm (1993 to 1996) and of a company whose shares were listed and traded in the United States and Canada (1997 to 2003). Mr. Leclerc was ultimately responsible for the activity and authority conferred regularly on the chief financial officers who reported to him. However, Mr. Leclerc did not assume an active role in supervising others engaged in the preparation, audit, analysis or evaluation of financial statements. Mr. Leclerc has no accreditation to perform such work.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITOR

On June 13, 2008, at the request of the Company, BDO Canada LLP, Chartered Accountants (“BDO”) resigned as the Company’s auditor (effective January 1, 2010 BDO Dunwoody LLP changed its name to BDO Canada LLP). Pursuant to the Ontario Business Corporations Act, the directors of the Company filled the vacancy in the office of the auditor by appointing KPMG LLP, Chartered Accountants (“KPMG”) as the Company’s auditor.

The following table shows the aggregate fees billed to the Company by KPMG in 2009 and BDO and KPMG in 2008.

Audit fees	2009	2008
Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual consolidated financial statements and review of quarterly consolidated financial statements.	$ 249,282	$ 251,590
Audit related fees
Services provided for statutory and regulatory filings or engagements, including equity financings.	53,698	71,400
Tax fees
Tax compliance, taxation advice and tax planning for international operations	65,582	64,033
All other fees	-	-
	$ 368,562	$ 387,023

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit and non-audit services to be provided to the Company by its independent auditor. Non-audit services that are prohibited from being provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditor. Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2009 have been pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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

During the fiscal year ended December 31, 2009, the Company did not substantially amend, waive, or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

CONTRACTUAL OBLIGATIONS

The information provided under the heading “Management’s Discussion and Analysis — Capital Resources and Liquidity – Contractual Obligations and Commitments ” contained in Exhibit 3 as filed with this annual report on Form 40-F contains our disclosure of contractual obligations and is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2008 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NYSE AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE Amex. Section 110 of the NYSE Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

Shareholder Meeting Quorum Requirement: The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on NYSE Amex is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Articles and bylaws. A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

Proxy Delivery Requirement: NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval Requirement: The Company will follow Toronto Stock Exchange rules for shareholder approval of new issuances of its common shares. Following Toronto Stock Exchange rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the Company; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to Toronto Stock Exchange rules, in the case of private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Company may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on the Company’s website at www.minefinders.com. Information contained on its website is not part of this annual report.

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

EXHIBITS

1.	Annual Information Form of the Company for the year ended December 31, 2009

2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this annual report:

Auditors’ Report on Consolidated Financial Statements as of and for the years ended December 31, 2009 and 2008 and Auditors’ Report on Effectiveness of Internal Control Over Financial Reporting as at December 31, 2009;

Consolidated Balance Sheets as of December 31, 2009 and 2008; Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2009, 2008 and 2007;

Consolidated Statement of Shareholders’ Equity for the years ended December 31, 2009, 2008 and 2007;

Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007;

Notes to Consolidated Financial Statements (which includes a reconciliation with United States GAAP) ;

3.	Management’s Discussion and Analysis

4.	Auditors’ Report on Consolidated Financial Statements for the year ended December 31, 2007

CERTIFICATIONS

5.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

6.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

7.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

8.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CONSENTS

9.	Consent of KPMG LLP

10.	Consent of BDO Canada LLP

11.	Consent of Mark H. Bailey

12.	Consent of Gustavson Associates LLC.

13.	Consent of William J. Crowl R.G., Gustavson Associates LLC.

14.	Consent of Donald E. Hulse P.E., Gustavson Associates LLC.

15.	Consent of Chlumsky, Armbrust & Meyer, LLC

16.	Consent of Richard L. Nielsen, Ph.D., Chlumsky, Armbrust and Meyer LLC.

17.	Consent of Robert L. Sandefur, P.E., Chlumsky, Armbrust and Meyer LLC.

18.	Consent of Kappes, Cassiday & Associates

19.	Consent of Daniel W. Kappes, Kappes, Cassiday & Associates

20.	Consent of Ralph R. Sacrison, Sacrison Engineering

21.	Consent of David Linebarger, Sacrison Engineering

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

MINEFINDERS CORPORATION LTD.

By:	/s/ Mark H. Bailey
Name:	Mark H. Bailey
Title:	President and Chief Executive Officer
Date:	February 25, 2010

CERTIFICATION

I, Mark H. Bailey, certify that:

1.	I have reviewed this annual report on Form 40-F of Minefinders Corporation Ltd.;

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

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date:	February 25, 2010	By:	/s/ Mark H. Bailey

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

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date:	February 25, 2010	By:	/s/ Greg D. Smith

Greg D. Smith
Chief Financial Officer

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Minefinders Corporation Ltd. (the “Company”) on Form 40-F for the period ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Mark H. Bailey, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)        The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)        The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 25, 2010	/s/ Mark H. Bailey

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

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Minefinders Corporation Ltd. (the “Company”) on Form 40-F for the period ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Greg D. Smith, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)        The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)        The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 25, 2010	/s/ Greg D. Smith

Greg D. Smith
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Minefinders Corporation Ltd. and will be retained by Minefinders Corporation Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.