Form 40-F/A
period 2009-12-31
MINEFINDERS CORP LTD.
filed 2010-03-08
CIK 926479

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

The Company hereby files this amendment number one to its annual report on Form 40-F for the year ended December 31, 2009, as originally filed with the United States Securities and Exchange Commission (the "SEC") on March 2, 2010 (the "Original Report"), to re-file the Auditors' Report on Consolidated Financial Statements as of and for the years ended December 31, 2009 and 2008 to correct a typographical error and to re-file the consent from its independent auditor which inadvertently failed to consent to the incorporation by reference of their audit reports contained in this annual report into the Company's effective registration statements filed with the SEC. Other than the correction to the Auditors' Report on Consolidated Financial Statements as of and for the years ended December 31, 2009 and 2008, as included in Exhibit 2 and to the consent included as Exhibit 9, no disclosure contained in any Item of the Original Report is being amended, updated or otherwise revised.

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

Auditors’ Report on Consolidated Financial Statements as of and for the years ended December 31, 2009 and 2008 and *Auditors’ Report on Effectiveness of Internal Control Over Financial Reporting as at December 31, 2009;

*Consolidated Balance Sheets as of December 31, 2009 and 2008;

*Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2009, 2008 and 2007;

*Consolidated Statement of Shareholders’ Equity for the years ended December 31, 2009, 2008 and 2007;

*Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007;

*Notes to Consolidated Financial Statements (which includes a reconciliation with United States GAAP);

3.*	Management’s Discussion and Analysis

4.*	Auditors’ Report on Consolidated Financial Statements for the year ended December 31, 2007

CERTIFICATIONS

5.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

6.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

7.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

8.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CONSENTS

9.	Consent of KPMG LLP

10.*	Consent of BDO Canada LLP

11.*	Consent of Mark H. Bailey

12.*	Consent of Gustavson Associates LLC.

13.*	Consent of William J. Crowl R.G., Gustavson Associates LLC.

14.*	Consent of Donald E. Hulse P.E., Gustavson Associates LLC.

15.*	Consent of Chlumsky, Armbrust & Meyer, LLC

16.*	Consent of Richard L. Nielsen, Ph.D., Chlumsky, Armbrust and Meyer LLC.

17.*	Consent of Robert L. Sandefur, P.E., Chlumsky, Armbrust and Meyer LLC.

18.*	Consent of Kappes, Cassiday & Associates

19.*	Consent of Daniel W. Kappes, Kappes, Cassiday & Associates

20.*	Consent of Ralph R. Sacrison, Sacrison Engineering

21.*	Consent of David Linebarger, Sacrison Engineering

* - Previously filed as an exhibit to the Company’s Annual Report on Form 40-F, as filed with the SEC on March 2, 2010.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

MINEFINDERS CORPORATION LTD.

By:	/s/ Mark H. Bailey
Name:	Mark H. Bailey
Title:	President and Chief Executive Officer
Date:	March 5, 2010

CERTIFICATION

I, Mark H. Bailey, certify that:

1.	I have reviewed this annual report on Form 40-F/A of Minefinders Corporation Ltd.;

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

	b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date	March 5, 2010	By	/s/ Mark H. Bailey

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

	b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date	March 5, 2010	By	/s/ Greg D. Smith

Greg D. Smith
Chief Financial Officer

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Minefinders Corporation Ltd. (the “Company”) on Form 40-F/A for the period ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Mark H. Bailey, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 5, 2010	/s/ Mark H. Bailey

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

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Minefinders Corporation Ltd. (the “Company”) on Form 40-F/A for the period ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Greg D. Smith, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 5, 2010	/s/ Greg D. Smith

Greg D. Smith
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Minefinders Corporation Ltd. and will be retained by Minefinders Corporation Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.