Form 40-F
period 2010-12-31
MINEFINDERS CORP LTD.
filed 2011-02-25
CIK 926479

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Commission file number: 001-31586

MINEFINDERS CORPORATION LTD.
(Exact Name of Registrant as Specified in its Charter)

Ontario	1000	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

2288 – 1177 West Hastings Street
Vancouver, British Columbia, Canada V6E 2K3
(604) 687-6263
(Address and Telephone Number of Registrant’s Principal Executive Offices)

CT Corporation 111 Eighth Avenue, 13th Floor New York, New York 10011 (Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)	Copies to: Kenneth G. Sam Dorsey & Whitney LLP 1400 Wewatta, Suite 400 Denver, CO 80202 (303) 629-3400

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE Amex Equities

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filed with this form:

[ X ] Annual Information Form [ X ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 79,705,406

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

  risks related to uncertain and volatile economic conditions;

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

  risks related to currency fluctuations;

  risks related to the inherently dangerous activity of mining, including conditions or events beyond the Company’s control;

  risks related to governmental regulations;

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

  risks related to the Company’s land reclamation requirements which may be burdensome;

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

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this annual report on Form 40-F. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as may be required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NOTE TO UNITED STATES READERS -
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its financial statements, which are filed with this annual report on Form 40-F, in accordance with Canadian generally accepted accounting practices (“GAAP”), and they are subject to Canadian auditing and auditor independence standards. They are not comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 13 to the audited consolidated financial statements of the Company.

Effective January 1, 2011, the Company will begin preparing its financial statements in accordance with International Financial Reporting Standards.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2010, based upon the noon exchange rate as quoted by the Bank of Canada, was U.S.$1.00 = CDN$0.9946.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2010 is filed as Exhibit 1 and incorporated by reference in this annual report on Form 40-F.

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

Accordingly, information contained in this annual report on Form 40-F and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended December 31, 2010, 2009 and 2008 , including the reports of the independent registered public accounting firm with respect thereto, are filed as Exhibit 2 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of important differences between Canadian GAAP and United States GAAP, see Note 13 to the Company’s audited consolidated financial statements.

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

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F, the fiscal year ended December 31, 2010, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that, as of the end of the period covered by this annual report, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based upon its assessment, management concluded that, as of December 31, 2010, the Company’s internal control over financial reporting was effective.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended December 31, 2010. In this annual report, the Company’s independent registered auditor, KPMG LLP (“KPMG”), must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2010. KPMG has audited the Company’s financial statements included in this annual report on Form 40-F and issued a report thereon.

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

Compensation

Compensation of the Company’s CEO and all other officers is recommended to the Board for determination by the Compensation Committee. The Compensation Committee develops, reviews and monitors director and executive compensation and policies. The Compensation Committee is also responsible for annually reviewing the adequacy of compensation for directors and others and the composition of compensation packages. The Company’s CEO cannot be present during the Compensation Committee’s deliberations or vote.

Nominating Committee

Nominees for the election to the Board of Directors are recommended by the Nominating Committee. The Nominating Committee’s responsibilities include considering annually the size and composition of the Board and the qualifications of incumbent directors and recommending to the Board such changes as it sees fit; identifying and recommending, annually, qualified persons to be nominated for election or re-election to the Board; reviewing changes in applicable laws, emerging practices or other initiatives relating to directors or boards of directors; providing orientation programs for new directors and continuing development programs for existing directors; and reviewing annually the functioning of the Nominating Committee.

Technical and Commercial Oversight Committee

The responsibilities of the Technical and Commercial Oversight Committee include: considering and evaluating technical studies prepared by or for the Company; recommending to the Board annual mine plans and budgets derived from those plans; evaluating long-term mine plans; and reviewing the impact of proposed changes in applicable laws, emerging practices and other technical initiatives in the mining industry.

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

Mr. King is a professional geologist who has nearly twenty years of experience in senior executive positions within the base and precious metals mining industry. He is the president and a director of a public company, and his responsibilities have included the operation of internal control systems and compliance with public financial disclosure requirements. In discharging these responsibilities Mr. King has acquired the requisite skill and knowledge in understanding the accounting principles, and their application, adopted by this Company in its financial disclosures.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITOR

The following table shows the aggregate fees billed to the Company by KPMG in 2010 and 2009.

Audit fees	2010	2009
Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual consolidated financial statements and review of quarterly consolidated financial statements.	$281,289	$249,282
Audit related fees
Services provided for statutory and regulatory filings or engagements, including equity financings.	39,991	53,698
Tax fees
Tax compliance, taxation advice and tax planning for international operations	38,228	65,582
	$359,508	$368,562

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit and non-audit services to be provided to the Company by its independent auditor. Non-audit services that are prohibited from being provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditor. Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2010 have been pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all the Company’s directors, executive officers and employees, which was previously filed as Exhibit 14 to the Company’s annual report on Form 40-F for the year ended December 31, 2004, filed with the SEC on March 29, 2005 and is incorporated herein by reference. The Code is available to any person, without charge, by written request to the Company at its principal executive office in Vancouver, British Columbia, Canada.

During the fiscal year ended December 31, 2010, the Company did not substantially amend, waive, or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

CONTRACTUAL OBLIGATIONS

Our disclosure of contractual obligations is provided under the heading “Management’s Discussion and Analysis —Capital Resources and Liquidity – Contractual Obligations and Commitments ” contained in Exhibit 3 as filed with this annual report on Form 40-F contains our disclosure of contractual obligations and is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2010 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act (The “Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities. During the fiscal year ended December 31, 2010, the Company had no such specified health and safety violations, orders or citations, related assessments or legal actions, mining-related fatalities, or similar events in relation to the Company’s United States operations requiring disclosure pursuant to Section 1503(a) of the Dodd-Frank Act.

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

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC on November 24, 2010, which is hereby incorporated by reference, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises.

EXHIBITS

1.	Annual Information Form of the Company for the year ended December 31, 2010

2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this annual report:

Auditors’ Report on Consolidated Financial Statements as of and for the years ended December 31, 2010, 2009 and 2008 and Auditors’ Report on Effectiveness of Internal Control Over Financial Reporting as at December 31, 2010;

Consolidated Balance Sheets as of December 31, 2010 and 2009;

Consolidated Statements of Operations and Comprehensive Income/Loss for the years ended December 31, 2010, 2009 and 2008;

Consolidated Statement of Shareholders’ Equity for the years ended December 31, 2010, 2009 and 2008;

Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008;

Notes to Consolidated Financial Statements (which includes a reconciliation with United States GAAP) ;

3.	Management’s Discussion and Analysis

CERTIFICATIONS

5.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

6.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

7.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

8.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CONSENTS

9.	Consent of KPMG LLP

10.	Consent of Mark H. Bailey

11.	Consent of Gustavson Associates LLC.

12.	Consent of William J. Crowl R.G., Gustavson Associates LLC.

13.	Consent of Donald E. Hulse P.E., Gustavson Associates LLC.

14.	Consent of Chlumsky, Armbrust & Meyer, LLC

15.	Consent of Richard L. Nielsen, Ph.D., Chlumsky, Armbrust and Meyer LLC.

16.	Consent of Robert L. Sandefur, P.E., Chlumsky, Armbrust and Meyer LLC.

17.	Consent of Kappes, Cassiday & Associates

18.	Consent of Daniel W. Kappes, Kappes, Cassiday & Associates

19.	Consent of Ralph R. Sacrison, Sacrison Engineering

20.	Consent of David Linebarger, Sacrison Engineering

21.	Consent of Joel Primitivo Sanchez Campos

22.	Consent of J. Rafael Sanchez Campos

23.	Consent of Lawrence J. O’Connor

24.	Consent of Anthony E. W. Crews

25.	Consent of Kenneth L. Myers

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

MINEFINDERS CORPORATION LTD.

By:	/s/ Mark H. Bailey
Name:	Mark H. Bailey
Title:	President and Chief Executive Officer
Date:	February 24, 2011

CERTIFICATION

I, Mark H. Bailey, certify that:

1.	I have reviewed this annual report on Form 40-F of Minefinders Corporation Ltd.;

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

	b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date:	February 24, 2011	By:	/s/ Mark H. Bailey
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

	b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date:	February 24, 2011	By:	/s/ Greg D. Smith
Greg D. Smith
Chief Financial Officer

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Minefinders Corporation Ltd. (the “Company”) on Form 40-F for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Mark H. Bailey, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 24, 2011	/s/ Mark H. Bailey

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

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Minefinders Corporation Ltd. (the “Company”) on Form 40-F for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Greg D. Smith, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 24, 2011	/s/ Greg D. Smith

Greg D. Smith
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Minefinders Corporation Ltd. and will be retained by Minefinders Corporation Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.